UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED December 31, 2023
OR
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM   TO

COMMISSION FILE NUMBER 001-33829



Keurig Dr Pepper Inc.
(Exact name of registrant as specified in its charter)

Delaware	**98-0517725**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. employer identification number)*

53 South Avenue
Burlington, Massachusetts 01803
(Address of principal executive offices)

(781) 418-7000
(Registrant's telephone number, including area code)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Securities Exchange Act of 1934.

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☐ Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).Yes ☐   No ☒

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock	KDP	The Nasdaq Stock Market LLC

As of June 30, 2023, the aggregate market value of the registrant's common equity held by non-affiliates of the registrant was approximately $31.3 billion (based on the closing sales price of the registrant's common stock on that date). As of February 20, 2024, there were 1,387,591,010 shares of the registrant's common stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission in connection with the registrant's Annual Meeting of Stockholders are incorporated by reference in Part III.

KEURIG DR PEPPER INC.
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2023

MASTER GLOSSARY

Term	Definition
2009 Incentive Plan	Keurig Dr Pepper Inc. Omnibus Incentive Plan of 2009 (formerly known as the Dr Pepper Snapple Group, Inc. Omnibus Stock Incentive Plan of 2009)
2019 Incentive Plan	Keurig Dr Pepper Inc. Omnibus Incentive Plan of 2019
2021 364-Day Credit Agreement	The Company's $1,500 million credit agreement, which was entered into on March 26, 2021 and contains a term-out option
2022 Revolving Credit Agreement	KDP's $4 billion revolving credit agreement, which was executed in February 2022 and replaced the 2021 364-Day Credit Agreement and the KDP Revolver
2022 Strategic Refinancing	A series of transactions in April 2022, whereby KDP issued the 2029 Notes, the 2032 Notes, and the 2052 Notes, and voluntarily prepaid and retired the remaining 2023 Merger Notes and tendered portions of the 2025 Merger Notes, the 2028 Merger Notes, the 2038 Merger Notes, and the 2048 Merger Notes
ABC	The American Bottling Company, a wholly-owned subsidiary of KDP
ABI	Anheuser-Busch InBev SA/NV
Accelerator	Accelerator Active Energy LLC, an equity method investment of KDP and a brand of energy drinks (formerly known as A Shoc)
AOCI	Accumulated other comprehensive income or loss
ASU	Accounting Standards Update
Athletic Brewing	Athletic Brewing Holding Company, LLC, an equity method investment of KDP
Bedford	Bedford Systems, LLC, an equity method investment of KDP and the maker of Drinkworks
Board	The Board of Directors of KDP
BodyArmor	BA Sports Nutrition, LLC
bps	basis points
Central States	The Central States, Southeast and Southwest Areas Pension Fund
CEO	Chief Executive Officer
Chobani	FHU US Holdings LLC, an equity method investment of KDP
CISO	Chief Information Security Officer
Coca-Cola	The Coca-Cola Company
CODM	Chief Operating Decision Maker
CSD	Carbonated soft drink
DIO	Days inventory outstanding
DPO	Days of payables outstanding
DPS	Dr Pepper Snapple Group, Inc.
DPS Merger	The combination of the business operations of Keurig and DPS as of July 9, 2018
DSD	Direct Store Delivery, KDP's route-to-market whereby finished beverages are delivered directly to retailers
DSO	Days sales outstanding
EPS	Earnings per share
ESG	Environmental, social, and governance
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FX	Foreign exchange
IT	Information technology
IRA	Inflation Reduction Act of 2022
IRS	Internal Revenue Service
JAB	JAB Holding Company S.a.r.l., and affiliates
JPMorgan	JPMorgan Chase Bank, N.A.
KDP Revolver	The Company's $2,400 million revolving credit facility, which was entered into on February 28, 2018

Term	Definition
Keurig	Keurig Green Mountain, Inc., a wholly-owned subsidiary of KDP, and the brand of our brewers
La Colombe	La Colombe Holdings, Inc.
LRB	Liquid refreshment beverages
Nasdaq	The Nasdaq Stock Market LLC
Notes	Collectively, the Company's senior unsecured notes
Nutrabolt	Woodbolt Holdings LLC, d/b/a Nutrabolt, an equity method investment of KDP
PCI Standard	Payment Card Industry Data Security Standard
PepsiCo	PepsiCo, Inc.
Peet's	Peet's Coffee & Tea, Inc.
PET	Polyethylene terephthalate, which is used to make the Company's plastic bottles
PFAS	Per- and polyfluoroalkyl substances
PRMB	Post-retirement medical benefit
Proxy Statement	The definitive proxy statement for the Annual Meeting of Stockholders to be filed with the SEC within 120 days of December 31, 2023, pursuant to Regulation 14A under the Exchange Act
PSU	Performance stock unit
Revive	Revive Brands, a wholly-owned subsidiary of KDP
rPET	Post-consumer recycled PET
RSU	Restricted stock unit
RTD	Ready to drink
RVG	Residual value guarantee
S&P	Standard & Poor's
SEC	Securities and Exchange Commission
SG&A	Selling, general and administrative
SOFR	Secured Overnight Financing Rate
Tractor	Tractor Beverages, Inc., an equity method investment of KDP
U.S. GAAP	Accounting principles generally accepted in the U.S.
Veyron SPEs	Special purpose entities with a single sponsor, Veyron Global
VIE	Variable interest entity
Vita Coco	The Vita Coco Company, Inc.
Walmart	Walmart Inc.
WD	Warehouse Direct, KDP's route-to-market whereby finished beverages are shipped to retailer warehouses, and then delivered by the retailer through its own delivery system to its stores
WIP	Work-in-process

References throughout this Annual Report on Form 10-K to "we", "our", "KDP" or "the Company" refer to Keurig Dr Pepper Inc. and all wholly-owned subsidiaries included in our audited Consolidated Financial Statements.

The following discussion should be read in conjunction with our audited Consolidated Financial Statements and the related Notes thereto included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that are based on management's current expectations, estimates, and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of various factors, including the factors described under "Risk Factors" within Item 1A and elsewhere in this Annual Report on Form 10-K, and subsequent filings with the SEC.

PART I

ITEM 1.   BUSINESS

OUR COMPANY

Keurig Dr Pepper Inc. is a leading beverage company in North America that manufactures, markets, distributes and sells hot and cold beverages and single serve brewing systems. KDP has a broad portfolio of iconic beverage brands, including Dr Pepper, Canada Dry, Green Mountain Coffee Roasters, Snapple, Mott's, The Original Donut Shop, Clamato, and Core Hydration, as well as the Keurig brewing system. We have some of the most recognized beverage brands in North America, with significant consumer awareness levels and long histories that evoke strong emotional connections with consumers. We offer more than 125 owned, licensed, and partner brands, available nearly everywhere people shop and consume beverages through our sales and distribution network.

KDP was created on July 9, 2018, through the combination of the business operations of Keurig, a leading producer of innovative single serve brewing systems and specialty coffee in the U.S. and Canada, and DPS, a company built over time through a series of strategic acquisitions that brought together iconic beverage brands in North America. Today, we trade on Nasdaq under the symbol KDP, and we are a member of the Nasdaq 100 Index.

OUR STRENGTHS AND STRATEGY

Our scalable business model provides a platform for future growth, focused on:

Strong, balanced portfolio of leading, consumer-preferred brands with proven ability to expand via innovation, renovation and partnerships. We own a diverse portfolio of well-known beverage brands. Many of our brands enjoy high levels of consumer awareness, preference, and loyalty rooted in their rich heritage. This portfolio provides our customers with a wide variety of products to meet consumers' needs and provides us with a platform for growth and profitability.

We drive growth in our business through investments in innovation, renovation, and marketing to support our portfolio of owned brands and partnerships with other leading beverage brands. We have a robust innovation program, which is designed to meet consumers' changing flavor and beverage preferences and to grow our share of beverage occasions. We have cultivated relationships with leading beverage brands to create long-term partnerships that enable us and our partners to benefit equitably in future value creation, and where appropriate, we bring these partner brands into our owned portfolio through acquisitions. We continually evaluate making investments in companies that fill in whitespace in our portfolio.

Flexible and scalable route-to-market network, with unique e-commerce expertise. We have strategically-located distribution capabilities, which enable us to better align our operations with our customers and our sales channels, to ensure our products are available to meet consumer demand, to reduce transportation costs, and to have greater control over the timing and coordination of new product launches. We actively manage transportation of our products using our fleet (owned and leased) of approximately 6,900 vehicles in the U.S. and 2,000 in Mexico, as well as third party logistics providers.

With our Keurig.com website, we have a leading direct-to-consumer e-commerce platform which provides us insights and expertise in the e-commerce channel. We have been able to translate those insights and experiences to our cold business as the number of fulfillment options that are better suited economically for beverages has evolved, leading to growth in the e-commerce channel.

High-performing team driving better, faster decisions, enabled by technology. We believe that our team and the culture we have created are a competitive advantage. When we approach our customers, we do so as a modern beverage company, strengthened through our use of data and technology.

Bold ESG commitments and collaborations making positive impacts. We have worked diligently to embed conscious and responsible business practices into the foundation of our company. Our holistic ESG strategy is positioned to drive tangible and scalable solutions in service of doing more and better for our people, our environment and our communities.

Highly efficient business model, driving significant cash flow and investments. Our highly efficient business model, both from a cost and a cash perspective, gives us optionality to invest internally and pursue investments, partnerships, acquisitions, or other opportunities to continue to drive growth and create value.

OUR PRODUCTS AND OPERATING STRUCTURE

We are a leading integrated brand owner, manufacturer, and distributor of beverages in the U.S., Canada, Mexico and the Caribbean. We have a portfolio of brands with the ability to satisfy every consumer need, anytime and anywhere – hot or cold, at home or on-the-go, at work, or at play.

Operating and Reportable Segments

As of December 31, 2023, our operating structure consists of three operating and reportable segments: U.S. Refreshment Beverages, U.S. Coffee, and International. Segment financial data, including financial information about foreign and domestic operations, is included in Note 7 of the Notes to our Consolidated Financial Statements.

U.S. Refreshment Beverages

Our U.S. Refreshment Beverages segment is a brand owner, manufacturer, and distributor of liquid refreshment beverages, or LRBs, in the U.S. In this segment, we manufacture and distribute beverage concentrates, syrups, and finished beverages of our brands to third-party bottlers, distributors, retailers, and, ultimately, the end consumer.

We manufacture beverage concentrates and syrups, which we then sell throughout the U.S. to third party bottlers or use them in our own manufacturing systems. Beverage concentrates, which are highly concentrated proprietary flavors, are combined with carbonation, water, sweeteners, and other ingredients, packaged in aluminum cans, PET bottles, and glass bottles, and sold as a packaged beverage to retailers and, ultimately, the end consumer. Beverage concentrates are also manufactured into syrup, which is shipped to fountain customers, such as fast food restaurants, who mix the syrup with water and carbonation to create a finished beverage at the point of sale to consumers. Dr Pepper represents most of our fountain channel volume.

We manufacture and distribute finished beverages of our own beverage brands. Additionally, in order to maximize the size and scale of our manufacturing and distribution operations, we also distribute finished beverages for our partner brands and manufacture finished beverages for other third parties, including partners and private labels. We partner with other brands seeking effective route-to-market capabilities, including national selling and distribution scale. These brands can also give us exposure in certain markets to fast growing segments of the beverage industry in a capital-efficient manner. We sell finished beverages through our DSD and our WD systems, both of which include sales to all major retail channels.

Key brands in this segment include Dr Pepper, Canada Dry, Mott's, Snapple, A&W, 7UP, Sunkist soda, Squirt, Hawaiian Punch, Core Hydration, Bai, C4 Energy, Clamato, Evian, Yoo-Hoo, Big Red, and Vita Coco.

U.S. Coffee

Our U.S. Coffee segment is primarily a brand owner, manufacturer, and distributor of innovative single serve brewers, specialty coffee (including hot and iced varieties), and RTD coffee in the U.S. Our Keurig single serve brewers are aimed at changing the way consumers prepare and enjoy coffee and other beverages both at home and away from home in places such as offices, hotels, restaurants, cafeterias, and convenience stores. We create value by developing and selling our Keurig single serve brewers and by expanding Keurig brewer household adoption, which enables sales of specialty coffee and a variety of other specialty beverages in K-Cup pods (including hot and iced teas, hot cocoa, and other beverages) for use with Keurig brewers. We also compete in the broader coffee category through traditional whole bean and ground coffee in other package types, including bags, fractional packages, and cans, as well as RTD coffee beverages. We, together with our partners, are able to bring consumers high-quality coffee and other beverage experiences from the brands they love, all through the one-touch simplicity and convenience of Keurig brewers. We manufacture approximately 80% of the pods in the single serve format in the U.S. on a dollar share basis.

We manufacture and sell 100% of the K-Cup pods of certain brands, including Green Mountain Coffee Roasters, The Original Donut Shop, and McCafé, to retailers, away from home channel participants, and end-use consumers. We also manufacture K-Cup pods for our partner brands, who in turn sell them to retailers and consumers. Our partner brands include Starbucks, Dunkin', Folgers, Peet's, Newman's Own Organics, Caribou Coffee, and Community Coffee, among others. We also participate in private label manufacturing arrangements. Generally, we are able to sell these brands to our away from home channel participants and directly to consumers through our website at www.keurig.com. We also have agreements for manufacturing, distributing, and selling K-Cup pods for tea under brands such as Celestial Seasonings and Bigelow. We also produce and sell K-Cup pods for cocoa, including through a licensing agreement for the Swiss Miss brand, and hot apple cider, including under our own brand, Mott's.

Our U.S. Coffee segment manufactures K-Cup pods using freshly roasted and ground coffee as well as tea, cocoa, and other products. We offer high-quality, responsibly sourced coffee, including certified single-origin, organic, flavored, limited edition, and proprietary blends. We carefully select our coffee beans and roast them to optimize their taste and flavor differences. We engineer and design most of our single serve brewers and utilize third-party contract manufacturers located in various countries in Asia for brewer appliance manufacturing. We distribute our brewers using third-party distributors, retail partners and directly to consumers through our website at www.keurig.com.

International

Our International segment includes:

- Sales in Canada, Mexico, and other international markets from the manufacture and distribution of branded concentrates, syrup, and finished beverages, including sales of the Company's own brands and third-party brands, to third-party bottlers, distributors, and retailers. Key beverage brands include Peñafiel, Clamato, Squirt, Canada Dry, Dr Pepper, Mott's, and Crush.

- Sales in Canada from the manufacture and distribution of finished goods relating to the Company's single serve brewers, K-Cup pods, and other coffee products to partners and retailers. Key K-Cup pod brands include Van Houtte, Tim Hortons, and McCafé, as well as other partner and private label brands.

Product Innovation and New Partnerships

We are focused on a robust innovation pipeline within our portfolio of products to build household penetration of our business. We regularly launch new brewers with new features and benefits, technological advances, sustainable attributes, and changes in aesthetics to provide a variety of options to suit individual consumer preferences. We also continuously innovate and renovate our portfolio of K-Cup pods and beverages to provide an expansive array of flavors.

During 2023, we launched our Keurig K-Iced family of brewers, featuring an innovative brew over ice process that allows consumers to brew both hot and iced beverages with a single coffeemaker. In addition, we expanded our ICED K-Cup pod offerings to include a variety of options that can be brewed over ice and are compatible with all Keurig models. We launched a limited edition "Start Me Up" iced coffee kit in collaboration with The Rolling Stones, which featured a custom-designed K-Iced brewer and a customized coffee blend.

We launched Dr Pepper Strawberries & Cream and Dr Pepper Strawberries & Cream Zero Sugar. We also expanded our Core Hydration enhanced water portfolio with Core Hydration+, a nutrient enhanced water with real fruit extracts and essences, in Vibrance (grapefruit), Immunity (lemon), and Calm (cucumber). In Mexico, we elevated our mineral water portfolio with Peñafiel Soft, which has no calories or sugar. Finally, we joined forces with Blue Bell Creameries to create Dr Pepper Float ice cream, which provides us a royalty from these sales.

We entered into a new partnership with Philz Coffee to provide two unique coffee blends in K-Cup pod format. We invested in, and simultaneously entered into a long-term strategic partnership with, La Colombe, which enables us to sell and distribute La Colombe shelf-stable varieties of RTD coffee and to license, manufacture, and distribute La Colombe branded K-Cup pods, both of which began in the fourth quarter of 2023. We also entered into a long-term agreement with Grupo PiSA to sell, distribute and merchandise Electrolit, a premium hydration beverage, across the U.S, beginning in early 2024.

CUSTOMERS

We primarily serve the following types of customers:

Retailers

Retailers include supermarkets, hypermarkets, mass merchandisers, club stores, e-commerce retailers, office superstores, vending machines, fountains, grocery and drug stores, convenience stores, and other small outlets. Retailers purchase finished beverages, K-Cup pods, appliances, and accessories directly from us. Our portfolio of strong brands, operational scale and experience in the beverage industry has enabled us to maintain strong relationships with major retailers throughout the U.S., Canada, and Mexico. Our largest retailer, Walmart, represented approximately 17% of our consolidated net sales in 2023. Net sales to Walmart are included in all reportable segments.

Bottlers and Distributors

In the U.S. and Canada, we generally grant manufacturing and distribution licenses for our carbonated soft drinks to bottlers for specific geographic areas that are exclusive and long-term, and they have historically been perpetual in many cases. These bottlers may be affiliated with Coca-Cola or with PepsiCo, or they may be independent. These agreements prohibit bottlers and distributors from selling the licensed products outside their exclusive territory and from selling any imitative products in that territory. Generally, we may terminate bottling and distribution agreements only for cause, change in control, or breach of agreements, and the bottler or distributor may terminate without cause upon giving certain specified notice and complying with other applicable conditions. These bottlers and distributor agreements may also contain provisions for fountain distribution rights, which are not exclusive for a territory, but generally do restrict bottlers from carrying imitative product in the territory.

Certain other brands, such as Snapple, Bai, and Core, are licensed for distribution in various territories to bottlers and a number of smaller distributors such as beer wholesalers, wine and spirit distributors, independent distributors, and retail brokers.

Partners

We have differentiated ourselves and the Keurig brand through our ability to create and sustain partnerships with other leading coffee, tea, and beverage brand companies through multi-year licensing and manufacturing agreements that best suit each brand's interests and strengths. Typically, we manufacture K-Cup pods on behalf of our partners, who in turn sell them to retailers.

Away from Home Channel Participants

We distribute brewers, accessories, and K-Cup pods (owned, licensed, and partner brands) to away from home channel participants, which include office coffee distributors and hotel chains.

End-use Consumers

We have a robust e-commerce platform at www.keurig.com where end-use consumers can purchase brewers, accessories, K-Cup pods, and other coffee products, such as bagged traditional coffee and cold brew.

COMPETITORS

The beverage industry is highly competitive and continues to evolve in response to changing consumer preferences. Competition is generally based on brand recognition, taste, quality, price, availability, selection and convenience, as well as factors related to corporate responsibility and sustainability. We compete with multinational corporations with significant financial resources. In our bottling and manufacturing operations, we also compete with a number of smaller bottlers and distributors and a variety of smaller, regional, and private label manufacturers.

Our primary competitors include Coca-Cola, PepsiCo, Starbucks Corporation, The J.M. Smucker Company, The Kraft Heinz Company, and Nestlé S.A. Although these companies offer competing brands in categories we participate in, many are also our partners or customers, as they purchase beverage concentrates or K-Cup pods directly from us.

MATERIAL RESOURCES

Raw Materials

The principal raw materials we use in our business, which we commonly refer to as ingredients and materials, represent approximately 55% of our cost of sales and include green coffee, water, aluminum cans and ends, PET bottles and caps, including both virgin and rPET, CO_2, sweeteners, paper products, K-Cup pod packaging materials, fruit, glass bottles and enclosures, cocoa, teas, juices, and other ingredients. We also use post-consumer recycled materials in the manufacturing of our single serve brewers.

The availability, quality, and costs of many of these materials have fluctuated, and may continue to fluctuate, over time. Additionally, under many of our supply arrangements for these raw materials, the price we pay fluctuates along with certain changes in indirect commodity costs, such as aluminum in the case of cans and ends, natural gas in the case of glass bottles, resin in the case of K-Cup pods, PET bottles and caps, corn in the case of sweeteners, and pulp in the case of paperboard packaging.

When appropriate, we mitigate the exposure to volatility in the prices of certain commodities used in our production process and transportation to our customers through the use of various commodity derivative contracts or supplier pricing agreements. The intent of the contracts and agreements is to provide a certain level of predictability in our operating margins and our overall cost structure, while remaining in what we believe to be a competitive cost position.

Green Coffee

We develop and pursue direct relationships with farms, estates, cooperatives, cooperative groups, and exporters in order to purchase green coffee and to support our broader traceability and sustainable supply chain initiatives. We also purchase green coffee through outside brokers.

Energy and Transportation Costs

In addition to ingredients and packaging costs, we are significantly impacted by changes in fuel costs, which can also fluctuate substantially, due to the large truck fleet we operate in our distribution operations (reflected within SG&A expenses) and the energy costs consumed in the production process (reflected within cost of sales).

We are also significantly impacted by changes in other transportation costs, such as ocean freight and tariffs. Transportation costs associated with the transportation and import of certain raw materials and finished goods to our manufacturing and distribution facilities are reflected within cost of sales.

Intellectual Property

Trademarks and Patents

We possess a variety of intellectual property rights that are important to our business. We rely on a combination of trademarks, copyrights, patents, and trade secrets to safeguard our proprietary rights, including our brands, our technologies, and ingredient and production formulas for our products.

We own numerous trademarks in our portfolio within the U.S., Canada, Mexico, and other countries. Depending upon the jurisdiction, trademarks are valid as long as they are in use and/or their registrations are properly maintained.

In many countries outside the U.S., Canada and Mexico, the manufacturing and distribution rights to many of our CSD brands, including our Dr Pepper trademark and formula, are owned by third parties, including, in certain cases, competitors such as Coca-Cola.

We hold U.S. and international patents related to Keurig brewers and K-Cup pod technology. Of these, a majority are utility patents and the remainder are design patents. We view these patents as valuable assets but we do not view any single patent as critical to our success. We also have pending patent applications associated with Keurig brewers and K-Cup pod technology. We take steps that we believe are appropriate to protect such innovation.

Licensing Arrangements

We license various trade names from our partners in order to manufacture K-Cup pods. Although these licenses vary in length and other terms, they generally are long-term, cover the entire U.S. and/or Canada, and may include royalty payments, upfront payments, or some combination of the two, to the partner in order to use their trade names to manufacture and/or distribute the K-Cup pods.

We license various trademarks from third parties, which generally allow us to manufacture and distribute certain products or brands throughout the U.S. and/or Canada and Mexico. For example, we license trademarks for Sunkist soda, Rose's, and Margaritaville from third parties. Although these licenses vary in length and other terms, they generally are long-term, cover the entire U.S. and/or Canada and Mexico and generally include a royalty payment to the licensor.

For beverages in emerging and fast growing categories where we may not currently have a brand presence, we license various trademarks from third party partners, which generally allow us to sell and distribute certain products or brands throughout the U.S., Canada, or Mexico. These partners view us as a distributor with strong route-to-market resources to grow their brands. Although these licenses vary in length and other terms, they generally are long-term and require a payment from the partner if the licensing agreement is terminated. In some instances, we make investments in these companies, which may include a path to acquire the company. As of December 31, 2023, our portfolio of partner brands included, but was not limited to, C4 energy drinks, evian water, Vita Coco coconut water, Polar Beverages seltzer water, Accelerator energy drinks, La Colombe shelf-stable RTD coffee, and Peet's RTD coffee.

SEASONALITY

The beverage market is subject to some seasonal variations. Our cold beverage sales are generally higher during the warmer months, while hot beverage sales are generally higher during the cooler months. Overall beverage sales can also be influenced by the timing of holidays and weather fluctuations. Sales of brewers and related accessories are generally higher during the second half of the year due to the holiday shopping season.

HUMAN CAPITAL RESOURCES

Our Employees

We have approximately 28,100 employees, primarily located in North America. In the U.S., we have approximately 21,700 employees, of which approximately 5,000 employees are covered by union collective bargaining agreements. In Mexico, we have approximately 4,800 employees, of which approximately 3,600 are covered by union collective bargaining agreements. In Canada, we have approximately 1,400 employees, with approximately 500 covered by union collective bargaining agreements. We also have approximately 200 employees in Europe and Asia.

Our collective bargaining agreements generally address working conditions, as well as wage rates and benefits, and expire over varying terms over the next several years. We generally believe that these agreements can be renegotiated on terms satisfactory to us as they expire and that we have good relationships with our employees and any representative organizations for our unionized employees.

Our compensation programs are designed to ensure that we attract and retain the right talent. We generally review and consider median market pay levels when assessing total compensation, but pay decisions are based on a more comprehensive set of considerations such as company performance, individual performance, experience, and internal equity. We continually monitor key talent metrics including employee engagement and employee turnover.

Our employee benefits programs strive to deliver competitive benefits that are effective in attracting and retaining talent, that create a culture of well-being and inclusiveness, and that meet the diverse needs of our employees. Our total package of benefits is designed to support the physical, mental, and financial health of our employees, and we currently provide access to medical, dental, vision, life insurance, retirement benefits,and disability benefits, as well as assistance with major life activities such as adoption, childbirth, and eldercare, among other benefits.

Our Culture

Together with our employees, we created a set of core values that are a unifying force for our team and are the cornerstone of KDP's culture. These core values are:

- **Team First.** Win together. Be the kind of person you want on your team.

- **Deliver Big.** Achieve our commitments. Then push beyond the expected.

- **Think Bold.** Challenge the usual. Dare to try something new.

- **Be Fearless and Fair.** Tell the truth with courage. Listen and act with respect.

Additionally, we have adopted a corporate code of conduct that applies to all of our employees, officers and our Board, which lays the foundation for ethical behavior for our team. Our code of conduct is available on our website at http://www.keurigdrpepper.com.

Employee Health and Safety

KDP uses a wide variety of strategies and programs to support the health and safety of our employees. From training on risks from non-routine tasks, such as unexpected maintenance on equipment, to installing automated systems to prevent trailers from shifting during loading and unloading, our Environmental Health & Safety team considers all aspects of what our employees may encounter and works to minimize risk. Key to these efforts are data and preventive actions. KDP measures Lost Time Incident Rate, a reliable indication of Total Recordable Injuries Rate severity, and uses a risk reduction process that thoroughly analyzes injuries and near misses.

Diversity and Inclusion

Innovative ideas come from a diverse workforce, and KDP is committed to both. Just as each of our brands brings its own personality to our product portfolio, each KDP employee brings their own unique set of experiences, perspectives, and background to our business. KDP is embracing those differences to drive rapid change, inspire innovation, and better connect with our customers and consumers. To focus our efforts on diversity and inclusion at KDP, we have established executive-level governance, including participation by our CEO, as well as a Diversity and Inclusion leadership team, comprised of committed leaders from across KDP to help set priorities and lead two-way dialogue throughout the organization, including in our Employee Resource Groups.

In 2020, we set representation goals for management at or above the Director level, known as Director+. As of December 31, 2023, our global workforce was approximately 21% female, while our global Director+ workforce was approximately 32%, as compared to our baseline of 26% in 2020. Approximately 48% of our U.S. workforce was comprised of people of color, with our U.S. Director+ workforce comprised of approximately 19% of people of color, as compared to our baseline of 17% in 2020.

GOVERNMENTAL REGULATIONS ON OUR BUSINESS

In the normal course of our business, we are subject to a variety of federal, state, and local laws and regulations in the countries in which we do business. Regulations in the U.S., as well as jurisdictions including Canada, Mexico, and the European Union, apply to many aspects of our business, including our products and their ingredients, manufacturing, safety, labeling, transportation, packaging, advertising, and sale. For example, our products and their manufacturing, labeling, marketing and sale in the U.S. are subject to various aspects of the Federal Food, Drug, and Cosmetic Act, the Federal Trade Commission Act, the Robinson-Patman Act, the Clayton Act, the Sherman Act, the Lanham Act, state consumer protection laws, and state warning and labeling laws, such as the state of California's Safe Drinking Water and Toxic Enforcement Act of 1986.

Various countries, states, provinces, and other authorities have enacted eco-taxes, extended producer responsibility laws, deposit or reuse/refill mandates, fees on certain products or packaging, restrictions or bans on the use of certain types of packaging, including single-use plastics, and regulations on PFAS, and other chemicals of concern. Certain cities and municipalities within the U.S. have also passed various taxes on the distribution of sugar-sweetened and diet beverages, which are at different stages of enactment. We expect that legislation or regulations like those described above will continue to be proposed in the future at local, state and federal levels, both in the U.S. and elsewhere.

CORPORATE RESPONSIBILITY

We are committed to acting responsibly, and our ambition is to ensure our beverages make a positive impact with every drink. *Drink Well. Do Good.* is our corporate responsibility platform. Under this platform, we focus on our greatest opportunities for impact in our supply chain, the environment, our people and communities, and on the health and well-being of our consumers. We are committed to transparency and disclosure of corporate responsibility strategies, programs, progress, and governance. Our Corporate Responsibility Report, which is issued annually, is available on our website at www.keurigdrpepper.com.

Environment

Circular Economy

Sustainable packaging is a top priority for us, and we continue to innovate for circular solutions across our portfolio. We aim to reduce the use of unnecessary materials and offer packaging that is compatible with recycling, reuse, and composting systems. We also aim to use more post-consumer recycled content across our packaging portfolio.

Improving packaging solutions for product quality, consumer use, recoverability, and reuse requires collaboration of all parties along the value chain. Using our strength in forming partnerships, we collaborate closely with a number of stakeholders, including industry groups, non-governmental organizations, and coalitions, to move our commitments beyond independent ambitions to collective action.

Climate Change

KDP is working to address climate change and build the resilience of our business and supply chain. Our approach includes a corporate policy, governance structures and transparency. Our climate goals provide a path for us to reduce our share of greenhouse gas emissions from our 2018 baseline through continuation of existing efforts, like improving energy efficiency in our operations, and the development of new focus areas, such as packaging improvements and value chain engagement. We report non-financial data annually on our climate efforts to CDP Climate.

Water Stewardship

Water is a precious natural resource that is essential to our business. As water is the primary ingredient in most of our beverages, we have a particular responsibility to be good stewards of water use in our operations, our communities and throughout our supply chain. Our water stewardship goals are focused on safeguarding water resources and building healthy communities resilient to climate change.

We conduct periodic water risk assessments of our operations and supply chain. To refine our understanding of challenges for our high water-risk sites, we assess each site in the context of the surrounding watershed, the local water issues and other local entities' interest and perspective on those issues. We last conducted a water risk assessment of our operations and supply chain in 2021. We have public goals and programs to both increase operational efficiency and to replenish water through conservation and restoration projects with conservation organizations in communities where we operate that have high water risk based on our periodic assessments. We report non-financial data annually on our water stewardship efforts to CDP Water.

Supply Chain

KDP cross-functional teams collaborate to source materials and inputs that meet our established quality requirements and sustainability goals. We identify key suppliers, farmers and business partners to encourage sustainable practices across our supply chain. We are committed to responsibly sourcing coffee, cocoa, and other priority crops, relying on third-party certification or verification programs to foster social, environmental and economic protections. We aim to responsibly source manufactured products by prioritizing and engaging key suppliers to implement and maintain effective social and environmental management systems in their own operations. We continue to focus on supporting regenerative agriculture and conservation in our supply chains, as well as advancing inclusion and improving livelihoods for the people in KDP's upstream supply chain.

Health and Well-Being

We are committed to providing a balanced portfolio of beverage options and the resources consumers need to make informed choices. Over the past few years, we have expanded our product offerings that deliver nutritional and functional benefits, as well as reducing sugar and calories. We have transformed our portfolio over the past decade, offering a low- or no-calorie option for virtually every full-calorie brand in our portfolio, and we have also added smaller portion-size offerings. Our KDP Product Facts website, found at www.kdpproductfacts.com, contains important nutrition, certification, and allergen information to empower consumers to make informed decisions and find products that meet their needs. To advance our transparency and rigor around our marketing practices and standards, we published a new Responsible Marketing Policy for the U.S. in 2023. Employees and media agencies with primary responsibility for adhering to the Responsible Marketing Policy are required to complete mandatory training on our marketing standards.

OTHER INFORMATION

Our website address is www.keurigdrpepper.com. Information on our website is not incorporated by reference in this document. We make available, free of charge through this website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

MARKET AND INDUSTRY DATA

The market and industry data in this Annual Report on Form 10-K is from Circana, an independent industry source, and is based on retail dollar sales and sales volumes in 2023. Although we believe that this independent source is reliable, we have not verified the accuracy or completeness of this data or any assumptions underlying such data. Circana is a market information provider, primarily serving consumer packaged goods manufacturers and retailers. We use Circana data as our primary management tool to track market performance because it has broad and deep data coverage, is based on consumer transactions at retailers, and is reported to us weekly. Circana data provides measurement and analysis of marketplace trends such as market share, retail pricing, promotional activity, and distribution across various channels, retailers, and geographies. Measured categories provided to us by Circana include K-Cup pods, carbonated soft drinks, RTD teas and coffee, single serve and multi-serve juice and juice drinks, sports drinks, energy drinks, still waters, carbonated waters, and non-alcoholic mixers. Circana also provides data on other food items such as apple sauce. Circana data we present in this report is compiled from scanner transactions in key retail channels, including grocery stores, mass merchandisers (including Walmart), club stores (excluding Costco), drug chains, convenience stores, and gas stations. However, this data does not include the fountain or vending channels, or small independent retail outlets, which together represent a meaningful portion of the U.S. beverage market. This data does not include certain customers and e-commerce sales which represents a significant portion of our Coffee Systems segment. Our market share data for our brewers is also based on information provided by Circana. The data presented is based upon Circana's Consumer Tracking Service for Coffeemakers in the U.S. and represents the twelve month period ended December 31, 2023.

ITEM 1A. RISK FACTORS

RISKS RELATED TO OUR OPERATIONS

Disruption of our manufacturing and distribution operations or supply chain, including increased commodity, raw material, packaging, energy, transportation, and other input costs may adversely affect our financial condition or results of operations.

We have experienced, and could continue to experience, disruptions in our supply chain and our manufacturing and distribution operations, which could have a material adverse effect on our business. Some raw materials and supplies used in the production of our products, including packaging materials, are available from a limited number of suppliers or from a sole supplier or are in short supply when seasonal demand is at its peak. Certain raw materials and supplies used directly or indirectly in the production of our products are sourced from countries experiencing civil unrest, political instability, or unfavorable economic conditions. Adverse weather conditions may affect the supply of agricultural commodities from which key ingredients for our products are derived. We may not be able to maintain favorable arrangements and relationships with suppliers, and our contingency plans may not be effective to mitigate disruptions that may arise from shortages or discontinuation of any raw materials and other supplies that we use in the manufacture and distribution of our products. In order to ensure a continuous supply of high-quality raw materials, some of our inventory purchase obligations include long-term purchase commitments for certain strategic raw materials; the timing of these may not always coincide with the period in which we need the supplies to fulfill customer demand. Any sustained or significant disruption to the manufacturing or sourcing of raw materials could increase our costs and interrupt product supply, which could adversely impact our business.

The raw materials and other supplies, including agricultural commodities (such as coffee, apples, and corn), fuel and packaging materials, transportation, and other supply chain inputs that we use for the manufacturing, production, and distribution of our products are subject to price volatility and fluctuations in availability caused by many factors, which include changes in supply and demand; supplier capacity constraints; inflation; weather conditions (including the effects of climate change); wildfires and other natural disasters; disease or pests; agricultural uncertainty; cost increases in farm inputs; health epidemics, pandemics, or other contagious outbreaks; labor shortages, strikes, or work stoppages; changes in or the enactment of new laws and regulations; governmental actions or controls (including import/export restrictions, such as new or increased tariffs, sanctions, quotas, or trade barriers); port congestion or delays; transport capacity constraints; cybersecurity incidents or other disruptions; political uncertainties; acts of terrorism; governmental instability; speculation in global trading of commodities, such as coffee; or fluctuations in foreign currency exchange rates. We have been affected by a number of these factors, led by inflationary pressures on input and other costs, which may continue.

Many of our raw materials and supplies are purchased in the open market, and the prices we pay for such items are subject to fluctuation. Under many of our supply arrangements, the price we pay for raw materials fluctuates along with certain changes in underlying commodities costs. This could lead to higher and more variable inventory levels or higher raw material costs for us. In our coffee business, the quality of the coffee we seek tends to trade on a negotiated basis at a premium above the "C" price of coffee. This premium depends upon the supply and demand at the time of purchase, and the amount of the premium can vary significantly. Volatility in coffee prices can impact our ability to enter into fixed-price purchase commitments, and we frequently enter into "price-to-be-fixed" supply contracts in which the quality, quantity, delivery period, and other negotiated terms are agreed upon, but the date, and therefore price, at which the base coffee commodity price component will be fixed has not yet been established.

When input prices increase unexpectedly or significantly, we may be unwilling or unable to increase our product prices or unable to effectively hedge against price increases to offset these increased costs without suffering reduced volume, revenue, margins, and operating results. To the extent that price increases are not sufficient to offset higher costs adequately or in a timely manner, or if they result in significant decreases in sales volume, our financial condition or results of operations may be adversely affected. In addition, price decreases in commodities that we have effectively hedged could also increase our cost of goods sold for mark-to-market changes in the derivative instruments.

We operate in intensely competitive categories, and our potential inability to compete effectively could adversely impact our business.

The beverage industry is highly competitive and continues to evolve in response to changing consumer preferences. We compete with multinational corporations that can rapidly respond to competitive pressures and changes in consumer preferences by introducing new products, changing their route to market, reducing prices, or increasing promotional activities. We also compete with various smaller or regional companies and private label manufacturers, which may be more innovative, better able to bring new products to market, and better able to quickly serve niche markets. Additionally, we compete for contract manufacturing with other bottlers and manufacturers.

A significant portion of our business is attributable to sales of K-Cup pods for use with Keurig brewing systems. Continued acceptance of Keurig brewers to further increase household penetration is a significant factor in our growth plans. Any substantial or sustained decline in the sale of Keurig brewers could materially and adversely affect our business. Keurig brewers compete against all sellers and types of coffeemakers, as well as cafes and coffee shops. Our competitive position may be weakened if we do not succeed in differentiating Keurig brewers from our competitors' products.

Our sales of beverages, Keurig brewers, K-Cup pods, and other products may be negatively affected by numerous factors including our inability to maintain or increase prices, our inability to effectively promote our products, new entrants into the market, the decision of wholesalers, retailers, or consumers to purchase competitors' products instead of ours, increased marketing costs, and higher in-store placement and slotting fees driven by our competitors' willingness to spend aggressively. In addition, the rapid growth of e-commerce may create additional consumer price deflation by, among other things, facilitating comparison shopping, and could potentially threaten the value of some of our legacy route-to-market strategies and thus negatively affect revenues. If we are unable to effectively compete, our business and our financial results would be negatively affected.

We may not effectively respond to changing consumer preferences and shopping behavior, which could impact our financial results.

Consumers' preferences continually evolve due to a variety of factors, including changing demographics of the population, social trends, changes in consumer lifestyles and consumption patterns, concerns or perceptions regarding the health effects or environmental impact of our products or packaging, concerns regarding the location of origin or source of ingredients and products, changes in consumers' spending habits, negative publicity, economic downturn, or other factors. If we do not effectively anticipate and respond to changing trends and consumer beverage preferences, including through innovation and renovation, our sales and growth could suffer.

Addressing changes in consumer preferences may require successful development, introduction, and marketing of new products and line extensions. There are inherent risks associated with new product or packaging innovation, including uncertainties about trade and consumer acceptance or potential impacts on our existing product offerings. Successful innovation may depend on our ability to obtain, protect, and maintain necessary intellectual property rights and to avoid infringing upon the intellectual property rights of others. Failure to innovate successfully could compromise our competitive position and impact our product sales, financial condition, and operating results.

Consumers are increasingly focused on sustainability, with particular attention to the recyclability or reuse of product packaging, reducing consumption of single-use plastics and non-recyclable materials and the environmental impact of manufacturing operations. If we do not meet consumer demands by continuing to provide sustainable packaging options and focusing on sustainability throughout our manufacturing operations, our sales could suffer.

Consumer shopping behavior is also rapidly evolving. Changes in mobility, travel, and leisure activity patterns, the acceleration of e-commerce and other methods of purchasing products, inflation and economic uncertainty, and pandemics, epidemics or other disease outbreaks, among others, have impacted and could continue to impact consumer shopping behavior and demand for our products. If we are unable to meet the consumer where and when they desire their products or if we are unable to respond to changes in distribution channels, our financial results could be adversely impacted.

Concerns about the safety, quality, or health effects of our products could negatively affect our business.

The success of our business depends in part on our ability to maintain consumer confidence in the safety and quality of all of our products, including beverage products, their ingredients, their packaging, and our brewers. A failure or perceived failure to meet our quality, health, or safety standards, particularly as we expand our product offerings through innovation, partnerships or acquisitions into new beverage categories, including product contamination or tampering, undeclared allergens or allegations of mislabeling, whether actual or perceived, could occur in our operations or those of our bottlers, manufacturers, distributors or suppliers. This could result in time-consuming and expensive production interruptions, recalls, market withdrawals, product liability claims, and negative publicity. It could also result in the destruction of product inventory, lost sales due to the unavailability of product for a period of time, fines from applicable regulatory agencies, and higher-than-anticipated rates of warranty returns and other returns of goods. Moreover, negative publicity may result from false, unfounded, or nominal liability claims or limited recalls.

In addition, adverse public opinion, third-party studies, or other allegations, whether or not valid, regarding the perceived or potential negative health effects of ingredients in our beverage products, such as concerns about the caloric intake associated with soft drinks or the use of artificial sweeteners in our beverages, or chemicals of concern or other substances in our ingredients or materials, may contribute to actual or threatened legal action against us, negative consumer perception of our products, additional government regulation, or new or increased taxes on our products, any of which could result in decreased demand for our products or reformulations of existing products to remove such ingredients or substances, which may be costly and reduce their appeal.

Any or all of these events may lead to a loss of consumer confidence and trust, could damage the reputation of our brands and may cause consumers to choose other products and could negatively affect our business and financial performance.

Damage to our reputation or brand image can adversely affect our business.

Our ability to maintain our reputation and the brand image of our products is important to our success. Our corporate image and reputation has in the past been, and could in the future be, adversely impacted by a variety of factors, including: any failure by us or our business partners to achieve goals or maintain high standards relating to ethical, business and environmental, social and governance practices, including with respect to human rights, child labor laws, diversity, equity and inclusion, workplace conditions, employee health and safety, the nutrition profile of our products, packaging, water use and impact on the environment; any failure to address health or other concerns about our products, products we distribute or particular ingredients in our products, including concerns regarding whether certain of our products contribute to obesity or an increase in public health costs; our research and development efforts; any product quality or safety issues, including the recall of any of our products; any failure to comply with laws and regulations; consumer perception of our advertising campaigns, sponsorship arrangements, marketing programs, use of social media and our response to political and social issues or catastrophic events; or any failure to effectively respond to negative or inaccurate comments about us on social media or otherwise regarding any of the foregoing. Damage to our reputation or brand image could decrease demand for our products, thereby adversely affecting our business.

If we do not successfully manage our acquisitions of and investments in new businesses or brands, our operating results may adversely be affected.

From time to time, we acquire or invest in businesses or brands, form joint ventures, and enter into licensing and distribution agreements. In evaluating such endeavors, we are required to make difficult judgments regarding the value of business strategies, opportunities, technologies and other assets, and the risks and cost of potential liabilities. Furthermore, we may incur unforeseen liabilities and obligations in connection with any such transactions, including in connection with the integration or management of the businesses or brands, and may encounter unexpected difficulties and costs in integrating them into our operating, governance and internal control structures. In the past we have been, and in the future we may be, unable to realize the expected benefits of acquisitions, investments or licensing or distribution agreements; it may also take longer than expected to realize the expected benefits. We may also experience delays in extending our respective internal control over financial reporting to new acquisitions or investments, which may increase the risk of misstatements in our financial records and in our consolidated financial statements. In addition, our quality management protocols, which are designed to ensure product quality and safety, may not be sufficiently robust to fully manage the expanded range of product offerings introduced through new investments, licensing or distribution agreements, which may increase our costs or subject us to negative publicity. Any acquisitions, investments or ventures may also disrupt ongoing business activity or result in the diversion of management attention and resources from other initiatives and operations. Our ability to manage and improve the performance of acquired businesses or brands and our other investments and ventures will impact our financial performance. We may not achieve the strategic and financial objectives for such transactions. If we are unable to achieve such objectives, our consolidated results could be negatively affected.

Failure to realize benefits or successfully manage the potential negative consequences of our productivity initiatives can adversely affect our financial performance.

We pursue strategic initiatives that are transformative in nature and are expected to generate significant cost savings, or productivity, over time. These strategic initiatives have included investments in new technologies and optimization of certain processes and of our manufacturing footprint. Some of our productivity initiatives may result in unintended consequences, such as business disruptions, distraction of management and employees, reduced morale and productivity, inability to obtain expected savings to reinvest into the business, an inability to attract or retain employees, negative publicity and disruption of the internal control structures of the affected business operations. If we are unable to successfully implement our productivity initiatives as planned or do not achieve expected savings as a result of these initiatives, we may not realize all or any of the anticipated benefits, resulting in adverse effects on our financial performance.

Our facilities and operations may require substantial investment and upgrading, including investments in new technologies and digital transformation, and such investments may not achieve the intended financial benefits.

We continue to incur significant costs to maintain or upgrade various technologies, facilities, and equipment or restructure our operations, including closing existing facilities or opening new ones. We invest in new and emerging technologies, including the use of automation, connected data, robotics, and artificial intelligence throughout our operations, including in our manufacturing and distribution facilities and our sales organization.

If the cost of our investments is higher than anticipated, the investments and upgrades are not sufficient to meet our near-term future business needs, our business does not develop as anticipated to appropriately utilize new or upgraded facilities, or third parties fail to complete the construction or renovation of facilities or production equipment in a timely manner or in accordance with our specifications, we may be delayed in realizing the intended benefits or our costs and financial performance could be negatively affected.

We have ongoing programs to invest and upgrade our manufacturing, distribution and other facilities, including expansive investments in manufacturing facilities in Spartanburg, South Carolina and Allentown, Pennsylvania. These investments require us to rely on third parties for the construction and renovation of our facilities and manufacturing of our production equipment. We have experienced delays related to the production equipment contained within our manufacturing facilities, including delays in receiving the equipment or in operating the equipment according to specifications outlined by the manufacturer, which have led to increased costs, and we may continue to experience such delays and cost increases.

Increases in our cost of employee benefits in the future could reduce our profitability.

Our profitability is substantially affected by costs for employee health care, pension and other retirement programs and other benefits. In recent years, these costs have increased significantly due to factors such as increases in health care costs, declines in investment returns on pension assets, and changes in discount rates used to calculate pension and related liabilities. These factors will continue to put pressure on our business and financial performance. There can be no assurance that we will succeed in limiting future cost increases, and continued upward cost pressure could have a material adverse effect on our business and financial performance.

We depend on key information systems, and our use of information technology exposes us to business disruptions that could adversely affect us.

Our information systems contain proprietary and other confidential information related to our business. These systems and services are vulnerable to interruptions or other failures resulting from, among other things, natural disasters, terrorist attacks, software, equipment or telecommunications failures, processing errors, computer viruses, other security issues or supplier defaults. Security, backup and disaster recovery measures may not be adequate or implemented properly to avoid such disruptions or failures. Any disruption or failure of these systems or services could cause substantial errors, processing inefficiencies, security breaches, inability to use the systems or process transactions, loss of customers or other business disruptions, all of which could negatively affect our business and financial performance. Our users' data and customer information may be improperly accessed, used or disclosed if we fail to adopt or adhere to adequate information security practices, or fail to comply with their respective online policies, or in the event of a breach of our networks, which could subject us to legal action, reputational harm, or otherwise negatively impact our business and financial performance.

Substantial disruption at our manufacturing and distribution facilities could occur.

A disruption at our manufacturing and distribution facilities could have a material adverse effect on our business, as could a disruption at the facilities of our bottlers, contract manufacturers or distributors. Disruptions could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, widespread illness, strikes, labor shortages, transportation or supply interruption, contractual dispute, government regulation, cybersecurity attacks or terrorism. Moreover, if demand increases beyond our production capabilities, we would need to expand our capabilities internally or acquire additional capacity. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more than existing facilities or may take a significant time to start production, each of which could negatively affect our business and financial performance.

Our intellectual property rights could be infringed or we could infringe the intellectual property rights of others, and adverse events regarding licensed intellectual property could harm our business.

We possess intellectual property that is important to our business. This intellectual property includes ingredient formulas, trademarks, copyrights, patents, business processes and other trade secrets. We cannot be certain that the legal steps taken to protect our rights will be sufficient or that others will not infringe or misappropriate our rights. If we fail to adequately protect our intellectual property rights, or if changes in laws diminish or remove the current legal protections available to them, the competitiveness of our products may be eroded and our business could suffer. We and third parties, including competitors, could come into conflict over intellectual property rights, resulting in disruptive and expensive litigation. If we are unable to protect our intellectual property rights, our brands, products and business could be harmed.

We also license various trademarks from third parties and license our trademarks to third parties. In some countries, third parties own certain trademarks and related intellectual property that we own in other countries. For example, the Dr Pepper trademark and formula is owned by Coca-Cola in some countries outside North America. Adverse events affecting those third parties or their products could also negatively impact our brands.

Failure to attract, retain, develop and motivate a highly skilled and diverse workforce, or failure to effectively manage changes in our workforce such as labor shortages, employee turnover and increases in wages, could significantly impact our operations.

The labor market has experienced and may continue to experience labor shortages, inflation in labor costs and increased employee turnover, which has impacted and may continue to impact our ability to attract and retain a highly skilled and diverse workforce. Competition in the labor market for qualified employees has increased alongside current and prospective employees' changing expectations for compensation, benefits, and flexible work models. Unplanned turnover or failure to develop and implement succession plans for senior management and other key personnel, including our CEO, could deplete our institutional knowledge base and erode our competitiveness. Failure to attract, retain, develop, and motivate a highly skilled and diverse workforce, including employees with specialized capabilities, or to maintain a culture that fosters inclusivity and diversity, including by increasing representation of underrepresented communities, can damage our business results and our reputation.

We may not be able to renew collective bargaining agreements on satisfactory terms, or we could experience union activity, including new unionization, labor disputes or work stoppages.

Many of our employees that are involved in the manufacturing or distribution of our products are covered by collective bargaining agreements. Additional employees have sought and may continue to seek to be covered by collective bargaining agreements, which may be facilitated by changing labor laws and regulations. These agreements typically expire every three to four years at various dates. We may not be able to renew our existing collective bargaining agreements on satisfactory terms or at all. This could result in labor disputes, strikes, or work stoppages, which could impair our ability to manufacture and distribute our products and result in a substantial loss of sales. The terms of existing, renewed or expanded agreements could also significantly increase our costs or negatively affect our ability to increase operational efficiency.

RISKS RELATED TO OUR FINANCIAL PERFORMANCE

We negotiate with our suppliers to optimize our terms and conditions, including payment terms, and reductions in our payment terms with our suppliers could adversely affect our liquidity.

As part of ongoing efforts to decrease our cash conversion cycle and manage our working capital, we negotiate with our suppliers to optimize our terms and conditions, which includes the consideration of payment terms. As part of this process, we strive to seek extended payment terms in commercial negotiations with potential suppliers. Excluding our suppliers who require cash at date of purchase or sale, our current payment terms with our suppliers generally range from 10 to 360 days.

The length of our payment terms has been reduced in recent periods and will continue to be reduced, including as a result of a supplier being replaced, renegotiation of a supplier's contract during the procurement process, through efforts to increase the overall pool of potential suppliers for selection, or in order to receive favorable pricing or other terms during commercial negotiations. Reductions in our payment terms have negatively affected, and could continue to negatively affect, our liquidity and our ability to maintain our cash conversion cycle to maximize our working capital. Reduced payment terms have contributed to, and could continue to contribute to, our need to utilize various financing arrangements for short-term liquidity.

We cannot guarantee that our share repurchase program will be fully consummated or that our share repurchase program will enhance long-term stockholder value.

In October 2021, our Board authorized the Company to repurchase up to $4 billion of our outstanding common stock over a four-year period, beginning on January 1, 2022, potentially enabling us to return value to shareholders. Our repurchase program does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares. Under the terms of our share repurchase program, shares may be repurchased from time to time in open market transactions at prevailing market prices, in privately negotiated transactions, or by other means (including through the use of trading plans intended to qualify under Rule 10b5-1 under the Exchange Act) in accordance with federal securities laws. We may fund our share repurchases through a combination of cash flow from operations, borrowings, a combination of the two, or other sources of liquidity. The actual manner, timing, amount, value and counterparties of any repurchases under the program will be determined in our discretion and will depend on a number of factors, including the market price of our common stock, trading volume, other capital management objectives and opportunities, applicable legal requirements, applicable tax effects, and general market and economic conditions.

We cannot guarantee that we will repurchase shares (or the terms or amount of any such repurchase) or conduct future share repurchase programs, and we cannot guarantee that any such programs will result in long-term increases to shareholder value. The existence of our stock repurchase program could also cause the price of our common stock to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our common stock. Additionally, significant changes in laws or regulations may reduce our ability or inclination to take advantage of our share repurchase program.

Determinations in the future that a significant impairment of the value of our goodwill and other indefinite-lived intangible assets has occurred could have a material adverse effect on our financial performance.

As of December 31, 2023, we had $52,130 million of total assets, of which $20,202 million were goodwill and $23,287 million were other intangible assets. Intangible assets include both definite and indefinite-lived intangible assets in connection with brands, trade names, acquired technology, customer relationships, and contractual arrangements. We conduct impairment tests on goodwill and all indefinite-lived intangible assets annually, as of October 1, or more frequently if circumstances indicate that all or a portion of the carrying amount of an asset may not be recoverable. In addition, definite-lived intangible assets and property, plant and equipment are evaluated for impairment or accelerated depreciation as circumstances indicate.

The impairment tests require us to make an estimate of the fair value of our reporting units and other intangible assets. We have in the past recorded impairments and could do so again as a result of changes in assumptions, estimates or circumstances, some of which are beyond our control. Factors which could result in an impairment include changes in our financial and operating outlook and changes in our discount rates, which could change due to factors such as movement in risk free interest rates, changes in general market interest rates and market beta volatility, and changes to management's view of forecasted risk, among others. Since a number of factors may influence determinations of fair value of intangible assets, we are unable to predict whether impairments of goodwill or other indefinite-lived intangibles will occur in the future. Any such impairment would result in us recognizing a non-cash charge in our Consolidated Statements of Income, which could adversely affect our results of operations and increase our effective tax rate.

RISKS RELATING TO OUR RELATIONSHIPS WITH THIRD PARTIES

We depend on third-party bottling and distribution companies for a significant portion of our business.

We license rights to third parties to bottle and distribute our products. A portion of our income from operations is generated from sales of beverage concentrates to third-party bottling companies that we do not own. Some of these bottlers are also our direct competitors, or also bottle and distribute products for our competitors. In addition, some of the finished products we manufacture are distributed by third parties. As independent companies, these bottlers and distributors may have the right to determine whether, and to what extent, they produce and distribute our products, our competitors' products and their own products. They may devote more resources to other products, prioritize their own products, or take other actions detrimental to our brands.

In most cases, they are able to terminate their bottling and distribution arrangements with us without cause. In some cases, the license agreements include buy-out rights that allow us to exit for a fee, and we may have additional limited termination rights. The termination of any material license arrangement could adversely affect our business and financial performance, and any disputes could be costly and divert management attention. We may need to increase support for our brands in certain territories to maintain our route to market and may not be able to pass price increases through to third-party bottlers and distributors. Deteriorating economic conditions could negatively impact the financial viability of third-party bottlers.

Changes in the retail landscape or in sales to any key customer can adversely affect our business.

The retail industry is experiencing continued consolidation of ownership and purchasing power, resulting in large retailers or buying groups with increased purchasing power, which impacts our ability to compete. Retailers may seek lower prices from us, may demand increased marketing or promotional expenditures in support of their businesses, and may be more likely to use their distribution networks to introduce and develop private-label brands, any of which could negatively affect our profitability. In addition, our industry is being affected by rapid growth in discount retailers and in e-commerce retailers, including traditional retailers who are expanding their e-commerce capabilities, and our business will be adversely affected if we are unable to maintain and develop successful relationships with such retailers. Further, we must maintain mutually beneficial relationships with our key customers to compete effectively. Any inability to resolve a significant dispute with any of our key customers, a change in the business condition (financial or otherwise) of any of our key customers, even if unrelated to us, a significant reduction in sales to any key customer, or the loss of any of our key customers may adversely affect our business.

Failure to maintain strategic relationships with brand owners and private label brands could adversely impact our future growth and business, potentially resulting in the termination of those agreements.

We regularly enter into strategic relationships for the manufacturing, distribution, and sale of K-Cup pods with partner customers, as well as with retailers for their private label brands. As independent companies, our strategic partners make their own business decisions which may not align with our interests. If we are unable to provide an appropriate mix of incentives to our strategic partners through a combination of premium performance and service, pricing, and marketing and advertising support, or if these strategic partners are not satisfied with our technological or other development efforts, they may take actions that adversely impact us, including entering into agreements with competing contract manufacturers or vertically integrating to manufacture their own Keurig-compatible pods. Increasing competition among Keurig-compatible pod manufacturers and moving to vertical integration may result in price compression, which could have an adverse effect on our gross margins. The loss of strategic partners could also adversely impact our future profitability and growth, awareness of Keurig brewers, our ability to attract additional brands or private label parties to do business with us or our ability to attract new consumers to buy Keurig brewers.

We also regularly enter into strategic relationships for the manufacture and/or distribution of beverage products from partner brand owners, including in emerging or fast-growing segments in which we may not currently have a brand presence. If our partner brands terminate their agreements with us, it could negatively affect our revenues and results of operations.

Equity method investments are managed independently of us and may have different interests than we do. Their decisions could impact our financial performance.

We regularly review our product portfolio and evaluate strategic transactions, such as equity method investments, to gain entry into categories where we do not participate or to expand our presence in areas where our participation is currently limited. The success of these transactions is dependent upon, among other things, our ability to realize the full extent of the expected returns and benefits as a result of the transaction, within the anticipated time frame, or at all. As these equity method investments are managed independently, we may be impacted by their business decisions or other actions, as they may have different interests than we do. We recognize a portion of our investees' financial results within our net income based upon our ownership interest, unless the investment agreement indicates an alternative allocation of earnings or losses.

We also assess our equity method investments as and when required by GAAP to determine whether they are impaired and, if they are, we record appropriate impairment charges. Our equity method investees also perform similar recoverability and impairment tests, and we record our share of impairment charges recorded by them, if any, adjusted, as appropriate, for the impact of items such as basis differences, deferred taxes and deferred gains. It is possible that we may be required to record significant impairment charges or our proportionate share of significant impairment charges recorded by equity method investees in the future and, if we do so, our net income could be materially adversely affected.

The use of information technology by our third party commercial partners and service providers exposes us to business disruptions or other negative impacts that could adversely affect us.

We rely on third-party service providers, including cloud data service and other information technology service providers, suppliers, distributors, contractors and other business partners, for certain areas of our business, including certain finance, accounting, and IT functions, workforce management, and payroll processing. Some of our commercial partners may also receive or store information provided by us or our users through their websites, including information entrusted to them by customers. Our users' data and customer information may be improperly accessed, used or disclosed if these third-party commercial partners fail to adopt or adhere to adequate information security practices, or fail to comply with their respective online policies, or in the event of a breach of our networks. If any of these third-party service providers or vendors do not perform effectively, or if we fail to adequately monitor their performance (including compliance with service level agreements or regulatory or legal requirements), we may experience business disruption, systems performance degradation, processing inefficiencies or other systems disruptions, the loss of or damage to intellectual property or sensitive data through security breaches or otherwise, incorrect or adverse effects on financial reporting, litigation, claims, legal or regulatory proceedings, inquiries or investigations, fines or penalties, remediation costs, damage to our reputation, a negative impact on employee morale or the loss of current or potential customers, all of which can adversely affect our business.

These third parties are subject to similar risks as we are relating to cybersecurity, privacy violations, business interruption, and systems and employee failures, and are subject to legal, regulatory and market risks of their own. While we have procedures in place for assessing risk along with selecting, managing and monitoring our relationships with third-party service providers and other business partners, we do not have control over their business operations or governance and compliance systems, practices and procedures, which increases our financial, legal, reputational and operational risk. We have in the past, and may in the future, experience indirect impacts of events that take place at our third-party service providers and other business partners. If we are unable to effectively manage our third-party relationships, or for any reason our third-party service providers or business partners fail to satisfactorily fulfill their commitments and responsibilities, our financial results could suffer.

We rely on the performance of a limited number of suppliers and manufacturers for our brewers, and a limited number of order fulfillment companies for our brewers, beverage concentrates and syrups.

A small number of companies, located primarily in Asia, co-manufacture the vast majority of our brewers. Our manufacturers may not be able to scale their manufacturing operations to match increasing consumer demand for our brewers at competitive costs. If our manufacturers were to cease or interrupt production or otherwise fail to supply brewers to us as agreed, we would be unable to obtain brewers for an indeterminate period of time, which could adversely affect our product sales and operating results.

The majority of the distribution of our brewers, beverage concentrates and syrups is handled by third-party order fulfillment companies in the U.S. Our third-party manufacturers and order fulfillment companies are subject to disruption, including as a result of health epidemics, natural disasters, information technology failures, commercial or international trade disputes, governmental regulatory and enforcement actions, labor stoppages or strikes, financial issues, or otherwise. These issues could delay importation and increase the cost of products, delay the fulfillment of the brewers, beverage concentrates and syrups to our customers or require us to locate alternative manufacturers or order fulfillment companies to avoid disruption, which could adversely affect our product sales and operating results.

GENERAL RISK FACTORS

Our financial results may be negatively impacted by recession, financial and credit market disruptions and other political, social or economic conditions.

Changes in economic and financial conditions in the U.S., Canada, Mexico or other geographies where we do business may negatively impact consumer confidence and consumer spending, which could result in a reduction in our sales volume and/or switching to lower price offerings. Similarly, disruptions in financial and credit markets worldwide may impact our ability to manage normal commercial relationships with customers, suppliers and creditors. These disruptions could have a negative impact on the ability of our customers to timely pay their obligations, the ability of our vendors to supply materials timely, or the risk of counterparty default, each of which could reduce our cash flow.

We cannot predict how current or future economic conditions will affect our business partners, including financial institutions with whom we do business, and any negative impact on any of the foregoing may also have an adverse impact on our business. Disruptions in financial and credit markets could also have a negative effect on our ability to raise capital through the issuance of unsecured commercial paper or senior notes. In addition, declines in the securities and credit markets could affect our pension and PRMB assets and obligations, which in turn could increase our funding requirements.

Unstable geopolitical conditions or events in certain markets, including civil unrest, acts of war, terrorism or governmental changes, or changes in international relations could undermine global consumer confidence and reduce consumers' purchasing power, thereby reducing demand for our products. Restrictions on business activities, which have been or may be imposed or expanded as a result of political and economic instability, deterioration of economic relations between countries or otherwise, could impact our profitability.

We have no operations in Russia, Ukraine, or the Middle East, but due to the impact of the conflicts on the global economy, we have experienced and may continue to experience supply chain constraints; inflation in input costs, logistics, manufacturing and labor costs; volatility in fuel and commodity prices and fluctuations in foreign exchange rates and interest rates, any of which could adversely impact our results of operations.

U.S. and international laws and regulations could adversely affect our business.

We are subject to a variety of federal, state and local laws and regulations in the U.S., Canada, Mexico and other countries in which we conduct business. These laws and regulations apply to many aspects of our business, including the manufacture, safety, sourcing, labeling, storing, transportation, marketing, advertising, distribution, pricing and sale of our products. Other laws and regulations that may impact our business relate to competition and antitrust, the environment, relations with distributors and retailers, employment, privacy, health, and trade practices. Our expanding international business will also expose us to economic factors, regulatory requirements, increasing competition and other risks associated with doing business in foreign countries. Our international business is also subject to U.S. laws, regulations and policies, including anti-corruption and export laws and regulations.

Any significant change in laws or regulations or their interpretation, in any of these jurisdictions, or the introduction of higher standards or more stringent laws or regulations, could result in increased compliance costs or capital expenditures or significant challenges to our ability to continue to produce and sell products that generate a significant portion of our sales and profits. Certain jurisdictions in which our products are sold have either imposed, or are considering imposing, new or increased taxes on the manufacture, distribution or sale of certain of our products, particularly our beverages, as a result of ingredients (including sweeteners or alcohol) or packaging and packaging materials, which could increase the cost of certain of our products, reduce overall consumption of our products or lead to negative publicity, resulting in an adverse effect on our business and financial performance. Increasing governmental and societal attention to environmental, social and governance matters has resulted and could continue to result in new laws or regulatory requirements, including new or expanded disclosure requirements that are expected to continue to expand the nature, scope and complexity of matters on which we are required to report. In addition, the entry into new markets or categories has resulted in and could continue to result in our business being subject to additional regulations resulting in higher compliance costs. Violations of laws or regulations could damage our reputation and/or result in criminal, civil or administrative actions with substantial financial penalties and operational limitations.

Litigation or legal proceedings could expose us to significant liabilities and damage our reputation.

We have been, and in the future may be, a party to various litigation, claims, legal (including regulatory) proceedings, inquiries and investigations that may include employment, tort, contract, real estate, antitrust, environmental, recycling/sustainability, intellectual property, commercial, securities, false advertising, packaging, product labeling, consumer protection, discriminatory pricing, privacy, tax, insurance and other claims. We have been, and in the future may be, a defendant in class action litigation, including litigation regarding employment practices, product labeling, including under California's "Proposition 65," public statements and disclosures under securities laws, antitrust, advertising, consumer protection and wage and hour laws. Plaintiffs in class action litigation may seek to recover amounts that are large and may be indeterminable for some period of time. We evaluate litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and estimate, if possible, the amount of potential losses, and we establish a reserve as appropriate based upon assessments and estimates in accordance with our accounting policies. We base our assessments, estimates and disclosures on the information available to us at the time and rely on legal and management judgment. Actual outcomes or losses may differ materially from assessments and estimates. Costs to defend litigation claims and legal proceedings and the cost and any required actions arising out of actual settlements, judgments or resolutions of these claims and legal proceedings may negatively affect our business and financial performance. Any adverse publicity resulting from allegations made in litigation claims or legal proceedings may also adversely affect our reputation, which in turn could adversely affect our results of operations.

Increased concerns related to the use or disposal of plastics or other packaging materials can adversely affect our business and financial performance.

We rely on diverse packaging solutions to safely deliver products to our customers and consumers. Concern has grown with respect to the use or disposal of plastics and their potential impact on health and the environment, which may contribute to actual or threatened legal action against us, negative consumer perception of our products, additional government regulation, or new or increased taxes on our products. Various jurisdictions in which our products are sold have imposed or are considering imposing laws, regulations or policies intended to encourage the use of sustainable packaging, waste reduction or increased recycling rates or to restrict the sale of products utilizing certain packaging. These laws, regulations and policies vary in form and scope between jurisdictions and include extended producer responsibility policies, plastic or packaging taxes, restrictions on certain products and materials, requirements for bottle caps to be tethered to bottles, restrictions or bans on the use of certain types of packaging, including single-use plastics and packaging containing PFAS, or other chemicals of concern, restrictions on labeling related to recyclability and requirements to charge deposit fees. These laws and regulations have in the past and could continue to increase the cost of our products, impact demand for our products, result in negative publicity and require us and our business partners to increase capital expenditures to invest in reducing the amount of virgin plastic or other materials used in our packaging, to develop alternative packaging or product formats or to revise product labeling, all of which can adversely affect our business and financial performance. Changes in legislation restricting the sale of K-Cup pods could reduce our sales and profits.

Significant additional labeling or warning requirements or limitations on the marketing or sale of our products may inhibit sales of affected products.

Various jurisdictions have adopted and may seek to adopt significant additional product labeling or warning requirements or limitations on the marketing or sale of our products because of what they contain or allegations that they cause adverse health effects. For example, under one such law in California, known as Proposition 65, if the state has determined that a substance causes cancer or harms human reproduction or development, a warning must be provided for any product sold in the state that exposes consumers to that substance, unless the exposure falls under an established safe harbor level or another exemption is applicable. If we were required to add Proposition 65 warnings on the labels of one or more of our products produced for sale in California, the resulting consumer reaction to the warnings and potential adverse publicity could negatively affect our sales both in California and in other markets. The imposition or proposed imposition of additional limitations on the marketing or sale of our products has in the past and could continue to reduce overall consumption of our products, lead to negative publicity or leave consumers with the perception that our products do not meet their health and wellness needs, resulting in an adverse effect on our business and financial performance.

Our use of information technology and third-party service providers exposes us to cybersecurity breaches and other business disruptions that could adversely affect us.

We use information technology and third-party service providers to support our global business processes and activities, including supporting critical business operations; communicating with our suppliers, customers and employees; maintaining financial information and effective accounting processes and financial and disclosure controls; engaging in mergers and acquisitions and other corporate transactions; conducting research and development activities; meeting regulatory, legal and tax requirements; and executing various digital marketing and consumer promotion activities. Global shared service centers managed by third parties provide an increasing amount of services to conduct our business, including a number of accounting, internal control, information technology, human resources and computing functions. Continuity of business applications and services has been, and may in the future be, disrupted by events such as infection by viruses or malware. In addition, our continuity of business applications and operations has been, and may in the future be, disrupted by other issues, including cybersecurity attacks (which may include social engineering, business email compromise, cyber extortion, denial of service, attempts to exploit vulnerabilities, hacking, website defacement, theft of passwords and other credentials or unauthorized use of computing resources for digital currency mining); issues with or errors in systems' maintenance or security; migration of applications to the cloud; power outages; hardware or software failures; telecommunication failures; natural disasters; terrorist attacks; unintentional or malicious actions of employees or contractors; and fires and other catastrophic occurrences and other cyber incidents.

Like most major corporations, we are regularly subject to cyberattacks and other cyber incidents, including the types of attacks and incidents described above. If we do not allocate and effectively manage the resources necessary to continue building and maintaining our information technology infrastructure, or if we fail to timely identify or appropriately respond to cyberattacks or other cyber incidents, including with respect to third-party service providers, our business has been and can continue to be adversely affected, which has resulted in and can continue to result in some or all of the following: business disruption, systems performance degradation, processing inefficiencies or other systems disruptions, the loss of or damage to intellectual property or sensitive data (including confidential information that we process and maintain about our employees or consumers through our e-commerce platform) through security breaches or otherwise, incorrect or adverse effects on financial reporting, litigation, claims, legal or regulatory proceedings, inquiries or investigations, fines or penalties, remediation costs, damage to our reputation or a negative impact on employee morale or the loss of current or potential customers, all of which can adversely affect our business. In addition, these risks also exist in acquired businesses, joint ventures or companies we invest in or partner with that use separate information systems or that have not yet been fully integrated into our information systems.

Similar risks exist with respect to our third-party service providers, including cloud data service and other information technology service providers, suppliers, distributors, contractors and other business partners, that we rely upon for certain areas of our business, including payroll processing, health and benefit plan administration and certain finance and accounting functions. When risks such as these materialize, the need for us to coordinate with various third-party service providers, including with respect to timely notification and access to personnel and information concerning an incident, and for third party service providers to coordinate amongst themselves might make it more challenging to resolve the related issues. As a result, we are subject to the risk that the activities associated with our third-party service providers can adversely affect our business even if the attack or breach does not directly impact our systems or information.

Although the cybersecurity incidents that we have experienced to date, as well as those reported to us by our third-party service providers, have not had a material effect on our business, financial condition or results of operations, such incidents could have a material adverse effect on us in the future. We continue to devote resources to network security, backup and disaster recovery, upgrading systems and networks, enhanced training and other security measures to protect our systems and data; we are also in the process of enhancing the monitoring and detection of threats in our environment. However, security measures cannot guarantee that we will be successful in preventing or responding to all cyber incidents, systems disruptions, system compromises or misuses of data. In addition, due to the constantly evolving nature of security threats, we cannot predict the form and impact of any future incident, and the cost and operational expense of implementing, maintaining and enhancing protective measures to guard against increasingly complex and sophisticated cyber threats could increase significantly. Although we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of a breach or disruption, such insurance coverage may be insufficient to cover all losses.

Failure to comply with personal data protection and privacy laws can adversely affect our business.

We are subject to a variety of continuously evolving and developing laws and regulations in numerous jurisdictions regarding privacy, data protection and data security, including those related to the collection, storage, handling, use, disclosure, transfer and security of personal data. Privacy and data protection laws may be interpreted and applied differently from one jurisdiction to another and may create inconsistent or conflicting requirements. In addition, new legislation in this area may be enacted in other jurisdictions at any time. Our efforts to comply with privacy and data protection laws may impose significant costs and challenges that are likely to increase over time, and we could experience substantial penalties, litigation, claims, legal or regulatory proceedings, inquiries or investigations, damage to our reputation and fines or penalties related to violation of existing or future data privacy laws and regulations.

Further, as a retailer accepting debit and credit cards for payment, as well as other digital payment tools, we are subject to industry data protection standards and protocols such as the Payment Card Industry Data Security Standard. In certain circumstances, our contracts with payment card processors and payment card networks (such as Visa, Mastercard, American Express and Discover) generally require us to adhere to payment card network rules which could make us liable to payment card issuers and others if information in connection with payment cards and payment card transactions that we process is compromised, which liabilities could be substantial.

Climate change or related legislation could adversely affect our business.

Climate change may increase the frequency or severity of natural disasters and other extreme weather conditions, which could pose physical risks to our facilities, impair our production capabilities, disrupt our supply chain or impact demand for our products. Climate change is already affecting the agricultural sector, and disruptions to crop growing conditions are expected to increase with extreme weather events, increasing temperatures and changing water availability. Disruptions to crop growing conditions can cause changes in geographical ranges of crops, as well as weeds, diseases and pests that affect those crops. These impacts have in the past and may in the future limit availability or increase the price volatility of key agricultural commodities, such as coffee, corn, citrus, cocoa, and apples, which are important sources of ingredients for our products.

Concern over climate change, including global warming, has led to legislative and regulatory initiatives limiting greenhouse gas emissions and increasing disclosure obligations. Increased compliance costs due to legal or regulatory requirements, along with initiatives to meet our sustainability goals, may cause higher costs associated with, or disruptions in, the manufacturing and distribution of our beverage products. As a result, the effects of climate change and legal or regulatory initiatives to address climate change could have an adverse impact on our business and results of operations. In addition, any failure to achieve or properly report on our goals with respect to reducing our impact on the environment or perception of a failure to act responsibly with respect to the environment or to effectively respond to regulatory requirements concerning climate change can lead to adverse publicity, which could result in reduced demand for our products, damage to our reputation or increase the risk of litigation. Any of the foregoing can adversely affect our business.

Water scarcity and quality could adversely affect our business.

Water is the primary ingredient in many of our products and is used across our operations. The competition for water among domestic, agricultural and manufacturing users is increasing in the countries where we operate. Even where water is widely available, water purification and waste treatment infrastructure limitations and regulations could increase costs or constrain our operations. As water becomes scarcer, the quality of the water deteriorates, including due to the effects of climate change, or requirements on water purification or filtration increase, we may experience increased production costs; manufacturing constraints; supply chain disruption; higher compliance costs; increased capital expenditures; the interruption or cessation of operations at, or relocation of, our facilities or the facilities of our business partners; challenges to efficiency gains due to higher water usage in compliance with more stringent water quality standards; failure to achieve our water efficiency and conservation goals; perception of our failure to act responsibly with respect to water use or to effectively respond to legal or regulatory requirements concerning water scarcity and quality; or damage to our reputation, any of which can adversely affect our business.

Fluctuations in our effective tax rate may result in volatility in our financial results.

We are subject to income taxes and non-income-based taxes in many U.S. and certain foreign jurisdictions. Tax legislation may be enacted, domestically or abroad, that impacts our effective tax rate. Changes in tax laws, regulations, related interpretations, and tax accounting standards in the U.S. and various foreign jurisdictions in which we operate may impact our effective tax rate and adversely affect our financial results. In addition, our effective tax rate in any given financial statement period may be significantly impacted by changes in the mix and level of earnings or by changes to existing accounting rules, tax regulations or interpretations of existing law. Significant judgment is required in determining our annual income tax expense and in evaluating our tax positions. Although we believe our tax estimates, including intercompany transfer pricing policies, are reasonable, the final determination of tax audits and any related disputes could be materially different from our historical income tax provisions, estimates and accruals. The results of audits or related disputes could have a material adverse effect on our financial statements for the period or periods for which the applicable final determinations are made and for periods for which the statute of limitations is open.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

We use information technology and third-party service providers to support our global business processes and activities, which exposes us to cybersecurity risks. KDP's risk management strategy includes ongoing cybersecurity risk assessment and reporting, incident management, and a diligence and risk management process for third-party service providers. Employees with network access participate in ongoing phishing, social engineering, and cybersecurity awareness training efforts, and we also conduct periodic tabletop exercises led by external consultants.

Our cybersecurity risk assessment and reporting process leverages the National Institute of Standards and Technology's Cybersecurity Framework and is managed by our CISO, whose team comprises both internal personnel and third-party cybersecurity consultants. The CISO provides periodic reports to management, including our CEO, as well as other executive leadership members, and to the Audit and Finance Committee of our Board, which has oversight for cybersecurity risk management. These reports include updates on critical cybersecurity risks and the threat landscape; updates on the status of ongoing cybersecurity improvement initiatives, the internal control environment, and ongoing internal audit activities; and, if relevant, the status of actions taken with respect to certain cybersecurity incidents identified during the period.

We have an overall incident management plan, which is intended to provide guidance and protocols to facilitate timely notification and communication to key internal and external stakeholders during an incident. A subset of this incident management plan is our Security Incident Response Plan, or SIRP, which is based on leading cybersecurity incident response practices. Incidents may be escalated to the CISO, our Chief Information Officer, our Chief Legal Officer, or other members of management or the Board, depending on the severity of the incident, and are handled according to the SIRP protocols, which includes incident detection and analysis; containment, eradication and recovery; and post-incident monitoring. We have developed a framework for assessing the materiality of any such incidents, including a committee responsible for determining whether the incident is material for disclosure. The committee includes our CISO, our Chief Information Officer, our Chief Legal Officer, our Senior Vice President and Controller (Principal Accounting Officer), our head of Internal Audit, and other members of management with relevant subject matter expertise.

Our CISO has more than 25 years of experience in cybersecurity and information technology, including, prior to joining KDP in 2019, more than 11 years as a principal in Ernst & Young's cybersecurity practice. Our CISO reports directly to our Chief Information Officer, who also has over 36 years of experience in information technology and cybersecurity.

To date, we have not identified any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, which have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. For additional description of cybersecurity risks and potential related impacts on us, refer to the risk factors captioned "*Our use of information technology and third-party service providers exposes us to cybersecurity breaches and other business disruptions that could adversely affect us*" and "*The use of information technology by our third party commercial partners and service providers exposes us to business disruptions or other negative impacts that could adversely affect us*" in Item 1A, Risk Factors, in this Annual Report on Form 10-K.

ITEM 2. PROPERTIES

We have two global corporate headquarters, located in Burlington, Massachusetts and Frisco, Texas, both of which are leased.

The following table summarizes our principal manufacturing plants and principal warehouse and distribution facilities by geography and reportable segment as of December 31, 2023:

	U.S. Refreshment Beverages		U.S. Coffee		International		Total	
	Owned	Leased	Owned	Leased	Owned	Leased	Owned	Leased
United States								
Production facilities	6	12	1	5	—	—	7	17
Warehouse and distribution facilities	27	61	—	8	—	—	27	69
International								
Production facilities	1	—	—	—	3	2	4	2
Warehouse and distribution facilities	—	—	—	—	5	63	5	63
Total	34	73	1	13	8	65	43	151

We believe our facilities are well-maintained and adequate, that they are being appropriately utilized, except for our next-generation coffee production facility in Spartanburg, South Carolina, and that they have sufficient production capacity for their present intended purposes. The extent of utilization of such facilities varies based on seasonal demand for our products and the status of our investments to maintain or upgrade various technologies or equipment within such facilities. As of December 31, 2023, the facility that we are establishing in Spartanburg, South Carolina was significantly underutilized due to delays in the manufacture and installation of certain manufacturing lines, as well as delays exacerbated by the COVID-19 pandemic.

We periodically review our space requirements, and we look to consolidate and dispose or sublet facilities we no longer need as appropriate.

ITEM 3. LEGAL PROCEEDINGS

We are occasionally subject to litigation or other legal proceedings relating to our business. Refer to Note 17 of the Notes to our Consolidated Financial Statements related to commitments and contingencies, which is incorporated herein by reference.

The Staff of the SEC (the "Staff") is investigating certain statements by the Company regarding the recyclability of our K-Cup pods, including statements in prior Exchange Act reports. We have been cooperating with this investigation and responding to the Staff's various requests for information. In the course of cooperating with this investigation, we have reviewed our prior statements about the recyclability of K-Cup pods, and we continue to believe they were appropriate, accurate and in compliance with the securities laws. We cannot predict the timing or eventual outcome of this investigation, but do not expect it to have a material impact on the Company.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on Nasdaq's Global Select Market under the ticker symbol "KDP". As of December 31, 2023, there were 8,315 stockholders of record of our common stock. KDP's Board has declared a regular quarterly cash dividend and expects to continue to pay such dividends on a quarterly basis.

Information on securities authorized for issuance under our equity compensation plans has been omitted and will be incorporated by reference, when filed, from our Proxy Statement.

COMPARISON OF TOTAL STOCKHOLDER RETURN

The following performance graph compares the cumulative total returns of KDP for a five-year period with the cumulative total returns of the S&P 500 Index and the S&P Food and Beverage Select Industry Index. We believe that these indices convey an accurate assessment of our performance as compared to the industry.

The graph assumes that $100 was invested on December 31, 2018, with dividends reinvested quarterly.



ISSUER REPURCHASES OF EQUITY SECURITIES

On October 1, 2021, our Board authorized a share repurchase program of up to $4 billion of our outstanding common stock, potentially enabling us to return value to shareholders. The $4 billion authorization is effective for four years, beginning on January 1, 2022 and expiring on December 31, 2025, and does not require the purchase of any minimum number of shares. The following table summarizes shares repurchased by us under this program during the fourth quarter of 2023:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Amount of Dollars that May Yet be Used to Purchase Shares Under the Program
October 1 to October 31	2,000,000	$ 29.95	2,000,000	$ 3,103,859,210
November 1 to November 30	6,120,798	30.77	6,120,798	2,915,505,309
December 1 to December 31	10,900	31.22	10,900	2,915,165,022
Total	8,131,698	$ 30.57	8,131,698	$ 2,915,165,022

ITEM 6.   [Reserved]

ITEM 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

This section of this Annual Report on Form 10-K generally discusses the years ended December 31, 2023 and 2022 and year-over-year comparisons between the years ended December 31, 2023 and 2022. As a result of the change in our operating and reportable segments effective January 1, 2023, this section also presents year-over-year comparisons between the years ended December 31, 2022 and 2021 on a revised segment basis.

This Annual Report on Form 10-K contains the names of some of our owned or licensed trademarks, trade names and service marks, which we refer to as our brands. All of the product names included in this Annual Report on Form 10-K are either our registered trademarks or those of our licensors.

OVERVIEW

KDP is a leading beverage company in North America that manufactures, markets, distributes and sells hot and cold beverages and single serve brewing systems. KDP has a broad portfolio of iconic beverage brands, including Dr Pepper, Canada Dry, Green Mountain Coffee Roasters, Snapple, Mott's, The Original Donut Shop, Clamato, and Core Hydration, as well as the Keurig brewing system. KDP has some of the most recognized beverage brands in North America, with significant consumer awareness levels and long histories that evoke strong emotional connections with consumers. We offer more than 125 owned, licensed, and partner brands, available nearly everywhere people shop and consume beverages through our sales and distribution network.

KDP operates as an integrated brand owner, manufacturer, and distributor. We believe our integrated business model strengthens our route-to-market and provides opportunities for net sales and profit growth through the alignment of the economic interests of our brand ownership and our manufacturing and distribution businesses through both our DSD system and our WD system. We market and sell our products to retailers, including supermarkets, mass merchandisers, club stores, pure-play e-commerce retailers, and office superstores; to restaurants, hotel chains, office product and coffee distributors, and partner brand owners; and directly to consumers through our website. Our integrated business model enables us to be more flexible and responsive to the changing needs of our large retail customers and allows us to more fully leverage our scale and reduce costs by creating greater geographic manufacturing and distribution coverage.

SEGMENTS

Effective January 1, 2023, we revised our segment structure to align with how our CODM manages the business, assesses performance and allocates resources. Our operating and reportable segments consist of the following:

- The U.S. Refreshment Beverages segment reflects sales in the U.S. from the manufacture and distribution of branded concentrates, syrup, and finished beverages, including the sales of our own brands and third-party brands, to third-party bottlers, distributors, and retailers.

- The U.S. Coffee segment reflects sales in the U.S. from the manufacture and distribution of finished goods relating to our K-Cup pods, single serve brewers, and other coffee products to partners, retailers, and directly to consumers through our Keurig.com website.

- The International segment reflects sales in international markets, including the following:

  ◦ Sales in Canada, Mexico, the Caribbean, and other international markets from the manufacture and distribution of branded concentrates, syrup, and finished beverages, including sales of our own brands and third-party brands, to third-party bottlers, distributors, and retailers.

  ◦ Sales in Canada from the manufacture and distribution of finished goods relating to our single serve brewers, K-Cup pods, and other coffee products.

VOLUME

In evaluating our performance, we use different volume measures for LRB and for K-Cup pods and appliances.

For LRB, we measure our sales volume in 288 fluid ounce equivalent cases.

- For beverage concentrates, we measure our sales volume as concentrate case sales for concentrates sold by us to our bottlers and distributors. A concentrate case is the amount of concentrate needed to make one case of 288 fluid ounces of finished beverage, the equivalent of 24 twelve ounce servings. It does not include any other component of the finished beverage other than concentrate.

- For packaged beverages, we measure volume as case sales to customers. A case sale represents a unit of measurement equal to 288 fluid ounces of packaged beverage sold by us. Case sales include both our owned brands and certain brands licensed to and/or distributed by us.

For our K-Cup pods and appliances, we measure our sales volume as the number of appliances and the number of individual K-Cup pods sold to our customers.

EXECUTIVE SUMMARY

Financial Overview

As Reported, in millions (except Diluted EPS)



Key Events During and Subsequent to the Fourth Quarter of 2023

Strategic Partnership with Grupo PiSA

Effective October 23, 2023, we executed an agreement for a strategic partnership with Grupo PiSA to sell and distribute Electrolit instant hydration beverages within the U.S., which is expected to begin in early 2024.

Appointment of Chief Operating Officer

On November 6, 2023, we appointed Tim Cofer as Chief Operating Officer, reporting to Chairman and CEO, Bob Gamgort. Mr. Cofer will work side by side with Mr. Gamgort in the Chief Operating Officer capacity, with an expected transition to CEO in the second quarter of 2024. Mr. Gamgort will continue to serve as our Executive Chairman after the transition occurs.

Uncertainties and Trends Affecting Our Business

We believe the North American beverage market is influenced by certain key trends and uncertainties. Refer to Item 1A, *Risk Factors*, as well as the *Uncertainties and Trends Affecting Liquidity* section below, for more information about risks and uncertainties facing us. Some of these items have led to inflation in input costs, logistics, manufacturing, and labor costs, which has further led to fluctuation in interest rates. These impacts have created headwinds for our business that may continue into 2024. As a result of these inflationary pressures, we have increased the pricing on a number of our products across our portfolio. Consequently, we may incur a reduction of volume or net sales, which, combined with the inflationary pressures, could impact our margins and operating results.

Refer to Note 5 of the Notes to our Consolidated Financial Statements and Item 7A, Quantitative and Qualitative Disclosures About Market Risk for management's discussion of how we manage our exposure to commodity risk.

RESULTS OF OPERATIONS

We eliminate from our financial results all intercompany transactions between entities included in our consolidated financial statements and the intercompany transactions with our equity method investees.

References in the financial tables to percentage changes that are not meaningful are denoted by "NM".

For the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022:

Consolidated Operations

The following table sets forth our consolidated results of operations for the years ended December 31, 2023 and 2022:

(in millions, except per share amounts)	For the Year Ended December 31, 2023	2022	Dollar Change	Percentage Change
Net sales	$ 14,814	$ 14,057	$ 757	5.4 %
Cost of sales	6,734	6,734	—	—
Gross profit	8,080	7,323	757	10.3
Selling, general, and administrative expenses	4,912	4,645	267	5.7
Impairment of intangible assets	2	477	(475)	NM
Gain on litigation settlement	—	(299)	299	NM
Other operating income, net	(26)	(105)	79	NM
Income from operations	3,192	2,605	587	22.5
Interest expense, net	496	693	(197)	(28.4)
Loss on early extinguishment of debt	—	217	(217)	NM
Gain on sale of equity method investment	—	(50)	50	NM
Impairment of investments and note receivable	—	12	(12)	NM
Other (income) expense, net	(61)	14	(75)	NM
Income before provision for income taxes	2,757	1,719	1,038	60.4
Provision for income taxes	576	284	292	102.8
Net income including non-controlling interest	2,181	1,435	746	52.0
Less: Net loss attributable to non-controlling interest	—	(1)	1	NM
Net income attributable to KDP	$ 2,181	$ 1,436	$ 745	51.9 %
Earnings per common share:				
Basic	$ 1.56	$ 1.01	$ 0.55	54.5 %
Diluted	1.55	1.01	0.54	53.5 %
Gross margin	54.5 %	52.1 %		240 bps
Operating margin	21.5 %	18.5 %		300 bps
Effective tax rate	20.9 %	16.5 %		440 bps

Sales Volume. The following table sets forth changes in sales volume for the year ended December 31, 2023 compared to the prior year:

LRB	(0.1)%
K-Cup pods	(3.9)%
Appliances	(9.4)%

Net Sales. Net sales increased $757 million, or 5.4%, to $14,814 million for the year ended December 31, 2023 compared to $14,057 million in the prior year. This performance reflected favorable net price realization of 7.0% and favorable FX translation of 0.5%, partially offset by unfavorable volume/mix of 2.1%.

Gross Profit. Gross profit increased $757 million, or 10.3%, to $8,080 million for the year ended December 31, 2023 compared to $7,323 million in the prior year. This performance primarily reflected the impact to gross profit of the strong growth in net sales (12 percentage points) and a favorable change in unrealized commodity mark-to-market impacts (2 percentage points), partially offset by net inflation in ingredients and materials (3 percentage points). Gross margin increased 240 bps versus the prior year to 54.5%.

Selling, General and Administrative Expenses. SG&A expenses increased $267 million, or 5.7%, to $4,912 million for the year ended December 31, 2023 compared to $4,645 million in the prior year. The increase reflected the impact of increased marketing investments (2 percentage points) and higher other operating costs, partially offset by lower restructuring and integration costs compared to the prior year (3 percentage points).

Impairment of Intangible Assets. Impairment of intangible assets primarily reflected the favorable comparison to non-cash impairment charges in the prior year. Refer to Note 3 of the Notes to our Consolidated Financial Statements for further information.

Gain on litigation settlement. Gain on litigation settlement reflects the portion of the settlement payment from BodyArmor which was allocated to the gain on the full settlement of the existing claims against BodyArmor in the prior year.

Other Operating Income, Net. Other operating income, net decreased $79 million for the year ended December 31, 2023 compared to the prior year, primarily driven by the unfavorable year-over-year comparison for non-operational activity, including asset sale-leasebacks and a business interruption recovery.

Income from Operations. Income from operations increased $587 million, or 22.5%, to $3,192 million for the year ended December 31, 2023 compared to $2,605 million in the prior year, primarily driven by increased gross profit, which was partially offset by higher SG&A expenses. Operating margin increased 300 bps versus the year ago period to 21.5%.

Interest Expense, Net. Interest expense, net decreased $197 million, or 28.4%, to $496 million for the year ended December 31, 2023 compared to $693 million for the prior year. This change was primarily driven by the favorable comparison of activity associated with interest rate contracts (37 percentage points), which was partially offset by increased use of debt in the current year (9 percentage points).

Loss on Early Extinguishment of Debt. Loss on early extinguishment of debt reflected the favorable comparison to losses in the prior year related to our 2022 Strategic Refinancing and our early retirement of our 2038 Notes, the 2021 364-Day Credit Agreement and the KDP Revolver.

Gain on sale of equity method investment. Gain on sale of equity method investment reflects the portion of the settlement payment from BodyArmor that was allocated to the satisfaction of the holdback amount owed to us in the prior year.

Other (Income) Expense, net. Other (income) expense, net reflected a favorable change of $75 million from the prior year, driven by favorability in our investments in unconsolidated affiliates of $38 million, led by Nutrabolt's preferred dividends, and mark-to-market on our Vita Coco investment of $13 million.

Effective Tax Rate. The effective tax rate increased 440 bps to 20.9% for the year ended December 31, 2023, compared to 16.5% in the prior year, primarily driven by the revaluation of state deferred tax liabilities due to legislative changes in the prior year.

Net Income Attributable to KDP. Net income attributable to KDP increased $745 million, or 51.9%, to $2,181 million for the year ended December 31, 2023 as compared to $1,436 million in the prior year.

Diluted EPS. Diluted EPS increased 53.5% to $1.55 per diluted share as compared to $1.01 in the prior year, primarily driven by increased net income attributable to KDP.

Results of Operations by Segment

The following tables set forth net sales and income from operations for our segments for the years ended December 31, 2023 and 2022, as well as the other amounts necessary to reconcile our total segment results to our consolidated results presented in accordance with U.S. GAAP:

(in millions)	For the Year Ended December 31,	
	2023	2022
Segment Results — Net sales		
U.S. Refreshment Beverages	$ 8,821	$ 8,083
U.S. Coffee	4,071	4,302
International	1,922	1,672
Net sales	$ 14,814	$ 14,057

(in millions)	For the Year Ended December 31,	
	2023	2022
Segment Results — Income from Operations		
U.S. Refreshment Beverages	$ 2,483	$ 1,961
U.S. Coffee	1,158	1,215
International	475	373
Unallocated corporate costs	(924)	(944)
Income from operations	$ 3,192	$ 2,605

U.S. Refreshment Beverages

The following table provides selected information for our U.S. Refreshment Beverages segment for the years ended December 31, 2023 and 2022:

(in millions)	For the Year Ended December 31,		Dollar Change	Percentage Change
	2023	2022		
Net sales	$ 8,821	$ 8,083	$ 738	9.1 %
Income from operations	2,483	1,961	522	26.6 %
Operating margin	28.1 %	24.3 %		380 bps

Sales Volume. Sales volumes for the year ended December 31, 2023 decreased approximately 1.0% compared to the prior year period, as growth in Dr Pepper, as well as C4 Energy as a result of our sales and distribution partnership with Nutrabolt, was more than offset by softness in the rest of our portfolio, driven by category declines.

Net Sales. Net sales increased 9.1% to $8,821 million in the year ended December 31, 2023, compared to $8,083 million in the prior year period, driven by favorable net price realization of 9.6%, which was partially offset by unfavorable volume/mix impacts of 0.5%.

Income from Operations. Income from operations increased $522 million, or 26.6%, to $2,483 million for the year ended December 31, 2023 compared to $1,961 million for the prior year period. Net sales growth provided a 35 percentage point impact to gross profit, which was partially offset by net inflation in ingredients and materials (7 percentage points), and increased marketing investments (5 percentage points). Other drivers included the favorable year-over-year comparison for non-cash impairment charges on intangible assets (24 percentage points), which was partially offset by the unfavorable comparison to the gain on the settlement of litigation with BodyArmor in the prior year (14 percentage points).

U.S. Coffee

The following table provides selected information for our U.S. Coffee segment for the years ended December 31, 2023 and 2022:

(in millions)	For the Year Ended December 31,		Dollar Change	Percentage Change
	2023	2022		
Net sales	$ 4,071	$ 4,302	$ (231)	(5.4)%
Income from operations	1,158	1,215	(57)	(4.7)%
Operating margin	28.4 %	28.2 %		20 bps

Sales Volume. K-Cup pod volume decreased 5.1% for the year ended December 31, 2023 compared to the prior year period, reflecting softer at-home coffee category trends. Appliance volume decreased 10.3% in the year ended December 31, 2023, driven by category softness in small appliances and retailer inventory shifts. Changes in both K-Cup pod and appliance volumes were slightly impacted by the inclusion of the 53rd week in the prior year period.

Net Sales. Net sales decreased 5.4% to $4,071 million for the year ended December 31, 2023 compared to $4,302 million in the prior year period, driven by volume/mix declines of 7.9% which were partially offset by favorable net price realization of 2.5%.

Income from Operations. Income from operations decreased $57 million, or 4.7%, to $1,158 million for the year ended December 31, 2023, compared to $1,215 million in the prior year period, as a result of the impact to gross profit of the decrease in net sales (5 percentage points), unfavorable year-over-year comparisons for asset sale-leasebacks and a business interruption recovery (4 percentage points), and net inflation in ingredients and materials (1 percentage point), partially offset by decreases in other manufacturing costs (2 percentage points) and other operating costs. Operating margin improved 20 bps versus the year ago period to 28.4%.

International

The following table provides selected information for our International segment for the years ended December 31, 2023 and 2022:

(in millions)	For the Year Ended December 31,		Dollar Change	Percentage Change
	2023	2022		
Net sales	$ 1,922	$ 1,672	$ 250	15.0 %
Income from operations	475	373	102	27.3 %
Operating margin	24.7 %	22.3 %		240 bps

Sales Volume. The following table provides the percentage change in sales volumes for the International segment compared to the prior year period:

	Percentage Change
LRB	4.1 %
K-Cup pods	5.5
Appliances	(1.0)

Net Sales. Net sales increased 15.0% to $1,922 million in the year ended December 31, 2023, compared to $1,672 million in the prior year period, reflecting higher net price realization of 5.5%, volume/mix growth of 5.0%, and favorable FX translation effects of 4.5%.

Income from Operations. Income from operations increased $102 million, or 27.3%, to $475 million for the year ended December 31, 2023 compared to $373 million in the prior year period. This performance reflected the impact to gross profit of higher net price realization and volume/mix growth (34 percentage points) and favorable FX impacts (8 percentage points), partially offset by net inflation in ingredients and materials (13 percentage points). Operating margin increased 240 bps versus the year ago period to 24.7%.

For the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021:

Consolidated Operations

The following table sets forth our consolidated results of operations for the years ended December 31, 2022 and 2021:

(in millions, except per share amounts)	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	Dollar Change	Percentage Change
Net sales	$ 14,057	$ 12,683	$ 1,374	10.8 %
Cost of sales	6,734	5,706	1,028	18.0
Gross profit	7,323	6,977	346	5.0
Selling, general and administrative expenses	4,645	4,153	492	11.8
Impairment of intangible assets	477	—	477	NM
Gain on litigation settlement	(299)	—	(299)	NM
Other operating income, net	(105)	(70)	(35)	NM
Income from operations	2,605	2,894	(289)	(10.0)
Interest expense, net	693	500	193	38.6
Loss on early extinguishment of debt	217	105	112	NM
Gain on sale of equity method investment	(50)	(524)	474	NM
Impairment of investments and note receivable	12	17	(5)	NM
Other (income) expense, net	14	(2)	16	NM
Income before provision for income taxes	1,719	2,798	(1,079)	(38.6)
Provision for income taxes	284	653	(369)	(56.5)
Net income including non-controlling interest	1,435	2,145	(710)	(33.1)
Less: Net loss attributable to non-controlling interest	(1)	(1)	—	NM
Net income attributable to KDP	$ 1,436	$ 2,146	$ (710)	(33.1)%
Earnings per common share:				
Basic	$ 1.01	$ 1.52	$ (0.51)	(33.6)%
Diluted	1.01	1.50	(0.49)	(32.7)%
Gross margin	52.1 %	55.0 %		(290) bps
Operating margin	18.5 %	22.8 %		(430) bps
Effective tax rate	16.5 %	23.3 %		(680) bps

Sales Volume. The following table sets forth changes in sales volume for the year ended December 31, 2022 compared to the prior year:

LRB	1.4 %
K-Cup pods	1.4 %
Appliances	(5.2)%

Net Sales. Net sales increased $1,374 million, or 10.8%, to $14,057 million for the year ended December 31, 2022 compared to $12,683 million in the year ended December 31, 2021. This performance reflected favorable net price realization across all segments totaling 10.6% and volume/mix growth of 0.5%, slightly offset by unfavorable FX translation of 0.3%.

Gross Profit. Gross profit increased $346 million, or 5.0%, to $7,323 million for the year ended December 31, 2022 compared to $6,977 million in the year ended December 31, 2021. This performance primarily reflected the impact of strong growth in net sales (18 percentage points), partially offset by net inflation in ingredients and materials (9 percentage points), increases in other manufacturing costs (2 percentage points), and an unfavorable change in unrealized commodity mark-to-market impacts (2 percentage points). Gross margin decreased 290 bps versus the year ago period to 52.1%.

Selling, General and Administrative Expenses. SG&A expenses increased $492 million, or 11.8%, to $4,645 million for the year ended December 31, 2022 compared to $4,153 million in the year ended December 31, 2021. The increase reflected the impact of higher transportation and warehousing costs (7 percentage points), driven by both inflation and volume/mix impacts, an unfavorable comparison of unrealized mark-to-market losses on commodity contracts (1 percentage points), and increased other operating costs.

Impairment of Intangible Assets. Impairment of intangible assets reflected non-cash impairment charges of $477 million, primarily driven by Bai and Schweppes. Refer to Note 3 of the Notes to our Consolidated Financial Statements for further information.

Gain on Litigation Settlement. Gain on litigation settlement of $299 million reflects the portion of the settlement payment from BodyArmor which was allocated to the gain on the full settlement of the existing claims against BodyArmor in 2022.

Other Operating Income, Net. Other operating income, net increased $35 million to $105 million for the year ended December 31, 2022, compared to $70 million in the year ended December 31, 2021, primarily driven by the impact of non-operational activity, led by a business interruption insurance recovery and a favorable comparison of year-over-year sale-leaseback activity.

Income from Operations. Income from operations decreased $289 million, or 10.0%, to $2,605 million for the year ended December 31, 2022 compared to $2,894 million in the year ended December 31, 2021, primarily driven by the non-cash impairment charges of $477 million, which were partially offset by the non-recurring gain on the litigation settlement of $299 million. The decrease in income from operations also reflected the impact of increased SG&A expenses, which were partially offset by benefit of increased gross profit. Operating margin decreased 430 bps versus the year ago period to 18.5%.

Interest Expense, Net. Interest expense, net increased $193 million, or 38.6%, to $693 million for the year ended December 31, 2022 compared to $500 million for the year ended December 31, 2021, primarily driven by the impact of unfavorable comparison of unrealized mark-to-market losses on interest rate contracts (51 percentage points), which was partially offset by the impact of reduced interest expense on our senior unsecured notes resulting from our strategic refinancing initiatives (10 percentage points).

Loss on Early Extinguishment of Debt. Loss on early extinguishment of debt reflected an unfavorable change of $112 million, with a loss of $217 million during the year ended December 31, 2022 related to our 2022 Strategic Refinancing and our early retirement of our 2038 Notes, the 2021 364-Day Credit Agreement and the KDP Revolver, as compared to a loss of $105 million in the prior year associated with our 2021 strategic refinancing.

Gain on Sale of Equity Method Investment. For the years ended December 31, 2022 and 2021, we recorded $50 million and $524 million, respectively, for the sale of our equity method investment in BodyArmor. The amount recorded in 2022 represents the portion of the settlement payment from BodyArmor that was allocated to the satisfaction of the holdback amount owed to us.

Other (income) expense, net. Other (income) expense, net of $14 million reflected an unfavorable change of $16 million from the year ended December 31, 2021, primarily driven by unfavorable FX translation impacts of $8 million and net losses on our investments in equity securities of $5 million.

Effective Tax Rate. The effective tax rate decreased 680 bps to 16.5% for the year ended December 31, 2022, compared to 23.3% in the year ended December 31, 2021, primarily driven by the revaluation of state deferred tax liabilities (450 percentage points) and the favorable mix of our incremental income in low tax jurisdictions in the year (360 percentage points). Refer to Note 13 of the Notes to our Consolidated Financial Statements for further information.

Net Income Attributable to KDP. Net income attributable to KDP decreased $710 million, or 33.1%, to $1,436 million for the year ended December 31, 2022 as compared to $2,146 million in the year ended December 31, 2021.

Diluted EPS. Diluted EPS decreased 32.7% to $1.01 per diluted share as compared to $1.50 in the year ended December 31, 2021, driven by the decrease in net income attributable to KDP.

Results of Operations by Segment

The following tables set forth net sales and income from operations for our segments for the years ended December 31, 2022 and 2021, as well as the other amounts necessary to reconcile our total segment results to our consolidated results presented in accordance with U.S. GAAP:

(in millions)	For the Year Ended December 31,			
	2022		2021	
Segment Results — Net sales				
U.S. Refreshment Beverages	$	8,083	$	7,120
U.S. Coffee		4,302		4,089
International		1,672		1,474
Net sales	$	14,057	$	12,683

(in millions)	For the Year Ended December 31,			
	2022		2021	
Segment Results — Income from Operations				
U.S. Refreshment Beverages	$	1,961	$	1,961
U.S. Coffee		1,215		1,306
International		373		382
Unallocated corporate costs		(944)		(755)
Income from operations	$	2,605	$	2,894

U.S. Refreshment Beverages

The following table provides selected information for our U.S. Refreshment Beverages segment for the years ended December 31, 2022 and 2021:

(in millions)	For the Year Ended December 31,		Dollar Change	Percentage Change
	2022	2021		
Net sales	$ 8,083	$ 7,120	$ 963	13.5 %
Income from operations	1,961	1,961	—	— %
Operating margin	24.3 %	27.5 %		(320) bps

Sales Volume. Sales volume for the year ended December 31, 2022 increased 1.6% compared to the year ended December 31, 2021. Growth in our branded portfolio, particularly in Dr Pepper, Canada Dry, Mott's, and Core, was mostly offset by reductions in contract manufacturing and softness in Bai, Schweppes, Crush, Polar, and Hawaiian Punch.

Net Sales. Net sales increased 13.5% to $8,083 million for the year ended December 31, 2022 compared to $7,120 million in the year ended December 31, 2021, driven by favorable net price realization of 12.9% and volume/mix growth of 0.6%.

Income from Operations. Income from operations of $1,961 million for the year ended December 31, 2022 was flat compared to the year ended December 31, 2021, primarily driven by the impact of non-cash impairment charges (24 percentage points), led by Bai and Schweppes, which were partially offset by impact of the non-recurring gain on the settlement of litigation with BodyArmor (14 percentage points). Other recurring factors included the impact to gross profit of the benefits of net sales growth (45 percentage points), offset by the impact of net inflation in ingredients and materials (12 percentage points), net increases in transportation and warehousing costs (12 percentage points), and increases in other manufacturing costs (7 percentage points) and other operating costs. Operating margin decreased 320 bps versus the year ended December 31, 2021 to 24.3%.

U.S. Coffee

The following table provides selected information for our U.S. Coffee segment for the years ended December 31, 2022 and 2021:

(in millions)	For the Year Ended December 31,		Dollar Change	Percentage Change
	2022	2021		
Net sales	$ 4,302	$ 4,089	$ 213	5.2 %
Income from operations	1,215	1,306	(91)	(7.0)%
Operating margin	28.2 %	31.9 %		(370) bps

Sales Volume. Inclusive of the impact of the 53rd week, K-Cup pod volume increased 1.2% for the year ended December 31, 2022, which reflected the segment's coffee recovery program to increase K-Cup pod manufacturing output and rebuild finished goods inventories to satisfy consumer demand and restore customer service levels. Appliance volume decreased 5.9% in the year ended December 31, 2022, driven by the unfavorable comparison to appliance shipment growth of 10.7% in the year ended December 31, 2021 as appliance household penetration growth rates returned to expected long-term trends.

Net Sales. Net sales increased 5.2% to $4,302 million in the year ended December 31, 2022, compared to $4,089 million in the year ended December 31, 2021, driven by favorable net price realization of 6.4%, partially offset by volume/mix declines of 1.2%.

Income from Operations. Income from operations decreased $91 million, or 7.0%, to $1,215 million for the year ended December 31, 2022, compared to $1,306 million in the year ended December 31, 2021, driven by the impacts to income from operations of net inflation in ingredients and materials (20 percentage points) and increased other operating costs, partially offset by the impact to gross profit of the benefits of net sales growth (16 percentage points). Operating margin declined 370 bps versus the year ended December 31, 2021 to 28.2%.

International

The following table provides selected information for our International segment for the years ended December 31, 2022 and 2021:

(in millions)	For the Year Ended December 31,		Dollar Change	Percentage Change
	2022	2021		
Net sales	$ 1,672	$ 1,474	$ 198	13.4 %
Income from operations	373	382	(9)	(2.4)%
Operating margin	22.3 %	25.9 %		(360) bps

Sales Volume. The following table provides the percentage change in sales volumes for the International segment compared to the prior year period:

	Percentage Change
LRB	5.5 %
K-Cup pods	3.3 %
Appliances	2.4 %

Net Sales. Net sales increased 13.4% to $1,672 million in the year ended December 31, 2022, compared to $1,474 million in the year ended December 31, 2021, reflecting higher net price realization of 11.4% and volume/ mix growth of 4.1%, slightly offset by unfavorable FX translation effects of 2.1%.

Income from Operations. Income from operations decreased $9 million, or 2.4%, to $373 million for the year ended December 31, 2022 compared to $382 million in the year ended December 31, 2021, reflecting the impacts to income from operations of net inflation in ingredients and materials (26 percentage points), net increases in transportation and warehousing costs (11 percentage points), and increases in other manufacturing costs (9 percentage points). These factors were partially offset by the impact to gross profit of the benefits of net sales growth (43 percentage points). Operating margin decreased 360 bps versus the year ended December 31, 2021 to 22.3%.

LIQUIDITY AND CAPITAL RESOURCES

Overview

We believe our financial condition and liquidity remain strong. We continue to manage all aspects of our business, including monitoring the financial health of our customers, suppliers, and other third-party relationships, implementing cost management strategies through our productivity initiatives, and developing new opportunities for growth such as innovation and agreements with partners to distribute brands that are accretive to our portfolio.

Cash generated by our foreign operations is generally repatriated to the U.S. periodically as working capital funding requirements, where allowed. We do not expect restrictions or taxes on repatriation of cash held outside the U.S. to have a material effect on our overall business, liquidity, financial condition or results of operations for the foreseeable future.

The following summarizes our cash activity for the years ended December 31, 2023, 2022, and 2021:

**Changes in Cash and
Cash Equivalents**



Principal Sources of Capital Resources

Our principal sources of liquidity are our existing cash and cash equivalents, cash generated from our operations, and borrowing capacity currently available under our 2022 Revolving Credit Agreement. Additionally, we have an uncommitted commercial paper program where we can issue unsecured commercial paper notes on a private placement basis. Based on our current and anticipated level of operations, we believe that our operating cash flows will be sufficient to meet our anticipated obligations for the next twelve months and thereafter for the foreseeable future. To the extent that our operating cash flows are not sufficient to meet our liquidity needs, we may utilize cash on hand or amounts available under our financing arrangements, if necessary. At any time, and from time to time, we may seek additional deleveraging, refinancing or liquidity enhancing transactions, including entering into transactions to repurchase or redeem of outstanding indebtedness, increase the size of our commercial paper program, or otherwise seek transactions to reduce interest expense, extend debt maturities and improve our capital and liquidity structure.

Sources of Liquidity - Operations

Net cash provided by operating activities decreased $1,508 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022. This was primarily driven by the reduction in accounts payable and the unfavorable year-over-year impact of the $349 million gain from BodyArmor in 2022, which were partially offset by a $745 million increase in net income attributable to KDP, reflecting the favorable comparison to non-cash impairment charges and losses on early extinguishment of debt in 2022.

Cash Conversion Cycle

Our cash conversion cycle is defined as DIO and DSO less DPO. The calculation of each component of the cash conversion cycle is provided below:

Component	Calculation (on a trailing twelve month basis)
DIO	(Average inventory divided by cost of sales) * Number of days in the period
DSO	(Accounts receivable divided by net sales) * Number of days in the period
DPO	(Accounts payable * Number of days in the period) divided by cost of sales and SG&A expenses

The following table summarizes our cash conversion cycle.

	December 31,	
	2023	**2022**
DIO	**71**	68
DSO	**34**	39
DPO	**113**	167
Cash conversion cycle	**(8)**	(60)

Our cash conversion cycle increased 52 days to approximately (8) days as of December 31, 2023 as compared to (60) days as of December 31, 2022. The change was largely due the decrease in DPO, primarily driven by the reduction of payment terms for certain suppliers.

Accounts Payable Program

As part of our ongoing efforts to improve our cash flow and related liquidity, we work with our suppliers to optimize our terms and conditions, which includes payment terms. Excluding our suppliers who require cash at date of purchase or sale, our current payment terms with our suppliers generally range from 10 to 360 days. We also enter into agreements with third party administrators to allow participating suppliers to track payment obligations from us, and, if voluntarily elected by the supplier, sell payment obligations from us to financial institutions. Suppliers can sell one or more of our payment obligations at their sole discretion and our rights and obligations to our suppliers are not impacted. We have no economic interest in a supplier's decision to enter into these agreements and no direct financial relationship with the financial institutions. Our obligations to our suppliers, including amounts due and scheduled payment terms, are not impacted. Refer to Note 2 of the Notes to our Consolidated Financial Statements for additional information on our obligations to participating suppliers.

Sources of Liquidity - Financing

Senior Note Maturities (in millions)



Refer to Note 4 of the Notes to our Consolidated Financial Statements for management's discussion of our financing arrangements.

We also have an active shelf registration statement, filed with the SEC on August 19, 2022, which allows us to issue an indeterminate number or amount of common stock, preferred stock, debt securities, and warrants from time to time in one or more offerings at the direction of our Board.

Sources of Liquidity - Asset Sale-Leaseback Transactions

We have leveraged our strategic asset investment program to create value from certain assets to enable reinvestment in KDP. These transactions are accounted for as sale-leaseback transactions. We received $7 million, $168 million, and $102 million of net cash proceeds from our strategic asset investment program during the years ended December 31, 2023, 2022, and 2021, respectively, which are included in Proceeds from sales of property, plant and equipment in the Consolidated Statements of Cash Flows.

Debt Ratings

As of December 31, 2023, our credit ratings were as follows:

Rating Agency	Long-Term Debt Rating	Commercial Paper Rating	Outlook
Moody's	Baa1	P-2	Stable
S&P	BBB	A-2	Stable

These debt and commercial paper ratings impact the interest we pay on our financing arrangements. A downgrade of one or both of our debt and commercial paper ratings could increase our interest expense and decrease the cash available to fund anticipated obligations. As of December 31, 2023, we were in compliance with all debt covenants and we have no reason to believe that we will be unable to satisfy these covenants.

Principal Uses of Capital Resources

Over the past several years, our principal uses of our capital resources were deleveraging, providing direct shareholder return through regular quarterly dividends, and investing in KDP to capture market share and drive growth through innovation and routes to market.

After meeting our post-merger goals at the end of 2021, we've established a long-term plan to further reduce our leverage ratio. We also plan to invest in value creation through mergers, acquisitions, or strategic partnerships, including portfolio expansion, distribution scale, geographic expansion, and new capabilities. In addition, we have repurchased shares of our outstanding common stock, as described below.

Regular Quarterly Dividends

We have declared total dividends of $0.830 per share, $0.775 per share, and $0.7125 per share for the years ended December 31, 2023, 2022, and 2021.

Repurchases of Common Stock

Our Board authorized a four-year share repurchase program, ending December 31, 2025, of up to $4 billion of our outstanding common stock, potentially enabling us to return value to shareholders. We repurchased and retired $706 million and $379 million of common stock during the years ended December 31, 2023 and 2022. As of December 31, 2023, $2,915 million remained available for repurchase under the authorized share repurchase program.

Capital Expenditures

We are investing in state-of-the-art manufacturing and warehousing facilities, including expansive investments in next-generation facilities in Spartanburg, South Carolina; and Allentown, Pennsylvania, in order to optimize our supply chain network.

Purchases of property, plant and equipment were $425 million, $353 million, and $423 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Capital expenditures, which includes both purchases of property, plant, and equipment and amounts included in accounts payable and accrued expenses, for the years ended December 31, 2023, 2022, and 2021 primarily related to the manufacturing and warehousing facilities discussed above, as well as our Newbridge, Ireland facility in 2022 and 2021. Capital expenditures included in accounts payable and accrued expenses were $276 million, $213 million, and $189 million for the years ended December 31, 2023, 2022, and 2021, respectively, which primarily related to these investments.

Investments in Unconsolidated Affiliates

From time to time, we expect to invest in beverage startup companies or in brand ownership companies to grow our presence in certain product categories, or enter into various licensing and distribution agreements to expand our product portfolio. Our investments in beverage startup companies generally involve acquiring a minority interest in equity securities of a company, in certain cases with a protected path to ownership at our future option. Our equity investments included $300 million in exchange for equity interests in Chobani during the year ended December 31, 2023, and $863 million for equity interests in Nutrabolt during the year ended December 31, 2022.

Purchases of Intangible Assets

We have invested in the expansion of our DSD network through transactions with strategic independent bottlers or third-party brand ownership companies to ensure competitive distribution scale for our brands. From time to time, we additionally acquire brand ownership companies to expand our portfolio. These transactions are generally accounted for as an asset acquisition, as the majority of the transaction price represents the acquisition of an intangible asset. Purchases of intangible assets were $56 million, $45 million, and $32 million for the years ended December 31, 2023, 2022, and 2021, respectively.

RESIDUAL VALUE GUARANTEES

We have a number of leasing arrangements and one licensing arrangement with the Veyron SPEs. Each one of these arrangements contain a residual value guarantee. As of December 31, 2023, we have not recorded any liabilities as it is not probable that we will have to make any payments required under the residual value guarantee. Refer to Note 18 of the Notes to our Consolidated Financial Statements for further information.

UNCERTAINTIES AND TRENDS AFFECTING LIQUIDITY AND CAPITAL RESOURCES

Disruptions in financial and credit markets, including those caused by inflation due to global economic uncertainty and the associated rise in interest rates, may impact our ability to manage normal commercial relationships with our customers, suppliers, and creditors. These disruptions could have a negative impact on the ability of our customers to timely pay their obligations to us, thus reducing our cash flow, or the ability of our vendors to timely supply materials.

Customer and consumer demand for our products may also be impacted by the risk factors discussed under "Risk Factors" in Part 1, Item 1A in this Annual Report on Form 10-K, as well as subsequent filings with the SEC, that could have a material effect on production, delivery and consumption of our products, which could result in a reduction in our sales volume.

We believe that the following events, trends and uncertainties may also impact liquidity:

- Our ability to either repay existing debt maturities through cash flow from operations or refinance through future issuances of senior unsecured notes;

- Our ability to access and/or renew our committed financing arrangements;

- Our ability to issue unsecured uncommitted commercial paper notes on a private placement basis up to a maximum aggregate amount outstanding at any time of $4,000 million;

- Future mergers, acquisitions, or debt or equity investments, which may include brand ownership companies, regional bottling companies, distributors, and/or distribution rights to further extend our geographic coverage;

- Seasonality and other variability in our operating cash flows, which could impact short-term liquidity;

- Our continued payment of regular quarterly dividends;

- Future repurchases of our common stock or special dividends to drive total shareholder return;

- Our continued capital expenditures;

- Fluctuations in our tax obligations; and

- A significant downgrade in our credit ratings could limit i) our ability to issue debt at terms that are favorable to us, or ii) a financial institution's willingness to participate in our accounts payable program and reduce the attractiveness of the accounts payable program to participating suppliers who may sell payment obligations from us to financial institutions, which could impact our accounts payable program.

CRITICAL ACCOUNTING ESTIMATES

The process of preparing our consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses. Critical accounting estimates are both fundamental to the portrayal of a company's financial condition and results and require difficult, subjective or complex estimates and assessments. These estimates and judgments are based on historical experience, future expectations and other factors and assumptions we believe to be reasonable under the circumstances. The most significant estimates and judgments are reviewed on an ongoing basis and revised when necessary. We have not made any material changes in the accounting methodology we use to assess or measure our critical accounting estimates. We have identified the items described below as our critical accounting estimates. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use in our critical accounting estimates. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to gains or losses that could be material to our consolidated financial statements. See Note 2 of the Notes to our Consolidated Financial Statements for a discussion of these and other accounting policies.

Impairment Assessment of Goodwill and Other Indefinite Lived Intangible Assets

We conduct tests for impairment of our goodwill and our other indefinite lived intangible assets annually, as of October 1, or more frequently if events or circumstances indicate the carrying amount may not be recoverable. We use present value and other valuation techniques to make this assessment. If the carrying amount of goodwill or an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. For purposes of impairment testing, we assign goodwill to the reporting unit that benefits from the synergies arising from each business combination, and we also assign indefinite lived intangible assets to our reporting units.

Effective January 1, 2023, we revised our segment structure to more closely reflect how our CODM manages the business, assesses performance and allocates resources. This segment change also resulted in a revision to our reporting units. For the year ended December 31, 2023, our reportable segments were as follows:

- *U.S. Refreshment Beverages* (reporting units: U.S. Beverage Concentrates, U.S. Warehouse Direct, and Direct Store Delivery)

- *U.S. Coffee* (reporting unit: U.S. Coffee)

- *International* (reporting units: Canada Beverage Concentrates, Canada Warehouse Direct, Canada Coffee, and Latin America Beverages)

For both goodwill and other indefinite lived intangible assets, we have the option to first assess qualitative factors to determine whether the fair value of either the reporting unit or indefinite lived intangible asset is "more likely than not" less than its carrying value, also known as a Step 0 analysis. If a quantitative analysis is required, the following would be required:

- The impairment test for indefinite lived intangible assets encompasses calculating a fair value of an indefinite lived intangible asset and comparing the fair value to its carrying value. If the carrying value exceeds the estimated fair value, impairment is recorded.

- The impairment tests for goodwill include comparing fair value of the respective reporting unit with its carrying value, including goodwill and considering any indefinite lived intangible asset impairment charges.

As of October 1, 2023, we performed a quantitative analysis for goodwill and all of our indefinite lived brand assets, whereby we used an income approach, or in some cases a combination of income and market based approaches, to determine the fair value of our assets, as well as an overall consideration of market capitalization and enterprise value. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry and economic factors and the profitability of future business strategies. These assumptions could be negatively impacted by various risks discussed in Item 1A, *Risk Factors*, in this Annual Report on Form 10-K.

Critical assumptions for quantitative analyses include revenue growth and profit performance over the next five year period, as well as an appropriate discount rate and long-term growth rate, as applicable. Discount rates are based on a weighted average cost of equity and cost of debt, adjusted with various risk premiums. Long-term growth rates are based on the long-term inflation forecast, industry growth and the long-term economic growth potential.

The following table provides the range of rates used in the analysis as of October 1, 2023:

Rate	Minimum	Maximum
Discount rates	8.0 %	13.5 %
Long-term growth rates	— %	4.0 %
Royalty rates	1.0 %	10.0 %

The following table shows the non-cash impairment charges that were recorded for indefinite lived brand assets for the years presented:

(in millions)	Year Ended December 31,		
	2023	2022	2021
Non-cash impairment charges for indefinite lived brand assets	$ —	$ 472	$ —

Sensitivity Analysis - Discount Rate

For goodwill, holding all other assumptions in the analysis constant, including the revenue and profit performance assumption, the effect of a 0.50% increase in the discount rate used to determine the fair value of the reporting units as of October 1, 2023, would not change our conclusion.

For the brand and trade name indefinite-lived intangible assets quantitatively assessed, holding all other assumptions in the analysis constant, including the revenue and profit performance assumption, the effect of a 0.50% increase in the discount rate used to determine the fair value of those assets as of October 1, 2023, would impact the amount of headroom over the carrying value of the following assets as follows (in millions):

Headroom Percentage	Selected Discount Rate		Discount Rate Increase of 0.50%	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Brands				
0%	$ —	$ —	$ 28	$ 27
Less than 25%	2,274	2,493	4,445	4,903
25 - 50%	2,339	3,018	2,537	3,747
In excess of 50%	14,767	29,002	12,370	23,106
Trade Names				
In excess of 50%	2,478	5,930	2,478	5,490

.

Sensitivity Analysis - Long-Term Growth Rate

For goodwill, holding all other assumptions in the analysis constant, including the discrete period revenue and profit performance assumptions as well as the discount rates, the effect of a 0.50% decrease in the long-term growth rate used to determine the fair value of the reporting units as of October 1, 2023, would not change our conclusion.

For the indefinite-lived priority brand assets quantitatively assessed, holding all other assumptions in the analysis constant, including the discrete period revenue and profit performance assumptions as well as the discount rates, the effect of a 0.50% decrease in the long-term revenue growth rate used to determine the fair value of those assets as of October 1, 2023, would impact the amount of headroom over the carrying value of the following assets as follows (in millions):

Headroom Percentage	Selected Long-Term Growth Rate		Long-Term Growth Rate Decrease of 0.50%	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Brands				
0%	$ —	$ —	$ —	$ —
Less than 25%	2,246	2,465	3,858	4,265
25 - 50%	2,339	3,018	727	912
In excess of 50%	14,756	28,985	14,756	27,183

.

Sensitivity Analysis - Royalty Rate

For the indefinite-lived trade names quantitatively assessed, holding all other assumptions in the analysis constant, including the discrete period revenue performance assumptions as well as the discount rates, the effect of a 0.50% decrease in the royalty rate used to determine the fair value of those trade names as of October 1, 2023, would impact the amount of headroom over the carrying value of those trade names as follows (in millions):

Headroom Percentage	Selected Royalty Rate		Royalty Rate Decrease of 0.50%	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Trade Names				
In excess of 50%	2,478	5,930	2,478	5,580

Refer to Note 3 of the Notes to our Consolidated Financial Statements for additional information about our impairment assessments.

Revenue Recognition

We recognize revenue when performance obligations under the terms of a contract with the customer are satisfied. Accruals for customer incentives, sales returns, and marketing programs are established for the expected payout based on contractual terms, volume-based metrics, and/or historical trends.

Our customer incentives, sales returns, and marketing accrual methodology contains uncertainties because it requires management to make assumptions and to apply judgment regarding our contractual terms in order to estimate our customer participation and volume performance levels which impact the revenue recognition. Our estimates are based primarily on a combination of known or historical transaction experiences. Differences between estimated revenue and actual revenue are normally insignificant and are recognized into earnings in the period differences are determined.

Additionally, judgment is required to ensure the classification of the spend is correctly recorded as either a reduction from gross sales or advertising and marketing expense, which is a component of our SG&A expenses.

A 10% change in the accrual for our customer incentives, sales returns and marketing programs would have affected our income from operations by $53 million for the year ended December 31, 2023.

Income Taxes

We establish income tax liabilities to remove some or all of the income tax benefit of any of our income tax positions based upon one of the following:

- the tax position is not "more likely than not" to be sustained,

- the tax position is "more likely than not" to be sustained, but for a lesser amount, or

- the tax position is "more likely than not" to be sustained, but not in the financial period in which the tax position was originally taken.

Our liability for uncertain tax positions contains uncertainties because management is required to make assumptions and to apply judgment to estimate the exposures associated with our various tax positions.

Our income tax returns, like those of most companies, are periodically audited by domestic and foreign tax authorities. These audits include questions regarding our tax positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. As these audits progress, events may occur that cause us to change our liability for uncertain tax positions. To the extent we prevail in matters for which a liability for uncertain tax positions has been established, or are required to pay amounts in excess of our established liability, our effective tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement generally would require use of our cash and may result in an increase in our effective tax rate in the period of resolution. A favorable tax settlement may be recognized as a reduction in our effective tax rate in the period of resolution.

Impairment Assessment of Equity Method Investments Without Readily Determinable Fair Values

Equity method investments are reviewed each reporting period to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on the fair value of each investment. When such events or changes occur, we evaluate the fair value compared to our carrying value of the investment. We also perform this evaluation every reporting period for each investment for which our carrying value has exceeded the fair value. For investments in non-publicly traded companies, management's assessment of fair value is based on various valuation methodologies, including the option pricing model when the investment is in a preferred class of security, discounted cash flows, market multiples, and the impact of our contractual terms with the investee, as appropriate. We consider the assumptions that we believe a market participant would use in evaluating estimated future cash flows when employing the discounted cash flow methodologies. The ability to accurately predict future cash flows, especially in emerging and developing markets, may impact the determination of fair value. In the event the fair value of an investment declines below our carrying value, management is required to determine if the decline in fair value is other than temporary. If management determines the decline is other than temporary, an impairment charge is recorded.

Investments in Variable Interest Entities

We have made equity investments in entities that are considered VIEs, including Nutrabolt and Chobani. We would consolidate a VIE for which we are determined to be the primary beneficiary.

To determine if we are the primary beneficiary of a VIE, we assess specific criteria and use judgment when determining if we have the power to direct the significant activities of the VIE and the obligation to absorb losses or receive benefits from the VIE that may be significant to the VIE. Factors considered include risk and reward sharing, voting rights, involvement in day-to-day capital and operating decisions, representation on a VIE's governance structure, existence of unilateral kick-out rights exclusive of protective rights or voting rights, and level of economic disproportionality between us and the VIE's other partner(s). We have determined that we are not the primary beneficiary of any VIEs. Refer to Note 18 of the Notes to our Consolidated Financial Statements for additional information on our investments in VIEs.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 2 of the Notes to our Consolidated Financial Statements for a discussion of recently issued accounting standards and recently adopted provisions of U.S. GAAP.

SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

The Notes are fully and unconditionally guaranteed by certain of our direct and indirect subsidiaries (the "Guarantors"), as defined in the indentures governing the Notes. The Guarantors are 100% owned either directly or indirectly by us and jointly and severally guarantee, subject to the release provisions described below, our obligations under the Notes. None of our subsidiaries organized outside of the U.S., nor any of the subsidiaries held by Maple Parent Holdings Corp. prior to the DPS Merger, nor any of the subsidiaries acquired after the DPS Merger (collectively, the "Non-Guarantors") guarantee the Notes. The subsidiary guarantees with respect to the Notes are subject to release upon the occurrence of certain events, including the sale of all or substantially all of a subsidiary's assets, the release of the subsidiary's guarantee of our other indebtedness, our exercise of the legal defeasance option with respect to the Notes and the discharge of our obligations under the applicable indenture.

The following schedules present the summarized financial information for the Parent and the Guarantors on a combined basis after intercompany eliminations; the Parent and the Guarantors' amounts due from; amounts due to, and transactions with Non-Guarantors are disclosed separately. The consolidating schedules are provided in accordance with the reporting requirements of Rule 13-01 under SEC Regulation S-X for the issuer and guarantor subsidiaries.

The summarized financial information for the Parent and Guarantors were as follows:

(in millions)	For the Year Ended December 31, 2023	
Net sales	$	9,147
Gross profit		4,796
Income from operations		1,284
Net income attributable to KDP		2,181

	December 31,			
(in millions)		2023		2022
Current assets	$	1,957	$	1,712
Non-current assets		48,029		45,721
Total assets[1]	$	49,986	$	47,433
Current liabilities	$	6,749	$	4,797
Non-current liabilities		16,689		17,463
Total liabilities[2]	$	23,438	$	22,260

(1) Includes $56 million and $3 million of intercompany receivables due to the Parent and Guarantors from the Non-Guarantors as of December 31, 2023 and December 31, 2022, respectively.

(2) Includes $1,399 million and $1,186 million of intercompany payables due to the Non-Guarantors from the Parent and Guarantors as of December 31, 2023 and December 31, 2022, respectively.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks arising from changes in market rates and prices, including movements in foreign currency exchange rates, interest rates, and commodity prices. We regularly enter into derivatives or other financial instruments to hedge or mitigate commercial risks. We do not enter into derivative instruments for speculative purposes. Refer to Note 5 of the Notes to our Consolidated Financial Statements for further information about our derivative instruments.

FOREIGN EXCHANGE RISK

The majority of our net sales, expenses, and capital purchases are transacted in U.S. dollars. However, we have exposure with respect to foreign exchange rate fluctuations. Our primary exposure to foreign exchange rates is the Canadian dollar, the Mexican peso, and the Euro against the U.S. dollar. Exchange rate gains or losses related to foreign currency transactions are recognized as transaction gains or losses in earnings as incurred.

We use derivative instruments such as foreign exchange forward contracts to manage a portion of our exposure to changes in foreign exchange rates. As of December 31, 2023, we had derivative contracts outstanding with notional values of $1,135 million maturing at various dates through December 2024. The fair value of foreign currency derivatives that qualify for hedge accounting resulted in a net unrealized loss of $13 million as of December 31, 2023, and the impact of a 10% weakening in the U.S. dollar is estimated to decrease the fair value by approximately $49 million. The fair value of foreign currency derivatives that do not qualify for hedge accounting resulted in a net unrealized loss of $3 million as of December 31, 2023, and the impact of a 10% weakening in the U.S. dollar is estimated to decrease the fair value by approximately $40 million. Any increase or decrease in the value of the foreign currency derivatives would have an approximately offsetting change in the underlying hedged risk.

INTEREST RATE RISK

We centrally manage our debt portfolio through the use of interest rate contracts and monitor our mix of fixed-rate and variable-rate debt. As of December 31, 2023, the carrying value of our fixed-rate debt, excluding lease obligations, was $11,095 million, and our variable-rate debt was $2,096 million, comprised entirely of commercial paper. From time to time, we also enter into interest rate contracts that effectively result in variable-rate interest payments or receipts. These derivative instruments are generally based on SOFR and a credit spread. As of December 31, 2023, certain of our outstanding forward starting swaps, with a total notional value of $1,200 million, are expected to begin such payments or receipts in the first quarter of 2024.

We estimate that the potential impact to our interest rate expense associated with variable rate interest payments resulting from a hypothetical interest rate change of 1%, based on amounts outstanding as of December 31, 2023, would be an increase or decrease of approximately $33 million. Our estimate of the annual impact to interest expense reflects our assumption that SOFR will not fall below 0%.

COMMODITY RISK

We are subject to market risks with respect to commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. Our principal commodities risks relate to our purchases of coffee beans, PET, aluminum, diesel fuel, corn (for high fructose corn syrup), apple juice concentrate, sucrose, and natural gas (for use in processing and packaging).

We utilize commodities derivative instruments and supplier pricing agreements to hedge the risk of movements in commodity prices for limited time periods for certain commodities. As of December 31, 2023, we had derivative contracts outstanding with a notional value of $500 million maturing at various dates through December 2025. The fair market value of these contracts as of December 31, 2023 was a net liability of $52 million. As of December 31, 2023, a 10% change (up or down) in commodity prices is estimated to increase or decrease the fair value of these derivative instruments by approximately $45 million. Any increase or decrease in the value of the commodities derivatives instruments would have an approximately offsetting change in the underlying hedged risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Keurig Dr Pepper Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Keurig Dr Pepper Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Indefinite-Lived Intangible Assets Valuation - Certain Brand Assets - Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

As discussed in Notes 2 and 3, the Company has indefinite-lived brand intangible assets ("brand assets"). The Company's evaluation of the brand assets for impairment is performed annually as of October 1, or more frequently if events or circumstances indicate the carrying amount may not be recoverable and involves the comparison of the fair value of each brand asset to its carrying value. Management estimates the fair value of the brand assets using a multi-period excess earnings method, which is a specific discounted cash flow method. The fair value determination of these assets requires management to make significant estimates and assumptions related to revenue growth projections, operating margins, and discount rates. Each of these assumptions may be sensitive to future market or industry conditions, as well as company-specific conditions. Changes in these assumptions could have a significant impact on the fair value of certain indefinite-lived brand intangible assets ("certain brand assets") affecting the headroom percentage, the amount of any impairment, or both. Given the significant judgments made by management to estimate the fair value of certain brand assets, a high degree of auditor judgment and an increased extent of effort were required to perform audit procedures that evaluated the reasonableness of management's estimates and assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures consisted of risk assessment and testing management's impairment analyses including the underlying business and valuation assumptions for certain brand assets. Those procedures included, but were not limited to, the following:

- We tested the effectiveness of controls over the Company's indefinite-lived brand intangible asset impairment review process.

- We evaluated the reasonableness of management's ability to forecast revenue growth and margins by considering:

  - Historical revenue and margins.

  - Underlying analysis of business strategies and growth plans.

  - Forecasted information in industry reports.

  - Historical peer data.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology and discount rates.

/s/ Deloitte & Touche LLP

Dallas, Texas

February 22, 2024

We have served as the Company's auditor since 2016.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Keurig Dr Pepper Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Keurig Dr Pepper Inc. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 22, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Internal Control over Financial Reporting, appearing under Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Dallas, Texas

February 22, 2024

KEURIG DR PEPPER INC.
CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per share data)	Year Ended December 31,		
	2023	2022	2021
Net sales	$ 14,814	$ 14,057	$ 12,683
Cost of sales	6,734	6,734	5,706
Gross profit	8,080	7,323	6,977
Selling, general, and administrative expenses	4,912	4,645	4,153
Impairment of intangible assets	2	477	—
Gain on litigation settlement	—	(299)	—
Other operating income, net	(26)	(105)	(70)
Income from operations	3,192	2,605	2,894
Interest expense, net	496	693	500
Loss on early extinguishment of debt	—	217	105
Gain on sale of equity method investment	—	(50)	(524)
Impairment of investments and note receivable	—	12	17
Other (income) expense, net	(61)	14	(2)
Income before provision for income taxes	2,757	1,719	2,798
Provision for income taxes	576	284	653
Net income including non-controlling interest	2,181	1,435	2,145
Less: Net loss attributable to non-controlling interest	—	(1)	(1)
Net income attributable to KDP	$ 2,181	$ 1,436	$ 2,146
Earnings per common share:			
Basic	$ 1.56	$ 1.01	$ 1.52
Diluted	1.55	1.01	1.50
Weighted average common shares outstanding:			
Basic	1,399.3	1,416.8	1,415.7
Diluted	1,408.4	1,428.5	1,427.9

The accompanying notes are an integral part of these consolidated financial statements.

KEURIG DR PEPPER INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)	Year Ended December 31,		
	2023	2022	2021
Net income including non-controlling interest	$ 2,181	$ 1,435	$ 2,145
Other comprehensive income			
Foreign currency translation adjustments	**288**	(167)	(14)
Net change in pension and post-retirement liability, net of tax of $2, $3, and $0, respectively	**(4)**	(6)	—
Net change in cash flow hedges, net of tax of $29, $(87), and $30, respectively	**(98)**	328	(89)
Total other comprehensive income (loss)	**186**	155	(103)
Comprehensive income	**2,367**	1,590	2,042
Less: Comprehensive income attributable to non-controlling interest	**—**	—	—
Comprehensive income attributable to KDP	$ 2,367	$ 1,590	$ 2,042

The accompanying notes are an integral part of these consolidated financial statements.

KEURIG DR PEPPER INC.
CONSOLIDATED BALANCE SHEETS

(in millions, except share and per share data)	December 31, 2023		December 31, 2022	
Assets				
Current assets:				
Cash and cash equivalents	$	267	$	535
Trade accounts receivable, net		1,368		1,484
Inventories		1,142		1,314
Prepaid expenses and other current assets		598		471
Total current assets		3,375		3,804
Property, plant, and equipment, net		2,699		2,491
Investments in unconsolidated affiliates		1,387		1,000
Goodwill		20,202		20,072
Other intangible assets, net		23,287		23,183
Other non-current assets		1,149		1,252
Deferred tax assets		31		35
Total assets	$	52,130	$	51,837
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	3,597	$	5,206
Accrued expenses		1,242		1,153
Structured payables		117		137
Short-term borrowings and current portion of long-term obligations		3,246		895
Other current liabilities		714		685
Total current liabilities		8,916		8,076
Long-term obligations		9,945		11,072
Deferred tax liabilities		5,760		5,739
Other non-current liabilities		1,833		1,825
Total liabilities		26,454		26,712
Commitments and contingencies				
Stockholders' equity:				
Preferred stock, $0.01 par value, 15,000,000 shares authorized, no shares issued		—		—
Common stock, $0.01 par value, 2,000,000,000 shares authorized, 1,390,446,043 and 1,408,394,293 shares issued and outstanding as of December 31, 2023 and 2022, respectively		14		14
Additional paid-in capital		20,788		21,444
Retained earnings		4,559		3,539
Accumulated other comprehensive income		315		129
Total stockholders' equity		25,676		25,126
Non-controlling interest		—		(1)
Total equity		25,676		25,125
Total liabilities and equity	$	52,130	$	51,837

The accompanying notes are an integral part of these consolidated financial statements.

KEURIG DR PEPPER INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)	Year Ended December 31,		
	2023	2022	2021
Operating activities:			
Net income attributable to KDP	$ 2,181	$ 1,436	$ 2,146
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation expense	402	399	410
Amortization of intangibles	137	138	134
Other amortization expense	181	172	164
Provision for sales returns	61	61	63
Deferred income taxes	(4)	(289)	31
Employee stock-based compensation expense	116	52	88
Loss on early extinguishment of debt	—	217	105
Gain on sale of equity method investment	—	(50)	(524)
Gain on disposal of property, plant, and equipment	(1)	(80)	(75)
Unrealized (gain) loss on foreign currency	(13)	26	9
Unrealized loss (gain) on derivatives	31	383	(70)
Settlements of interest rate contracts	54	125	—
Equity in (earnings) loss of unconsolidated affiliates	(33)	5	5
Earned equity	(44)	—	—
Impairment of intangible assets	2	477	—
Impairment of investments and note receivable of unconsolidated affiliate	—	12	17
Other, net	6	28	20
Changes in assets and liabilities:			
Trade accounts receivable	70	(398)	(152)
Inventories	182	(426)	(133)
Income taxes receivable and payables, net	(199)	(105)	114
Other current and non current assets	(192)	(456)	(243)
Accounts payable and accrued expenses	(1,618)	903	762
Other current and non current liabilities	10	207	3
Net change in operating assets and liabilities	(1,747)	(275)	351
Net cash provided by operating activities	1,329	2,837	2,874
Investing activities:			
Proceeds from sale of investment in unconsolidated affiliates	—	50	578
Purchases of property, plant, and equipment	(425)	(353)	(423)
Proceeds from sales of property, plant, and equipment	9	168	122
Purchases of intangibles	(56)	(26)	(32)
Issuance of related party note receivable	—	(18)	(19)
Investments in unconsolidated affiliates	(316)	(962)	—
Other, net	4	6	(16)
Net cash (used in) provided by investing activities	$ (784)	$ (1,135)	$ 210

The accompanying notes are an integral part of these consolidated financial statements.

KEURIG DR PEPPER INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

(in millions)	Year Ended December 31, 2023	2022	2021
Financing activities:			
Proceeds from issuance of Notes	**$ —**	$ 3,000	$ 2,150
Repayment of Notes	**(500)**	(3,365)	(3,595)
Proceeds from issuance of commercial paper	**36,940**	1,198	5,406
Repayments of commercial paper	**(35,243)**	(948)	(5,257)
Repayments of term loan	**—**	—	(425)
Repurchases of common stock	**(706)**	(379)	—
Proceeds from issuance of common stock	**—**	—	140
Proceeds from structured payables	**130**	155	156
Payments on structured payables	**(148)**	(158)	(167)
Cash dividends paid	**(1,142)**	(1,080)	(955)
Tax withholdings related to net share settlements	**(62)**	(15)	(125)
Payments on finance leases	**(95)**	(90)	(54)
Other, net	**(6)**	(46)	(36)
Net cash used in financing activities	**(832)**	(1,728)	(2,762)
Net change from:			
Operating, investing and financing activities	**(287)**	(26)	322
Effect of exchange rate changes	**19**	(7)	(9)
Beginning of period	**535**	568	255
End of period	**$ 267**	$ 535	$ 568
Non-cash investing activities:			
Capital expenditures included in accounts payable and accrued expenses	**$ 276**	$ 213	$ 189
Transaction costs included in accounts payable and accrued expenses	**6**	8	—
Earned equity	**44**	—	—
Conversion of note receivable to equity method investment	**—**	6	15
Non-cash purchases of intangibles	**—**	19	—
Non-cash financing activities:			
Dividends declared but not yet paid	**299**	281	265
Supplemental cash flow disclosures:			
Cash paid for interest	**443**	363	477
Cash paid for income taxes	**507**	686	506

The accompanying notes are an integral part of these consolidated financial statements.

KEURIG DR PEPPER INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in millions)	Common Stock Issued Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Non-Controlling Interest	Total Equity
Balance as of December 31, 2020	1,407.3	$ 14	$ 21,677	$ 2,061	$ 77	$ 23,829	$ 1	$ 23,830
Net income	—	—	—	2,146	—	2,146	(1)	2,145
Other comprehensive loss	—	—	—	—	(103)	(103)	—	(103)
Issuance of common stock	4.3	—	140	—	—	140	—	140
Dividends declared, $0.7125 per share	—	—	—	(1,008)	—	(1,008)	—	(1,008)
Shares issued under employee stock-based compensation plans and other	6.5	—	—	—	—	—	—	—
Tax withholdings related to net share settlements	—	—	(125)	—	—	(125)	—	(125)
Stock-based compensation	—	—	93	—	—	93	—	93
Balance as of December 31, 2021	1,418.1	$ 14	$ 21,785	$ 3,199	$ (26)	$ 24,972	$ —	$ 24,972
Net income	—	—	—	1,436	—	1,436	(1)	1,435
Other comprehensive loss	—	—	—	—	155	155	—	155
Dividends declared, $0.775 per share	—	—	—	(1,096)	—	(1,096)	—	(1,096)
Repurchases of common stock	(10.6)	—	(379)	—	—	(379)	—	(379)
Shares issued under employee stock-based compensation plans and other	0.9	—	—	—	—	—	—	—
Tax withholdings related to net share settlements	—	—	(15)	—	—	(15)	—	(15)
Stock-based compensation	—	—	53	—	—	53	—	53
Balance as of December 31, 2022	1,408.4	$ 14	$ 21,444	$ 3,539	$ 129	$ 25,126	$ (1)	$ 25,125
Net income	—	—	—	2,181	—	2,181	—	2,181
Other comprehensive income	—	—	—	—	186	186	—	186
Dividends declared, $0.83 per share	—	—	—	(1,160)	—	(1,160)	—	(1,160)
Repurchases of common stock, inclusive of excise tax obligation	(21.7)	—	(711)	—	—	(711)	—	(711)
Shares issued under employee stock-based compensation plans and other	3.7	—	—	—	—	—	—	—
Tax withholdings related to net share settlements	—	—	(62)	—	—	(62)	—	(62)
Stock-based compensation	—	—	117	—	—	117	—	117
Non-controlling interest surrender of shares	—	—	—	(1)	—	(1)	1	—
Balance as of December 31, 2023	1,390.4	$ 14	$ 20,788	$ 4,559	$ 315	$ 25,676	$ —	$ 25,676

The accompanying notes are an integral part of these consolidated financial statements.

1. Business and Basis of Presentation

ORGANIZATION AND NATURE OF OPERATIONS

Keurig Dr Pepper Inc. is a leading coffee and beverage company in North America that manufactures, markets, distributes, and sells hot and cold beverages and single serve brewing systems.

References in this Annual Report on Form 10-K to "KDP" or "the Company" refer to Keurig Dr Pepper Inc. and all wholly-owned subsidiaries included in the consolidated financial statements. Definitions of terms used in this Annual Report on Form 10-K are included within the Master Glossary.

This Annual Report on Form 10-K refers to some of KDP's owned or licensed trademarks, trade names, and service marks, which are referred to as the Company's brands. All of the product names included herein are either KDP registered trademarks or those of the Company's licensors.

BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP.

FISCAL YEAR END

KDP's fiscal year end is December 31, and its interim fiscal quarters are March 31, June 30, and September 30. KDP's significant subsidiary, Maple Parent Holdings Corp., has a fiscal year end of the last Saturday in December, and its interim fiscal quarters end every thirteenth Saturday. The fiscal year for Maple Parent Holdings Corp. includes 52 weeks for the years ended December 31, 2023 and 2021 and 53 weeks for the year ended December 31, 2022. KDP does not adjust for the difference in fiscal year, as the difference is within the range permitted by the Exchange Act.

PRINCIPLES OF CONSOLIDATION

KDP consolidates all wholly owned subsidiaries.

The Company consolidates investments in companies in which it holds the majority interest. In these cases, the third party equity interest is referred to as non-controlling interest. Non-controlling interests, if any, are presented as a separate component within equity in the Consolidated Balance Sheets, and net earnings attributable to the non-controlling interests are presented separately in the Consolidated Statements of Income.

The Company would be required to consolidate VIEs for which KDP has been determined to be the primary beneficiary. To determine if KDP is the primary beneficiary, the Company assesses specific criteria and uses judgment when determining if it has the power to direct the significant activities of the VIE and the obligation to absorb losses or receive benefits from the VIE that may be significant to the VIE. Factors considered include risk and reward sharing, voting rights, involvement in day-to-day capital and operating decisions, representation on a VIE's governance structure, existence of unilateral kick-out rights exclusive of protective rights or voting rights, and level of economic disproportionality between the Company and the VIE's other partner(s). The Company has determined that it is not the primary beneficiary of any VIEs. However, future events may require the Company to consolidate VIEs if the Company becomes the primary beneficiary.

The Company uses the equity method to account for investments in companies if the investment provides the Company with the ability to exercise significant influence over operating and financial policies of the investee. Consolidated net income includes KDP's proportionate share of the net income or loss of these companies. Judgment regarding the level of influence over each equity method investment includes considering key factors such as ownership interest, representation on the Board or similar governing body, participation in policy-making decisions and material intercompany transactions.

KDP eliminates from its financial results all intercompany transactions between entities included in the consolidated financial statements.

REPORTABLE SEGMENTS

As of January 1, 2023, the Company revised its segment structure to align with changes in how the Company's CODM manages the business, assesses performance and allocates resources. This change had no impact on the Company's consolidated results of operations or financial position. Prior period segment results have been recast to reflect the Company's new reportable segments. Refer to Note 7 for additional information on the Company's reportable segments and Note 8 for the Company's disaggregated revenue portfolio for each reportable segment. The change in segment structure also resulted in a change to the Company's reporting units. Refer to Note 3 for additional information on the Company's reporting units.

2. Significant Accounting Policies

USE OF ESTIMATES

The process of preparing the Company's consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amount of assets, liabilities, revenue, and expenses. These estimates and judgments are based on historical experience, future expectations, and other factors and assumptions the Company believes to be reasonable under the circumstances. These estimates and judgments are reviewed on an ongoing basis and are revised when necessary. Changes in estimates are recorded in the period of change. Actual amounts may differ from these estimates.

SIGNIFICANT ACCOUNTING POLICIES

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Based upon the transparency of inputs to the valuation of an asset or liability, a three-level hierarchy has been established for fair value measurements. The three-level hierarchy for disclosure of fair value measurements is as follows:

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 - Valuations with one or more unobservable significant inputs that reflect the reporting entity's own assumptions.

The fair value of Notes and marketable securities as of December 31, 2023 and 2022 are based on quoted market prices for publicly traded securities.

The Company estimates fair values of financial instruments measured at fair value in the Company's consolidated financial statements on a recurring basis to ensure they are calculated based on market rates to settle the instruments. These values represent the estimated amounts the Company would pay or receive to terminate agreements, taking into consideration current market rates and creditworthiness.

As of December 31, 2023 and 2022, the Company did not have any assets or liabilities measured on a recurring basis without observable market values that would require a high level of judgment to determine fair value (Level 3).

Transfers between levels are recognized at the end of each reporting period. There were no transfers of financial instruments between the three levels of fair value hierarchy during the years ended December 31, 2023, 2022, and 2021.

Acquisitions

The Company evaluates the facts and circumstances of each acquisition to determine whether the transaction should be accounted for as an asset acquisition or a business combination.

Asset Acquisitions

When substantially all of the fair value of the assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the transaction is accounted for as an asset acquisition. Direct transaction costs associated with asset acquisitions are capitalized.

Business Combinations

The Company includes the results of operations of the acquired business in the Company's consolidated financial statements prospectively from the acquisition date. The Company allocates the purchase consideration to the assets acquired and liabilities assumed in the acquired entity generally based on their fair values at the acquisition date. The excess of the fair value of purchase consideration over the fair value of these assets acquired and liabilities assumed in the acquired entity is recorded as goodwill. During the measurement period, the Company will continue to obtain information to assist in determining the fair value of net assets acquired, which may differ materially from these preliminary estimates. Measurement period adjustments, if applicable, will be applied in the reporting period in which the adjustment amounts are determined.

Transaction expenses are recognized separately from the business combination and are expensed as incurred. These charges primarily include direct third-party professional fees for advisory and consulting services and other incremental costs related to the acquisition.

Cash and Cash Equivalents

Cash and cash equivalents include cash and investments in short-term, highly liquid securities, with original maturities of three months or less.

The Company is exposed to potential risks associated with its cash and cash equivalents. The Company places its cash and cash equivalents with high credit quality financial institutions. Deposits with these financial institutions may exceed the amount of insurance provided; however, these deposits typically are redeemable upon demand and, therefore, the Company believes the financial risks associated with these financial instruments are minimal.

Trade Accounts Receivable and Allowance for Expected Credit Losses

Trade accounts receivable are recorded at the invoiced amount and do not bear interest.

The Company is exposed to potential credit risks associated with its accounts receivable, as it generally does not require collateral on its accounts receivable. The Company determines the required allowance for expected credit losses using information such as its customer credit history and financial condition, industry and market segment information, credit reports, and economic trends and conditions. Allowances can be affected by changes in the industry, customer credit issues or customer bankruptcies or expectations of any such events in a future period when reasonable and supportable. Historical information is utilized beyond reasonable and supportable forecast periods. Amounts are charged against the allowance when it is determined that expected credit losses may occur.

Activity in the allowance for expected credit loss accounts was as follows:

(in millions)	For the Year Ended December 31,		
	2023	2022	2021
Balance, beginning of the period	$ 9	$ 7	$ 21
Charges to (reversals of) bad debt expense	3	3	(13)
Write-offs and adjustments	(2)	(1)	(1)
Balance, end of the period	$ 10	$ 9	$ 7

Concentration of credit risk with respect to accounts receivable is limited due to the large number of customers in various channels comprising the Company's customer base. Walmart is a major customer as described in Note 7. As of December 31, 2023 and 2022, Walmart accounted for approximately $204 million and $303 million of trade receivables, respectively, which exceeded 10% of the Company's total trade accounts receivable.

Inventories

Inventories consist of raw materials, work in process, and finished goods. Raw materials include various commodity costs for the Company's ingredients and materials sourced from various providers. The costs of finished goods inventories manufactured by the Company include raw materials, direct labor, and indirect production and overhead costs. Finished goods also include the purchases of brewing systems and certain beverages from third-party manufacturers. Inventories are stated at the lower of cost or net realizable value. Cost is measured using standard cost method which approximates first-in, first-out. The Company regularly reviews whether the net realizable value of its inventory is lower than its carrying value. If the valuation shows that the net realizable value is lower than the carrying value, the Company takes a charge to cost of sales and directly reduces the carrying value of the inventory.

The Company estimates any required write downs for inventory obsolescence by examining its inventories on a quarterly basis to determine if there are indicators that the carrying values exceed net realizable value. Indicators that could result in additional inventory write downs include age of inventory, damaged inventory, slow moving products and products at the end of their life cycles. While management believes that inventory is appropriately stated, judgment is involved in determining the net realizable value of inventory. Adjustments for excess and obsolete inventories are based on an assessment of slow-moving and obsolete inventories, determined by historical usage and demand.

Property, Plant, and Equipment, Net

Property, plant, and equipment is stated at cost plus capitalized interest on borrowings during the actual construction period of major capital projects, net of accumulated depreciation. Significant improvements which substantially extend the useful lives of assets are capitalized and expenditures for repairs and maintenance which do not improve or extend the life of the assets are expensed as incurred. The Company capitalizes certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use, which are included in property, plant, and equipment. When property, plant, and equipment is sold, the costs and the related accumulated depreciation are removed from the accounts, and any net gain or loss is recorded in Other operating income, net in the Consolidated Statements of Income.

For financial reporting purposes, depreciation is computed on the straight-line method over the estimated useful asset lives as follows:

Type of Asset	Useful Life
Buildings and improvements	3 to 40 years
Machinery and equipment	2 to 20 years
Cold drink equipment	2 to 7 years
Computer software	2 to 8 years

Leasehold improvements, which are primarily considered building improvements, are depreciated over the shorter of the estimated useful life of the assets or the lease term. Estimated useful lives are periodically reviewed and, when warranted, are updated.

The Company periodically reviews long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In order to assess recoverability, the Company compares the estimated undiscounted future pre-tax cash flows from the use of the group of assets, as defined, to the carrying amount of such assets. Measurement of an impairment loss is based on the excess of the carrying amount of the group of assets over the long-lived asset's fair value, and any impairment loss is recorded in Other operating income, net, in the Consolidated Statements of Income. For the years ended December 31, 2023, 2022, and 2021, the Company recorded no impairment loss related to these assets.

Leases

The Company leases certain facilities and machinery and equipment, including fleet. These leases expire at various dates through 2044. Some lease agreements contain standard renewal provisions that allow us to renew the lease at rates equivalent to fair market value at the end of the lease term. The Company's lease agreements do not contain any material restrictive covenants. KDP has certain leases of manufacturing and distribution properties and the Frisco headquarters with the Veyron SPEs that contain a residual value guarantee at the end of the term. Refer to Note 18 for additional information about the Company's residual value guarantees.

Operating leases are included within other non-current assets, other current liabilities, and other non-current liabilities within our Consolidated Balance Sheets. Finance leases are included within Property, plant and equipment, net, other current liabilities, and other non-current liabilities. Leases with an initial term of 12 months or less are not recognized on the Consolidated Balance Sheets.

Right of use assets and lease liabilities are recognized in the Consolidated Balance Sheets at the present value of future minimum lease payments over the lease term on the commencement date. When the rate implicit in the lease is not provided to the Company, KDP will use its incremental borrowing rate based on information available at the commencement date to determine the present value of future minimum lease payments. KDP's incremental borrowing rate is determined using a portfolio of secured borrowing rates commensurate with the term of the lease and is reassessed on a quarterly basis.

KDP has lease agreements with lease and non-lease components, which are generally accounted for as a single lease component.

Sale-and-leaseback transactions occur when the Company sells assets to a third-party and subsequently leases them back. The resulting leases that qualify for sale-and-leaseback accounting are evaluated and accounted for as operating leases. A transaction that does not qualify for sale-and-leaseback accounting as a result of finance lease classification or the failure to meet certain revenue recognition criteria is accounted for as a financing transaction. For a financing transaction, the Company will retain the assets sold within Property, plant and equipment, net and record a financing obligation equal to the amount of cash proceeds received. Rental payments under such transactions are recognized as a reduction of the financing obligation and as interest expense using an effective interest method.

Investments

Deferred Compensation Plan

The Company has a U.S. non-qualified defined contribution plan. Contributions under the non-qualified defined contribution plan are maintained in a rabbi trust and are not readily available to the Company. The rabbi trust consists of readily marketable equity securities, which are included in Other non-current assets in the Consolidated Balance Sheets. Gains or losses from such investments are classified as trading and are charged to Other (income) expense, net in the Consolidated Statements of Income.

The corresponding deferred compensation liability is included in Other non-current liabilities in the Consolidated Balance Sheets, with changes in this obligation recognized as adjustments to compensation expense and recorded in SG&A expenses.

Investments in Other Equity Securities

The Company consolidates investments in companies in which it holds the majority interest. In these cases, the third party equity interest is referred to as non-controlling interest. Non-controlling interests are presented as a separate component within equity in the Consolidated Balance Sheets, and net earnings attributable to the non-controlling interests are presented separately in the Consolidated Statements of Income. On July 31, 2023, the remaining shareholders of Revive surrendered their ownership interests. As a result, the Company holds 100% ownership interest in Revive and has eliminated the Non-controlling interest component within the Company's Consolidated Statements of Changes in Stockholders' Equity.

The Company also holds investments in certain entities which are accounted for as equity method investments, equity securities with readily determinable fair value, or equity securities without readily determinable value.

The companies over which we exert significant influence, but do not control the financial and operating decisions, are accounted for as equity method investments. The Company's equity method investments are reported at cost, which includes third-party transaction costs, and are adjusted each period for dividends paid, if any, as well as the Company's share of the investee's net income (loss), unless the investment agreement indicates an alternative allocation of earnings or losses. The Company's share of the net income (loss) resulting from these investments is recorded in Other (income) expense, net in the Consolidated Statements of Income. To the extent the Company earns additional equity in these investments from achieving certain contractual milestones in our distribution activities, the earned equity is recorded as a reduction in Cost of sales and included in the Earned equity line on the Consolidated Statements of Cash Flows. Any gains and losses resulting from the sale of these investments are recorded in Gain on sale of equity method investment. The carrying value of the Company's equity method investments is reported in Investments in unconsolidated affiliates in the Company's Consolidated Balance Sheets. The Company classifies distributions received from equity method investments using the cumulative earnings approach on the Consolidated Statements of Cash Flows.

Investments with readily determinable fair values for which we do not have the ability to exercise significant influence are measured at fair value and reported in Other non-current assets in the Company's Consolidated Balance Sheets. As of December 31, 2023 and 2022, all such investments were categorized as Level 1. Unrealized gains and losses on these investments are recorded in Other (income) expense, net in the Consolidated Statements of Income.

Investments without readily determinable fair values for which we do not have the ability to exercise significant influence are accounted for at cost and reported in Other non-current assets in the Company's Consolidated Balance Sheets. Any gains or losses resulting from the sales of these investments are recorded in Other operating income, net, in the Consolidated Statements of Income.

The Company's equity method investments in certain privately held entities do not have readily determinable fair values and are periodically evaluated for impairment. An impairment loss would be recorded whenever a decline in value of an investment below its carrying amount is determined to be other than temporary. The Company recorded impairment charges of $12 million and $17 million for the years ended December 31, 2022 and 2021. No impairment charges were recorded for the year ended December 31, 2023.

Goodwill and Other Intangible Assets

The Company classifies other intangible assets into two categories:

- intangible assets with definite lives subject to amortization, and

- intangible assets with indefinite lives not subject to amortization.

The majority of the Company's intangible asset balance is made up of brands which the Company has determined to have indefinite useful lives. In arriving at the conclusion that a brand has an indefinite useful life, management reviews factors such as size, diversification, and market share of each brand. Management expects to acquire, hold, and support brands for an indefinite period through consumer marketing and promotional support. The Company also considers factors such as its ability to continue to protect the legal rights that arise from these intangible assets indefinitely or the absence of any regulatory, economic, or competitive factors that could truncate the life of these intangible assets. If the criteria are not met, the brand is considered to have a finite useful life.

Identifiable intangible assets deemed by the Company to have determinable finite useful lives are amortized on a straight-line basis over the period of which the expected economic benefit is derived. Amortization expense is recorded in Selling, general, and administrative expenses in the Consolidated Statements of Income. The estimated useful lives of the Company's intangible assets with definite lives are as follows:

Type of Asset	Useful Life
Acquired technology	20 years
Brands	5 years
Contractual arrangements	10 to 20 years
Customer relationships	10 to 40 years
Distribution rights	4 to 10 years
Trade names	10 years

For intangible assets with definite lives, tests for impairment are performed if conditions exist that indicate the carrying value may not be recoverable. For goodwill and indefinite-lived intangible assets, the Company conducts tests for impairment annually on the first day of the fourth quarter, or more frequently if events or circumstances indicate the carrying amount may not be recoverable.

The tests for impairment include significant judgment in estimating the fair value of reporting units and intangible assets. Management's estimates of fair value, which fall under Level 3 and are non-recurring, are based on historical and forecasted revenues and profit performance and discount rates. Fair value is based on what the reporting units and intangible assets would be worth to a third party market participant. Discount rates are based on a weighted average cost of equity and cost of debt, adjusted with various risk premiums.

Goodwill is assigned to reporting units for purposes of impairment testing. A reporting unit is the same as an operating segment or one level below an operating segment. KDP's reporting units are as follows:

Reportable Segments	Reporting Units
U.S. Refreshment Beverages	U.S. Beverage Concentrates
	U.S. WD
	DSD
U.S. Coffee	U.S. Coffee
International	Canada Beverage Concentrates
	Canada WD
	Canada Coffee
	Latin America Beverages

If the carrying value of the reporting unit or intangible asset exceeds its fair value, an impairment charge will be recorded in current earnings for the difference up to the carrying value of the goodwill or intangible asset recorded. Refer to Note 3 for additional information.

Capitalized Customer Incentive Programs

The Company provides support to certain customers to cover various programs and initiatives to increase net sales, including contributions to customers or vendors for cold drink equipment used to market and sell the Company's products. These programs and initiatives generally directly benefit the Company over a period of time. Accordingly, costs of these programs and initiatives are recorded in Prepaid expenses and other current assets and Other non-current assets in the Consolidated Balance Sheets. Refer to Note 16 for additional information. The costs for these programs are amortized over the period to be directly benefited based upon a methodology consistent with the Company's contractual rights under these arrangements.

Accounts Payable

KDP has agreements with third party administrators which allow participating suppliers to track payment obligations from KDP, and, if voluntarily elected by the supplier, to sell payment obligations from KDP to financial institutions. Suppliers can sell one or more of KDP's payment obligations at their sole discretion, and the rights and obligations of KDP to its suppliers are not impacted. KDP has no economic interest in a supplier's decision to enter into these agreements and no direct financial relationship with the financial institutions. KDP's obligations to its suppliers, including amounts due and scheduled payment terms, are not impacted. The amount of the outstanding obligations confirmed as valid included in accounts payable as of December 31, 2023 and December 31, 2022 was $2,389 million and $4,113 million, respectively.

Structured Payables

The Company has entered into an agreement with a supply chain payment processing intermediary, for the intermediary to act as a virtual credit card sponsor, whereby the card sponsor pays amounts on behalf of the Company and sells the amounts due from the Company to a participating financial institution. The card sponsor then bills the Company the original payment amount, effectively financing the transaction. The agreement permits the Company to utilize the third party and participating financial institutions to make a broad range of payments, including commercial payables to suppliers, business acquisitions, purchases of property, plant, and equipment, and employee-related payments

Additionally, the Company has commercial arrangements with suppliers who use third party administrators to sell payment obligations from KDP to financial institutions. The Company evaluates the commercial arrangements with suppliers to determine if they are more representative of debt or accounts payable classification. If the Company determines these commercial arrangements are more representative of a financing transaction, then the Company records those payment obligations as structured payables.

Structured payables have equal priority with accounts payable and are treated as non-recourse obligations. The Company records interest for the period the structured payables obligation is outstanding and reflects the proceeds and payments related to these transactions as a financing activity on the Consolidated Statements of Cash Flows.

Pension and Post-retirement Medical Benefits

The Company has U.S. and foreign pension and PRMB plans which provide benefits to a defined group of employees who satisfy age and length of service requirements at the discretion of the Company. As of December 31, 2023, the Company has several stand-alone non-contributory defined benefit plans and PRMB plans. Depending on the plan, pension and PRMB benefits are based on a combination of factors, which may include salary, age, and years of service.

Employee pension and PRMB plan obligations and the associated expense included in the consolidated financial statements are determined from actuarial analyses based on plan assumptions, employee demographic data, years of service, compensation, benefits and claims paid, and employer contributions. Non-cash settlement charges occur when the total amount of lump sum payments made to participants of various U.S. defined pension plans exceed the estimated annual interest and service costs.

The components of net periodic benefit cost other than the service cost component are included in Other (income) expense, net, in the Company's Consolidated Statements of Income. The service cost component is included in either Cost of sales or SG&A expenses, depending on the classification of the employee's other compensation costs.

The Company's objective with respect to the funding of its pension plans is to provide adequate assets for the payment of future benefits. Pursuant to this objective, the Company will fund the pension plans as required by governmental regulations and may consider discretionary contributions as conditions warrant.

The Company participates in three multi-employer pension plans and makes contributions to those plans, which are recorded in either Cost of sales or SG&A expenses, depending on the classification of the employee's other compensation costs.

Risk Management Programs

The Company retains selected levels of property, casualty, workers' compensation, health, cyber, and other business risks. Many of these risks are covered under conventional insurance programs with deductibles or self-insured retentions. Accrued liabilities related to the retained casualty and health risks are calculated based on loss experience and development factors, which contemplate a number of variables including claim history and expected trends, and are recorded in Other current liabilities and Other non-current liabilities in the Consolidated Balance Sheets.

Income Taxes

Income taxes are accounted for using the asset and liability approach, which involves determining the temporary differences between assets and liabilities recognized for financial reporting and the corresponding amounts recognized for tax purposes and computing the tax-related carryforwards at the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed. The resulting amounts are deferred tax assets or liabilities. The total of taxes currently payable per the tax return, the deferred tax expense or benefit, and the impact of uncertain tax positions represents the income tax expense or benefit for the year for financial reporting purposes.

The Company periodically assesses the likelihood of realizing its deferred tax assets based on the amount that the Company believes is more likely than not to be realized. The Company bases its judgment of the recoverability of its deferred tax assets primarily on historical earnings, its estimate of current and expected future earnings and prudent and feasible tax planning strategies.

The Company establishes income tax liabilities to remove some or all of the income tax benefit of any of the Company's income tax positions at the time the Company determines that the positions become uncertain based upon one of the following: (1) the tax position is not "more likely than not" to be sustained, (2) the tax position is "more likely than not" to be sustained, but for a lesser amount, or (3) the tax position is "more likely than not" to be sustained, but not in the financial period in which the tax position was originally taken. The Company's evaluation of whether or not a tax position is uncertain is based on the following: (1) the Company presumes the tax position will be examined by the relevant taxing authority such as the IRS that has full knowledge of all relevant information, (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings, and case law, and their applicability to the facts and circumstances of the tax position, and (3) each tax position is evaluated without considerations of the possibility of offset or aggregation with other tax positions taken. The Company adjusts these income tax liabilities when the Company's judgment changes as a result of new information. Any change will impact income tax expense in the period in which such determination is made.

Derivative Instruments

KDP is exposed to market risks arising from adverse changes in interest rates, commodity prices, and FX rates. KDP manages these risks through a variety of strategies, including the use of interest rate contracts, FX forward contracts, commodity forward, future, swap and option contracts, and supplier pricing agreements. KDP does not hold or issue derivative financial instruments for trading or speculative purposes.

The Company records all derivative instruments on a gross basis, including those subject to master netting arrangements.

KDP formally designates and accounts for certain foreign exchange forward contracts and interest rate contracts that meet established accounting criteria under U.S. GAAP as cash flow hedges. For such contracts, the effective portion of the gain or loss on the derivative instruments is recorded, net of applicable taxes, in AOCI. When net income is affected by the variability of the underlying transaction, the applicable offsetting amount of the gain or loss from the derivative instrument deferred in AOCI is reclassified to net income. Cash flows from derivative instruments designated in a qualifying hedging relationship are classified in the same category as the cash flows from the underlying hedged items. If a cash flow hedge were to cease to qualify for hedge accounting, or were terminated, the derivatives would continue to be carried on the balance sheet at fair value until settled and hedge accounting would be discontinued prospectively. If the underlying hedged transaction ceases to exist, any associated amounts reported in AOCI would be reclassified to earnings at that time.

For derivatives that are not designated or for which the designated hedging relationship is discontinued, the gain or loss on the instrument is recognized in earnings in the period of change.

The Company has exposure to credit losses from derivative instruments in an asset position in the event of nonperformance by the counterparties to the agreements. Historically, the Company has not experienced material credit losses as a result of counterparty nonperformance. The Company selects and periodically reviews counterparties based on credit ratings, limits its exposure to a single counterparty under defined guidelines and monitors the market position of the programs upon execution of a hedging transaction and at least on a quarterly basis.

Loss Contingencies

Legal Matters

The Company is involved from time to time in various claims, proceedings, and litigation, including those described in Note 17. The Company establishes reserves for specific legal proceedings when it determines that the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Management has also identified certain other legal matters where it believes an unfavorable outcome is reasonably possible and/or for which no estimate of possible losses can be made, and where applicable, the Company provides disclosure of such legal matters in Note 17.

Product Warranties

The Company provides for the estimated cost of product warranties associated with its brewers in cost of sales, at the time product revenue is recognized. Warranty costs are estimated primarily using historical warranty information in conjunction with current engineering assessments applied to the Company's expected repair or replacement costs. The estimate for warranties requires assumptions relating to expected warranty claims which are based on the Company's historical claims and known current year factors.

Revenue Recognition

The Company recognizes revenue when performance obligations under the terms of a contract with the customer are satisfied. Branded product sales, which include LRBs, K-Cup pods, appliances, and other, occur once control is transferred upon delivery to the customer. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods. The amount of consideration the Company receives and revenue the Company recognizes varies with changes in customer incentives the Company offers to its customers and their customers. These incentives and discounts, which are recorded as a reduction of revenue, include cash discounts, price allowances, volume-based rebates, product placement fees, and other financial support for items such as trade promotions, displays, new products, consumer incentives, and advertising assistance. Accruals are established for the expected payout based on contractual terms, volume-based metrics, and/or historical trends, and require management judgment with respect to estimating customer participation and performance levels. Sales taxes and other similar taxes are excluded from revenue. Costs associated with shipping and handling activities, such as merchandising, are included in SG&A expenses as revenue is recognized.

Cost of Sales

Cost of goods sold includes all costs to acquire and manufacture the Company's products including raw materials, direct and indirect labor, manufacturing overhead, including depreciation expense, and all other costs incurred to bring the product to salable condition. All other costs incurred after this condition is met are considered selling costs and included in SG&A expenses.

Selling, General and Administrative Expenses

Transportation and Warehousing Costs

The Company incurred $1,783 million, $1,746 million, and $1,475 million of transportation and warehousing costs during the years ended December 31, 2023, 2022, and 2021, respectively. These amounts, which primarily relate to shipping and handling costs, are recorded in SG&A expenses in the Consolidated Statements of Income.

Advertising and Marketing Expense

Advertising and marketing production costs related to television, print, radio, and other marketing investments are expensed as of the first date the advertisement takes place. All other advertising and marketing costs are expensed as incurred. Advertising and marketing expenses were approximately $640 million, $537 million, and $540 million for the years ended December 31, 2023, 2022, and 2021, respectively. Advertising and marketing expenses are recorded in SG&A expenses in the Consolidated Statements of Income. Prepaid advertising and marketing costs are recorded as Other current and Other non-current assets in the Consolidated Balance Sheets.

Research and Development Costs

Research and development costs are expensed when incurred and amounted to $66 million, $65 million, and $66 million for the years ended December 31, 2023, 2022, and 2021, respectively. These expenses are recorded primarily in SG&A expenses in the Consolidated Statements of Income.

Stock-Based Compensation Expense

The Company recognizes stock-based compensation expense within SG&A expenses in the Consolidated Statements of Income related to the fair value of employee stock-based awards ratably over the vesting period and only for awards expected to vest. Estimated forfeiture rates are based on historical data and are periodically reassessed. Prior to January 1, 2022, the Company recorded forfeitures as incurred.

Compensation cost is based on the grant-date fair value. The fair value of RSUs is determined based on the number of units granted and the grant date price of common stock. The fair value of PSUs is estimated at the date of grant using a Monte-Carlo simulation.

Restructuring and Integration Costs

The Company implements restructuring programs from time to time and incurs costs that are designed to improve operating effectiveness and lower costs. When the Company implements these programs, the Company incurs expenses, such as employee separations, lease terminations, and other direct exit costs, that qualify as exit and disposal costs under U.S. GAAP. Severance costs are recorded once they are both probable and estimable. Restructuring liabilities that qualify as exit and disposal costs under U.S. GAAP are included in accounts payable and accrued expenses on the consolidated financial statements.

The Company also incurs expenses that are an integral component of, and directly attributable to, the Company's restructuring activities, which do not qualify as exit and disposal costs, such as accelerated depreciation, asset impairments, IT implementation costs, and other incremental costs. The Company has recorded these costs within SG&A expenses on the Consolidated Statements of Income, and these costs are held within unallocated corporate costs.

Foreign Currency Translation and Transaction

The Company translates assets and liabilities of our foreign subsidiaries from their respective functional currencies to U.S. dollars at the appropriate spot rates as of the balance sheet date. The functional currency of the Company's operations outside the U.S. is generally the local currency of the country where the operations are located, or U.S. dollars. The results of operations are translated into U.S. dollars at a monthly average rate, calculated using daily exchange rates.

Differences arising from the translation of opening balance sheets of these entities to the rate at the end of the financial year are recognized in AOCI. The differences arising from the translation of foreign results at the average rate are also recognized in AOCI. Such translation differences are recognized as income or expense in the period in which the Company disposes of the operations.

Transactions in foreign currencies are recorded at the approximate rate of exchange at the transaction date. Assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. Such differences are recorded in Cost of sales or Other (income) expense, net in the Consolidated Statements of Income, depending on the nature of the underlying transaction.

Earnings per Share

Basic EPS is computed by dividing Net income attributable to KDP by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the assumed conversion of all dilutive securities determined through the treasury stock method.

Repurchases of Common Stock

Shares repurchased under authorized share repurchase programs are retired, and the excess purchase price over the par value is recorded to additional paid-in capital.

The Inflation Reduction Act of 2022 imposes a 1% excise tax on net share repurchases that occur after December 31, 2022. The tax associated with shares repurchased is recorded to additional paid-in capital. As of December 31, 2023, $5 million was included in additional paid-in capital related to the excise tax associated with shares repurchased during the year ended December 31, 2023. Cash paid related to the excise tax on net share repurchases will be included in the Repurchases of common stock line in the Consolidated Statements of Cash Flows.

RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The objective of ASU 2023-07 is to require entities to provide enhanced disclosures on significant segment expenses. ASU 2023-07 is effective for public companies in annual periods beginning after December 15, 2023, and interim periods beginning after December 15, 2024. The Company is currently evaluating the impact that ASU 2023-07 will have on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The objective of ASU 2023-09 is to enhance disclosures related to income taxes, including specific thresholds for inclusion within the tabular disclosure of income tax rate reconciliation and specified information about income taxes paid. ASU 2023-09 is effective for public companies starting in annual periods beginning after December 15, 2024. The Company is currently evaluating ASU 2023-09 but expects the impact of the disclosures to be immaterial to KDP's consolidated financial statements.

RECENTLY ADOPTED PROVISIONS OF U.S. GAAP

As of January 1, 2023, the Company adopted ASU 2022-04, *Liabilities — Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations*. The objective of ASU 2022-04 is to require entities to disclose information about the use of supplier finance programs in connection with the purchase of goods and services. While the adoption of ASU 2022-04 did not have a material impact on the Company's consolidated financial statements, it did impact the nature of the disclosures. The disclosure previously included in the Company's Form 10-K for the year ended December 31, 2022 was specific to the amount of KDP's outstanding payment obligations that were voluntarily elected by the supplier and sold to financial institutions as informed by the third party administrators. ASU 2022-04 instead requires disclosure of the amount of KDP's outstanding obligations loaded into the supplier finance programs by the Company at each reporting period regardless of whether the outstanding obligation has been elected by the supplier to be sold to financial institutions. Refer to Note 2 for additional information on the Company's obligations to participating suppliers.

3. Goodwill and Other Intangible Assets

GOODWILL

Changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2023 and 2022 are as follows:

(in millions)	U.S. Refreshment Beverages	U.S. Coffee	International	Total
Balance as of December 31, 2021	$ 8,714	$ 8,622	$ 2,846	$ 20,182
Foreign currency translation	—	—	(110)	(110)
Balance as of December 31, 2022	8,714	8,622	2,736	20,072
Foreign currency translation	—	—	130	130
Balance as of December 31, 2023	$ 8,714	$ 8,622	$ 2,866	$ 20,202

INTANGIBLE ASSETS OTHER THAN GOODWILL

The net carrying amounts of intangible assets other than goodwill with indefinite lives are as follows:

(in millions)	December 31, 2023	December 31, 2022
Brands[1]	$ 19,476	$ 19,291
Trade names	2,478	2,480
Contractual arrangements[2]	—	122
Distribution rights[3]	155	100
Total	$ 22,109	$ 21,993

(1) The increase in brands with indefinite lives was driven by $185 million of FX translation during the year ended December 31, 2023.

(2) As a result of the Company's continued expansion and acquisition of distribution rights, the Company reclassified its contractual arrangements assets, which primarily represent relationships with bottlers and distributors that were fair valued at the DPS Merger, to definite-lived as of October 1, 2023.

(3) The Company acquired certain distribution rights during the year ended December 31, 2023, resulting in an increase of approximately $55 million, primarily attributable to Nutrabolt.

The net carrying amounts of intangible assets other than goodwill with definite lives are as follows:

(in millions)	December 31, 2023			December 31, 2022		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Acquired technology	$ 1,146	$ (548)	$ 598	$ 1,146	$ (475)	$ 671
Customer relationships	638	(236)	402	638	(204)	434
Contractual arrangements[1]	146	(13)	133	24	(10)	14
Trade names	126	(114)	12	127	(101)	26
Brands	51	(25)	26	51	(19)	32
Distribution rights	29	(22)	7	29	(16)	13
Total	$ 2,136	$ (958)	$ 1,178	$ 2,015	$ (825)	$ 1,190

(1) The increase in contractual arrangements is due to the reclassification of the Company's indefinite-lived contractual arrangements to definite-lived.

Amortization expense for intangible assets with definite lives was as follows:

(in millions)	Year Ended December 31,		
	2023	2022	2021
Amortization expense for intangible assets with definite lives	$ 137	$ 138	$ 134

Amortization expense of these intangible assets is expected to be as follows:

(in millions)	For the Years Ending December 31,				
	2024	2025	2026	2027	2028
Expected amortization expense for intangible assets with definite lives	$ 133	$ 121	$ 117	$ 101	$ 93

IMPAIRMENT ANALYSIS

The following table summarizes Impairment of intangible assets during the periods:

(in millions)	Year Ended December 31,		
	2023	2022	2021
Quarterly triggering event analysis	$ —	$ 311	$ —
Annual analysis	—	161	—
Other	2	5	—
Total impairment of intangible assets	$ 2	$ 477	$ —

Quarterly Triggering Event Analysis

KDP performs quarterly analyses to evaluate whether any triggering events have occurred which may indicate that the carrying amount of an asset may not be recoverable. With the exception of the third quarter of 2022, as described below, management has not identified any indications that a material carrying amount of any goodwill or any intangible asset may not be recoverable.

In the third quarter of 2022, management identified specific performance and margin challenges for Bai and performed a Step 1 quantitative discounted cash flow analysis using the income approach. As a result of this analysis, KDP recorded an impairment charge of $311 million in the U.S. Refreshment Beverages segment.

Annual Analysis

For both goodwill and other indefinite lived intangible assets, KDP has the option to first assess qualitative factors to determine whether the fair value of either the reporting unit or indefinite lived intangible asset is "more likely than not" less than its carrying value, also known as a Step 0 analysis.

For the year ended December 31, 2023, KDP performed a quantitative analysis on all goodwill and indefinite-lived intangible assets, using the income approach, or in some cases a combination of income and market based approaches, to determine the fair value of the Company's assets, as well as an overall consideration of market capitalization and enterprise value. No impairments were recorded as a result of these quantitative analyses performed.

For the years ended December 31, 2022 and 2021, KDP performed a Step 0 analysis for certain indefinite lived intangible assets, including trade names, contractual arrangements, and distribution rights, and did not identify any indicators of impairment. For goodwill and the primary indefinite-lived brands, KDP performed a quantitative analysis, using the income approach, or in some cases a combination of income and market based approaches, to determine the fair value of the Company's assets, as well as an overall consideration of market capitalization and enterprise value. As a result of these quantitative analyses performed, impairment charges of $161 million were recorded specific to certain brands during the year ended December 31, 2022. The primary factors that led to the brand impairment determination as of October 1, 2022, driven primarily by Schweppes, was the change in the macroeconomic environment leading to increases in discount rates, as shown in the table below, as well as supply chain disruptions within third-party distribution networks.

The following table provides the range of rates used in the analysis as of October 1, 2023, 2022, and 2021:

	2023		2022		2021	
Rate	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
Discount rates	8.0 %	13.5 %	7.3 %	10.3 %	6.5 %	10.0 %
Long-term growth rates	— %	4.0 %	— %	3.8 %	— %	3.8 %
Royalty rates[1]	1.0 %	10.0 %	N/A	N/A	N/A	N/A

(1) Royalty rates were not used for the impairment analysis for the years ended December 31, 2022 or 2021, as KDP performed a Step 0 qualitative analysis for the trade names and certain non-priority brands which historically utilized the Relief From Royalty Method.

The results of the impairment analysis of the Company's indefinite lived brands as of October 1, 2023, 2022, and 2021 are as follows:

	2023		2022		2021	
Headroom Percentage	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Brands						
0%[1]	$ —	$ —	$ 2,136	$ 2,136	$ —	$ —
Less than 25%	2,274	2,493	2,186	2,547	3,311	3,663
26 - 50%	2,339	3,018	—	—	5,335	7,456
In excess of 50%	14,767	29,002	14,848	28,942	11,173	21,982

(1) Carrying value reflects the results of the annual impairment analysis recognized during the year ended December 31, 2022.

The Company's indefinite lived trade names were tested for impairment as a part of the quantitative analysis performed as of October 1, 2023 and the resulting headroom percentages were in excess of 50% for all assets.

4. Long-term Obligations and Borrowing Arrangements

The following table summarizes the Company's long-term obligations:

	December 31,	
(in millions)	2023	2022
Notes	$ 11,095	$ 11,568
Less: current portion of long-term obligations	(1,150)	(496)
Long-term obligations	$ 9,945	$ 11,072

The following table summarizes the Company's short-term borrowings and current portion of long-term obligations:

	December 31,	
(in millions)	2023	2022
Commercial paper notes	$ 2,096	$ 399
Current portion of long-term obligations:	1,150	496
Short-term borrowings and current portion of long-term obligations	$ 3,246	$ 895

SENIOR UNSECURED NOTES

The Company's Notes consisted of the following:

(in millions)			December 31,	
Issuance	Maturity Date	Rate	2023	2022
2023 Notes	December 15, 2023	3.130%	$ —	$ 500
2024 Notes	March 15, 2024	0.750%	1,150	1,150
2025 Merger Notes	May 25, 2025	4.417%	529	529
2025 Notes	November 15, 2025	3.400%	500	500
2026 Notes	September 15, 2026	2.550%	400	400
2027 Notes	June 15, 2027	3.430%	500	500
2028 Merger Notes	May 25, 2028	4.597%	1,112	1,112
2029 Notes	April 15, 2029	3.950%	1,000	1,000
2030 Notes	May 1, 2030	3.200%	750	750
2031 Notes	March 15, 2031	2.250%	500	500
2032 Notes	April 15, 2032	4.050%	850	850
2038 Merger Notes	May 25, 2038	4.985%	211	211
2045 Notes	November 15, 2045	4.500%	550	550
2046 Notes	December 15, 2046	4.420%	400	400
2048 Merger Notes	May 25, 2048	5.085%	391	391
2050 Notes	May 1, 2050	3.800%	750	750
2051 Notes	March 15, 2051	3.350%	500	500
2052 Notes	April 15, 2052	4.500%	1,150	1,150
Principal amount			$ 11,243	$ 11,743
Adjustment from principal amount to carrying amount[1]			(148)	(175)
Carrying amount			$ 11,095	$ 11,568

(1) The carrying amount includes unamortized discounts, debt issuance costs and fair value adjustments related to the DPS Merger.

Notes, among other things, contain customary default provisions and limit the Company's ability to incur indebtedness secured by principal properties, to enter into certain sale and leaseback transactions, and to enter into certain mergers or transfers of substantially all of the Company's assets. The Notes are fully and unconditionally guaranteed by certain direct and indirect subsidiaries of the Company. As of December 31, 2023, the Company was in compliance with all financial covenant requirements of the Notes.

BORROWING ARRANGEMENTS

Revolving Credit Agreement

On February 23, 2022, KDP entered into the 2022 Revolving Credit Agreement among KDP, as borrower, the lenders from time to time party thereto and JPMorgan Chase, Bank, N.A., as administrative agent. The Company incurred approximately $4 million in deferred financing fees related to the issuance.

The following table summarizes information about the 2022 Revolving Credit Agreement:

(in millions)		December 31, 2023		December 31, 2022
Issuance	Maturity Date	Capacity	Carrying Value	Carrying Value
2022 Revolving Credit Agreement[1]	February 23, 2027	$ 4,000	$ —	$ —

(1) The 2022 Revolving Credit Agreement has $200 million letters of credit available, none of which were utilized as of December 31, 2023.

Borrowings under the 2022 Revolving Credit Agreement will bear interest at a rate per annum equal to, at KDP's option, an adjusted SOFR rate plus a margin of 0.875% to 1.500% or a base rate plus a margin of 0.000% to 0.500%, in each case, depending on the rating of certain index debt of KDP. The 2022 Revolving Credit Agreement contains customary representations and warranties for investment grade financings. The 2022 Revolving Credit Agreement also contains (i) certain customary affirmative covenants, including those that impose certain reporting and/or performance obligations on KDP and its subsidiaries, (ii) certain customary negative covenants that generally limit, subject to various exceptions, KDP and its subsidiaries from taking certain actions, including, without limitation, incurring liens, consummating certain fundamental changes and entering into transactions with affiliates, (iii) a financial covenant in the form of a minimum interest coverage ratio (as defined therein) of 3.25 to 1.00, and (iv) customary events of default (including a change of control) for financings of this type.

As of December 31, 2023, KDP was in compliance with its minimum interest coverage ratio relating to the 2022 Revolving Credit Agreement.

Commercial Paper Program

KDP has a commercial paper program, under which the Company may issue unsecured commercial paper notes on a private placement basis. Effective November 10, 2023, the maximum aggregate amount available under the facility was increased to $4,000 million. The maturities of the commercial paper notes vary, but commercial paper notes are classified as short-term, as maturities do not exceed one year. The Company issues commercial paper notes as needed for general corporate purposes. Outstanding commercial paper notes rank equally with all of the commercial paper notes' existing and future unsecured borrowings.

The following table provides information about the Company's weighted average borrowings under its commercial paper program:

(in millions, except %)	For the Year Ended December 31,		
	2023	2022	2021
Weighted average commercial paper borrowings	$ 1,267	$ 40	$ 943
Weighted average borrowing rates	5.41 %	2.36 %	0.25 %

Letters of Credit Facility

In addition to the portion of the 2022 Revolving Credit Agreement reserved for issuance of letters of credit, the Company has an incremental letters of credit facility. Under this facility, $150 million is available for the issuance of letters of credit, $41 million of which was utilized as of December 31, 2023 and $109 million of which remains available for use.

FAIR VALUE DISCLOSURES

The fair values of the Company's commercial paper notes approximate the carrying value and are considered Level 2 within the fair value hierarchy.

The fair values of the Company's Notes are based on current market rates available to the Company and are considered Level 2 within the fair value hierarchy. The difference between the fair value and the carrying value represents the theoretical net premium or discount that would be paid or received to retire all the Notes and related unamortized costs to be incurred at such date. The fair value of the Company's Notes was $10,486 million and $10,495 million as of December 31, 2023 and December 31, 2022, respectively.

5. Derivatives

INTEREST RATES

Economic Hedges

KDP is exposed to interest rate risk related to its borrowing arrangements and obligations. The Company enters into interest rate contracts to provide predictability in the Company's overall cost structure and to manage the balance of fixed-rate and variable-rate debt. KDP primarily enters into receive-fixed, pay-variable and receive-variable, pay-fixed swaps and swaption contracts. A natural hedging relationship exists in which changes in the fair value of the instruments act as an economic offset to changes in the fair value of the underlying items. Changes in the fair value of these instruments are recorded in earnings throughout the term of the derivative instrument and are generally reported in Interest expense, net in the Consolidated Statements of Income. As of December 31, 2023, economic interest rate derivative instruments have maturities ranging from February 2024 to January 2038.

Cash Flow Hedges

In order to hedge the variability in cash flows from interest rate changes associated with the Company's planned future issuances of long-term debt, in 2021, the Company entered into forward starting swaps with an aggregate notional value of $2.5 billion and designated them as cash flow hedges.

In April 2022, concurrently with the 2022 Strategic Refinancing, KDP terminated $1.5 billion of notional amount of the forward starting swaps. Upon termination, KDP received $125 million to settle the contracts with the counterparties, which will be amortized to Interest expense, net over the respective terms of the issued Notes.

On September 30, 2022, KDP de-designated $500 million of notional amount of the forward starting swaps. As the forecasted debt transaction is still probable to occur, the fair value of the these instruments as of the de-designation was recorded to AOCI. Changes in fair value of the these instruments from the point of de-designation were recorded as unrealized gains or losses in Interest expense, net in the Consolidated Statements of Income until the instruments were terminated in the third quarter of 2023, at which time the realized gains in excess of the fair value as of the date of de-designation were recorded in Interest expense, net. The fair value of the instruments as of the date of de-designation remains in AOCI as of December 31, 2023.

During the first quarter of 2023, KDP terminated the remaining forward starting swaps which were designated as cash flow hedges. As the forecasted debt transaction associated with the terminated forward starting swaps was no longer considered probable, the realized gains associated with the termination were recorded in Interest expense, net during the first quarter of 2023.

FOREIGN EXCHANGE

KDP is exposed to foreign exchange risk in its international subsidiaries, which may transact in currencies that are different from the functional currencies of those subsidiaries. The balance sheets of each of these businesses are also subject to exposure from movements in exchange rates.

Economic Hedges

KDP holds FX forward contracts to economically manage the balance sheet exposures resulting from changes in the FX exchange rates described above. The intent of these FX contracts is to minimize the impact of FX risk associated with balance sheet positions not in local currency. In these cases, a hedging relationship exists in which changes in the fair value of the instruments act as an economic offset to changes in the fair value of the underlying items. Changes in the fair value of these instruments are recorded in earnings throughout the term of the derivative instrument and are reported in the same caption of the Consolidated Statements of Income as the associated risk. As of December 31, 2023, these FX contracts have maturities ranging from January 2024 to October 2024.

Cash Flow Hedges

KDP designates certain FX forward contracts as cash flow hedges in order to manage the exposures resulting from changes in the FX rates described above. These designated FX forward contracts relate to forecasted inventory purchases in U.S. dollars of the Canadian and Mexican businesses. The intent of these FX contracts is to provide predictability in the Company's overall cost structure. As of December 31, 2023, these FX contracts have maturities ranging from January 2024 to December 2024.

COMMODITIES

Economic Hedges

KDP centrally manages the exposure to volatility in the prices of certain commodities used in its production process and transportation through various derivative contracts. The Company generally holds some combination of future, swap and option contracts that economically hedge certain of its risks. In these cases, a hedging relationship exists in which changes in the fair value of the instruments act as an economic offset to changes in the fair value of the underlying items or as an offset to certain costs of production. Changes in the fair value of these instruments are recorded in earnings throughout the term of the derivative instrument and are reported in the same line item of the Consolidated Statements of Income as the hedged transaction. Unrealized gains and losses are recognized as a component of unallocated corporate costs until the Company's reportable segments are affected by the completion of the underlying transaction, at which time the gain or loss is reflected as a component of the respective segment's income from operations. As of December 31, 2023, these commodity contracts have maturities ranging from January 2024 to December 2025.

NOTIONAL AMOUNTS OF DERIVATIVE INSTRUMENTS

The following table presents the notional amounts of the Company's outstanding derivative instruments by type:

	December 31,	
(in millions)	2023	2022
Interest rate contracts		
Forward starting swaps, not designated as hedging instruments	$ 1,700	$ 1,000
Forward starting swaps, designated as cash flow hedges	—	500
Receive-fixed, pay-variable interest rate swaps, not designated as hedging instruments	—	1,900
Swaptions, not designated as hedging instruments	3,200	—
FX contracts		
Forward contracts, not designated as hedging instruments	710	490
Forward contracts, designated as cash flow hedges	425	511
Commodity contracts, not designated as hedging instruments[1]	500	754

(1)   Notional value for commodity contracts is calculated as the expected volume times strike price per unit on a gross basis.

FAIR VALUE OF DERIVATIVE INSTRUMENTS

The fair values of commodity contracts, interest rate contracts and FX forward contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. The fair value of commodity contracts are valued using the market approach based on observable market transactions, primarily underlying commodities futures or physical index prices, at the reporting date. Interest rate contracts are valued using models based primarily on readily observable market parameters, such as SOFR forward rates, for all substantial terms of the Company's contracts and credit risk of the counterparties. FX forward contracts are valued using quoted FX forward rates at the reporting date. Therefore, the Company has categorized these contracts as Level 2.

Not Designated as Hedging Instruments

The following table summarizes the location of the fair value of the Company's derivative instruments which are not designated as hedging instruments within the Consolidated Balance Sheets. All such instruments are considered level 2 within the fair value hierarchy.

		December 31,	
(in millions)	**Balance Sheet Location**	**2023**	**2022**
Assets:			
FX forward contracts	Prepaid expenses and other current assets	**$ 5**	$ 8
Commodity contracts	Prepaid expenses and other current assets	**9**	6
Interest rate contracts	Other non-current assets	**—**	49
FX forward contracts	Other non-current assets	**—**	1
Commodity contracts	Other non-current assets	**3**	1
Liabilities:			
Interest rate contracts	Other current liabilities	**$ 80**	$ 58
FX forward contracts	Other current liabilities	**3**	—
Commodity contracts	Other current liabilities	**53**	51
Interest rate contracts	Other non-current liabilities	**186**	194
FX forward contracts	Other non-current liabilities	**4**	—
Commodity contracts	Other non-current liabilities	**11**	1

Designated as Hedging Instruments

The following table summarizes the fair value hierarchy and the location of the fair value of the Company's derivative instruments which are designated as hedging instruments within the Consolidated Balance Sheets. All such instruments are considered level 2 within the fair value hierarchy.

		December 31,	
(in millions)	**Balance Sheet Location**	**2023**	**2022**
Assets:			
FX contracts	Prepaid expenses and other current assets	**$ 1**	$ 21
FX contracts	Other non-current assets	**—**	1
Interest rate contracts	Other non-current assets	**—**	88
Liabilities:			
FX contracts	Other current liabilities	**$ 14**	$ 3

IMPACT OF DERIVATIVE INSTRUMENTS NOT DESIGNATED AS HEDGING INSTRUMENTS

The following table presents the amount of (gains) losses recognized in the Consolidated Statements of Income related to derivative instruments not designated as hedging instruments under U.S. GAAP during the periods presented. Amounts include both realized and unrealized gains and losses.

(in millions)	Income Statement Location	For the Year Ended December 31,		
		2023	2022	2021
Interest rate contracts	Interest expense, net	$ (26)	$ 231	$ (25)
Interest rate contracts	Loss on early extinguishment of debt	—	31	—
FX forward contracts	Cost of sales	(2)	(7)	4
FX forward contracts	Other (income) expense, net	5	(9)	—
Commodity contracts	Cost of sales	22	12	(148)
Commodity contracts	SG&A expenses	17	(46)	(60)

IMPACT OF CASH FLOW HEDGES

The following table presents the amount of (gains) losses, net, reclassified from AOCI into the Consolidated Statements of Income related to derivative instruments designated as cash flow hedging instruments during the periods presented:

(in millions)	Income Statement Location	For the Year Ended December 31,		
		2023	2022	2021
Interest rate contracts[1]	Interest expense, net	$ (74)	$ (6)	$ —
FX contracts	Cost of sales	—	5	18

(1) Amounts recognized during the year ended December 31, 2023 include the realized gains associated with the termination of forward starting swaps designated as cash flow hedges of approximately $66 million.

KDP expects to reclassify approximately $8 million of pre-tax net gains related to interest rate contracts and $7 million of pre-tax net losses related to FX contracts from AOCI into net income during the next twelve months.

6. Leases

The following table presents the components of lease cost:

(in millions)	For the Year Ended December 31,		
	2023	2022	2021
Operating lease cost	$ 159	$ 137	$ 121
Finance lease cost			
Amortization of right-of-use assets	81	76	63
Interest on lease liabilities	25	23	18
Variable lease cost[1]	39	35	31
Short-term lease cost	1	2	—
Sublease income	—	—	(1)
Total lease cost	$ 305	$ 273	$ 232

(1) Variable lease cost primarily consists of common area maintenance costs, property taxes, and adjustments for inflation.

The following table presents supplemental cash flow and other information about the Company's leases:

(in millions)	For the Year Ended December 31,		
	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 149	$ 125	$ 113
Operating cash flows from finance leases	25	23	18
Financing cash flows from finance leases	95	90	54
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	$ 112	$ 320	$ 293
Finance leases	109	104	408

The following table presents information about the Company's weighted average discount rate and remaining lease term:

	December 31,	
	2023	2022
Weighted average discount rate		
Operating leases	5.3 %	5.0 %
Finance leases	3.9 %	3.7 %
Weighted average remaining lease term		
Operating leases	10 years	11 years
Finance leases	9 years	9 years

SCHEDULE OF FUTURE MINIMUM LEASE PAYMENTS

Future minimum lease payments under non-cancellable leases as of December 31, 2023 were as follows:

(in millions)	Operating Leases	Finance Leases
2024	$ 143	$ 128
2025	149	124
2026	137	162
2027	114	74
2028	90	59
Thereafter	538	311
Total future minimum lease payments	1,171	858
Less: imputed interest	(264)	(132)
Present value of minimum lease payments	$ 907	$ 726

SIGNIFICANT LEASES THAT HAVE NOT YET COMMENCED

As of December 31, 2023, the Company has entered into leases that have not yet commenced with estimated aggregated future lease payments of approximately $169 million. These leases will commence between 2024 and 2026, with initial lease terms ranging from 4 to 10 years.

ASSET SALE-LEASEBACK TRANSACTIONS

The Company has entered into a number of asset sale-leaseback transactions with a single sponsor, the Veyron SPEs. The following table presents details of the transactions. Gains on the sale-leasebacks are recorded in Other operating income, net, and the leasebacks are accounted for as operating leases.

(in millions)	Sale Proceeds	Carrying Value	Gain on Sale
2023			
March 31, 2023[1]	$ 7	$ 1	$ 6
2022			
March 31, 2022[2]	77	39	38
November 30, 2022[3]	26	12	14
December 14, 2022[1]	65	35	30
2021			
December 29, 2021[4]	102	32	70

(1) Each sale-leaseback transaction included one distribution property.

(2) The sale-leaseback transaction included one manufacturing property and one distribution property.

(3) The sale-leaseback transaction included one manufacturing property and one multipurpose property.

(4) The sale-leaseback transaction included two manufacturing properties and two distribution properties.

The initial term of each leaseback is 15 years, with two 10-year renewal options. The renewal options are not reasonably assured as (i) the Company's position that the dynamic environment in which it operates precludes the Company's ability to be reasonably certain of exercising the renewal options in the distant future and (ii) the options are contingent on the Company remaining investment grade and no change-in-control as of the end of the lease term. Each leaseback has a RVG. Refer to Note 18 for additional information about RVGs associated with asset sale-leaseback transactions.

7. Segments

Effective January 1, 2023, the Company revised its segment structure to align with changes in how the Company's CODM manages the business, assesses performance and allocates resources. The prior period segment disclosures reflect the revised presentation.

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022, and 2021, the Company's operating and reportable segments consist of the following:

- The U.S. Refreshment Beverages segment reflects sales in the U.S. from the manufacture and distribution of branded concentrates, syrup, and finished beverages, including the sales of the Company's own brands and third-party brands, to third-party bottlers, distributors, and retailers.

- The U.S. Coffee segment reflects sales in the U.S. from the manufacture and distribution of finished goods relating to the Company's K-Cup pods, single serve brewers and accessories, and other coffee products to partners, retailers, and directly to consumers through the Company's Keurig.com website.

- The International segment reflects sales in international markets, including the following:

  ◦ Sales in Canada, Mexico, the Caribbean, and other international markets from the manufacture and distribution of branded concentrates, syrup, and finished beverages, including sales of the Company's own brands and third-party brands, to third-party bottlers, distributors, and retailers.

  ◦ Sales in Canada from the manufacture and distribution of finished goods relating to the Company's single serve brewers, K-Cup pods, and other coffee products.

Segment results are based on management reports. Net sales and income from operations are the significant financial measures used to assess the operating performance of the Company's operating segments. Intersegment sales are recorded at cost and are eliminated in the Consolidated Statements of Income. "Unallocated corporate costs" are excluded from the Company's measurement of segment performance and include unrealized commodity derivative gains and losses, and certain general corporate expenses.

Information about the Company's operations by reportable segment is as follows:

(in millions)	For the Year Ended December 31,		
	2023	2022	2021
Net sales			
U.S. Refreshment Beverages	$ 8,821	$ 8,083	$ 7,120
U.S. Coffee	4,071	4,302	4,089
International	1,922	1,672	1,474
Total net sales	$ 14,814	$ 14,057	$ 12,683
Income from operations			
U.S. Refreshment Beverages	$ 2,483	$ 1,961	$ 1,961
U.S. Coffee	1,158	1,215	1,306
International	475	373	382
Unallocated corporate costs	(924)	(944)	(755)
Income from operations	$ 3,192	$ 2,605	$ 2,894

	December 31,	
(in millions)	2023	2022
Identifiable operating assets		
U.S. Refreshment Beverages	$ 28,750	$ 28,987
U.S. Coffee	13,944	14,220
International	7,155	6,873
Segment total	49,849	50,080
Unallocated corporate assets	894	757
Total identifiable operating assets	50,743	50,837
Investments in unconsolidated affiliates	1,387	1,000
Total assets	$ 52,130	$ 51,837

GEOGRAPHIC DATA

The following table presents information about the Company's operations by geographic region:

	For the Year Ended December 31,		
(in millions)	2023	2022	2021
Net sales			
U.S.	$ 12,961	$ 12,454	$ 11,267
International	1,853	1,603	1,416
Net sales	$ 14,814	$ 14,057	$ 12,683

	December 31,	
(in millions)	2023	2022
Property, plant and equipment, net		
U.S.	$ 2,247	$ 2,088
International	452	403
Total property, plant and equipment, net	$ 2,699	$ 2,491

MAJOR CUSTOMER

Walmart is considered a major customer, accounting for more than 10% of the Company's total net sales, and is represented in all three of the Company's reportable segments. The following table provides KDP's net sales to Walmart:

	For the Year Ended December 31,		
(in millions)	2023	2022	2021
Net sales			
Walmart	$ 2,476	$ 2,184	$ 1,989

Additionally, customers in the Company's U.S. Refreshment Beverages and International segments buy concentrate from the Company, which is used in finished goods sold by the Company's third party bottlers to Walmart. These indirect sales further increase the concentration of risk associated with the Company's consolidated net sales as it relates to Walmart.

8. Revenue Recognition

The following table disaggregates the Company's revenue by portfolio:

(in millions)	U.S. Refreshment Beverages	U.S. Coffee	International	Total
For the Year Ended December 31, 2023				
LRB	$ 8,675	$ —	$ 1,230	$ 9,905
K-Cup pods	—	3,207	477	3,684
Appliances	—	725	74	799
Other	146	139	141	426
Net sales	$ 8,821	$ 4,071	$ 1,922	$ 14,814
For the Year Ended December 31, 2022				
LRB	$ 7,951	$ —	$ 987	$ 8,938
K-Cup pods	—	3,328	444	3,772
Appliances	—	837	86	923
Other	132	137	155	424
Net sales	$ 8,083	$ 4,302	$ 1,672	$ 14,057
For the Year Ended December 31, 2021				
LRB	$ 6,989	$ —	$ 841	$ 7,830
K-Cup pods	—	3,122	424	3,546
Appliances	—	834	73	907
Other	131	133	136	400
Net sales	$ 7,120	$ 4,089	$ 1,474	$ 12,683

LRB represents net sales of owned and partner brands within our portfolio and includes branded concentrates, syrup, and finished beverages, including contract manufacturing of KDP branded products for our bottlers and distributors. K-Cup pods represents net sales from owned brands, partner brands, and private label owners. Net sales for partner brands and private label owners are contractual and long-term in nature.

9. Earnings Per Share

The following table presents the Company's basic and diluted EPS and shares outstanding:

(in millions, except per share data)	For the Year Ended December 31,		
	2023	2022	2021
Net income attributable to KDP	$ 2,181	$ 1,436	$ 2,146
Weighted average common shares outstanding	1,399.3	1,416.8	1,415.7
Dilutive effect of stock-based awards	9.1	11.7	12.2
Weighted average common shares outstanding and common stock equivalents	1,408.4	1,428.5	1,427.9
Basic EPS	$ 1.56	$ 1.01	$ 1.52
Diluted EPS	1.55	1.01	1.50
Anti-dilutive shares excluded from the diluted weighted average shares outstanding calculation	1.0	—	—

10. Employee Benefit Plans

DEFINED BENEFIT PENSION PLANS

Overview

The Company has several non-contributory defined benefit plans, each having a measurement date of December 31. To participate in the defined benefit plans, eligible employees must have been employed by the Company for at least one year. Employee benefit plan obligations and expenses included in the Company's consolidated financial statements are determined using actuarial analyses based on plan assumptions including employee demographic data such as years of service and compensation, benefits and claims paid, and employer contributions, among others. The Company also participates in various multi-employer defined benefit plans.

One of the Company's U.S. defined benefit pension plans, which is a cash balance plan, was suspended and the accrued benefit was frozen effective December 31, 2008. Participants in this plan no longer earn additional benefits for future services or salary increases. The cash balance plans maintain individual record-keeping accounts for each participant, which are annually credited with interest credits equal to the 12-month average of one-year U.S. Treasury Bill rates, plus 1%, with a required minimum rate of 5%.

Financial Statement Impact

The following table sets forth amounts recognized in the Company's financial statements and the pension plans' funded status:

	As of December 31,	
(in millions)	**2023**	**2022**
Projected Benefit Obligations		
Beginning balance	**$ 159**	$ 215
Service cost	**3**	4
Interest cost	**9**	7
Actuarial losses (gains), net	**11**	(53)
Benefits paid	**(5)**	(4)
Impact of changes in FX rates	**2**	1
Plan amendments	**—**	3
Settlements	**(10)**	(14)
Ending balance	**$ 169**	$ 159
Fair Value of Plan Assets		
Beginning balance	**$ 126**	$ 190
Actual return (loss) on plan assets	**11**	(49)
Employer contributions	**12**	3
Benefits paid	**(5)**	(4)
Settlements	**(10)**	(14)
Ending balance	**$ 134**	$ 126
Net liability recognized	**$ (35)**	$ (33)
Non-current assets	**$ —**	$ 2
Current liability	**(2)**	(1)
Non-current liability	**(33)**	(34)

The accumulated benefit obligations for the defined benefit pension plans were $165 million and $156 million as of December 31, 2023 and 2022, respectively. The pension plan assets and the projected benefit obligations of KDP's U.S. pension plans represent approximately 97% of the total plan assets and 89% of the total projected benefit obligation of all plans combined as of December 31, 2023.

The following table summarizes key pension plan information regarding plans whose accumulated benefit obligations exceed the fair value of their respective plan assets:

(in millions)	As of December 31,	
	2023	2022
Aggregate projected benefit obligation	$ 169	$ 81
Aggregate accumulated benefit obligation	165	78
Aggregate fair value of plan assets	134	45

The following table summarizes the components of the Company's net periodic benefit cost:

(in millions)	For the Year Ended December 31,		
	2023	2022	2021
Service cost	$ 3	$ 4	$ 4
Interest cost	9	7	6
Expected return on assets	(8)	(7)	(8)
Settlements	1	(1)	(1)
Total net periodic benefit costs	$ 5	$ 3	$ 1

The Company uses the corridor approach for amortization of actuarial gains or losses. The corridor is calculated as 10% of the greater of the plans' projected benefit obligation or assets. The amortization period for plans with active participants is the average future service of covered active employees, and the amortization period for plans with no active participants is the average future lifetime of plan participants. The estimated service costs or net actuarial losses for the defined benefit pension plans amortized from AOCI into periodic benefit cost in 2024 are expected to be insignificant.

The following table summarizes amounts included in AOCI for the Company's defined benefit plans:

(in millions)	As of December 31,	
	2023	2022
Net actuarial loss	$ 12	$ 6
Prior service cost	3	3
Total	$ 15	$ 9

Contributions and Expected Benefit Payments

The following table summarizes the contributions made to the Company's defined benefit plans for the years ended December 31, 2023, 2022, and 2021, as well as its projected contributions for the year ended December 31, 2024:

(in millions)	Projected 2024	For the Year Ended December 31,		
		2023	2022	2021
Non-discretionary contributions	$ 8	$ 12	$ 3	$ —

The following table summarizes the estimated future benefit payments for the Company's defined benefit plans:

(in millions)	2024	2025	2026	2027	2028	2029-2033
Estimated future benefit payments	$ 11	$ 11	$ 11	$ 11	$ 12	$ 64

Actuarial Assumptions

The Company's pension expense was calculated based upon a number of actuarial assumptions including discount rates, retirement age, mortality rates, compensation rate increases and expected long-term rate of return on plan assets for pension benefits.

The discount rate that was utilized for determining the Company's projected benefit obligations as of December 31, 2023 and 2022, as well as projected 2024 net periodic benefit cost, for U.S. plans was selected based upon an interest rate yield curve. The yield curve is constructed based on the yields of a large number of U.S. AA rated bonds as of December 31, 2023. The population of bonds utilized to calculate the discount rate includes those having an average yield between the 10th and 90th percentiles. Projected cash flows from the U.S. plans are then matched to spot rates along that yield curve in order to determine their present value and a single equivalent discount rate is calculated that produces the same present value as the spot rates.

Expected mortality is a key assumption in the measurement for pension benefit obligations. For KDP's U.S. plans, the Company used the Pri-2012 mortality tables for each of the years ended December 31, 2023 and 2022, and the Mortality Improvement Scales MP-2021 and MP-2020, published by the Society of Actuaries' Retirement Plans Experience Committee, for the years ended December 31, 2023 and 2022, respectively.

The following table summarizes the weighted-average assumptions used to determine benefit obligations at the plan measurement dates for U.S. plans:

	As of December 31,	
	2023	2022
Weighted average discount rate	5.10 %	5.40 %
Rate of increase in compensation levels	3.00 %	3.00 %

The following table summarizes the weighted average actuarial assumptions used to determine the net periodic benefit costs for U.S. plans:

	For the Year Ended December 31,		
	2023	2022	2021
Weighted average discount rate	5.10 %	5.40 %	2.55 %
Rate of increase in compensation levels	3.00 %	3.00 %	3.00 %
Expected long-term rate of return	4.75 %	6.00 %	4.00 %

For the years ended December 31, 2023, 2022, and 2021, the expected long-term rate of return on U.S. pension fund assets held by the Company's pension trusts was determined based on several factors, including the impact of active portfolio management and projected long-term returns of broad equity and bond indices. The plans' historical returns were also considered. The expected long-term rate of return on the assets in the plans was based on an asset allocation assumption for fixed income and equity as follows:

	For the Year Ended December 31,		
	2023	2022	2021
Fixed income securities:			
Asset allocation assumption	80.00 %	80.00 %	80.00 %
Expected long-term rate of return	4.75 %	6.00 %	3.40 %
Equity securities:			
Asset allocation assumption	20.00 %	20.00 %	20.00 %
Expected long-term rate of return	4.75 %	6.00 %	6.50 %

Investment Policy and Strategy

The Company has established formal investment policies for the assets associated with defined benefit pension plans. The Company's investment policy and strategy are mandated by the Company's Investment Committee. The overriding investment objective is to provide for the availability of funds for pension obligations as they become due, to maintain an overall level of financial asset adequacy and to maximize long-term investment return consistent with a reasonable level of risk. The Company's pension plan investment strategy includes the use of actively-managed securities. Investment performance both by investment manager and asset class is periodically reviewed, as well as overall market conditions with consideration of the long-term investment objectives. None of the plan assets are invested directly in equity or debt instruments issued by the Company. It is possible that insignificant indirect investments exist through its equity holdings. The equity and fixed income investments under the Company's sponsored pension plan assets are currently well diversified. The plans' asset allocation policy is reviewed at least annually. Factors considered when determining the appropriate asset allocation include changes in plan liabilities, an evaluation of market conditions, tolerance for risk and cash requirements for benefit payments. As of December 31, 2023 and 2022, the Company was in compliance with the investment policy for the U.S. defined benefit pension plans, which contains allowable ranges in asset mix of 5-15% for U.S. equity securities, 5-15% for international equity securities, and 70-90% for fixed income securities.

PRMB PLANS

The Company has several non-contributory defined benefit PRMB plans, each having a measurement date of December 31. The majority of these PRMB plans have been frozen. To participate in the defined benefit plans, eligible employees must have been employed by the Company for at least one year. The PRMB plans are limited to qualified expenses and are subject to deductibles, co-payment provisions and other provisions. The Company's PRMB plans are not significant to the Company's consolidated financial statements as of December 31, 2023 and 2022.

FAIR VALUE OF THE PENSION AND PRMB ASSETS

The fair value hierarchy is not only applicable to assets and liabilities that are included in the Company's Consolidated Balance Sheets, but is also applied to certain other assets that indirectly impact the Company's consolidated financial statements. Assets contributed by the Company to pension or other PRMB plans become the property of the individual plans. Even though the Company no longer has control over these assets, we are indirectly impacted by subsequent fair value adjustments to these assets. The actual return on these assets impacts the Company's future net periodic benefit cost, as well as amounts recognized in the Company's Consolidated Balance Sheets. As such, the Company uses the fair value hierarchy to measure the fair value of assets held by the Company's various pension and PRMB plans.

The following tables present the major categories of plan assets and the respective fair value hierarchy for the pension and PRMB plan assets:

| | | Fair Value Measurement as of December 31, | | | |
| | | 2023 | | 2022 | |
(in millions)	Fair Value Hierarchy Level	Pension Assets	PRMB Assets	Pension Assets	PRMB Assets
Cash and cash equivalents	Level 1	$ 1	$ —	$ 3	$ —
U.S. equity securities[1][2]	Level 2	14	1	15	—
International equity securities[1][2]	Level 2	6	6	5	6
Fixed income securities[3]	Level 2	113	1	103	1
Total		$ 134	$ 8	$ 126	$ 7

(1) Equity securities are comprised of actively managed U.S. and international index funds.

(2) The NAV is based on the fair value of the underlying assets owned by the equity index fund or fixed income investment vehicle per share, multiplied by the number of units held as of the measurement date.

(3) Fixed income securities are comprised of domestic and international corporate bonds and U.S. government securities. Investments are provided by the investment managers using a unit price or NAV based on the fair value of the underlying investments.

MULTI-EMPLOYER PLANS

The Company participates in several multi-employer plans, which are trustee-managed multi-employer defined benefit pension plans for union-represented employees under certain collective bargaining agreements. The risks of participating in these multi-employer plans are different from single-employer plans, as assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers. Additionally, if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

Contributions paid into the multi-employer plans are expensed as incurred. Multi-employer plan expenses were $6 million for the year ended December 31, 2023, and $5 million for each of the years ended December 31, 2022 and 2021.

Individually Significant Multi-Employer Plan

The Company participates in one multi-employer plan, Central States, which is considered to be individually significant. The following table presents information about Central States as of December 31, 2023:

Plan's employer identification number	36-6044243
Plan number	001
Expiration dates of collective bargaining agreements[1]	January 25, 2024 through May 6, 2026
Financial Improvement Plan/Rehabilitation Plan status pending/implemented	Implemented
Pension Protection Act zone status	Red
Surcharge imposed	Yes

(1) Central States includes seven collective bargaining agreements. The largest agreement, which is set to expire March 2, 2024, covers approximately 51% of the employees included in Central States. Four of the collective bargaining agreements, including the largest agreement, are set to expire during 2024, covering approximately 78% of the employees included in Central States.

The most recent Pension Protection Act zone status available as of December 31, 2023 is for the plan's year-end as of December 31, 2022. Central States has not utilized any extended amortization provisions that affect the calculation of the zone status.

The Company's contributions to Central States did not exceed 5% of the total contributions made to Central States for the years ended December 31, 2023, 2022, and 2021.

Future estimated contributions to Central States based on the number of covered employees and the terms of the collective bargaining agreements are as follows:

(in millions)	2024	2025	2026	2027	2028
Future estimated contributions to Central States	$ 2	$ 2	$ 2	$ 2	$ 2

DEFINED CONTRIBUTION PLANS

The Company sponsors various qualified defined contribution plans that cover U.S. and foreign based employees who meet certain eligibility requirements. The U.S. plans permit both pre-tax and after-tax contributions, which are subject to limitations imposed by IRS regulations. The Company makes matching contributions and discretionary profit sharing contributions to these plans. The Company incurred contribution expense of $64 million, $61 million, and $73 million to the defined contribution plan for the years ended December 31, 2023, 2022, and 2021, respectively.

The Company also sponsors a non-qualified defined contribution plan for employees which is maintained in a rabbi trust and are not readily available to the Company. Although participants direct the investment of these funds, the investments are classified as trading securities and are included in other non-current assets. As such, the Company uses the fair value hierarchy to measure the fair value of these trading securities as follows:

		As of December 31,	
(in millions)	Fair Value Hierarchy	2023	2022
Marketable securities - trading	Level 1	$ 32	$ 30

The corresponding liability related to the deferred defined compensation plan is recorded in other non-current liabilities. Gains and losses in connection with these trading securities are recorded in Other (income) expense, net with an offset for the same amount recorded in SG&A expenses. There were $6 million in gains, $8 million in losses, and $5 million in gains associated with these trading securities during the years ended December 31, 2023, 2022, and 2021, respectively.

11. Stock-Based Compensation

The components of stock-based compensation expense are presented below:

	For the Year Ended December 31,		
(in millions)	2023	2022	2021
Total stock-based compensation expense[1]	$ 116	$ 52	$ 88
Income tax benefit recognized in the Consolidated Statements of Income	(19)	(7)	(14)
Stock-based compensation expense, net of tax	$ 97	$ 45	$ 74

(1) Effective January 1, 2022, the Company changed its accounting policy election to record expense only for awards expected to vest. The cumulative effect of this change in accounting policy was recorded effective January 1, 2022, as the impact of forfeitures on stock-based compensation has historically been insignificant to the Company. The Company recorded a one-time $40 million reduction to stock-based compensation expense as a result of the change in forfeiture policy in the year ended December 31, 2022.

DESCRIPTION OF STOCK-BASED COMPENSATION PLANS

The Company previously adopted the 2009 Incentive Plan, under which employees and non-employee directors could be granted stock options, stock appreciation rights, stock awards, RSUs, and PSUs. Grants subsequent to the DPS Merger and prior to the adoption of the 2019 Incentive Plan were granted under the 2009 Incentive Plan. The 2019 Incentive Plan was adopted in 2019, expires in 2029, and contains substantially similar provisions to the 2009 Incentive Plan. Together, these incentive plans provide for the issuance of up to an aggregate of 27,425,720 shares of the Company's common stock in stock-based compensation awards.

RSUs generally vest on the following schedule:

Period Granted	Vesting Terms
RSUs granted after the DPS Merger through 2019	5-year term with cliff-vesting at the end of the term
RSUs granted in 2020 through 2023	5-year term with graded vesting as follows: 0% in year 1, 0% in year 2, 60% in year 3, 20% in year 4, 20% in year 5

However, from time to time, the Company grants RSUs outside of the normal grant cycle which have different terms and vesting conditions. For all RSU grants, the Company recognizes the expense ratably over the vesting period.

RESTRICTED SHARE UNITS

The table below summarizes RSU activity for the year ended December 31, 2023:

	RSUs	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Balance as of December 31, 2022	18,038,745	$ 27.46	1.6	$ 643
Granted	4,465,069	30.60	—	—
Vested and released	(5,601,163)	24.00	—	189
Forfeited	(1,153,831)	29.70	—	—
Balance as of December 31, 2023	15,748,820	29.42	1.7	525

The weighted average grant date fair value for RSUs granted for the years ended December 31, 2023, 2022, and 2021 was $30.60, $35.76, and $28.83, respectively. The aggregate intrinsic value of the RSUs vested and released for the years ended December 31, 2023, 2022, and 2021 was $189 million, $42 million, and $333 million, respectively.

As of December 31, 2023, there was $185 million of unrecognized compensation cost related to unvested RSUs that is expected to be recognized over a weighted average period of 3.1 years.

PERFORMANCE SHARE UNITS

In 2020, the Compensation Committee of the Board approved a PSU grant. Each PSU is equivalent in value to one share of the Company's common stock. The PSUs will vest three years from the beginning date of a predetermined performance period, to the extent that the Company has achieved the performance criteria during the performance period. The performance criteria includes a specified market condition which compares total shareholder return to that of certain indices. Additionally, the PSUs are required to be held by the grantee for one year after the awards have vested. The maximum payout percentage for all PSUs granted by the Company is 100%.

The PSUs are valued using a Monte Carlo simulation model, which requires certain assumptions, including the risk-free interest rate, expected volatility, and the estimated dividend yield. The risk-free interest rate used in the Monte Carlo simulation model is based on zero-coupon yields implied by U.S. Treasury issues with remaining terms similar to the performance period on the PSUs. The performance period of the PSUs represents the period of time between the PSU grant date and the end of the performance period. Expected volatility is based on historical data of the Company and certain indices over the most recent time period equal to the performance period.

The table below summarizes PSU activity for the year ended December 31, 2023:

	PSUs	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Balance as of December 31, 2022	436,198	$ 28.80	0.5	$ 16
Granted	—	—	—	—
Vested and released	—	—	—	—
Forfeited or expired	(107,422)	28.80	—	—
Balance as of December 31, 2023	328,776	28.80	0.0	11

As of December 31, 2023, the remaining unrecognized compensation cost related to unvested PSUs that is expected to be recognized in future periods is immaterial.

STOCK OPTIONS

The table below summarizes stock option activity for the year ended December 31, 2023:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Balance as of December 31, 2022	175,598	$ 11.81	2.5	$ 4
Granted	—	—	—	—
Exercised	(138,146)	11.02	—	3
Outstanding as of December 31, 2023	37,452	14.76	3.2	1
Exercisable as of December 31, 2023	37,452	14.76	3.2	1

12. Investments

The following table summarizes the Company's investments in unconsolidated affiliates:

	December 31,	
(in millions)	2023	2022
Nutrabolt[1]	$ 960	$ 874
Chobani[2]	307	—
Tractor[3]	44	49
Athletic Brewing[4]	50	51
Beverage startup companies[5]	5	5
Other	21	21
Investments in unconsolidated affiliates	$ 1,387	$ 1,000

(1) The Company holds a 33.7% interest on an as-converted basis in Nutrabolt, consisting of 32.2% in Class A preferred shares acquired through the Company's December 2022 investment, which are treated as in-substance common stock, and 1.5% in Class B common shares earned through the achievement of certain milestones included in the Company's distribution agreement with Nutrabolt.

(2) The Company holds a 4.6% interest in Chobani.

(3) The Company holds a 19.2% interest in Tractor.

(4) The Company holds a 13.1% interest in Athletic Brewing.

(5) Beverage startup companies represent equity method investments in development stage entities and may include entities which are pre-revenue, in test markets, or in early operations.

Chobani Investment

In August 2023, the Company invested $300 million in exchange for common shares in La Colombe that represented a 33.3% ownership interest. The Company additionally capitalized $7 million of incremental third-party costs into the investment balance.

In December 2023, La Colombe merged with a wholly-owned subsidiary of Chobani. The Company's investment in La Colombe was exchanged for common units representing a 4.6% ownership interest in Chobani.

Nutrabolt Investment

The Company's interest in preferred units earns the greater of (i) a 5% annual coupon on the preferred equity units plus any accretion for amounts not yet paid or (ii) our share of Nutrabolt's earnings as if our preferred equity was converted into common units. The Company recorded preferred dividends of $44 million and $3 million during the years ended December 31, 2023 and 2022, respectively, which increased the investment balance for Nutrabolt.

Bedford Investment

In December 2021, the board of directors of Bedford communicated to KDP that it was unable to obtain additional investors, and that Bedford would begin procedures to wind down the company. The Company recorded impairment charges related to its investment and notes receivable in Bedford of $12 million and $17 million during the years ended December 31, 2022 and 2021, respectively, and no impairment charges were recorded during the year ended December 31, 2023. The impairment charges were recorded on the Impairment of investments and note receivable line in the Consolidated Statements of Income.

13. Income Taxes

Income before provision for income taxes was as follows:

(in millions)	For the Year Ended December 31,		
	2023	2022	2021
U.S.	$ 1,665	$ 789	$ 2,353
International	1,092	930	445
Total	$ 2,757	$ 1,719	$ 2,798

The provision for income taxes has the following components:

(in millions)	For the Year Ended December 31,		
	2023	2022	2021
Current:			
Federal	$ 270	$ 320	$ 386
State	117	97	136
International	193	156	100
Total current provision	$ 580	$ 573	$ 622
Deferred:			
Federal	$ 31	$ (141)	$ 41
State	2	(147)	(8)
International	(37)	(1)	(2)
Total deferred provision	(4)	(289)	31
Total provision for income taxes	$ 576	$ 284	$ 653

The following is a reconciliation of the provision for income taxes computed at the U.S. federal statutory tax rate to the provision for income taxes reported in the Consolidated Statements of Income:

(in millions)	For the Year Ended December 31,		
	2023	2022	2021
Statutory federal income tax rate	21.0 %	21.0 %	21.0 %
State income taxes, net	3.2 %	2.6 %	3.8 %
Impact of non-U.S. operations	(1.7)%	(2.3)%	0.1 %
Tax credits	(3.7)%	(3.9)%	(0.8)%
Valuation allowance for deferred tax assets	— %	— %	(0.1)%
U.S. taxation of foreign earnings	3.0 %	3.7 %	0.7 %
Deferred rate change	(0.3)%	(5.2)%	(0.7)%
Uncertain tax positions	0.1 %	0.3 %	— %
U.S. federal provision to return	— %	(0.1)%	(0.3)%
Excess tax deductions on stock-based compensation	(0.3)%	(0.1)%	(1.0)%
Other	(0.4)%	0.5 %	0.6 %
Total provision for income taxes	20.9 %	16.5 %	23.3 %

Deferred tax assets and liabilities were comprised of the following:

(in millions)	December 31,	
	2023	2022
Deferred tax assets:		
Operating lease liability	$ 230	$ 226
Net operating losses carryforwards	36	36
Tax credit carryforwards	10	35
Accrued expenses	145	149
Share-based compensation	37	41
Multi-year upfront payments	7	10
Equity method investments	27	48
Derivative instruments	25	—
Other	101	69
Total deferred tax assets	618	614
Valuation allowances	(51)	(47)
Total deferred tax assets, net of valuation allowances	$ 567	$ 567
Deferred tax liabilities:		
Brands, trade names and other intangible assets	$ (5,720)	$ (5,685)
Property, plant and equipment	(334)	(343)
Right of use assets	(226)	(222)
Derivative instruments	—	(9)
Other	(16)	(12)
Total deferred tax liabilities	(6,296)	(6,271)
Net deferred tax liabilities	$ (5,729)	$ (5,704)

CARRYFORWARDS

As of December 31, 2023 and 2022, the Company had $36 million in tax-effected net operating loss carryforwards. Of the $36 million of net operating loss carryforwards as of December 31, 2023, $33 million will not expire and $3 million will begin to expire in the year 2034.

As of December 31, 2023 and 2022, the Company has $10 million and $35 million of credit carryforwards, respectively. As of December 31, 2023, the $10 million of state tax credit carryforwards will begin to expire in the year 2027.

UNDISTRIBUTED INTERNATIONAL EARNINGS

For the tax year ended December 31, 2023, undistributed earnings in non-U.S. subsidiaries for which no deferred taxes have been provided totaled approximately $532 million. An actual repatriation from our non-U.S. subsidiaries could still be subject to additional foreign withholding taxes. The Company has analyzed our global working capital and cash requirements and continues to be indefinitely reinvested in its undistributed earnings except for amounts in excess of its working capital and cash requirements. The Company has recorded any potential withholding tax liabilities, if necessary, attributable to repatriation.

OTHER TAX MATTERS

The Company files income tax returns for U.S. federal purposes and in various state jurisdictions. The Company also files income tax returns in various foreign jurisdictions, principally Canada, Ireland, Mexico, and Singapore. The U.S. and most state income tax returns for years prior to 2018 are closed to examination by applicable tax authorities. Canadian and Mexican income tax returns are generally open for audit for tax years 2018 and forward.

The Company has a tax holiday in Singapore, whereby the local statutory rate is significantly reduced if certain conditions are met. The tax holiday for Singapore is effective through June 2024. The impact of the tax holiday increased net income by approximately $4 million, $6 million, and $6 million for the years ended December 31, 2023, 2022, and 2021, respectively, resulting in no impact to basic and diluted EPS for each of the years ended December 31, 2023, 2022, and 2021.

On August 16, 2022, the IRA was signed into law in the United States. The IRA added new tax provisions allowing certain taxpayers to elect to transfer an eligible credit to an unrelated transferee taxpayer where the transferee taxpayer is then able to use the transferred tax credit against its own taxable income for taxable years after December 31, 2022. During the year ended December 31, 2023, the Company executed agreements with eligible taxpayers to purchase federal tax credits of $270 million, which will be used against KDP's federal tax liability. The discounts negotiated for the transfer of eligible federal tax credits of $16 million were recorded as an income tax benefit on the Consolidated Statements of Income.

UNRECOGNIZED TAX BENEFITS

The following is a reconciliation of the changes in the gross balance of unrecognized tax benefits:

	For the Year Ended December 31,		
(in millions)	**2023**	**2022**	**2021**
Balance, beginning of the period	$ 15	$ 12	$ 18
Increases related to tax positions taken during the current year	3	4	2
(Decreases) increases related to tax positions taken during the prior year	(2)	3	(3)
Decreases related to settlements with taxing authorities	—	(3)	(1)
Decreases related to lapse of applicable statute of limitations	(3)	(1)	(4)
Balance, end of the period	$ 13	$ 15	$ 12

The total amount of unrecognized tax benefits that would reduce the effective tax rate if recognized is $10 million after considering the federal impact of state income taxes. KDP does not expect a significant change to its unrecognized tax benefits, but it is reasonably possible that a change in the unrecognized tax benefits may occur within the next twelve months related to the settlement of audits or the lapse of applicable statutes of limitations.

KDP accrues interest and penalties on its uncertain tax positions as a component of its provision for income taxes. KDP recognized $1 million expense related to interest and penalties for uncertain tax positions for the year ended December 31, 2023, and recognized benefit of $1 million for the year ended December 31, 2021. No expense or benefit was recorded for the year ended December 31, 2022. The Company had a total of $3 million and $2 million accrued for interest and penalties for its uncertain tax positions reported as part of other non-current liabilities as of both December 31, 2023 and 2022.

14. Accumulated Other Comprehensive Income (Loss)

The following table provides a summary of changes in AOCI, net of taxes:

(in millions)	Foreign Currency Translation	Pension and PRMB Liabilities	Cash Flow Hedges	AOCI
Balance as of December 31, 2020	$ 95	$ (4)	$ (14)	$ 77
OCI before reclassifications	(14)	—	(102)	(116)
Amounts reclassified from AOCI	—	—	13	13
Net current period other comprehensive loss	(14)	—	(89)	(103)
Balance as of December 31, 2021	81	(4)	(103)	(26)
OCI before reclassifications	(167)	(6)	329	156
Amounts reclassified from AOCI	—	—	(1)	(1)
Net current period other comprehensive income (loss)	(167)	(6)	328	155
Balance as of December 31, 2022	(86)	(10)	225	129
OCI before reclassifications	288	(5)	(41)	242
Amounts reclassified from AOCI	—	1	(57)	(56)
Net current period other comprehensive income (loss)	288	(4)	(98)	186
Balance as of December 31, 2023	$ 202	$ (14)	$ 127	$ 315

The following table presents the amount of losses reclassified from AOCI into the Consolidated Statements of Income:

		For the Year Ended December 31,		
(in millions)	Income Statement Caption	2023	2022	2021
Pension and PRMB liabilities	SG&A expenses	$ 1	$ —	$ —
Income tax benefit		—	—	—
Total, net of tax		$ 1	$ —	$ —
Cash flow hedges:				
Interest rate contracts[1]	Interest expense, net	$ (74)	$ (6)	$ —
FX contracts	Cost of sales	—	5	18
Total		(74)	(1)	18
Income tax expense (benefit)		17	—	(5)
Total, net of tax		$ (57)	$ (1)	$ 13

(1) Amounts reclassified from AOCI into Interest expense, net during the year ended December 31, 2023 include the realized gains associated with the termination of forward starting swaps designated as cash flow hedges of approximately $66 million. Refer to Note 5 for additional information on the terminated forward starting swaps.

15. Property, Plant, and Equipment

Property, plant and equipment, net consisted of the following:

	December 31,	
(in millions)	2023	2022
Land	$ 45	$ 44
Buildings and improvements	744	720
Machinery and equipment	2,899	2,566
Cold drink equipment	118	102
Software	492	459
Construction-in-progress	365	251
Property, plant, and equipment, gross	4,663	4,142
Less: accumulated depreciation and amortization	(1,964)	(1,651)
Property, plant, and equipment, net	$ 2,699	$ 2,491

The following table summarizes the location of depreciation expense within the Consolidated Statements of Income:

	For the Year Ended December 31,		
(in millions)	2023	2022	2021
Cost of sales	$ 231	$ 229	$ 233
SG&A expenses	171	170	177
Total depreciation expense	$ 402	$ 399	$ 410

16. Other Financial Information

SELECTED BALANCE SHEET INFORMATION

The following tables provide selected financial information from the Consolidated Balance Sheets:

(in millions)	December 31, 2023		December 31, 2022
Inventories:			
Raw materials	$	409	$ 475
Work in process		12	8
Finished goods		742	858
Total		1,163	1,341
Allowance for excess and obsolete inventories		(21)	(27)
Inventories	$	1,142	$ 1,314
Prepaid expenses and other current assets:			
Other receivables	$	135	$ 167
Prepaid income taxes		196	49
Customer incentive programs		24	25
Derivative instruments		15	35
Prepaid marketing		20	19
Spare parts		111	89
Income tax receivable		16	17
Other		81	70
Total prepaid expenses and other current assets	$	598	$ 471
Other non-current assets:			
Operating lease right-of-use assets	$	876	$ 881
Customer incentive programs		45	46
Derivative instruments		3	140
Equity securities[1]		69	48
Equity securities without readily determinable fair values		—	1
Other		156	136
Total other non-current assets	$	1,149	$ 1,252

(1) Equity securities are comprised of assets held in a rabbi trust in connection with a non-qualified defined contribution plan and our ownership interest in Vita Coco. Refer to Note 10 for additional information on the rabbi trust. Unrealized mark-to-market gains and losses are recorded in Other (income) expense, net. The Company recorded unrealized mark-to-market gains of $16 million, losses of $4 million, and losses of $5 million for the years ended December 31, 2023, 2022, and 2021, respectively, on its investment in Vita Coco.

(in millions)	December 31,	
	2023	**2022**
Accrued expenses:		
Customer rebates & incentives	$ 477	$ 429
Accrued compensation	208	246
Insurance reserve	50	53
Interest accrual	72	76
Other accrued expenses	435	349
Total accrued expenses	$ 1,242	$ 1,153
Other current liabilities:		
Dividends payable	$ 299	$ 281
Income taxes payable	29	87
Operating lease liability	114	100
Finance lease liability	106	95
Derivative instruments	150	112
Other	16	10
Total other current liabilities	$ 714	$ 685
Other non-current liabilities:		
Operating lease liability	$ 793	$ 803
Finance lease liability	620	618
Long-term pension and postretirement liability	35	37
Insurance reserves	85	69
Derivative instruments	201	195
Deferred compensation liability	32	30
Other	67	73
Total other non-current liabilities	$ 1,833	$ 1,825

17. Commitments and Contingencies

KDP is occasionally subject to litigation or other legal proceedings. Reserves are recorded for specific legal proceedings when the Company determines that the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. The Company had litigation reserves of $12 million as of both December 31, 2023 and 2022. KDP has also identified certain other legal matters where we believe an unfavorable outcome is reasonably possible and/or for which no estimate of possible losses can be made. The Company does not believe that the outcome of these, or any other, pending legal matters, individually or collectively, will have a material adverse effect on the results of operations, financial condition or liquidity of KDP.

ANTITRUST LITIGATION

In February 2014, TreeHouse Foods, Inc. and certain affiliated entities filed suit against KDP's wholly-owned subsidiary, Keurig (formerly known as Green Mountain Coffee Roasters, Inc.), in the U.S. District Court for the Southern District of New York ("SDNY") (TreeHouse Foods, Inc. et al. v. Green Mountain Coffee Roasters, Inc. et al.). The TreeHouse complaint asserted claims under the federal antitrust laws and various state laws, contending that Keurig had monopolized alleged markets for single serve coffee brewers and single serve coffee pods. The TreeHouse complaint sought treble monetary damages, declaratory relief, injunctive relief and attorneys' fees. In the months that followed, a number of additional actions, including claims from another coffee manufacturer (JBR, Inc.), as well as putative class actions on behalf of direct and indirect purchasers of Keurig's products, were filed in various federal district courts, asserting claims and seeking relief substantially similar to the claims asserted and relief sought in the TreeHouse complaint. Additional similar actions were filed by individual direct purchasers (including McLane Company, Inc., BJ's Wholesale Club, Inc., Winn-Dixie Stores Inc. and Bi-Lo Holding LLC) in 2019 and in 2021. All of these actions were transferred to the SDNY for coordinated pre-trial proceedings (In re: Keurig Green Mountain Single-Serve Coffee Antitrust Litigation) (the "Multidistrict Antitrust Litigation").

In July 2020, Keurig reached an agreement with one of the plaintiff groups in the Multidistrict Antitrust Litigation, the putative indirect purchaser class, to settle the claims asserted for $31 million. The settlement class consisted of individuals and entities in the United States that purchased, from persons other than Keurig and not for purposes of resale, Keurig manufactured or licensed single serve beverage portion packs during the applicable class period (beginning in September 2010 for most states). The settlement was approved and paid, and the indirect purchasers' claims have been dismissed.

Discovery in all remaining matters pending in the Multidistrict Antitrust Litigation is concluded, with the plaintiffs collectively claiming more than $5 billion of monetary damages. Keurig strongly disputes the merits of the claims and the calculation of damages. As a result, Keurig has fully briefed summary judgment motions that, if successful, would end the cases entirely. Keurig has also fully briefed other significant motions, including challenges to the validity of plaintiffs' damages calculations. Keurig is also pursuing its opposition to direct purchaser plaintiffs' motion for class certification. Certain of Keurig's motions and opposition have been pending in the SDNY since 2021, with others pending since 2023.

Keurig intends to continue vigorously defending the remaining lawsuits. At this time, the Company is unable to predict the outcome of these lawsuits, the potential loss or range of loss, if any, associated with the resolution of these lawsuits or any potential effect they may have on the Company or its operations. Accordingly, the Company has not accrued for a loss contingency. Additionally, as the timelines in these cases may be beyond the Company's control, KDP can provide no assurance as to whether or when there will be material developments in these matters.

ENVIRONMENTAL, HEALTH, AND SAFETY MATTERS

The Company operates many manufacturing, bottling, and distribution facilities. In these and other aspects of the Company's business, it is subject to a variety of federal, state, and local environmental, health, and safety laws and regulations. The Company maintains environmental, health, and safety policies and a quality environmental, health, and safety program designed to ensure compliance with applicable laws and regulations. However, the nature of the Company's business exposes it to the risk of claims with respect to environmental, health, and safety matters, and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims.

The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, also known as the Superfund law, as well as similar state laws, generally impose joint and several liability for cleanup and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company was notified by the Environmental Protection Agency that it is a potentially responsible party for study and cleanup costs at a Superfund site in New Jersey and in Michigan. Investigation and remediation costs are yet to be determined, therefore no reasonable estimate exists on which to base a loss accrual. The Company participates in a study for this site with other potentially responsible parties.

PRODUCT WARRANTIES

KDP offers a one year warranty on all Keurig brewing systems it sells. KDP provides for the estimated cost of product warranties, primarily using historical information and current repair or replacement costs, at the time product revenue is recognized. Product warranties are included in accrued expenses in the accompanying Consolidated Balance Sheets.

(in millions)	Accrued Product Warranties
Balance as of December 31, 2021	$ 13
Accruals for warranties issued	23
Settlements	(23)
Balance as of December 31, 2022	13
Accruals for warranties issued	**17**
Settlements	**(19)**
Balance as of December 31, 2023	$ **11**

18. Transactions with Variable Interest Entities

TRANSACTIONS WITH VEYRON SPEs

The Company has a number of leasing arrangements and one licensing arrangement with special purpose entities associated with a single sponsor, which are referred to as the Veyron SPEs. The Veyron SPEs are VIEs for which KDP is not the primary beneficiary, as KDP has limited power based on the contractual agreements to direct the activities that most significantly impact the VIEs' performance.

Leasing Arrangements

As of December 31, 2023, the Company has entered into sixteen lease transactions with the Veyron SPEs, fifteen of which were associated with asset sale-leaseback transactions. Refer to Note 6 for additional information about the asset sale-leaseback transactions. Each lease has a RVG based on a percentage of the Veyron SPEs' purchase price; however, the Company concluded it was not probable that the Company will owe an amount at the end of each individual lease term, as the fair values of the properties are not expected to fall below the RVGs at the end of each individual lease term. As such, the Company recorded each lease obligation excluding the associated RVG. The aggregate maximum undiscounted RVG associated with the leasing arrangements as of December 31, 2023 and 2022 were $653 million and $650 million, respectively. This aggregate maximum value assumes that the fair value of each property at the end of either the original lease term or renewal term is equal to zero, which the Company has concluded is not probable.

The following table provides the carrying amounts of the right-to-use assets and lease obligations recorded on the Company's Consolidated Balance Sheets associated with these leasing arrangements related to the VIEs as of December 31, 2023 and 2022:

(in millions)	December 31,	
	2023[1]	2022[2]
Non-current assets	$ 412	$ 430
Current liabilities	23	22
Non-current liabilities	402	419

(1) The leasing agreements included as of December 31, 2023 include nine manufacturing sites, five distribution centers, one multipurpose property, and our Frisco, Texas headquarters.

(2) The leasing agreements included as of December 31, 2022 include nine manufacturing sites, four distribution centers, one multipurpose property, and our Frisco, Texas headquarters.

Licensing Arrangement

ABC, a wholly-owned subsidiary of KDP, has provided a guarantee in connection with its distribution agreement with the Veyron SPEs to be paid only in the event the Veyron SPEs sell specific distribution rights and the value of those distribution rights does not exceed $142 million, which is the maximum undiscounted amount that KDP could pay under the guarantee. All obligations with respect to the guarantee will cease upon termination of the distribution agreement, which would occur upon notice by ABC not to renew the distribution agreement, KDP no longer being investment grade at the end of the term, or the sale of the distribution rights by the Veyron SPEs. As of December 31, 2023, KDP has not recorded a liability as it is not probable that the Company will have to make any payments required under the residual value guarantee, as the fair value of the distribution rights is not expected to fall below $142 million over the term of the agreement.

As of December 31, 2023, KDP had $93 million in fixed service fee commitments related to the 15-year distribution agreement which was effective on December 28, 2020, with Veyron SPEs. These commitments were used to assist the Veyron SPEs in obtaining financing. Such fixed service fee payments began on January 1, 2021.

Fixed service fees over the next five years are expected to be as follows:

	For the Years Ending December 31,				
(in millions)	2024	2025	2026	2027	2028
Fixed service fees	$ 8	$ 8	$ 7	$ 8	$ 8

TRANSACTION WITH NUTRABOLT

The Company has a preferred equity investment in Nutrabolt, which will earn the greater of (i) a 5% annual coupon on the preferred equity units plus any accretion for amounts not yet paid or (ii) KDP's share of Nutrabolt's earnings as if KDP's preferred equity was converted into common units. As the common investors of Nutrabolt have to share in Nutrabolt's earnings with KDP if in excess of the 5% annual coupon, the common investors lack certain characteristics of a controlling financial interest, which qualifies Nutrabolt as a VIE. KDP is not the primary beneficiary of the VIE and therefore is not required to consolidate Nutrabolt, as the primary shareholder of the VIE has control over the board and decision-making for the activities that most significantly impact the VIE's economic performance, including sales, marketing, and operations. KDP has no obligation to provide additional funding to Nutrabolt, and thus the Company's maximum exposure and risk of loss related to Nutrabolt is limited to the carrying value of KDP's investment. Refer to Note 12 for the carrying value of the Company's investment in Nutrabolt.

TRANSACTION WITH CHOBANI

The Company has an investment in common units of Chobani. Under the terms of the investment agreement, KDP has certain contractual rights that will result in a return of investment at the greater of a specified floor or fair value. As other investors of Chobani will have to absorb more risk when the specified floor is greater than fair value, the other investors lack certain characteristics of a controlling financial interest, which qualifies Chobani as a VIE. KDP is not the primary beneficiary of the VIE and therefore is not required to consolidate Chobani, as the primary shareholder of the VIE has control over the board and decision-making for the activities that most significantly impact the VIE's economic performance, including sales, marketing, and operations. KDP has no obligation to provide additional funding to Chobani, and thus the Company's maximum exposure and risk of loss related to Chobani is limited to the carrying value of KDP's investment. Refer to Note 12 for the carrying value of the Company's investment in Chobani.

19. Restructuring and Integration Costs

RESTRUCTURING PROGRAMS

2023 CEO Succession and Associated Realignment

In 2023, the Company began to enact several organization movements to ensure succession plans, to reinforce enterprise capabilities to support growth, and to control costs. A key component of the program was the appointment of a Chief Operating Officer, effective November 6, 2023, with the expectation that the new Chief Operating Officer will succeed Robert Gamgort as CEO of the Company during the second quarter of 2024. The Company is also realigning its executive and operating leadership structure to enable faster decision making and to better support various strategic initiatives of the Company. The program is expected to incur charges of approximately $52 million, primarily driven by severance costs, which are expected to be incurred through 2024, and the sign-on bonus for the Company's new Chief Operating Officer.

DPS Integration Program

As part of the DPS Merger, the Company developed a program to deliver $600 million in synergies over a three-year period through supply chain optimization, reduction of indirect spend through new economies of scale, elimination of duplicative support functions, and advertising and promotion optimization. Although the program was initially expected to be completed in 2021, as a result of delays due to COVID-19, KDP continued to recognize expenditures for certain initiatives which began during the integration period through December 31, 2022. The restructuring and integration program resulted in cumulative pre-tax charges of approximately $962 million, primarily consisting of professional fees related to the integration and transformation and costs associated with severance and employee terminations.

Restructuring and integration charges for the defined programs during the years ended December 31, 2023, 2022, and 2021 were as follows:

(in millions)	Year Ended December 31,		
	2023	2022	2021
2023 CEO Succession and Associated Realignment	$ 35	$ —	$ —
DPS Integration	—	172	202
Total restructuring and integration charges	$ 35	$ 172	$ 202

Restructuring liabilities, primarily consisting of workforce reduction costs, as of December 31, 2023 and 2022 were as follows:

(in millions)	Restructuring Liabilities
Balance as of December 31, 2021	$ 19
Charges to expense	66
Cash payments	(30)
Balance as of December 31, 2022	55
Charges to expense	**18**
Cash payments	**(46)**
Balance as of December 31, 2023	$ **27**

20. Related Parties

IDENTIFICATION OF RELATED PARTIES

Prior to August 19, 2020, KDP was indirectly controlled by JAB, a privately held investor group. Since August 19, 2020, JAB continues to hold a significant but non-controlling interest in KDP. As of December 31, 2023, JAB beneficially owned approximately 28% of KDP's outstanding common stock. JAB and its affiliates also hold investments in a number of other companies that have commercial relationships with the Company. These commercial relationships may take the form of KDP's purchase of raw materials, KDP's license of the companies' trademarks for use in the manufacturing of K-Cup pods, KDP's sale of products for resale to retail customers, or KDP's manufacture or distribution of products to, or on behalf of, these companies.

KDP holds investments in certain brand ownership companies, and in certain instances, the Company also has rights in specified territories to bottle and/or distribute the brands owned by such companies. KDP purchases inventory from these brand ownership companies and sells finished product to third-party customers, primarily in the U.S. Additionally, any transactions with significant partners in these investments, such as ABI, are considered related party transactions. ABI purchases Clamato from KDP and pays the Company a royalty for use of the brand name. Refer to Note 12 for additional information about the Company's investments in unconsolidated affiliates.

OPERATING TRANSACTIONS WITH RELATED PARTIES

Trade accounts receivable, net from related parties were $34 million and $12 million as of December 31, 2023 and 2022, respectively, primarily related to product sales and royalty revenues. Accounts payable to related parties were $21 million and $8 million as of December 31, 2023 and 2022, respectively, primarily related to purchases of finished goods inventory for distribution.

Revenues from and expenses associated with these related parties were as follows:

(in millions)	For the Year Ended December 31,		
	2023	2022	2021
Revenues from related parties	$ 143	$ 127	$ 113
Expenses associated with related parties[1]	132	64	67

(1) Expenses associated with related parties includes a reduction of $42 million related to earned equity for the achievement of certain milestones included in the Company's distribution agreement with related parties, which were recognized as a reduction of cost of sales on the Consolidated Statements of Income for the year ended December 31, 2023.

OTHER TRANSACTIONS WITH RELATED PARTIES

Payments to Related Parties for Distribution Rights

The Company made payments to Nutrabolt totaling $52 million to acquire certain distribution rights during the year ended December 31, 2023. Refer to Note 3 for additional information.

Notes Receivable from Related Parties

KDP has issued various promissory notes to Bedford since 2020, all of which have been fully impaired and placed in non-accrual status. Refer to Note 12 for additional information.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, management, with the participation of our CEO and chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023, and has concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to management, including our CEO and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with U.S. GAAP.

Our management, with the participation of the CEO and chief financial officer, assessed the effectiveness of the Company's internal control over financial reporting. Based on the criteria for effective internal control over financial reporting established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, management concluded that the internal control over financial reporting was effective as of December 31, 2023.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Deloitte & Touche LLP, our independent registered public accounting firm, as stated in their attestation report, which is included in Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

As of December 31, 2023, management has concluded that there have been no changes in our internal control over financial reporting that occurred during our fourth quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the fourth quarter of 2023, no directors or executive officers of the Company adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement," as defined in Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Information required to be set forth hereunder has been omitted and will be incorporated by reference, when filed, from our Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

Information required to be set forth hereunder has been omitted and will be incorporated by reference, when filed, from our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required to be set forth hereunder has been omitted and will be incorporated by reference, when filed, from our Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required to be set forth hereunder has been omitted and will be incorporated by reference, when filed, from our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required to be set forth hereunder has been omitted and will be incorporated by reference, when filed, from our Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

FINANCIAL STATEMENTS

The following financial statements are included in Part II, Item 8, "Financial Statements and Supplementary Data," in this Annual Report on Form 10-K:

- Consolidated Statements of Income for the years ended December 31, 2023, 2022, and 2021.

- Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022, and 2021.

- Consolidated Balance Sheets as of December 31, 2023 and 2022.

- Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022, and 2021.

- Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2023, 2022, and 2021.

- Notes to Consolidated Financial Statements for the years ended December 31, 2023, 2022, and 2021 and as of December 31, 2023 and 2022.

SCHEDULES

Schedules are omitted because they are not required or applicable, or the required information is included in the Consolidated Financial Statements or related notes.

EXHIBITS

See Exhibit Index.

EXHIBIT INDEX

3.1	Amended and Restated Certificate of Incorporation of Dr Pepper Snapple Group, Inc. (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (filed on May 12, 2008) and incorporated herein by reference).
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Dr Pepper Snapple Group, Inc. effective as of May 17, 2012 (filed as Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q (filed July 26, 2012) and incorporated herein by reference).
3.3	Certificate of Second Amendment to Amended and Restated Certificate of Incorporation of Dr Pepper Snapple Group, Inc. effective as of May 19, 2016 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (filed May 20, 2016) and incorporated herein by reference).
3.4	Certificate of Third Amendment to the Amended and Restated Certificate of Incorporation of Dr Pepper Snapple Group, Inc. effective as of July 9, 2018 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (filed July 9, 2018) and incorporated herein by reference).
3.5	Amended and Restated By-Laws of Keurig Dr Pepper Inc. effective as of July 9, 2018 (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K (filed July 9, 2018) and incorporated herein by reference).
4.1	Indenture, dated April 30, 2008, between Dr Pepper Snapple Group, Inc. and Wells Fargo Bank, N.A. (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed on May 1, 2008) and incorporated herein by reference).
4.2	Registration Rights Agreement, dated April 30, 2008, between Dr Pepper Snapple Group, Inc., J.P. Morgan Securities Inc., Banc of America Securities LLC, Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, UBS Securities LLC, BNP Paribas Securities Corp., Mitsubishi UFJ Securities International plc, Scotia Capital (USA) Inc., SunTrust Robinson Humphrey, Inc., Wachovia Capital Markets, LLC and TD Securities (USA) LLC (filed as Exhibit 4.5 to the Company's Current Report on Form 8-K (filed on May 1, 2008) and incorporated herein by reference).
4.3	Registration Rights Agreement Joinder, dated May 7, 2008, by the subsidiary guarantors named therein (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K (filed on May 12, 2008) and incorporated herein by reference).
4.4	Supplemental Indenture, dated May 7, 2008, among Dr Pepper Snapple Group, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, N.A., as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed on May 12, 2008) and incorporated herein by reference).
4.5	Second Supplemental Indenture dated March 17, 2009, to be effective as of December 31, 2008, among Splash Transport, Inc., as a subsidiary guarantor, Dr Pepper Snapple Group, Inc., and Wells Fargo Bank, N.A., as trustee (filed as Exhibit 4.8 to the Company's Annual Report on Form 10-K (filed on March 26, 2009) and incorporated herein by reference).
4.6	Third Supplemental Indenture, dated October 19, 2009, among 234DP Aviation, LLC, as a subsidiary guarantor; Dr Pepper Snapple Group, Inc., and Wells Fargo Bank, N.A., as trustee (filed as Exhibit 4.9 to the Company's Quarterly Report on Form 10-Q (filed November 5, 2009) and incorporated herein by reference).
4.7	Fourth Supplemental Indenture, dated as of January 31, 2017, among Bai Brands LLC, a New Jersey limited liability company, 184 Innovations Inc., a Delaware corporation (each as a new subsidiary guarantor under the Indenture dated April 30, 2008 (as referenced in Item 4.1 in this Exhibit Index)), Dr Pepper Snapple Group, Inc., each other then-existing Guarantor under the Indenture and Wells Fargo, National Bank, N.A., as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed February 2, 2017) and incorporated herein by reference).
4.8	Indenture, dated as of December 15, 2009, between Dr Pepper Snapple Group, Inc. and Wells Fargo Bank, N.A., as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed on December 23, 2009) and incorporated herein by reference).
4.9	Fifth Supplemental Indenture, dated as of November 9, 2015, among Dr Pepper Snapple Group, Inc., the guarantors party thereto and Wells Fargo Bank, N.A., as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed on November 10, 2015) and incorporated herein by reference).
4.10	3.40% Senior Note due 2025 (in global form), dated November 9, 2015, in the principal amount of $500,000,000 (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K (filed on November 10, 2015) and incorporated herein by reference).
4.11	4.50% Senior Note due 2045 (in global form), dated November 9, 2015, in the principal amount of $250,000,000 (filed as Exhibit 4.3 to the Company's Current Report on Form 8-K (filed on November 10, 2015) and incorporated herein by reference).
4.12	Sixth Supplemental Indenture, dated as of September 16, 2016, among Dr Pepper Snapple Group, Inc., the guarantors party thereto and Wells Fargo Bank, N.A., as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed on September 16, 2016) and incorporated herein by reference).

4.13	2.55% Senior Note due 2026 (in global form), dated September 16, 2016, in the principal amount of $400,000,000 (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K (filed on September 16, 2016) and incorporated herein by reference).
4.14	Seventh Supplemental Indenture, dated as of December 14, 2016, among Dr Pepper Snapple Group, Inc., the guarantors party thereto and Wells Fargo Bank, N.A., as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed on December 14, 2016) and incorporated herein by reference).
4.15	3.13% Senior Note due 2023 (in global form), dated December 14, 2016, in the principal amount of $500,000,000 (filed as Exhibit 4.3 to the Company's Current Report on Form 8-K (filed on December 14, 2016) and incorporated herein by reference).
4.16	3.43% Senior Note due 2027 (in global form), dated December 14, 2016, in the principal amount of $400,000,000 (filed as Exhibit 4.4 to the Company's Current Report on Form 8-K (filed on December 14, 2016) and incorporated herein by reference).
4.17	4.42% Senior Note due 2046 (in global form), dated December 14, 2016, in the principal amount of $400,000,000 (filed as Exhibit 4.5 to the Company's Current Report on Form 8-K (filed on December 14, 2016) and incorporated herein by reference).
4.18	Eighth Supplemental Indenture, dated as of January 31, 2017, among Bai Brands LLC, a New Jersey limited liability company, 184 Innovations Inc., a Delaware corporation (each as a new subsidiary guarantor under the Indenture dated April 30, 2008 (as referenced in Item 4.1 in this Exhibit Index), Dr Pepper Snapple Group, Inc., each other then-existing Guarantor under the Indenture) and Wells Fargo, National Bank, N.A., as trustee (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K (filed on February 2, 2017) and incorporated herein by reference).
4.19	Ninth Supplemental Indenture, dated as of June 15, 2017, among Dr Pepper Snapple Group, Inc., the guarantors party thereto, and Wells Fargo Bank, N.A., as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed on June 15, 2017) and incorporated herein by reference).
4.20	Investor Rights Agreement by and among Keurig Dr Pepper Inc. and The Holders Listed on Schedule A thereto, dated as of July 9, 2018 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed on July 9, 2018) and incorporated herein by reference).
4.21	Base Indenture, dated as of May 25, 2018 between Maple Escrow Subsidiary and Wells Fargo Bank, N.A. as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed on July 9, 2018) and incorporated herein by reference).
4.22	Second Supplemental Indenture (including the form of note), dated as of May 25, 2018, among Maple Escrow Subsidiary, Inc. and Maple Parent Holdings Corp. as parent guarantor, and Wells Fargo Bank, N.A., as trustee relating to the 2023 Notes (filed as Exhibit 4.3 to the Company's Current Report on Form 8-K (filed on July 9, 2018) and incorporated herein by reference).
4.23	Third Supplemental Indenture (including the form of note), dated as of May 25, 2018, among Maple Escrow Subsidiary, Inc. and Maple Parent Holdings Corp. as parent guarantor, and Wells Fargo Bank, N.A., as trustee relating to the 2025 Notes (filed as Exhibit 4.4 to the Company's Current Report on Form 8-K (filed on July 9, 2018) and incorporated herein by reference).
4.24	Fourth Supplemental Indenture (including the form of note), dated as of May 25, 2018, among Maple Escrow Subsidiary, Inc. and Maple Parent Holdings Corp. as parent guarantor, and Wells Fargo Bank, N.A., as trustee relating to the 2028 Notes (filed as Exhibit 4.5 to the Company's Current Report on Form 8-K (filed on July 9, 2018) and incorporated herein by reference).
4.25	Fifth Supplemental Indenture (including the form of note), dated as of May 25, 2018, among Maple Escrow Subsidiary, Inc. and Maple Parent Holdings Corp. as parent guarantor, and Wells Fargo Bank, N.A., as trustee relating to the 2038 Notes (filed as Exhibit 4.6 to the Company's Current Report on Form 8-K (filed on July 9, 2018) and incorporated herein by reference).
4.26	Sixth Supplemental Indenture (including the form of note), dated as of May 25, 2018, among Maple Escrow Subsidiary, Inc. and Maple Parent Holdings Corp. as parent guarantor, and Wells Fargo Bank, N.A., as trustee relating to the 2048 Notes (filed as Exhibit 4.7 to the Company's Current Report on Form 8-K (filed on July 9, 2018) and incorporated herein by reference).
4.27	Seventh Supplemental Indenture, dated as of July 9, 2018, among Keurig Dr Pepper Inc., the subsidiary guarantors thereto, and Wells Fargo Bank, N.A., as trustee (filed as Exhibit 4.8 to the Company's Current Report on Form 8-K (filed on July 9, 2018) and incorporated herein by reference).
4.28	Registration Rights Agreement, dated as of May 25, 2018, among Maple Escrow Subsidiary, Inc. and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc., as representative of the several purchasers of the Notes (filed as Exhibit 4.9 to the Company's Current Report on Form 8-K (filed on July 9, 2018) and incorporated herein by reference).

4.29	Joinder to the Registration Rights Agreement, dated as of May 25, 2018, among Maple Escrow Subsidiary, Inc. and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc., as representative of the several purchasers of the Notes (filed as Exhibit 4.10 to the Company's Current Report on Form 8-K (filed on July 9, 2018) and incorporated herein by reference).
4.30	Description of registered securities (filed as Exhibit 4.40 to the Company's Annual Report on Form 10-K (filed on February 27, 2020) and incorporated herein by reference).
4.31	Tenth Supplemental Indenture (including 3.20% Senior Notes Due 2030 and 3.80% Senior Notes Due 2050 (in global form)), dated as of April 13, 2020, among Keurig Dr Pepper Inc., the subsidiary guarantors thereto, and Wells Fargo Bank, N.A., as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed on April 13, 2020) and incorporated herein by reference).
4.32	Eleventh Supplemental Indenture (including 0.750% Senior Notes Due 2024, 2.250% Senior Notes Due 2031, and 3.350% Senior Notes Due 2051 (in global form)), dated as of March 15, 2021, among Keurig Dr Pepper Inc., the subsidiary guarantors thereto, and Wells Fargo Bank, N.A. as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed on March 15, 2021) and incorporated herein by reference).
4.33	Twelfth Supplemental Indenture, dated as of April 22, 2022, among Keurig Dr Pepper Inc., the guarantors party thereto and Computershare Trust Company, N.A., as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (filed on April 22, 2022) and incorporated herein by reference).
10.1	Restricted Stock Unit Award Terms and Conditions under the Keurig Dr Pepper Omnibus Incentive Plan of 2009 (filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q (filed on November 7, 2018) and incorporated herein by reference).++
10.2	Matching Restricted Stock Unit Award Terms and Conditions under the Keurig Dr Pepper Omnibus Incentive Plan of 2009 (filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q (filed on November 7, 2018) and incorporated herein by reference).++
10.3	Directors' Restricted Stock Unit Award Terms and Conditions under the Keurig Dr Pepper Omnibus Incentive Plan of 2009 (filed as Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q (filed on November 7, 2018) and incorporated herein by reference).++
10.4	Keurig Dr Pepper Inc. Omnibus Stock Incentive Plan of 2019 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (filed on June 11, 2019) and incorporated herein by reference).++
10.5	Restricted Stock Unit Award Terms and Conditions under the Keurig Dr Pepper Omnibus Stock Incentive Plan of 2019 (filed as Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q (filed on August 8, 2019) and incorporated herein by reference).++
10.6	Matching Restricted Stock Unit Award Terms and Conditions under the Keurig Dr Pepper Omnibus Stock Incentive Plan of 2019 (filed as Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q (filed on August 8, 2019) and incorporated herein by reference).++
10.7	Keurig Dr Pepper Inc. Severance Pay Plan for Executives, effective as of January 1, 2020 (filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K (filed on February 27, 2020) and incorporated herein by reference).++
10.8	Restricted Stock Unit Award Terms and Conditions under the Keurig Dr Pepper Omnibus Stock Incentive Plan of 2019 (retention incentive awards for certain of the Company's Named Executive Officers) (filed as Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q (filed on October 29, 2020) and incorporated herein by reference).++
10.9	Restricted Stock Unit Award Terms and Conditions under the Keurig Dr Pepper Omnibus Stock Incentive Plan of 2019, amended and restated as of December 7, 2020 (retention incentive award for one of the Company's Named Executive Officers).++
10.10	Keurig Dr Pepper Short-Term Incentive Plan and Sales Incentive Plan (filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K (filed on February 24, 2022) and incorporated herein by reference).++
10.11	Credit Agreement, dated as of March 24, 2021, among Keurig Dr Pepper Inc., the lenders party thereto, and Bank of America, N.A., as administrative agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (filed on March 26, 2021) and incorporated herein by reference).
10.12	Suspension of Rights Agreement, dated September 10, 2021, among Keurig Dr Pepper Inc. (f/k/a Dr Pepper Snapple Group, Inc.), JPMorgan Chase Bank, N.A., as administrative agent, and the lenders and issuing banks party thereto (filed as Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q (filed on October 28, 2021) and incorporated herein by reference).
10.13	Credit Agreement, dated as of February 23, 2022, among Keurig Dr Pepper Inc., JPMorgan Chase Bank, N.A. as administrative agent, and the lenders and issuing banks party thereto (filed as Exhibit 10.15 to the Company's Annual Report on Form 10-K (filed on February 24, 2022) and incorporated herein by reference).

10.14	Letter Agreement by and between the Company and Robert J. Gamgort dated April 5, 2022 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (filed on April 5, 2022) and incorporated herein by reference).
10.15	Letter Agreement by and between the Company and Mauricio Leyva dated July 15, 2022 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (filed on July 19, 2022) and incorporated herein by reference). ++
10.16	Keurig Dr Pepper Inc. Executive Severance Plan, effective as of July 29, 2022 (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q (filed on July 28, 2022) and incorporated herein by reference).++
10.17	Letter Agreement by and between the Company and Sudhanshu Priyadarshi dated October 21, 2022 (filed as Exhibit 10.18 to the Company's Annual Report on Form 10-K (filed on February 23, 2023) and incorporated herein by reference).++
10.18	Keurig Dr Pepper Short-Term Incentive Plan (filed as Exhibit 10.20 to the Company's Annual Report on Form 10-K (filed on February 23, 2023) and incorporated herein by reference).++
10.19	Letter Agreement by and between the Company and Timothy Cofer dated September 18, 2023 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (filed on October 26, 2023) and incorporated herein by reference).++
10.20*	Letter Agreement by and between the Company and Andrew Archambault dated October 31, 2023.++
10.21*	Restricted Stock Unit Award Terms and Conditions under the Keurig Dr Pepper Omnibus Stock Incentive Plan of 2019 (award for certain of the Company's Named Executive Officers).++
21.1*	List of Subsidiaries of Keurig Dr Pepper Inc.
22.1	List of Guarantor Subsidiaries (filed as Exhibit 22.1 to the Company's Quarterly Report on Form 10-Q (filed on June 30, 2020) and incorporated herein by reference).
23.1*	Consent of Deloitte & Touche LLP
31.1*	Certification of Chief Executive Officer of Keurig Dr Pepper Inc. pursuant to Rule 13a-14(a) or 15d-14(a) promulgated under the Exchange Act.
31.2*	Certification of Chief Financial Officer of Keurig Dr Pepper Inc. pursuant to Rule 13a-14(a) or 15d-14(a) promulgated under the Exchange Act.
32.1**	Certification of Chief Executive Officer of Keurig Dr Pepper Inc. pursuant to Rule 13a-14(b) or 15d-14(b) promulgated under the Exchange Act, and Section 1350 of Chapter 63 of Title 18 of the United States Code.
32.2**	Certification of Chief Financial Officer of Keurig Dr Pepper Inc. pursuant to Rule 13a-14(b) or 15d-14(b) promulgated under the Exchange Act, and Section 1350 of Chapter 63 of Title 18 of the United States Code.
97.1*	Keurig Dr Pepper Inc. Clawback Policy, As Adopted on September 18, 2023++
101*	The following financial information from Keurig Dr Pepper Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statement of Changes in Stockholders' Equity, and (vi) the Notes to the Audited Consolidated Financial Statements.
104*	The cover page from this Annual Report on Form 10-K, formatted as Inline XBRL.

* Filed herewith.

** Furnished herewith.

++ Indicates a management contract or compensatory plan or arrangement.

ITEM 16.   FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Keurig Dr Pepper Inc.

By:	/s/ Sudhanshu Priyadarshi
Name:	Sudhanshu Priyadarshi
Title:	Chief Financial Officer of Keurig Dr Pepper Inc. (Principal Financial Officer)
Date:	February 22, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By:	/s/ Robert J. Gamgort		By:	/s/ Sudhanshu Priyadarshi
Name:	Robert J. Gamgort		Name:	Sudhanshu Priyadarshi
Title:	Chief Executive Officer, President and Executive Chairman of the Board of Directors Keurig Dr Pepper Inc.		Title:	Chief Financial Officer Keurig Dr Pepper Inc.
Date:	February 22, 2024		Date:	February 22, 2024
By:	/s/ Angela A. Stephens		By:	/s/ Oray Boston
Name:	Angela A. Stephens		Name:	Oray Boston
Title:	Senior Vice President and Controller (Principal Accounting Officer)		Title:	Director
Date:	February 22, 2024		Date:	February 22, 2024
By:	/s/ Olivier Goudet		By:	/s/ Peter Harf
Name:	Olivier Goudet		Name:	Peter Harf
Title:	Director		Title:	Director
Date:	February 22, 2024		Date:	February 22, 2024
By:	/s/ Juliette Hickman		By:	/s/ Paul S. Michaels
Name:	Juliette Hickman		Name:	Paul S. Michaels
Title:	Director		Title:	Director
Date:	February 22, 2024		Date:	February 22, 2024
By:	/s/ Pamela Patsley		By:	/s/ Lubomira Rochet
Name:	Pamela Patsley		Name:	Lubomira Rochet
Title:	Director		Title:	Director
Date:	February 22, 2024		Date:	February 22, 2024
By:	/s/ Debra Sandler		By:	/s/ Robert Singer
Name:	Debra Sandler		Name:	Robert Singer
Title:	Director		Title:	Director
Date:	February 22, 2024		Date:	February 22, 2024
By:	/s/ Larry Young			
Name:	Larry Young			
Title:	Director			
Date:	February 22, 2024			





KEURIG
snapple
DONUT SHOP
COFFEE
since 1842
MOTT'S
100% Juice
SINCE 1904
CANADA DRY
core
HYDRATION
Since 1938
Squirt
caffeine free
Thirst Quencher

KDP

DRINK IN THE POSSIBILITIES

2024 NOTICE OF ANNUAL MEETING AND PROXY STATEMENT





C4
ENERGY
7up
Sunkist
Orange
Peñafiel
Dr Pepper
GREEN MOUNTAIN
A&W
ROOT BEER

April 26, 2024

DEAR FELLOW STOCKHOLDERS,

2023 was a year of tremendous progress at KDP. We want to thank our team of 28,000 employees for bringing their passion and dedication to driving our results every day. We also want to thank you, our stockholders, for your support of KDP. We have much to be proud of in 2023:

- Our operational and financial momentum continued. Strong consolidated sales and earnings growth was supported by marketing and capability investments that drove broad-based market share gains, productivity savings, and operating leverage.
- We furthered our track record of dynamic and disciplined capital allocation. We entered strategic partnerships in the fast-growing sports hydration and ready-to-drink coffee categories, raised our dividend for the third consecutive year, and opportunistically increased our share repurchase activity in recognition of KDP's significant future value creation potential.
- We continued our efforts to make a positive impact with every drink and to embed conscious and responsible practices into the foundation of our business. Our particular focus areas remain the environment, our supply chain, the health and well-being of our consumers, and our people and our communities. We are excited to share our progress across each of these dimensions in our upcoming annual Corporate Responsibility Report.
- We also refreshed our executive leadership ranks, leveraging the strong internal bench we have cultivated since the creation of KDP, as well as our ability to recruit top talent from outside the organization. Our leadership team is experienced and energized, ready to usher in the next chapter of growth and value creation at KDP.

Following the Board's deliberate and robust succession planning process, we worked together to ensure a seamless CEO transition. This is a pivotal moment for KDP. As we enter this next stage, we are proud to report that the KDP organization is galvanized around an evolved and compelling strategy designed to capitalize on our advantaged industry position. Our recent investor day, held in March and archived for replay on our website, detailed these elements for our stockholders.

As we look forward to our Annual Meeting of Stockholders, we are pleased to share our proxy statement with you. Within its pages, you will find enhanced disclosure, including the director skills matrix. You will also recognize an ongoing and high-quality process of director refreshment underway, as Peter Harf and Larry Young retire after many years of valuable service, and as the Board proposes that Joachim Creus, the recently appointed Chief Executive Officer of JAB, our largest stockholder, be elected to join. Now that the CEO transition is complete, we will also both serve on the Board of Directors, with Bob continuing as Executive Chairman and Tim joining effective today. We continue to prioritize a Board with a diversity of backgrounds and experiences among our directors and believe KDP will benefit from the unique perspectives of our refreshed director slate.

We are pleased to invite you to attend our Annual Meeting of Stockholders, which will take place online on June 10, 2024, at 11:00 a.m., Eastern Time. You may attend, vote, and submit questions during the meeting via the Internet at www.virtualshareholdermeeting.com/KDP2024. Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the virtual annual meeting, we hope you will vote as soon as possible. Thank you for your continued support.

Sincerely,



Robert Gamgort
Executive Chairman



Timothy Cofer
Chief Executive Officer

"As we enter this next stage, we are proud to report that the KDP organization is galvanized around an evolved and compelling strategy designed to capitalize on our advantaged industry position."



Robert Gamgort
Executive Chairman



Timothy Cofer
Chief Executive Officer

NOTICE OF 2024 ANNUAL MEETING OF STOCKHOLDERS



Date and Time
Monday, June 10, 2024
11:00 a.m. ET



Location
Virtual Annual Meeting
www.virtualshareholdermeeting.com/KDP2024



Record Date
April 15, 2024

Notice is hereby given that the virtual annual meeting of stockholders (the "Annual Meeting") of Keurig Dr Pepper Inc., a Delaware corporation ("KDP"), will be held on June 10, 2024, at 11:00 a.m. ET. You can attend the Annual Meeting online, vote your shares electronically and submit questions online during the meeting by visiting ***www.virtualshareholdermeeting.com/KDP2024*** and entering the control number provided on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials. If your shares are held in the name of a bank, broker or other nominee and you have any questions about your control number, please contact the bank, broker or other nominee that holds your shares.

Items Of Business:

1. To elect the 11 director nominees named in the accompanying Proxy Statement to hold office for a one-year term and until their respective successors shall have been duly elected and qualified;

2. To approve, on an advisory basis, KDP's executive compensation;

3. To ratify the appointment of Deloitte & Touche LLP as KDP's independent registered public accounting firm for fiscal year 2024; and

4. To vote on a stockholder proposal requesting additional reporting on plastic packaging, if properly presented at the Annual Meeting.

Stockholders will also transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Who May Vote: Stockholders of KDP common stock at the close of business on **April 15, 2024**. A list of stockholders will be accessible prior to the Annual Meeting upon request from the Corporate Secretary and during the Annual Meeting by visiting the meeting website referenced above.

Distribution Date: A Notice of Internet Availability of Proxy Materials or the Proxy Statement is first being made available to stockholders on or about **April 26, 2024**.

How You May Vote: (i) **VIA THE INTERNET**, (ii) **BY TELEPHONE**, or (iii) **BY MAIL**.

If your shares are held in the name of a bank, broker or other nominee, follow the instructions you receive from your bank, broker or other nominee on how to vote your shares.

Your vote is very important. To ensure your representation at the Annual Meeting, please complete and return the enclosed proxy card or submit your vote through the Internet or by telephone. Whether or not you plan to attend the meeting, we urge you to vote.

Anthony Shoemaker (signature)

Anthony Shoemaker
Chief Legal Officer & Secretary

WHETHER OR NOT YOU PLAN TO VIRTUALLY ATTEND THE ANNUAL MEETING, YOU MAY VOTE AND SUBMIT YOUR PROXY ELECTRONICALLY, BY TELEPHONE OR, IF YOU RECEIVED A HARD COPY OF PROXY MATERIALS, BY COMPLETING AND RETURNING BY MAIL THE PROXY CARD OR VOTING INSTRUCTION FORM.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING TO BE HELD ON JUNE 10, 2024:

The Company's Proxy Statement for the Annual Meeting and the Annual Report on Form 10-K for the year ended December 31, 2023 are available at www.proxyvote.com by entering the control number provided on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials.

TABLE OF CONTENTS

PROXY SUMMARY

This summary highlights certain information in this Proxy Statement. Stockholders are encouraged to read the entire Proxy Statement and 2023 Annual Report carefully before voting.

2024 Annual Meeting Information



Date and Time
Monday, June 10, 2024
11:00 a.m. ET



Location
Virtual Annual Meeting
www.virtualshareholdermeeting.com/KDP2024



Record Date
April 15, 2024

Meeting Agenda and Voting Recommendations

Proposal	Board's Voting Recommendation	Page Reference
Company Proposals		
1. Election of 11 Director Nominees Named Herein	**FOR** (each nominee)	6
2. Advisory Resolution to Approve KDP's Executive Compensation	**FOR**	26
3. Ratification of Deloitte & Touche LLP's Appointment as the Company's Independent Auditor for 2024	**FOR**	53
Stockholder Proposal		
4. Stockholder proposal requesting additional reporting on plastic packaging, if properly presented	**AGAINST**	57

Keurig Dr Pepper

Keurig Dr Pepper Inc. ("KDP," "we," "us," "our" or the "Company") is a leading beverage company in North America, with a portfolio of more than 125 owned, licensed and partner brands and distribution capabilities to provide a beverage for every need, anytime, anywhere. With annual revenue of approximately $15 billion, we hold leadership positions in beverage categories including soft drinks, coffee, tea, water, juice and mixers, and have the #1 single serve coffee brewing system in the U.S. and Canada. Our innovative partnership model builds emerging growth platforms in categories such as premium coffee, energy, sports hydration and ready-to-drink coffee. Our brands include Keurig®, Dr Pepper®, Canada Dry®, Mott's®, A&W®, Snapple®, Peñafiel®, 7UP®, Green Mountain Coffee Roasters®, Clamato®, Core Hydration® and The Original Donut Shop®. Driven by a purpose to *Drink Well. Do Good,* our 28,000 employees aim to enhance the experience of every beverage occasion and to make a positive impact for people, communities and our planet.

Company Highlights

KDP is a scaled and disruptive Challenger in the attractive North American beverages industry.



~$15B

net sales in 2023

~$4B

Adjusted operating income in 2023



HQs:

Burlington, Massachusetts
Frisco, Texas
Montreal, Quebec
Mexico City, Mexico



150+

principal warehouses / distribution centers



125+

owned, licensed & partner beverage brands

Fortune 500
S&P 500
Nasdaq 100



approximately

28K

employees



30

Manufacturing locations

Since our formation in 2018, KDP's all-weather business model has been tested by a historically dynamic macroeconomic environment. Despite these challenges, the Company delivered strong and resilient performance, including net sales growth of 6% and Adjusted diluted EPS growth of 11% on a compound annual basis, as well as approximately $11 billion in cumulative free cash flow generation.* The Company also underwent a simultaneous transition from a closely held company with a public float of 13% at formation to a widely held company today with a public float of 79%.

Our performance in 2023 highlights KDP's ongoing operational and financial momentum. We achieved strong consolidated sales and earnings growth, reflecting market share gains in categories representing approximately 85% of our U.S. Refreshment Beverages portfolio, the expansion of our Keurig brewing system to approximately 40 million U.S. households and broad-based in-market success across our International markets. We also continued to demonstrate dynamic and disciplined capital allocation, expanding our portfolio within the quickly growing ready-to-drink coffee and sports hydration categories, raising our dividend and increasing our share repurchase activity.

Our ambitious growth agenda continues and, in early 2024, we previewed a multi-year innovation pipeline for a completely reimagined single-serve coffee system using plastic- and aluminum-free pods. These consumables, called K-Rounds, will feature expertly roasted coffee beans that are ground, pressed and wrapped in a protective plant-based coating. K-Rounds plastic-free pods will work in the new Keurig Alta brewer, which will begin beta testing as early as fall 2024.

In 2023, our Board of Directors initiated a thoughtful succession process that balances continuity and new perspectives across the Company's most senior leaders. Notably, in November 2023, Timothy Cofer joined the Company as our Chief Operating Officer, with a planned transition to Chief Executive Officer in the second quarter of 2024. During his time as Chief Operating Officer, Mr. Cofer worked closely with the executive leadership team, including Robert Gamgort, to help drive KDP's strategic growth agenda, lead each of the Company's business segments and oversee operations. As a culmination of our robust succession plan, Mr. Cofer ascended to the role of Chief Executive Officer on April 26, 2024, at which time he was also appointed to the Board, with Mr. Gamgort continuing to serve as the Executive Chairman of KDP.

Additionally, in January 2023, KDP welcomed Karin Rotem-Wildeman as our Chief Research & Development Officer, and in November 2023, we elevated Andrew Archambault to the role of President, U.S. Refreshment Beverages; Patrick Minogue to the role of President, U.S. Coffee; and Monique Oxender to the role of Chief Corporate Affairs Officer. Also in November 2023, Sudhanshu Priyadarshi's role as Chief Financial Officer was expanded to include the position of President, International. With these new appointments, a talented and energized leadership team is in place to lead KDP in its next chapter of growth.

Top beverage talent with a challenger mindset

"We are creators, collaborators and achievers."

Team First

*Win together.
Be the kind of person you want on your team.*

Think Bold

Challenge the usual. Dare to try something new.




Deliver Big

Achieve our commitments. Then push beyond the expected.

Be Fearless and Fair

Tell the truth with courage. Listen and act with respect.

Looking ahead, KDP has an evolved strategy to guide our 28,000 employees and further our track record of outstanding value creation. We are driven by our Challenger culture, our purpose to *Drink Well. Do Good.* and our vision of a beverage for every need, anytime, anywhere.

---

*   Net sales and Adjusted diluted EPS are calculated from January 1, 2018 to December 31, 2023, and free cash flow is calculated from January 1, 2019 to December 31, 2023. Net sales and Adjusted diluted EPS include the impact of foreign currency. Adjusted operating income, Adjusted diluted EPS and free cash flow are non-GAAP measures. Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to the reported GAAP financial measures.

2024 Director Nominees

| **6 of 11** nominees are *independent* | **4 of 11** nominees are *women* | **5** different *nationalities* | **4.1 years** average *tenure* |

Name	Principal Occupation	Years of Service	Independent	No. of Current Public Company Boards (including KDP)	Committees & Roles
Timothy Cofer	Chief Executive Officer of KDP	<1		1	
Robert Gamgort	Executive Chairman of KDP	6		1	
Oray Boston	Worldwide President of Trauma, Extremities, Craniomaxillofacial, Sports and Animal Health at DePuy Synthes	1	✓	1	RemCo
Joachim Creus	Managing Partner and Chief Executive Officer of JAB	0		3	
Olivier Goudet	Senior Investment Advisor of JAB	6		4	
Juliette Hickman	Former Investment Analyst, Capital Group Companies	3	✓	2	Audit
Paul Michaels	Former Global President of Mars, Inc.	6	✓	2	Lead Director RemCo (Chair)
Pamela Patsley	Former Executive Chairman and Chief Executive Officer of MoneyGram International, Inc.	16	✓	4	Audit
Lubomira Rochet	Partner of JAB	3		4	
Debra Sandler	Founder and CEO of Mavis Foods, LLC	3	✓	4	RemCo
Robert Singer	Former Chief Executive Officer of Barilla Holding S.p.A.	6	✓	2	Audit (Chair)

Corporate Governance Highlights

Board Diversity and Independence

- 6 of our 11 director nominees are independent, with an additional three nominees affiliated with our largest stockholder, JAB BevCo B.V. ("JAB"), which owned approximately 21% of our common stock as of the record date
- All Board committees comprised solely of independent directors
- Strong Lead Independent Director with clearly defined and robust responsibilities
- Commitment to Board diversity, including characteristics such as age, gender, race and national origin

Board Practices

- Annual election of all directors
- Demonstrated successful Board refreshment
- Annual Board and committee evaluations
- Regular executive sessions of independent directors
- Director stock ownership guidelines require equity holdings of at least 5x annual cash retainer
- Directors limited to no more than four public company boards (including KDP)

Oversight of Risk, Ethics and Corporate Responsibility

- Full Board responsible for risk oversight, with specific areas delegated to relevant Board committees
- Code of Conduct applicable to all directors, officers and employees, with annual compliance training and certification
- Robust political activities disclosures on our website
- Full Board oversight of corporate responsibility strategy and approval of Company's long-term goals and commitments

Key Executive Compensation Practices

- Strong pay for performance philosophy designed to link pay delivery to the Company's financial and market performance
- Significant levels of direct investment and long-term stock ownership required for all executives to closely align the interests of executives with those of our stockholders
- Lengthy vesting periods for all equity awards
- Independent compensation consultant reporting to the Remuneration and Nominating Committee (the "RemCo")

- Incentives do not encourage excessive risk taking

- Clawback policies that require recoupment of excess incentive compensation in the event of certain financial restatements in compliance with listing exchange rules and that also allow recovery of incentive compensation (including time-based equity) in the event of executive misconduct

- No excise tax gross-ups for changes of control

- Double-trigger vesting upon a change of control

- Hedging is prohibited

- Minimal perquisites

Corporate Responsibility

Our corporate responsibility commitments aim to make a positive impact with every drink. Our broad portfolio of products and 28,000 employees give us many opportunities to drive change and be a catalyst for good. Our *Drink Well. Do Good.* corporate responsibility platform focuses our energy and resources into those areas where we can have the greatest impact. We are grounded in our principles of good governance, ethics and KDP values. Our Board oversees our corporate responsibility strategy and sets the tone for the Company's commitment to act responsibly and be a force for positive impact.

This summer, we will release our sixth annual Corporate Responsibility Report, continuing our commitment to transparency and information sharing. Our Corporate Responsibility Reports and ethics and compliance policies can be found at www.keurigdrpepper.com.



drink well
do good



Environment



Supply Chain



Health & Well-Being



People & Communities

PROPOSAL 1 – ELECTION OF DIRECTORS



Our Board recommends that you vote "FOR"
the election of each director nominee

The Board has nominated the 11 candidates named in this proposal for election as directors at the Annual Meeting. All nominees are currently serving as KDP directors, other than Joachim Creus. Mr. Creus was recommended to the Company by JAB and has been nominated by the Board for election by the Company's stockholders at the Annual Meeting. Timothy Cofer was appointed to the Board in April 2024 in connection with his promotion to Chief Executive Officer of KDP and has also been nominated for election by the Company's stockholders at the Annual Meeting. Peter Harf and Larry Young have not been renominated and will no longer serve on the Board upon election of the director nominees at the Annual Meeting, and the size of the Board will be fixed at 11 directors immediately upon election of directors at the Annual Meeting.

Directors are elected annually and serve until their term expires at the 2025 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified. Each nominee has agreed to be named in this Proxy Statement and to serve if elected. For each director nominee to be elected, assuming a quorum is present, votes cast "FOR" each nominee must exceed votes cast "AGAINST" such nominee. A failure to vote, a broker non-vote or an abstention will not be counted as votes cast either "FOR" or "AGAINST" the election of the applicable nominee, and therefore will have no effect on the vote.

Director Nomination Process

The Board is responsible for nominating the Company's director candidates, with assistance in identifying and recommending nominees from the RemCo. The RemCo uses a variety of methods for identifying and evaluating nominees for director. Candidates may come to the attention of the RemCo through management, current Board members, stockholders or other sources.

Members of the RemCo, the Lead Independent Director of the Board (the "Lead Director") and other members of the Board interview potential director candidates as part of the selection process when evaluating new director candidates. The RemCo reviews the background of all potential nominees and determines whether they individually possess the personal and professional attributes necessary to be a director. Any feedback obtained through the Board's annual self-evaluation process with respect to the ability of individual directors to contribute to the Board is also considered in connection with the nomination process. The RemCo will also consider director nominations by a stockholder made pursuant to the procedures set forth in our Amended and Restated By-Laws (the "By-Laws") relating to stockholder nominations.

In addition, the Company's Corporate Governance Principles provide that directors are expected to limit the number of other boards on which they serve so as not to interfere with their service as a director of the Company and ordinarily may not serve on the board of more than three other public companies (or one other public company in the case of a director currently serving as chief executive of a public company). Each of our directors is currently in compliance with these expectations. Directors are required to advise the chair of the RemCo in advance of accepting an invitation to serve on another corporate board of directors. Directors also must inform the RemCo and offer to resign from the Board if his or her principal occupation or business association changes substantially.

Board Composition, Qualifications and Diversity

The Board is committed to the ongoing review of Board composition and regularly discusses the skills and characteristics required of KDP directors in the context of the current makeup of the Board, the operating requirements of the Company and the long-term interests of stockholders. The RemCo also reviews the collective experience of the Board and makes recommendations to the Board regarding the appropriate mix of skillsets, qualifications and attributes of the Board as a whole.

The Board seeks candidates with diverse personal backgrounds and experiences and who are committed to active participation, sharing fresh perspectives and providing constructive feedback to management. Our Board prioritizes candidates with proven executive leadership capabilities; consumer product industry expertise; strategic planning experience; financial and accounting skills; and corporate governance, regulatory and risk management experience. With respect to diversity, the Board may consider such factors as diversity in viewpoint, professional experience, education, international experience, skills and other individual qualifications and attributes that contribute to board diversity, including characteristics such as age, gender, race and national origin, and assesses its effectiveness in this regard as part of the annual evaluation process.

The following matrix and charts highlight the specific skills, attributes and experience of our director nominees, and the absence of a designation does not mean a director nominee does not possess that particular skill or qualification. Each director nominee also contributes other important skills, knowledge, experience, viewpoints, and perspectives to our Board that are not reflected in the matrix and charts below:

Director Skills Matrix

Skills and Experience	Oray Boston	Timothy Cofer	Joachim Creus	Robert Gamgort	Olivier Goudet	Juliette Hickman	Paul Michaels	Pamela Patsley	Lubomira Rochet	Debra Sandler	Robert Singer
Executive Leadership	●	●	●	●	●		●	●	●	●	●
Consumer Products	●	●	●	●	●		●		●	●	●
Strategic and M&A	●	●	●	●	●	●	●	●			●
Finance & Accounting			●		●	●		●		●	●
Sustainability/Corp. Resp.	●		●	●		●	●			●	
Brand Marketing	●	●		●			●	●	●	●	
Digital, Innov. & Tech.	●	●						●	●		
Public Co. Board		●	●	●	●	●	●	●	●	●	●



Age

40s 50s 60s 70s



Tenure

7+ years 1

4-6 years 4

0-3 years 6

In accordance with Nasdaq's board diversity listing standards, below we are disclosing aggregated statistical information about our Board's self-identified characteristics, as voluntarily confirmed to us by each of our directors.

Board Diversity Matrix (as of April 26, 2024)				
Total Number of Directors			**11**	
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	4	7	0	0
Part II: Demographic Background				
African American or Black	1	1	0	0
Alaskan Native or Native American	0	0	0	0
Asian	0	0	0	0
Hispanic or Latinx	1	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	3	5	0	0
Two or More Races or Ethnicities	1	0	0	0
LGBTQ+			0	
Did Not Disclose Demographic Background			1	

Director Independence

The majority of the members of the Board are independent under Nasdaq's listing standards. In order to determine that a director is independent under Nasdaq's listing rules, the Board must affirmatively determine, after reviewing all relevant information, that a director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Based on these standards, the Board has determined that the following directors are independent: Oray Boston, Juliette Hickman, Paul Michaels, Pamela Patsley, Debra Sandler, Robert Singer and Larry Young. The Board also previously determined that Michael Call, a former director, was independent during the period he served as director. In determining that Mr. Young, who is serving as a director until the 2024 Annual Meeting, qualifies as independent, the Board considered that he has not been employed by the Company in any capacity since his service as the CEO of Dr Pepper Snapple Group, Inc. ("DPS") ended nearly six years ago at the time of the 2018 merger between DPS and Keurig Green Mountain, Inc. (the "DPS Merger") and that Mr. Young does not have any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Timothy Cofer and Robert Gamgort do not qualify as independent due to their positions as our CEO and Executive Chairman, respectively. Due to their roles with JAB, our largest stockholder, Joachim Creus, Olivier Goudet and Lubomira Rochet are not currently determined to be independent. The Board has also determined that Peter Harf, who is serving as a director until the 2024 Annual Meeting, does not qualify as independent due to his role with JAB.

Director Nominees



Director since 2024

Chief Executive Officer of KDP

55 years of age

No committee memberships

Key skills
Executive Leadership
Consumer Products
Strategic and M&A
Brand Marketing
Digital, Innov. & Tech.
Public Company Board

Timothy Cofer

Biographical Information:
Timothy "Tim" Cofer has served as Chief Executive Officer of KDP and a member of the Board since April 26, 2024. He previously served as KDP's Chief Operating Officer from November 2023 to April 26, 2024.

Mr. Cofer is a seasoned consumer packaged goods executive, with more than 30 years of multinational experience in driving growth, leading transformations and executing significant mergers and acquisitions. His career is highlighted by a track record of creating value and building high-performing teams. Prior to joining KDP, from October 2019 to September 2023, Mr. Cofer was the Chief Executive Officer and a member of the board of directors of Central Garden & Pet Company (Nasdaq: CENT) (Nasdaq: CENTA), a portfolio of brands in the lawn, garden and pet supplies industries, where he oversaw a multi-year period of double-digit revenue and profit growth and a series of strategic acquisitions.

Previously, he spent more than 25 years with Mondelēz International, a manufacturer of snack food products, and its predecessor company, Kraft Foods, with responsibility across a wide range of product categories, including coffee, chocolate and packaged food. In Mr. Cofer's last position as EVP and Chief Growth Officer of Mondelēz International from 2016 to 2019, he was a critical architect behind the company's successful growth strategy. He previously led several global regions, including as President of Asia Pacific, Middle East & Africa of Mondelēz International and President of Kraft Foods Europe. In his U.S.-focused roles of President of Kraft Pizza Company and President of Oscar Mayer Foods, he oversaw manufacturing and distribution operations, including a nationwide direct store delivery network. He also led the global integration of Kraft and Cadbury, delivering on the merger's strategic and financial objectives while nurturing a combined high-performing culture.

Mr. Cofer holds an MBA from the University of Minnesota and a BA in Economics and Political Science from St. Olaf College.

Qualifications:
Mr. Cofer has extensive experience as an executive in the consumer packaged goods industry, with a track record of driving growth, leading transformations and executing significant mergers and acquisitions. He has leadership experience in general management, manufacturing and distribution and strategic transactions, among other areas.

Other Current Public Company Directorships:
None



Director since 2018

Executive Chairman of KDP

61 years of age

No committee memberships

Key skills
Executive Leadership
Consumer Products
Strategic and M&A
Sustainability/Corp. Resp.
Brand Marketing
Public Company Board

Robert Gamgort

Biographical Information:
Robert "Bob" Gamgort serves as Executive Chairman of KDP, and until April 26, 2024, was also our Chief Executive Officer. Prior to his transition to Executive Chairman, he had served as Chief Executive Officer and a member of the Board since the formation of the Company in July 2018, other than a brief period of service as solely Executive Chairman in 2022. Under his leadership, KDP emerged as one of the largest food and beverage companies in the United States, with inclusion in the S&P 500 and Nasdaq 100. He was previously Chief Executive Officer of Keurig Green Mountain following its take-private transaction in 2016.

His 35-plus year career in consumer products and entertainment includes positions as Chief Executive Officer of Pinnacle Foods, North American President of Mars, Inc., and President of Major League Baseball Properties, as well as a progression of marketing, sales, strategy and general management roles at General Foods and Kraft Foods. His career has been marked by numerous brand and company turnarounds, innovation and new business creation as well as the highly successful Pinnacle Foods IPO and more than a dozen significant mergers and acquisitions.

Mr. Gamgort serves as a Director and Chair of the Compensation Committee for National Veterinary Associates, Inc. (NVA), a leading pet healthcare company. He is also on the Board of Chobani, producer of one of America's leading yogurt brands as well as dairy- and plant-based creamers, plant-based probiotic drinks and owner of La Colombe, a super premium coffee company. He formerly was a Board member of Wayfair Inc. (NYSE: W), Trustee for Bucknell University, Director for the New Jersey State Employment Training Commission and Trustee for Schiff Natural Lands Trust.

Mr. Gamgort holds an MBA in marketing and finance from the Kellogg Graduate School of Management at Northwestern University, a BA in Economics from Bucknell University and studied at the London School of Economics. He has been recognized for his influence in marketing, sports business and the beverage industry, including BEVNET's "Person of the Year" award in 2018.

Qualifications:
Mr. Gamgort has extensive senior-level executive experience in the consumer products industry and substantial marketing and general management experience. Mr. Gamgort has significant experience overseeing transformational mergers and integrations.

Other Current Public Company Directorships:
None



Director since 2022

Independent

57 years of age

Remuneration & Nomination Committee (Member)

Key skills
Executive Leadership
Consumer Products
Strategic and M&A
Sustainability/Corp. Resp.
Brand Marketing
Digital, Innov. & Tech.

Oray Boston

Biographical Information:
Oray B. Boston Jr. is the Worldwide President of TECA + Sports (Trauma, Extremities, Craniomaxillofacial, Sports and Animal Health) for DePuy Synthes, the Orthopaedics Company of Johnson & Johnson, a role he has held since August 2021, and joined KDP's Board in November 2022.

With a focus on driving commercial growth and enhancing customer relationships globally, Mr. Boston leads the TECA + Sports platform, strengthening the leadership position in Trauma, enhancing their position in Extremities, elevating their life-changing offerings in Craniomaxillofacial, and bolstering the critical efforts of their Animal Health business. His previous positions at Johnson & Johnson, a pharmaceutical and medical technologies corporation, include Ethicon President of Global Biosurgery (May 2018 to September 2021), Office of Technology Vice President of Commercialization, Ethicon Vice President of Franchise Operations, Biosurgery Vice President of Sales & Marketing, and OTC Vice President of Sales Strategy.

Mr. Boston holds a Bachelor of Science in Industrial Engineering from the University of Southwest Louisiana and a master's degree from the University of Pennsylvania. He is a member of the CEO Council for Growth of Philadelphia.

Qualifications:
Mr. Boston has expertise in brand and marketing innovation, as well as sales and customer management with key consumer-packaged goods retailers, developed through over 30 years of experience in operations, sales, marketing and other roles at global companies. In addition, Mr. Boston has experience with P&L management.

Other Current Public Company Directorships:
None



Director nominee

Managing Partner and Chief Executive Officer of JAB

47 years of age

No committee memberships

Key skills
Executive Leadership
Consumer Products
Strategic and M&A
Finance & Accounting
Sustainability/Corp. Resp.
Public Company Board

Joachim Creus

Biographical Information:
Joachim Creus is a Managing Partner and the Chief Executive Officer and Vice Chairman of JAB Holding Company, one of our largest stockholders. Mr. Creus has been nominated for election by the Company's stockholders at the Annual Meeting.

Mr. Creus has held a number of executive officer roles at several JAB holding entities. He served as a Managing Partner of JAB from October 2021 to January 2024 and as a Senior Partner of JAB from April 2019 to October 2021. He is currently a member of the board of directors of Coty Inc., JDE Peet's N.V. and several JAB controlled companies. Previously, Mr. Creus held various legal- and tax-related positions at Siemens, Rödl & Partner and Tiberghien Lawyers.

Mr. Creus holds several degrees from KU Leuven and an LL.M. in international tax law from Vienna University of Economics and Business.

Qualifications:
Mr. Creus has nearly two decades of experience in managing complex transactions and legal and tax matters in law firm, corporate and fund environments, including deal structuring, financing, contract negotiation and antitrust matters. His extensive work experience in Europe, Asia and North America contributes to his perspective on business, tax and law.

Other Current Public Company Directorships:
Coty Inc., JDE Peet's N.V.



Director since 2018

Senior Investment Advisor of JAB

59 years of age

No committee memberships

Key skills
Executive Leadership
Consumer Products
Strategic and M&A
Finance & Accounting
Public Company Board

Olivier Goudet

Biographical Information:
Olivier Goudet is a Senior Investment Advisor at JAB Holding Company and was previously its Managing Partner and Chief Executive Officer from 2012 to November 2023. He has been on KDP's Board since the formation of the Company in July 2018.

With extensive financial expertise and senior executive experience, Mr. Goudet has a strong track record of leading strategic acquisitions, driving revenue growth and leading governance as a director of several public companies. He serves as Chairman of the Board of JDE Peet's N.V., Pret A Manger and Krispy Kreme, Inc. He is also on the Boards of Panera Brands; NVA, a pet healthcare company; Coty Inc.; Pret Parent Holding Limited; Bally International and Sages S.A.S. Previously, Mr. Goudet served as Chairman of the Board of Anheuser-Busch InBev SA/NV and was Executive Vice President and Chief Financial Officer of Mars, Inc.

Mr. Goudet holds a degree in Engineering from l'Ecole Centrale de Paris and graduated from the ESSEC Business School in Paris with a major in Finance.

Qualifications:
Mr. Goudet has extensive financial expertise and senior executive experience, as well as significant governance and oversight experience attained through his tenure as a director of several public companies. Mr. Goudet has a strong track record leading strategic acquisitions and integrations and driving revenue growth, along with significant global experience in the consumer-packaged goods and coffee industries.

Other Current Public Company Directorships:
Coty Inc., JDE Peet's N.V., Krispy Kreme, Inc.



Director since 2021

Independent

50 years of age

Audit and Finance Committee (Member)

Key skills
Strategic and M&A
Finance & Accounting
Sustainability/Corp. Resp.
Public Company Board

Juliette Hickman

Biographical Information:
Juliette Hickman served as an investment analyst at the Capital Group Companies, an investment management company, from 1998 to 2020, with exposure to a broad range of industries on a global basis and specific expertise and focus on the global beverage industry. She joined KDP's Board in January 2021.

Throughout her career, Ms. Hickman has gained extensive expertise in corporate strategy, valuation, mergers and acquisitions, financial analysis and risk assessment. She is on the Board of Waldencast Plc and an advisor to Jove Island Capital.

Ms. Hickman holds a Bachelor of Arts degree in Politics and Public Administration from Nottingham Trent University and a Postgraduate Certificate in Sustainable Business from the Cambridge Institute of Sustainability Leadership (CISL).

Qualifications:
Ms. Hickman has extensive experience in the beverage industry, and her exposure to a broad range of industries on a global basis from the perspective of an analyst allows her to provide unique stockholder insights. Ms. Hickman has more than 20 years of investing experience and expertise in corporate strategy, valuation, mergers and acquisitions, financial analysis and risk assessment.

Other Current Public Company Directorships:
Waldencast plc



Director since 2018

Lead Independent Director

72 years of age

Remuneration & Nomination Committee (Chair)

Key skills
Executive Leadership
Consumer Products
Strategic and M&A
Sustainability/Corp. Resp.
Brand Marketing
Public Company Board

Paul Michaels

Paul Michaels served as Global President of Mars, Incorporated from 2004 to 2015, leading the company through a time of record growth, with revenue more than doubling and profit dramatically increasing. He has been on KDP's Board since July 2018 and currently serves as Lead Director and Chair of the RemCo.

His extensive career highlights include launching, building and growing some of today's most well-known global brands. Mr. Michaels has a focus on operational efficiency and effectiveness developed through decades of executive experience with complex multi-national consumer product organizations. Before joining Mars, Mr. Michaels spent 15 years in leadership positions at Johnson & Johnson, supporting the company's international expansion and responsible for the growth of many of the company's flagship brands. He began his career at The Procter & Gamble Company.

Mr. Michaels is on the Board of Directors of Krispy Kreme, Inc. and is a former member of Coty Inc.'s Board. He holds a bachelor's degree from the University of Notre Dame.

Qualifications:
Mr. Michaels has expertise and creativity in launching, building and supporting global brands in the consumer products industry. Mr. Michaels has a focus on operational efficiency and effectiveness developed through his extensive executive experience with complex multinational consumer product organizations such as Mars and Johnson & Johnson.

Other Current Public Company Directorships:
Krispy Kreme, Inc.



Director since 2018

Independent

67 years of age

Audit and Finance Committee (Member)

Key skills
Executive Leadership
Strategic and M&A
Finance & Accounting
Brand Marketing
Digital, Innov. & Tech.
Public Company Board

Pamela Patsley

Biographical Information:
Pamela "Pam" Patsley served as the Executive Chairman of MoneyGram International, Inc., a payments and money transfer company, from 2016 to 2018 and as its Executive Chairman and Chief Executive Officer from 2009 to 2015. She has been on KDP's Board since the Company was created in July 2018, having previously served on the Board of Dr Pepper Snapple Group.

Ms. Patsley has extensive management experience at multinational companies. Prior to MoneyGram International, she held positions as Senior Executive Vice President of First Data Corporation, President of First Data International, and President and Chief Executive Officer of Paymentech, Inc. before its acquisition by First Data.

She serves on the Boards of Texas Instruments Incorporated, Hilton Grand Vacations, Inc. and Payoneer Global Inc. She was previously on the Boards of ACI Worldwide, Inc., Molson Coors Brewing Company, Pegasus Solutions, Inc., and Paymentech, Inc. She holds a degree in accounting from the University of Missouri.

Qualifications: Ms. Patsley has extensive management experience at multiple multinational companies and a deep understanding of audit, financial control and technology matters. Ms. Patsley has extensive public company board and corporate governance experience.

Other Current Public Company Directorships:
Hilton Grand Vacations, Inc., Texas Instruments Incorporated, Payoneer Global Inc.



Director since 2021

Partner of JAB

46 years of age

No committee memberships

Key skills
Executive Leadership
Consumer Products
Brand Marketing
Digital, Innov. & Tech.
Public Company Board

Lubomira Rochet

Biographical Information:
Lubomira Rochet has been a Partner at JAB Holding Company since June 2021 and joined KDP's Board in April 2021.

Over the course of her career, she has a strong track record of driving growth through digital leadership and consumer engagement and has extensive expertise in digital transformation, e-commerce and direct-to-consumer selling. From 2014 to 2021, Ms. Rochet was the Chief Digital Officer and a member of the Executive Committee at L'Oréal, a cosmetics company, where she led the beauty giant's marketing and commercial pivot to a digital-first company. Before that, she served as Deputy CEO of Valtech. She has also held leadership positions at Microsoft, where she led Innovation and Start-ups in France, and at Sogeti, a branch of the Capgemini Group, where she was Vice President of Strategy and Development.

Ms. Rochet is a director of Coty Inc.; Societe Generale, a leading European bank; Brandtech Group, a technology company; Alan, a digital health insurance company; Gardyn, a food produce technology company; Espresso House Holding, AB; NVA, a pet healthcare company; Panera Brands; Pret Parent Holding; Independence Pet Holdings, Inc.; Pinnacle Pet Group Limited; and Bally International. Ms. Rochet previously served on the board of directors of Krispy Kreme, Inc.

She holds a degree from Ecole Normale Supérieure in Paris, Sciences Po Paris, and the College of Europe in Bruges (Belgium).

Qualifications:
Ms. Rochet has deep expertise in digital marketing, ecommerce, direct-to-consumer selling and the use of data, technology and innovative business models. Ms. Rochet brings to the Board a recognized digital transformation track record, significant knowledge of the consumer goods industry and unique perspectives on driving growth through digital leadership and consumer engagement.

Other Current Public Company Directorships:
Societe Generale, Coty Inc.



Director since 2021

Independent

64 years of age

Remuneration & Nomination Committee (Member)

Key skills
Executive Leadership
Consumer Products
Finance & Accounting
Sustainability/Corp. Resp.
Brand Marketing
Public Company Board

Debra Sandler

Biographical Information:
Debra Sandler is the Founder and CEO of Mavis Foods, LLC, a food company focusing on direct-to-consumer sales, and President and Chief Executive Officer of consulting firm La Grenade Group, LLC. She has been on KDP's Board since March 2021.

Ms. Sandler has extensive experience in the consumer-packaged goods industry and a deep understanding of consumer behavior and the evolving retail landscape. She previously served as Chief Health and Wellbeing Officer at Mars, Incorporated and Chief Consumer Officer and President of Mars Chocolate North America. She also held senior leadership positions with Johnson & Johnson, including as Worldwide President for McNeil Nutritionals LLC, and spent more than a decade with PepsiCo, Inc.

Ms. Sandler serves on the Board of Archer-Daniels-Midland Company, Dollar General Corporation and Gannett Co., Inc. She is also a member of the Board of Advisors for Pharmavite, LLC, a wholly owned subsidiary of Otsuka Pharmaceuticals, and a trustee for Hofstra University. Ms. Sandler is a regular speaker on topics such as diversity and inclusion, multicultural business development and health and wellbeing in the consumer packaged goods industry.

She holds a bachelor's degree from Hofstra University and a master's degree in Marketing from New York University.

Qualifications:
Ms. Sandler has an extensive understanding of consumer behavior and the evolving retail environment, including valuable e-commerce and strategic planning experience. Ms. Sandler has a proven record of creating, building, enhancing, and leading well-known consumer brands as a result of the leadership positions she has held with Mars, Johnson & Johnson and PepsiCo.

Other Current Public Company Directorships:
Archer-Daniels-Midland Company, Dollar General Corporation, Gannett Co., Inc.



Director since 2018

Independent

72 years of age

Audit and Finance Committee (Chair)

Key skills
Executive Leadership
Consumer Products
Strategic and M&A
Finance & Accounting
Public Company Board

Robert Singer

Biographical Information:
Robert "Bob" Singer is the former Chief Executive Officer of Barilla Holding S.p.A., an Italian food company, and has been on KDP's Board since the Company formed in July 2018. Mr. Singer currently serves as Chair of the Audit and Finance Committee.

Mr. Singer's career includes executive experience in operations and finance as well as numerous Board of Director roles for various public companies. Previous positions include President and Chief Operating Officer of Abercrombie and Fitch Co. and Chief Financial Officer at Gucci Group N.V.

Mr. Singer currently serves on the Boards of Coty Inc., Panera Brands, Swarovski International Holding and Bally International. He was previously on the Boards of Tiffany & Co., Gianni Versace S.p.A., Jimmy Choo PLC and Mead Johnson Nutrition.

Mr. Singer holds a bachelor's degree from Johns Hopkins University, a master's degree from the University of California, Irvine, and a master's degree in Accounting from New York University.

Qualifications:
Mr. Singer has extensive operating, financial and executive experience as a former chief executive officer. Mr. Singer has financial acumen developed through his extensive executive experience and significant public company board experience (including audit chair experience).

Other Current Public Company Directorships:
Coty Inc.

CORPORATE GOVERNANCE PRACTICES

KDP is committed to strong corporate governance policies and practices, which are embodied in our Corporate Governance Principles, available at www.keurigdrpepper.com. The RemCo reviews the Corporate Governance Principles annually to ensure they reflect evolving best practices and regulatory requirements, including Nasdaq listing standards. The governance practices highlighted below are reflected in the Corporate Governance Principles, our By-Laws and our committee charters, as appropriate.

Board Leadership Structure

The Board is responsible for broad corporate policy and overall performance of the Company through oversight of management and stewardship of the Company. Among other duties, the Board selects and advises the Company's officers, assigns to them responsibility for management of the Company's business, and monitors their performance.

The Board recognizes that its leadership structure – particularly the combination or separation of the CEO and Chairman roles – is driven by the needs of the Company, and that different leadership structures are appropriate for different circumstances. As a result, the Company does not currently have a policy requiring either the combination or separation of leadership roles. Instead, the Board periodically evaluates its leadership structure and maintains flexibility to determine which arrangement is best suited for the conditions facing the Company at that time.

Executive Chairman

As discussed on page 2, on April 26, 2024, Mr. Gamgort transitioned his CEO duties to Mr. Cofer and began serving exclusively as the Company's Executive Chairman. Mr. Gamgort had served as both Chairman of the Board and CEO since 2019, other than a brief period of service as solely Executive Chairman in 2022. By serving in both positions, Mr. Gamgort was able to draw on his extensive experience leading both public and private companies to focus the Board's discussions and guide review of the Company's strategy, resulting in efficient decision-making and effective governance for the Company. With Mr. Cofer transitioning to CEO, the separation of the CEO and Executive Chairman roles will permit Mr. Cofer to focus on managing and operating the Company, while Mr. Gamgort directs his attention to certain strategic issues determined by the Board.

In his role serving exclusively as Executive Chairman, Mr. Gamgort will have responsibilities in the following areas, unless otherwise determined by the Board:

- advising the CEO;
- acting as a liaison between the Board and management;
- focusing efforts on corporate strategy, strategic customer and partner relationships and corporate development, including any particular projects delegated by the Board and
- communicating to both internal and external stakeholders, as appropriate.

Lead Independent Director

In 2021, the Board created a Lead Director position to bring additional knowledge, oversight and accountability to the Company's leadership structure. The Company's Corporate Governance Principles provide for an independent and active Lead Director who is designated by the independent directors with clearly defined leadership authority and responsibilities. As set forth in the Corporate Governance Principles, the Lead Director's responsibilities include:

- presiding at any meetings of the Board at which the Executive Chairman is not present;
- chairing executive sessions of the non-employee or independent directors;
- serving as a liaison between the independent directors and the Executive Chairman and otherwise facilitating communications among members of the Board;
- providing input to the Executive Chairman on meeting agendas, schedules and other information sent to the Board;
- being available for consultation with investors, regulators or other significant stakeholders; and
- assisting the RemCo with evaluating Board and management performance.

Less formally, the Lead Director acts as a "sounding board" and advisor to the Executive Chairman, and he seeks to facilitate healthy discussion among other directors both inside and outside of the boardroom.

Paul Michaels served as Lead Director in 2023 and was reappointed to the role in 2024. The independent directors believe that Mr. Michaels is well suited to serve as Lead Director due to his more than 30 years of consumer products industry experience, including at major companies such as Mars, Johnson & Johnson, and Procter & Gamble. He has a track record of industry accomplishments and executive leadership, and he is deeply engaged in the Company's vision of a beverage for every need, anytime, anywhere. As a result of this, he is well positioned to carry out the responsibilities of the Lead Director and provide constructive, independent and informed guidance and oversight to management.

Board Meetings

Our Board met seven times during 2023. Each current director attended at least 75% of the total number of meetings of the Board and committees on which such director served that were held during 2023 while the director was a member. Directors are also expected to attend annual meetings of stockholders, and ten of our eleven directors who were on the Board at the time attended the 2023 Annual Meeting of Stockholders.

In addition to Board and committee meetings, our directors also discharge their duties through, among other things, less formal group communications, including discussions, briefings and educational sessions with members of senior management and others as appropriate regarding relevant matters.

Committees

The Board's standing committees, their membership and the number of meetings held in 2023 are set forth below. Charters for each of our standing committees are available at our corporate governance webpage at www.keurigdrpepper.com.

- All members of the RemCo and the Audit and Finance Committee (the "Audit Committee") satisfy the standards of independence applicable to members of such committees, including Nasdaq listing standards.

- All members of the Audit Committee meet the financial literacy requirements under Nasdaq listing standards and independence requirements under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board has also determined that all of the members of the Audit Committee are "audit committee financial experts" within the meaning of the U.S. Securities and Exchange Commission ("SEC") rules and have financial sophistication in accordance with Nasdaq listing standards. No Audit Committee member received any payments in 2023 from us other than compensation for service as a director.

- The Board has determined that all members of the RemCo meet the heightened independence standards under the Nasdaq listing standards and are "non-employee" directors as defined under Rule 16b-3 under the Exchange Act.

REMUNERATION AND NOMINATION COMMITTEE	
Current Members	**Primary Responsibilities**
Paul Michaels (Chair) Oray Boston Debra Sandler **7 Meetings Held in 2023**	- Assist the Board in discharging its responsibilities relating to executive compensation and oversight of the Company's executive remuneration plans, policies and programs. - Identify and recommend to the Board individuals qualified to serve as directors of the Company. - Review the Company's human capital management strategies. - Advise the Board with respect to the size, structure, composition, and functioning of the Board and its committees. - Review the Corporate Governance Principles and recommend changes to the Board as appropriate. - Oversee the evaluation of the Board and management performance. - See also "Compensation Discussion and Analysis" for information regarding the processes and procedures followed by the RemCo in considering and determining executive compensation.

AUDIT AND FINANCE COMMITTEE	
Current Members	**Primary Responsibilities**
Robert Singer (Chair) Juliette Hickman Pamela Patsley **8 Meetings Held in 2023**	▪ Oversee the integrity of the Company's financial reporting process and systems of internal controls, including the integrity of the Company's financial statements. ▪ Oversee compliance with KDP's Code of Conduct and laws and regulations. ▪ Oversee the independence, qualifications and performance of the Company's independent auditors and internal audit department. ▪ Oversee cybersecurity risk management. ▪ See also "Report of the Audit Committee."

The Board's Oversight Responsibilities

The Company's corporate governance practices and policies ensure substantial independent oversight of management. For instance:

▪ **The Board has a majority of independent and non-employee directors.** Six of the 11 director nominees are independent under Nasdaq's listing rules, and 9 of the 11 director nominees are non-employee directors. All of the Company's directors are elected annually.

▪ **The Board's standing committees are composed solely of independent directors.** The RemCo and Audit Committee are each composed solely of independent directors. The committees provide independent oversight of management.

▪ **The Board's non-employee directors and independent directors meet regularly in executive session.** The non-employee directors meet regularly in executive session without management present and, consistent with Nasdaq listing rules, the independent directors also meet regularly in executive session. These sessions are chaired by the Lead Director.

Board Oversight of Risk

The Board views the oversight of the Company's strategy and operations as one of its key responsibilities and understands that risk is inherent in accomplishing the Company's objectives. Oversight of the Company's risk management is therefore an important function of the Board. The Board and management consider factors such as a risk's likelihood, potential impact and time horizon. To evaluate risk and administer its oversight function, the Board relies on the breadth and depth of experience of its directors, delegating responsibility to its standing committees as appropriate. To the extent necessary, the Board also discusses risks during its executive sessions. Management plays a key role in risk management and regularly provides updates to the Board. The Board is also informed on the recommendations of external advisors, including law firms, financial firms, auditors, compensation consultants and other experts.

The Board of Directors

The Board as a whole primarily oversees matters related to strategic and operational risk. The Board's standing committees report to the full Board regarding their respective considerations and actions. The Board's role in the Company's risk oversight process includes reviewing and discussing with members of management areas of material risk to the Company, including strategic, operational, financial and legal risks.

The Audit and Finance Committee

The Audit Committee oversees matters of financial, legal and compliance risk. In administering this oversight, the Audit Committee regularly receives reports from the Controller, Treasurer, General Counsel, head of Internal Audit and others, and it interacts directly with the Company's independent auditors. The Audit Committee has been delegated responsibility for oversight of data privacy and cybersecurity risk and receives regular updates from the Company's Chief Information Officer and its Chief Information Security Officer.

The Remuneration and Nomination Committee

The RemCo addresses risks related to compensation and other talent-related matters, as well as risks associated with Board independence and governance. It receives regular reports from the Chief Human Resources Officer and its independent compensation consultant, Frederic W. Cook & Co. ("FW Cook").

Management

Management plays a central role in the Company's risk management and regularly provides updates to the Board on a variety of relevant matters, including strategy and operations, cybersecurity, data privacy, sustainability, human capital management, supply chain, legal matters and other key topics. The Company's processes, disclosure controls and procedures and internal controls are designed to facilitate the identification and management of risks and to cause key risks to be escalated to the Board. In some cases, management implements its risk management function through internal committees. The Company's full Disclosure Review Committee meets at least quarterly and is comprised of several members of senior management, including our Controller, General Counsel, the financial heads for our business units, the heads of Internal Audit and Financial Planning & Analysis and others. The Disclosure Review Committee discusses key issues within the Company that may implicate public reporting, which are elevated to the Board as appropriate. Similarly, the Company's Sustainability Governance Committee, which is comprised of select Executive Leadership Team members and other key leaders, monitors and responds to ESG-related risk and periodically reports to the Board through the Chief Corporate Affairs Officer.

Board Oversight of Corporate Responsibility and ESG Matters

The Board oversees KDP's corporate responsibility strategy and goals and sets the tone for the Company's commitment to act responsibly and be a force for positive impact. Our Corporate Governance Principles reflect our longstanding commitment to addressing ESG matters directly with the full Board. In this regard, the Board oversees the Company's environmental sustainability and social responsibility strategies and commitments, including for climate, water, circular economy, health and wellbeing, sustainability practices within our supply chain, human rights, and diversity and inclusion. The RemCo assists the Board with oversight of human capital management strategies and corporate governance matters.

The full Board approves long-term goals and commitments under our focus areas of Environment, Supply Chain, Health & Wellbeing and People & Communities. KDP executive leaders help guide and develop these corporate responsibility programs; the KDP Executive Leadership Team ensures alignment of our corporate responsibility approach and strategies with our long-term business objectives, provides advisory support on programs and monitors progress. The Chief Corporate Affairs Officer provides periodic updates on progress to the Board.

We are committed to transparency and information sharing in corporate responsibility, including related ESG topics that impact our Company, and plan to release our sixth annual Corporate Responsibility Report in the summer of 2024. Our Corporate Responsibility Reports and policies, including our ethics and compliance policies, can be found at www.keurigdrpepper.com. The information on, or accessible through, our website is not incorporated by reference into, and is not a part of, this Proxy Statement.

Board and Committee Evaluations

The Board, as well as each standing committee, conducts an annual self-evaluation to assess its performance. All directors participate in the formal evaluation process, responding to written questions designed to elicit information to be used in improving Board and committee effectiveness. Director feedback is solicited from the formal self-evaluation process and is shared on an anonymous basis with the entire Board and committee and, where appropriate, addressed with management. In response to feedback from the evaluation process, our Board and committees work with management to improve our policies and procedures to further Board and committee effectiveness.

Code of Conduct

We are dedicated to earning the trust of our customers and investors, and our actions are guided by the principles of integrity, trustworthiness, dependability and respect. The Board has adopted a Code of Conduct that all employees, officers and directors are expected to adhere to. All employees and all Board members are required to participate in annual Code of Conduct training and certifications, and a material violation of the Code of Conduct is cause for termination. Our Code of Conduct is posted on our website at www.keurigdrpepper.com within "Our Policies" found under "Who We Are" on our homepage. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K or applicable stock exchange rules regarding any amendment to, or waiver from, a provision of the Code of Conduct for our directors and executive officers (including senior financial officers) by posting such information on our website at www.keurigdrpepper.com.

Certain Relationships and Related Party Transactions

Related Person Transactions Policy

We have adopted a written Related Person Transactions Policy, which applies to any transaction or proposed transaction in which KDP is a participant, the amount involved exceeds $120,000, and a related person under the policy has a direct or indirect material interest. In general, related persons are directors, executive officers, their immediate family members, and stockholders beneficially owning more than 5% of our outstanding stock and their immediate family members. Pursuant to this policy, management determines whether a transaction requires review by the disinterested directors of the Board or Audit Committee. Based on its consideration of all of the relevant facts and circumstances, the disinterested members of the Board or Audit Committee, as applicable, decide whether or not to approve such transactions and approve only those transactions that are deemed to be in the best interests of KDP and its stockholders. Our Related Person Transactions Policy also includes certain exceptions for transactions that are considered pre-approved under the terms of the policy.

Certain Related Person Transactions

Existing Commercial Arrangements with JAB Related Persons

KDP has previously negotiated and disclosed a number of arm's length commercial arrangements with Peet's Coffee & Tea, Inc. ("Peet's"), Caribou Coffee Company, Inc. ("Caribou"), Einstein Bros Bagels ("Einstein Bros"), and Krispy Kreme, Inc. ("Krispy Kreme"). KDP's largest stockholder, JAB, has controlling or significant investments in Peet's, Krispy Kreme and Panera Brands, which includes Caribou and Einstein Bros.

KDP purchases certain raw materials from Peet's and manufactures coffee and tea portion packs under Peet's brands for sale by KDP and Peet's in the U.S. and Canada. KDP exclusively manufactures, distributes and sells Peet's ready-to-drink beverage products in the U.S. and Canada. Peet's is also an authorized distributor of KDP products. KDP licenses the Caribou and Krispy Kreme trademarks for use in the manufacturing of portion packs for the Keurig brewing system. KDP also sells various syrups and packaged beverages to Caribou, Einstein Bros and Krispy Kreme for resale to retail customers.

Related Person Transactions in 2024

On March 5, 2024, KDP repurchased 35 million shares from JAB, our largest stockholder, (the "Repurchase") in connection with JAB's underwritten secondary offering of 100 million shares of KDP's common stock. KDP repurchased the shares at a per share of $28.90, the price paid by the underwriters, for a total price of $1,011,500,000. In accordance with our Related Person Transactions Policy, the Repurchase was approved by a majority of the disinterested directors on the Board.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and officers and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC. Based on our review of such reports and written representations from our directors and officers, except as previously reported, we believe that all such filing requirements were met from January 1, 2023 through the record date, with the exception of (1) for Karin Rotem-Wildeman, one Form 4 relating to one transaction, filed late on August 4, 2023 due to administrative error and (2) for Roger Johnson, one timely filed Form 3 that inadvertently reported the incorrect number of shares of common stock beneficially owned.

Where to Find More Information

You can access our corporate governance documents, including the policies listed below, at www.keurigdrpepper.com. We will also provide copies of any of these documents to stockholders upon written request to the Corporate Secretary.

- By-Laws
- Corporate Governance Principles
- Board Committee Charters
- KDP Code of Conduct
- Political Contributions Policy
- Supplier Code of Conduct
- Environmental Policy
- Water Policy
- Climate Policy

Stockholder Outreach and Communications with the Board

As part of our effort to better understand our stockholders' perspectives, we regularly engage with our stockholders, seeking their input and views on various matters. We discuss a variety of topics with our stockholders, including the Company's business strategy, financial performance, executive compensation and environmental, social and governance matters. The Board values our stockholders' perspectives, and the feedback we receive continues to inform our policies and practices.

Any interested party may communicate with the Board, the Executive Chairman, the Lead Director or the independent directors on a Board-related issue by sending an email to ir@kdrp.com or corporatesecretary@kdrp.com or sending a written communication to: Corporate Secretary, Keurig Dr Pepper Inc., 6425 Hall of Fame Lane, Frisco, TX 75034. Communications related to the responsibilities of the Board will be distributed to the Board, or to any individual director or directors as appropriate, depending on the facts and circumstances outlined in the communication.

Director Compensation

Our non-employee director compensation program is guided by three goals: compensation should fairly pay directors for work required in a company of our size and scope; compensation should align directors' interests with the long-term interests of stockholders; and the structure of the compensation should be easy for stockholders to understand. The Board believes that a director's total compensation should include a significant equity component because it believes that this more closely aligns the long-term interests of directors with those of stockholders and provides a continuing incentive for directors to foster the Company's success. In furtherance of these goals, our non-employee directors are bound by an equity ownership requirement of at least five times the annual cash retainer for a director.

Directors' compensation is determined by the Board, and the RemCo makes recommendations to the Board based on periodic benchmarking assessments and advice received from FW Cook, its independent compensation consultant. While director compensation was unchanged from fiscal 2022 to fiscal 2023, in 2023, the Board approved an increase of $10,000 to the annual equity award granted to all directors and an increase of $5,000 to the annual cash retainer for all directors, effective beginning in fiscal 2024, in each case to maintain alignment with market practices for a company of our size and scope.

Summary of 2023 Compensation Elements

Annual Compensation Elements	Amount
Board Retainer	$105,000
Audit & Finance Committee Chair Retainer	40,000
Remuneration & Nominating Committee Chair Retainer	30,000
Lead Director Retainer	40,000
Annual Equity Award	165,000

In determining the number of shares that will be issued in connection with an annual equity award to directors, the Company divides the dollar amount of an award approved by the Board by the closing price per share of KDP common stock on the date of grant of the award. Annual equity awards to directors vest in full on the fifth anniversary of the grant date. If a director's service with the Company terminates for any reason, the award will vest in full on the termination date, except that awards granted within one year of the termination date will vest on a pro rata basis.

Non-Employee Director Compensation for Fiscal 2023

The following table contains information with respect to the annual compensation of our non-employee directors earned during 2023 with respect to their Board service:

Name	Fees Earned Or Paid In Cash ($)[1]	Stock Awards ($)[2][3]	Total ($)
Oray Boston	$ 96,250	$147,676	$243,926
Michael Call[4]	52,500	147,676	200,176
Olivier Goudet	105,000	147,676	252,676
Peter Harf	105,000	147,676	252,676
Juliette Hickman	105,000	147,676	252,676
Paul Michaels	175,000	147,676	322,676
Pamela Patsley	105,000	147,676	252,676
Lubomira Rochet	105,000	147,676	252,676
Debra Sandler	105,000	147,676	252,676
Robert Singer	145,000	147,676	292,676
Larry Young	105,000	147,676	252,676

(1) The amounts reported in this column reflect cash retainers paid in 2023. The directors are paid their cash retainers quarterly in arrears.

(2) The amounts reported in this column reflect the grant date fair value associated with restricted stock units ("RSUs") granted to each director and are computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718, Stock Compensation ("ASC 718"). In accordance with ASC 718, the amounts reported in this column are lower than the face value of the awards when approved because the RSUs do not accrue or otherwise participate in the Company's dividends prior to vesting. Even though the RSUs may be forfeited, the amounts reported do not reflect this contingency.

(3) The following table shows the aggregate number of outstanding RSUs for each non-employee director as of December 31, 2023. Mr. Call was no longer serving as a Company director as of December 31, 2023 and held no outstanding unvested KDP equity awards as of such date.

Name	KDP RSUs
Oray Boston	4,826
Michael Call	—
Olivier Goudet	27,429
Peter Harf	27,429
Juliette Hickman	14,326
Paul Michaels	27,429
Pamela Patsley	27,429
Lubomira Rochet	11,385
Debra Sandler	11,385
Robert Singer	27,429
Larry Young	27,429

(4) Mr. Call resigned from the Board effective March 2, 2023. During the period he served, Mr. Call was an officer of Mondelēz International, Inc. ("Mondelēz") and served on the Board of KDP as a nominee of Mondelēz. Mr. Call agreed that he would not receive any separate compensation for serving as a director of KDP and would transfer to Mondelēz any director compensation he received from KDP, including any shares issued upon settlement of any RSUs.

EXECUTIVE OFFICERS

Our executive officers are as follows:

Executive Officers	Age	Position
Andrew Archambault	50	President, U.S. Refreshment Beverages
Timothy Cofer	55	Chief Executive Officer
Mary Beth DeNooyer	53	Chief Human Resources Officer
Robert Gamgort	61	Executive Chairman
Roger Johnson	45	Chief Supply Chain Officer
Patrick Minogue	49	President, U.S. Coffee
Monique Oxender	48	Chief Corporate Affairs Officer
Sudhanshu Priyadarshi	47	Chief Financial Officer and President, International
Karin Rotem-Wildeman	52	Chief Research & Development Officer
Anthony Shoemaker	41	Chief Legal Officer, General Counsel and Secretary
Justin Whitmore	41	Chief Strategy Officer

For more information about Messrs. Cofer and Gamgort, see "Proposal 1 – Election of Directors." Biographical information about our other executive officers is set forth below:

Andrew Archambault   President, U.S. Refreshment Beverages

Andrew Archambault has served as our President, U.S. Refreshment Beverages since November 2023. He leads all aspects of the business unit including marketing, fountain food service, concentrate sales, and our nationwide direct store delivery (DSD) network.

Prior to this appointment, Mr. Archambault served as President, Commercial & Beverage Concentrates beginning in August 2022, where he led full-portfolio business planning, national account management and sales execution and all enterprise commercial functions as well as fountain food service and cola-affiliated bottlers and distributors. He was previously our Chief Customer Officer from January 2021 to August 2022 and our Senior Vice President of National Retail Sales from October 2018 to January 2021. Prior to that, he was Senior Vice President for U.S. Commercial Strategy at Keurig Green Mountain.

Before joining Keurig Green Mountain, Mr. Archambault served as Chief Commercial and Customer Officer for The Nature's Bounty, Co. and as Vice President and Managing Director for Bacardi USA. His career also includes 17 years at The Coca-Cola Company, where he held a variety of sales and corporate roles.

Mr. Archambault is an Executive Board and Committee member of the American Beverage Association (ABA) and a member of the Board of Directors of Tractor Beverage Company. He earned undergraduate degrees in Business Management and Political Science from Gettysburg College and an MBA from Georgia State University.

Mary Beth DeNooyer   Chief Human Resources Officer

Mary Beth DeNooyer joined KDP as Chief Human Resources Officer in July 2019. She leads all Human Resources responsibilities including recruitment, talent management and organizational development, compensation and benefits, employee and labor relations, and diversity and inclusion.

With nearly 30 years of career experience in food and beverage companies, Ms. DeNooyer has extensive experience in designing and implementing HR processes and programs to support publicly traded companies. Prior to joining KDP, she served as Chief HR Officer at Pinnacle Foods for six years, as Chief Human Resources Officer for Hillshire Brands and held key HR roles at Sara Lee.

She spent more than a decade with Pepsi Bottling Group, holding progressive HR leadership roles, and started her career with General Mills.

She holds a master's degree in Industrial and Labor Relations from Cornell University and a bachelor's degree in Business Administration from Drexel University.

Roger Johnson
Chief Supply Chain Officer

Roger Johnson was named Chief Supply Chain Officer of KDP in October 2022. He is responsible for the Company's end-to-end supply chain, including manufacturing, procurement, logistics, warehousing, transportation and quality, environment, health and safety.

Mr. Johnson joined KDP in 2016 and has held several leadership positions across the supply chain and R&D organizations, including Chief Product Officer for the Keurig brand from September 2021 to October 2022 and Senior Vice President, Global Product Organization and GM Asia from April 2020 to September 2021. In those roles, he established KDP's global operations center in Singapore, diversified the organization's brewer manufacturing network across Asia and designed highly successful brewer innovation strategies.

With more than 20 years of experience in consumer durables, electronics, food and beverage and automotive industries, Mr. Johnson has held leadership roles in product development, engineering and supply chain for organizations including BISSELL Homecare, Whirlpool Corporation and Ford Motor Company.

He holds a bachelor's and master's degree in engineering from Purdue University and an MBA from the University of Michigan.

Patrick Minogue
President, U.S. Coffee

Patrick Minogue has served as our President, U.S. Coffee since November 2023, driving the Company's leadership position in the single-serve coffee category by leading Keurig system strategy, brand marketing, direct-to-consumer, digital products, away-from-home and partner management.

He was previously Senior Vice President and GM of Coffee Operations for KDP from June 2023 to November 2023, Senior Vice President, Digital and Keurig System Strategy from January 2023 to June 2023 and Senior Vice President, Keurig Experience from November 2020 to December 2022, among other roles. Since joining the Company in 2015, Mr. Minogue has leveraged his background in technology and marketing, and his more than fifteen years of beverage industry experience, to enhance KDP's consumer-facing capabilities. He has played a key role in the innovation and growth of the Keurig system, including the successful launch of connected brewers, the strategy and products that are capturing iced and specialty coffee occasions, and the ongoing growth of KDP's leading e-commerce platforms, including Keurig.com.

Prior to joining KDP, Mr. Minogue served as Vice President of Customer Marketing for Bacardi USA, where he led a transformation of commercial and channel strategy capabilities. He had previously spent five years as a brand marketer, working on some of the largest brands at Molson Coors Beverage Company (then MillerCoors). Mr. Minogue began his career with commercial roles in the technology industry.

He holds an MBA from Georgetown University and a bachelor's degree from Harvard University.

Monique Oxender
Chief Corporate Affairs Officer

Monique Oxender has served as KDP's Chief Corporate Affairs Officer since November 2023 and served as our Interim Chief Corporate Affairs Officer from August 2023 until November 2023, leading KDP's sustainability, government affairs, corporate communications and internal communications work.

She was previously KDP's Senior Vice President & Chief Sustainability Officer from November 2014 to August 2023, where she designed and implemented the organizational and strategic framework for the Company's corporate responsibility platform. Before KDP, Ms. Oxender held management roles with Ford Motor Company, where she designed and managed industry-leading supply chain sustainability programs and served in leadership roles for critical multi-stakeholder collaborations working with industry associations, the United Nations Global Compact, U.S. State Department, Department of Labor and the Organization for Economic Co-operation and Development (OECD).

Ms. Oxender serves on the Board of Directors for World Coffee Research. She is a member of the Strategic Advisory Council for The Erb Institute, a partnership between the Ross School of Business and the School for Environment and Sustainability at the University of Michigan. She was previously recognized as one of the Top 100 Leaders in Sustainability by Sustainability Magazine.

She holds an MBA and a master's degree in Resource Ecology from the University of Michigan and dual bachelor degrees from Miami University.

Sudhanshu Priyadarshi   Chief Financial Officer and President, International

Sudhanshu Priyadarshi has served as our Chief Financial Officer since November 2022, with his role expanding to include President, International in November 2023. He leads the Finance, Information Technology organizations and is responsible for KDP's International Business Segment.

A seasoned global finance, strategy and operations executive, Mr. Priyadarshi has more than 25 years of leadership experience in the food and beverage, retail, pharmaceutical and logistics industries. Before KDP, from April 2020 to November 2022, Mr. Priyadarshi was CFO of Vista Outdoor Inc. (NYSE: VSTO), a leading global designer, manufacturer and marketer of outdoor sports and recreation consumer products.

Previously, from 2018 to 2019, Mr. Priyadarshi served as CFO of Flexport, a worldwide provider of logistics solutions, where he led all financial operations, Global Real Estate and Insurance P&L. He also held leadership positions at Walmart as Vice President of Finance for the growing U.S. e-commerce and Vice President of Finance and Strategy for the $100 billion General Merchandise and Softline division. Before Walmart, he worked at Cipla as the Global COO and Global Head of Corporate Strategy and Development. He held progressive roles in his 14 years at PepsiCo, including CFO of Global R&D and PepsiCo Global Nutrition Platforms.

Mr. Priyadarshi serves on the Board of Directors of Wabash (NYSE: WNC), a world-class manufacturer of advanced engineered solutions and services for the transportation, logistics and distribution industries.

He holds a bachelor's degree in Physics from Tilka Manjhi Bhagalpur University in India and an MBA in Finance from the University of Technology, Sydney.

Karin Rotem-Wildeman   Chief Research & Development Officer

Karin Rotem-Wildeman serves as our Chief Research & Development Officer, leading product development, packaging innovation, flavor technology and associated R&D capabilities.

Ms. Rotem-Wildeman joined KDP in January 2023 with over 25 years of leadership experience in product innovation and commercialization for leading global food and beverage companies, including PepsiCo, Nestle and GODIVA Chocolatier, where she was the Global Head of Research and Development from September 2019 to January 2021. Additionally, from January 2021 to December 2022, she was Chief Scientific Officer at the LIVEKINDLY Collective, a plant-based startup with a portfolio of established brands and innovative new products.

Ms. Rotem-Wildeman spent 18 years with PepsiCo in global R&D leadership roles across beverages and food, last serving as Senior Vice President, Beverage Regional R&D. During her tenure, she led innovation into emerging white spaces as well as renovation in core categories and oversaw work in process development, strategy, portfolio management and venture capital investment.

Ms. Rotem-Wildeman holds a Doctorate in Chemical Engineering from the University of Massachusetts Amherst and a bachelor's degree in Chemical Engineering from Lehigh University. She currently serves on the department advisory boards of both academic institutions.

Anthony Shoemaker   Chief Legal Officer, General Counsel and Secretary

Anthony Shoemaker has served as our Chief Legal Officer, General Counsel & Corporate Secretary since October 2021.

Prior to this appointment, he had been with the Company as Senior Vice President and Assistant General Counsel from April 2020 to September 2021, leading the legal efforts for securities, corporate governance, finance, tax, treasury and mergers and acquisitions.

Before KDP, Mr. Shoemaker served as Vice President, Assistant General Counsel and Corporate Secretary at Tenet Healthcare, a healthcare services company, where he held various positions of increasing responsibility from September 2014, including most recently as Assistant General Counsel & Corporate Secretary from May 2018 to April 2020, and was responsible for a broad range of corporate and transactional legal matters. He began his legal career as a corporate attorney at Gibson, Dunn & Crutcher LLP.

Mr. Shoemaker holds a Bachelor of Business Administration in Management from Abilene Christian University and received his Juris Doctorate from The University of Chicago Law School.

Justin Whitmore   Chief Strategy Officer

Justin Whitmore has served as our Chief Strategy Officer since March 2021. He is responsible for enterprise strategy, mergers and acquisitions, strategic partnerships, and venture investments.

Before joining KDP, from 2017 to 2021, Mr. Whitmore held end-to-end strategy, venture, and general management roles at Tyson Foods, a multinational food company, including Executive Vice President and Chief Strategy & Sustainability Officer. He has also worked extensively with leading consumer packaged goods companies as a management consultant at McKinsey & Company.

Mr. Whitmore has previously been named to CNN's "Risk Takers" list of the top 20 leaders pushing global business forward, featured as an "American Food Hero" by EatingWell magazine and included in Savoy magazine's Most Influential Black Executives in Corporate America and Black Enterprise magazine's 300 Most Powerful Executives in Corporate America.

Mr. Whitmore serves on the Board of Directors of Nutrabolt, a leader in sports nutrition and better-for-you performance beverages, and Athletic Brewing Co., the market leader in non-alcoholic craft beer, as well as on the Corporate Advisory Board of the University of Notre Dame's Mendoza College of Business.

He earned his bachelor's degree in Management from the University of Alabama at Birmingham and his MBA from the Mendoza College of Business at the University of Notre Dame.

PROPOSAL 2 – ADVISORY RESOLUTION TO APPROVE KDP'S EXECUTIVE COMPENSATION

As required by Section 14A of the Exchange Act, the Company is asking stockholders to approve an advisory resolution to approve the Company's executive compensation as reported in this Proxy Statement. As described in the Compensation Discussion and Analysis section of this Proxy Statement, the Company's executive compensation programs are designed to attract and retain talent through the alignment of pay and financial interests of our executives with stockholder value creation. We will continue to design and implement our compensation programs and policies in line with this philosophy to promote superior performance results and generate greater value for our stockholders.

In accordance with the Exchange Act, and as a matter of good corporate governance, the Company is asking stockholders to approve the following non-binding advisory resolution at the 2024 Annual Meeting:

"RESOLVED, that the stockholders of Keurig Dr Pepper Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the Compensation Discussion and Analysis, compensation tables and the related narrative discussion in the Proxy Statement for the Company's 2024 Annual Meeting of Stockholders."

Because your vote on this proposal is advisory, it will not be binding on the Board. However, the RemCo and the Board will consider the outcome of the vote when making future compensation decisions. The Board currently holds this "say on pay" advisory vote on an annual basis and expects the next such vote after the 2024 Annual Meeting will be held at the Company's 2025 Annual Meeting of Stockholders.

 **The Board unanimously recommends that KDP's stockholders vote "FOR" the approval of the Advisory Resolution to Approve KDP's Executive Compensation**

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Discussion and Analysis that follows describes our executive compensation philosophy and programs, as well as the RemCo's compensation-setting process and the 2023 compensation of our named executive officers ("NEOs").

Our NEOs for fiscal 2023 are:

Robert Gamgort
Executive Chairman, effective
April 26, 2024
Chief Executive Officer for 2023

Sudhanshu Priyadarshi
Chief Financial Officer and
President, International

Timothy Cofer
Chief Executive Officer, effective
April 26, 2024
Chief Operating Officer for 2023

Karin Rotem-Wildeman
Chief Research & Development Officer

Andrew Archambault
President, U.S. Refreshment Beverages

Mr. Gamgort served as the Chief Executive Officer of the Company through April 26, 2024, at which time he transitioned to a role as the Company's Executive Chairman and Mr. Cofer was promoted from Chief Operating Officer to Chief Executive Officer. Mr. Priyadarshi's role of Chief Financial Officer was expanded to also include the position of President, International, effective November 6, 2023. Mr. Archambault was promoted from President, Commercial & Beverage Concentrates, to President, U.S. Refreshment Beverages, effective November 6, 2023.

Table of Contents

Overview

2023 Performance Highlights

During 2023, KDP achieved the following financial and operational highlights:

Net Sales **$14.8B** ↑ 5.4% as compared to 2022	Keurig coffee brewing system expanded to approximately **40M** U.S. households	Grew market share in **85%** of the categories in our U.S. Refreshment Beverages segment	Expanded presence in **ready-to-drink coffee and sports hydration categories**

KDP's history of strong revenue growth continued in 2023, with 5.4% reported net sales growth for the full year. During 2023, we also expanded our portfolio into quickly growing ready-to-drink coffee and sports hydration categories through strategic partnerships. Early in 2024, we introduced a multi-year innovation agenda for our Keurig coffee brewing system, featuring a completely reimagined coffee system using plastic- and aluminum-free pods, which will begin beta testing as early as fall 2024. Additionally, we continued to enhance our positive impact on a variety of stakeholders through continued progress towards our ambitious corporate responsibility commitments.

KDP is driven by a talented team that is empowered by our Challenger culture and anchored in our values: Team First, Deliver Big, Think Bold and Be Fearless and Fair. KDP's team is a key driver of its success, and the Company's compensation philosophy for senior leaders is designed to spur their performance. KDP's Board has long required senior executives to acquire and hold a significant amount of Company shares over long time horizons, including through the Elite Investment Program. These compensation practices distinguish KDP from most of its peers, and the Board believes they are a key component of the Company's success. KDP's Board seeks senior executives who are more than managers and truly act as co-owners of the enterprise alongside its stockholders.

Our Compensation Philosophy & Practices

The primary objectives of our executive compensation program are to:

▪ Attract and retain highly qualified and experienced executives

▪ Motivate executives to achieve KDP's strategic goals and adhere to our values

▪ Encourage, reinforce and reward long-term delivery of stockholder value

▪ Align executives' interests with stockholders' interests by requiring the purchase and retention of significant levels of KDP stock

Elements of KDP's Compensation Program

NEO compensation consists of base salary, annual cash incentive awards under our Short-Term Incentive Plan ("STIP"), annual equity awards under our Long-Term Incentive Plan ("LTIP"), and our unique Elite Investment Program.

Element	Description	Objective
Base Salary	Fixed cash paid regularly during the year See page 31 for more information	To attract and retain highly qualified executives by offering salaries that are competitive with market opportunities and that reflect each executive's position, role, responsibility and experience
Short-Term Incentive Plan	Variable performance-based cash payment based on achievement of annual performance goals, paid during the first quarter of the subsequent year See page 31 for more information	To motivate and reward executives for meeting challenging, objective performance goals across three categories: growth, profit and cash
Annual LTIP Awards	Time-based restricted stock units ("RSUs") that vest over five years See page 32 for more information	To reward performance over the longer term by encouraging focus on the long-term value of our stock while discouraging excessive risk taking to optimize short-term and non-sustainable performance
Elite Investment Program	Required purchases of significant levels of KDP common stock coupled with a one-for-one matching award of RSUs ("Matching RSUs") that generally cliff vest in five years See page 33 for more information	To directly align the interests of executives with stockholders by requiring significant personal investment in the Company over an extended period of time

Competitive Pay Tied Closely to Long-Term Performance

To retain the right talent needed to lead our Challenger culture, and to align the interests of our NEOs with our stockholders, a significant portion of executive compensation is tied to Company performance in the form of annual cash incentives and equity awards as well as required participation in our Elite Investment Program. The Elite Investment Program provides an opportunity for executives to realize substantial value when they invest their own funds alongside our stockholders and incentivizes commitment to the long-term performance of the Company.

The RemCo generally reviews and targets the 50th percentile market pay level when assessing target annual cash compensation, the 75th percentile when assessing equity compensation, and between the 50th and 75th percentile when assessing total target compensation. We benchmark our compensation against a peer group of companies with which we compete for key talent (the "Compensation Peer Group"), as described more fully below. We also provide certain limited benefits and perquisites that are in line with market practice and typically represent a non-material aspect of compensation for our NEOs.

Compensation Policies and Governance Practices

Our compensation governance policies further align our executives' interests with those of our stockholders and are designed to manage risk and follow best practices:

Significant stock ownership required. KDP's Board strongly believes that significant long-term stock ownership by our executives is an important factor in aligning executive and stockholder interests to successfully deliver stockholder value over the long term. All NEOs and other senior executives are subject to a stock ownership requirement and must also participate in the Elite Investment Program, which requires substantial investment in our Company and maintaining that entire investment for at least five years until associated Matching RSUs fully vest. Mr. Gamgort, Mr. Priyadarshi, Mr. Cofer, Ms. Rotem-Wildeman and Mr. Archambault have each made substantial personal investments in KDP stock during their tenures and as of the record date collectively own common stock valued at approximately $150 million.

Incentives do not encourage excessive risk taking. In order to assess the risk inherent in the design of our compensation program, the RemCo periodically reviews our plans and programs and has determined that our compensation program is not designed to encourage excessive risk taking. For example, we continue to utilize multiple performance measures under the annual STIP to reduce the risk of over-concentration on a single business or financial metric, while our equity awards generally have five-year vesting periods tied to continued employment with the Company, which discourages excessive risk taking intended to optimize short-term and non-sustainable performance.

Clawback policies and provisions applicable to our incentive compensation programs. In September 2023, we adopted a Rule 10D-1 Clawback Policy, which is intended to comply with the requirements of Nasdaq Listing Standard 5608 implementing Rule 10D-1 under the Exchange Act. In the event the Company is required to prepare an accounting restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will, subject to limited exceptions, recover, on a reasonably prompt basis, the excess incentive-based compensation received by any covered executive, including the NEOs, during the prior three fiscal years that exceeds the amount that the executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements. In addition to the Rule 10D-1 Clawback Policy, the Company maintains a Senior Leadership Clawback Policy applicable to our executive leadership, which allows for recoupment of short-term and long-term incentive compensation (including time-based equity awards) from certain executives, including the NEOs, in the event of misconduct.

Double-trigger equity award vesting upon a change of control. All outstanding unvested equity awards that provide for additional or accelerated payment or fully accelerated vesting in connection with a change in the control of the Company, including the annual LTIP awards and the Matching RSUs issued pursuant to the Elite Investment Program, require a "double trigger," which means that accelerated vesting of equity will only occur upon a qualifying termination of employment in connection with a change of control (and not solely as a result of the completion of a change in control transaction).

No hedging. Under our insider trading policy, all employees and members of the Board are prohibited from engaging in any speculative transactions in KDP securities, including engaging in short sales, transactions involving put options, call options or other derivative securities, or any other forms of hedging transactions, such as collars or forward sale contracts.

No backdating or repricing of equity awards, including stock options. While stock options are not currently part of our compensation mix, repricing of stock options and issuing stock options at below-market exercise prices are strictly prohibited by our equity incentive plan, and any options we would grant must have an exercise price at least equal to the fair market value of our stock on the date of grant.

Limited tax gross-ups. Any personal income taxes due as a result of compensation and/or perquisites, other than reimbursement for taxes incurred with respect to certain relocation-related expenses or expatriate assignments, are the responsibility of the NEOs. We do not provide tax gross-ups on any change-in-control benefits.

Minimal perquisites. NEO perquisites are evaluated annually by the RemCo for reasonableness and typically represent a non-material aspect of any NEO's total compensation.

Roles and Responsibilities with Regard to Compensation

Role of the Executive Chairman, CEO, RemCo and Board

Our RemCo annually evaluates and approves compensation for our NEOs and full executive leadership team, including equity awards, bonus payouts and any changes in compensation packages. The RemCo's determinations regarding the compensation of our executive officers take into account a variety of factors, including recommendations by our Executive Chairman and CEO (except regarding themselves) and other factors the RemCo believes are appropriate. Changes in overall target compensation levels are typically only approved in the event of significant changes in responsibility or market positioning.

Role of Compensation Consultant

The RemCo has engaged FW Cook to provide information regarding the Compensation Peer Group and compensation benchmarking data for NEOs and executive-level positions, as well as information about market practices for incentive compensation, plan governance and executive compensation-related regulatory developments. Each year, the RemCo assesses the independence of the compensation consultant, and for 2023, the RemCo concluded that FW Cook is independent, and no conflict of interest exists with regard to FW Cook's engagement.

Although members of senior management consult with FW Cook, FW Cook reports directly to the RemCo. All decisions with respect to the amount and form of NEO compensation under our executive compensation programs are made solely by the RemCo and the Board, and may reflect factors and considerations other than the information provided by FW Cook.

Role of Stockholders

As part of its annual processes, the RemCo considers the results of the stockholder advisory vote on our executive compensation from prior years. Our stockholders have expressed support for our executive compensation programs to date, with approximately 82% of votes cast in 2023 supporting the advisory vote and at least 94% approving in each of 2022 and 2021. The Board believes that our executive compensation programs are successful in aligning management and stockholder interests and has not made changes to our compensation program in response to the results of the most recent vote. The RemCo values feedback from our stockholders and will continue to design and implement our compensation programs and policies in line with our philosophy to promote superior performance results and generate greater value for our stockholders.

Peer Group, Market Data and Benchmarking

In establishing compensation for our NEOs, the RemCo considers the compensation practices of the Compensation Peer Group and the pay levels for similar roles among the Compensation Peer Group companies. The RemCo considers a total compensation range between the 50th and 75th percentile as reasonable for this purpose given the aggressive KDP business plan goals under the STIP and the high levels of "at-risk" pay for all KDP senior executives.

The RemCo periodically reviews the make-up of the Compensation Peer Group with input from FW Cook. The Compensation Peer Group includes companies that compete directly with us for executive talent and compete with us in the marketplace for business and investment opportunities.

The 2023 Compensation Peer Group remained the same as 2022 and was comprised of the following companies:

Anheuser-Busch InBev SA/NV	The Kraft Heinz Company
Campbell Soup Company	McCormick & Company, Incorporated
Chocoladefabriken Lindt & Spruengli AG	Mondelēz International, Inc.
The Coca-Cola Company	Nestlé S.A.
Danone	PepsiCo, Inc.
Diageo plc	The Procter & Gamble Company
The Hershey Company	Reckitt Benckiser Group plc
Kellanova (f/k/a Kellogg Company)	Unilever PLC

2023 Compensation Decisions

The specific compensation elements and decisions applicable to our NEOs' 2023 compensation are described in detail below.

Base Salary

Base salaries provide executives with a secure, fixed base of cash compensation in recognition of role, individual responsibilities, experience and job performance. Salary levels are reviewed annually by the RemCo, and any salary increases are approved after a comparative analysis of base salaries for similar positions among the Compensation Peer Group. When determining base salaries and salary increases, the RemCo considers external market conditions in addition to total direct compensation targets and personal performance. Each NEO's annual base salary as of December 31, 2023 follows:

NEO	Base Salary
Robert Gamgort	$1,500,000
Sudhanshu Priyadarshi	850,000
Timothy Cofer	1,150,000
Karin Rotem-Wildeman	425,000
Andrew Archambault	750,000[1]

(1) Mr. Archambault's salary was increased from $600,000 to $750,000, effective November 6, 2023, upon his promotion to President, U.S. Refreshment Beverages.

In February 2024, Mr. Priyadarshi's and Ms. Rotem-Wildeman's base salaries were increased to $900,000 and $475,000, respectively. In connection with the Company's succession plan, Mr. Gamgort's base salary was reduced to $1,000,000 upon his transition to Executive Chairman, and Mr. Cofer's base salary was increased to $1,250,000 upon his transition to Chief Executive Officer.

Short-Term Incentive Plan

The STIP is a key component of KDP's annual compensation program and is designed to link performance-based, at-risk annual cash incentives to the achievement of predetermined financial performance goals that correspond directly with the Company's annual operating plan and external earnings guidance. The RemCo believes that aligning bonus payouts directly with these key quantifiable performance targets encourages and rewards the achievement of financial metrics designed to contribute to the Company's long-term success.

STIP Structure

For our 2023 STIP, to align incentives to achieve results for the overall enterprise, we established a single set of enterprise performance goals for our NEOs, while also adding a new business unit-specific component for employees who were fully dedicated to a business unit. This change was intended to more directly align business unit performance with employee compensation and drive stronger accountability among employees. For those employees dedicated to a specific business unit, business unit performance was weighted at 25% of the STIP award, and enterprise performance was weighted at 75% of the STIP award. For employees who were not dedicated to a specific business unit, 100% of the STIP award was based on enterprise performance. The RemCo determined that the STIP award for our full executive leadership team, including all NEOs, should be based 100% on enterprise performance given their role leading the Company.

The STIP has a single payout scale with a minimum payout of 0% and a maximum payout of 200% of the target STIP award for all bonus-eligible employees, in line with our pay-for-performance philosophy. Target STIP awards for each NEO are set as a percentage of that NEO's base salary. For 2023, Mr. Gamgort's target was set at 150% of base salary, Mr. Cofer's at 125% of base salary, Messrs. Priyadarshi's and Archambault's at 80% of base salary and Ms. Rotem-Wildeman's at 70% of base salary. The STIP payout is based on the Company's achievement on three categories of quantifiable metrics that are aligned with our annual business plan:

- **Growth**, measured by total Net Sales
- **Profit**, measured by Adjusted Operating Income
- **Cash**, measured by Free Cash Flow

For 2023, the RemCo chose to measure the Cash metric by Free Cash Flow rather than by Net Working Capital as a percent of Net Sales, as used in previous years, because Free Cash Flow aligns with the Company's externally reported performance and is a more holistic representation of the Company's cash generation.

The three performance metrics are designed to be quantifiable and visible by employees throughout the year to enable employees to track performance. They also encourage focus on achieving the Company's annual operating plan.

In the first quarter of 2023, the RemCo determined performance targets for each metric at the levels reflected in the table below, with the target level for each metric set to correspond with the Company's annual operating plan approved by the Board. When the RemCo determines the actual performance and payouts, it considers the qualitative and quantitative circumstances behind the outcomes. From time to time the RemCo may exclude certain items from results to ensure that the calculated payout appropriately reflects the compensatory purpose of the STIP award and does not provide windfalls or penalties for factors beyond executives' control. To determine the total payout multiplier for the STIP, the calculated payout percentage for each of the three metrics is multiplied by the weight for each respective metric and then added together.

The table below reflects the targets and results of the STIP for 2023 for the executive leadership team, including all NEOs, as determined by the RemCo in early 2024.

Metric *(in millions, except %s)*	Threshold	Target	Maximum	Actual Results	Calculated Payout	Weight
Growth – Net Sales[1]	$13,789	$14,669	$15,549	$14,643	99%	30%
Profit – Adjusted Operating Income[2][3]	3,494	3,717	3,940	3,613	81%	60%
Cash – Free Cash Flow[2]	2,256	2,400	2,544	913	—%	10%
Total Payout Multiplier					**78%**	**100%**

(1) Net Sales are adjusted on a constant currency basis.

(2) Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP compensation performance measures relative to the reported GAAP financial measures.

(3) In determining the 2023 achievement level for the Profit metric, Adjusted Operating Income results were further adjusted on a constant currency basis and exclude the impact of the STIP award payment.

2023 STIP Payouts

2023 STIP awards were calculated and paid in the first quarter of 2024 upon certification by the RemCo of the achievement levels discussed above. The table below shows target payout levels and actual STIP awards earned by each NEO for 2023.

NEO	Target 2023 STIP Payouts	Actual 2023 STIP Payout
Robert Gamgort	$2,250,000	$1,755,000
Sudhanshu Priyadarshi	680,000	530,400
Timothy Cofer[1]	220,548	172,027
Karin Rotem-Wildeman[1]	290,979	226,964
Andrew Archambault[2]	498,411	388,761

(1) Reflects proration for the portion of 2023 during which the NEO was employed by the Company.

(2) Reflects proration for base salary change in connection with Mr. Archambault's promotion to President, U.S. Refreshment Beverages in November 2023.

Long-Term Incentive Compensation

Long-term stock ownership of the executive team is the cornerstone of KDP's compensation philosophy. The Board encourages long-term ownership through (i) annual grants of RSUs under our LTIP, (ii) an obligatory and substantial personal investment in KDP shares under our Elite Investment Program and (iii) a stock holding requirement. Our equity compensation programs encourage retention of and long-term focus by our NEOs by giving them a direct ownership stake in our future growth and financial success.

Annual RSU Awards

We closely align the interests of our NEOs with those of our stockholders through a compensation program that pays a significant portion of total compensation in the form of at-risk equity. The compensation program for our NEOs features long-term equity-based compensation under the LTIP generally awarded in the form of RSUs.

The structure of KDP's annual equity awards focuses our executives on increasing stockholder value over a sustained period. Annual awards under the LTIP and Matching RSUs under our Elite Investment Program have generally been subject to five-year vesting periods tied to continued employment with the Company and other vesting conditions.

We typically grant LTIP awards on two days each year—one grant date in March and one grant date in September. Annual LTIP awards are made in March, and in September we issue "half grants" to those executives who join the Company or, in some cases, are promoted, after the March grant date but before the September grant date. Before 2020, annual RSUs had been structured to vest in full on the fifth anniversary of the grant date. In 2020, the RemCo modified the vesting schedule for awards to NEOs and other executives to better align with market norms of our public peers, while still maintaining a lengthy vesting period. Annual RSUs granted in or after 2020 vest 60% on the third anniversary of the date of grant, with 20% vesting on each of the fourth and fifth anniversaries.

In determining the number of RSUs subject to an award, the Company divides the dollar amount approved by the RemCo by the closing price per share of KDP common stock on the date of grant for the award. The table below reflects the values of the annual LTIP awards to NEOs in 2023, as approved by the RemCo. Given his start date, Mr. Cofer did not receive a standard annual RSU award in 2023 and began participating in the annual RSU program in 2024.

NEO	2023 Annual LTIP Award
Robert Gamgort	$4,700,000
Sudhanshu Priyadarshi	2,200,000
Karin Rotem-Wildeman	700,000
Andrew Archambault	1,200,000

In connection with his promotion to President, U.S. Refreshment Beverages in November 2023, the RemCo approved an additional $2,000,000 equity award to Mr. Archambault, as described further under "Letter Agreement with and Equity Award to Mr. Archambault."

Elite Investment Program

In addition to annual equity awards, to reinforce significant long-term stock ownership by our NEOs, all Senior Vice Presidents and above (including all NEOs) at the Company are required to participate in our Elite Investment Program ("Elite") at the time of initial hiring or promotion. This program distinguishes KDP from most of its peers and ensures senior executives have a meaningful, long-term investment at stake in the Company's performance. Under Elite the executive makes a substantial personal commitment to a specific level of investment in KDP common stock (the "Commitment Amount") (within a minimum and maximum range set by the Company) according to their job level and business scope.

For each share of KDP common stock purchased (each, an "Elite Share") up to the Commitment Amount, the executive receives one Matching RSU that vests on the fifth anniversary of grant, subject to the executive's ongoing employment with the Company and the continuous ownership of the full Commitment Amount. Each executive generally has approximately a one-year period (the "Investment Period") to purchase Elite Shares to meet his or her Commitment Amount.

To receive the benefit of the Matching RSUs, an executive participating in Elite must acquire enough shares to meet at least the minimum Commitment Amount in the Investment Period and then continue to hold them for the remainder of the five-year vesting period. All Matching RSUs will be immediately forfeited if the executive fails to meet or maintain the minimum Commitment Amount or if the executive's service with the Company is terminated before the vesting date except in the event of death, disability, change in control or retirement at age 60 with at least five years of service, or with respect to Matching RSUs granted in 2023 or later, certain involuntary terminations.

When benchmarking the annual value of long-term incentive awards as part of our executives' compensation, the RemCo takes into account twenty percent (20%) of the grant value of any outstanding Matching RSUs awarded to an executive under Elite in light of the fact that such awards vest after a five-year period of service.

Mr. Gamgort previously fulfilled his Commitment Amount of $25 million in stock holdings upon becoming eligible to participate in Elite.

Upon joining the Company in November 2023, Mr. Cofer became eligible to participate in the Elite Investment Program. In view of Mr. Cofer's expected transition to Chief Executive Officer in the second quarter of 2024, the RemCo determined that Mr. Cofer's Commitment Amount would be $12,500,000, an amount commensurate with the Company's stock ownership requirements for a Chief Executive Officer, and which Commitment Amount he has fulfilled. As a result, the Company granted Mr. Cofer $12,500,000 of Matching RSUs in November 2023. Mr. Cofer did not receive any separate, additional award under the Elite Investment Program in connection with his promotion to Chief Executive Officer.

Mr. Priyadarshi previously fulfilled his Commitment Amount for his existing investment in Elite. Then, in February 2024, in light of the expansion of his role to include President, International, the RemCo required Mr. Priyadarshi to make an additional investment through the Elite program. Accordingly, the RemCo approved a March 2024 grant of $3,000,000 of Matching RSUs to Mr. Priyadarshi. He will have until March 2025 to acquire sufficient shares to fulfill his new Commitment Amount.

Upon joining the Company in January 2023, Ms. Rotem-Wildeman became eligible to participate in the Elite Investment Program, pursuant to which she elected to invest $3,000,000 in KDP common stock. As a result, the Company granted Ms. Rotem-Wildeman $3,000,000 of Matching RSUs in May 2023, to match her Commitment Amount. Ms. Rotem-Wildeman has since fulfilled her Commitment Amount.

Mr. Archambault previously fulfilled his Commitment Amount for his existing investment in Elite. Then, in November 2022, in connection with his promotion to President, Commercial & Beverage Concentrates, the RemCo offered him an opportunity to make an additional Elite investment and approved a grant of $2,000,000 of Matching RSUs to Mr. Archambault. The terms of the award require that Mr. Archambault satisfy the Commitment Amount by no later than the final vesting date of the award and retain at least 50% of after-tax shares upon any equity vesting during the vesting term of his Matching RSUs, as discussed further in "Letter Agreement with and Equity Award to Mr. Archambault" below.

2020 Performance-Based Awards to Mr. Gamgort

In December 2020, the RemCo added performance vesting conditions to 75% of Mr. Gamgort's "Reinvestment" RSUs that were granted in September 2020 to create strong incentives over a targeted three-year period. The remaining 25% of Mr. Gamgort's Reinvestment RSUs were time-based; they vested one-third on each of January 15, 2022, January 15, 2023 and January 15, 2024. The Reinvestment RSUs all settle on the first anniversary of the applicable corresponding vesting date.

With respect to Mr. Gamgort's performance-based Reinvestment RSUs, the RemCo established the following performance conditions:

▪ KDP's relative Total Shareholder Return (TSR) is compared to the S&P 500 over one, two and three-year periods corresponding to each of the 2021, 2022 and 2023 fiscal years, with one-third of the performance-based RSUs available to vest after each measurement period.

▪ For each of the three measurement periods, if the Company's TSR is below the 50th percentile, payout for that tranche of units will be 0%.

▪ The full target amount of RSUs awarded can vest only if TSR achieves the 80th percentile or better in each of the three measurement periods, with no potential for a payout above 100% of target.

One third of Mr. Gamgort's performance-based Reinvestment RSUs were eligible to vest on January 15, 2022, but the performance conditions were not met. As a result, those RSUs were canceled and forfeited.

A second third of Mr. Gamgort's performance-based Reinvestment RSUs were eligible to vest on January 15, 2023. The Company's TSR was in the 65th percentile of the S&P 500, resulting in a payout percentage of 50% of this tranche of performance-based Reinvestment RSUs. Half of the RSUs vested and later settled on January 15, 2024, in accordance with the terms of the award agreement. The other half were canceled and forfeited.

The final third of Mr. Gamgort's performance-based Reinvestment RSUs were eligible to vest on January 15, 2024, but the performance conditions were not met. As a result, those RSUs were canceled and forfeited.

Stock Ownership Requirement

To further align the interests of our NEOs with those of our stockholders, the RemCo has established stock ownership requirements for all Vice Presidents and above, including all NEOs (for purposes of this section, "executives") at the Company. The stock ownership requirement is separate and apart from the Elite Investment Program, but the minimum stock ownership requirement for each executive generally matches that executive's minimum level of investment in Elite. The table below shows the minimum stock ownership requirement as an estimated multiple of base salary.

Job Level	Minimum Stock Ownership Requirement, as an Estimated Multiple of Salary
Executive Chairman	15x
Chief Executive Officer	10x
Chief Financial Officer	6x
Executive Leadership Team	3 – 5x

The Company expects that NEOs will meet their minimum stock ownership requirements within one year of their first grant of Matching RSUs under Elite or, for recently promoted executives, one year from the date of their most recent Elite investment. Shares that an executive beneficially owns count toward the executive's minimum stock ownership requirement, but unvested equity awards are excluded. Until the stock ownership requirement is met, executives must retain 50% of after-tax shares upon any equity vesting. If an executive does not meet the stock ownership requirement within the allotted time period, his or her future LTIP awards may be forfeited, subject to the RemCo's discretion.

Mr. Gamgort, Mr. Priyadarshi, Mr. Cofer and Ms. Rotem-Wildeman have fulfilled their respective stock ownership requirements. The RemCo and Mr. Archambault have agreed that he will retain 50% of after-tax shares upon any equity vesting until he has met his ownership requirement.

Letter Agreement with Mr. Cofer

In connection with his hiring and appointment as the Company's Chief Operating Officer, the Company entered into a letter agreement with Mr. Cofer on September 18, 2023. The terms of the letter agreement are provided below, in the section entitled, "2024 Succession Plan – Mr. Cofer's Letter Agreement."

New Hire Awards to Ms. Rotem-Wildeman

At the time she was hired in January 2023, Ms. Rotem-Wildeman received a one-time cash sign-on bonus of $250,000 as an inducement to join the Company and in recognition of forgone incentive compensation from her prior employer. The Company also agreed to cover certain relocation expenses for Ms. Rotem-Wildeman. Both the sign-on bonus and the relocation expenses are subject to repayment in full in the event that Ms. Rotem-Wildeman resigns within one year of her start date for any reason other than for Good Reason as defined under the Keurig Dr Pepper Inc. Executive Severance Plan.

Letter Agreement with and Equity Award to Mr. Archambault

At the time of Mr. Archambault's promotion to President, U.S. Refreshment Beverages in November 2023, the Company entered into a letter agreement with Mr. Archambault with terms effective November 6, 2023. The letter agreement provides that Mr. Archambault will receive an annual salary of $750,000, a target annual bonus equal to 80% of his base salary (with his 2023 bonus pro-rated based on time, salary and bonus target in each position), an annual LTIP award value of $1,500,000 (awarded in March 2024), and a one-time RSU award with a grant date value of $2,000,000 granted on November 20, 2023, resulting in a grant of 62,933 shares (the "Promotion RSU Award"). The Promotion RSU Award vests 25% on each of the second, third, fourth and fifth anniversaries of the grant date, contingent upon Mr. Archambault (1) retaining at least 50% of after-tax shares received upon any equity vesting during the five-year term of the award and (2) accumulating and holding 62,933 shares by no later than the fifth anniversary of the grant date. This award is intended to recognize his expanded scope of responsibilities and further incentivize Mr. Archambault to deliver increased value to stockholders in his new role.

Letter Agreement with Mr. Gamgort

In April 2022, in connection with Mr. Gamgort's previous transition to the role of Executive Chairman, the Company entered into a letter agreement with Mr. Gamgort with a term commencing on July 29, 2022 and ending on July 26, 2024 (the "Term"). The letter agreement provides that Mr. Gamgort will continue to hold, and not sell, at least 50% of the number of shares of the Company's common stock that he held as of April 5, 2022 through the end of the Term. In addition, consistent with Mr. Gamgort's previous employment agreement, dated July 2, 2018, the letter agreement provides that Mr. Gamgort's previously granted equity awards will be subject to pro-rata vesting (1) upon his retirement on or after attaining age 60 or (2) upon any termination of employment by Mr. Gamgort or by the Company without cause.

2024 Succession Plan

As discussed on page 2, in September 2023, KDP announced its succession plan pursuant to which the Board appointed Mr. Cofer to the position of Chief Operating Officer, effective November 6, 2023, with the expectation that in the second quarter of 2024, Mr. Cofer would succeed Mr. Gamgort as Chief Executive Officer of the Company and Mr. Gamgort would return to the role of Executive Chairman exclusively. Mr. Gamgort and Mr. Cofer assumed their roles as Executive Chairman and Chief Executive Officer, respectively, on April 26, 2024.

Mr. Cofer's Letter Agreement

The Company entered into a letter agreement with Mr. Cofer on September 18, 2023. Pursuant to the letter agreement, as Chief Operating Officer, Mr. Cofer received an annual base salary of $1,150,000 with a STIP target at 125% of his base salary. He was eligible to participate in the LTIP with an annual award target value of $3,500,000 (commencing in 2024) and was required to participate in Elite by investing $12,500,000 in shares of the Company, an amount commensurate with the Company's stock ownership requirements for a Chief Executive Officer in light of his expected transition to that role.

The letter agreement also provides that upon Mr. Cofer's promotion to Chief Executive Officer, his annual base salary will be $1,250,000, with a STIP target at 150% of his base salary. As Chief Executive Officer, his annual award target value under the LTIP will be $4,000,000.

Pursuant to the letter agreement, Mr. Cofer was granted the following in recognition of forgone incentive compensation from his prior employer: (1) a one-time sign-on grant of RSUs with a grant date value of $7,000,000, which vest 30% on the 18-month anniversary of the grant date, 40% on the 30-month anniversary of the grant date and 30% on the 42-month anniversary of the grant date and (2) a one-time cash sign-on bonus of $8,000,000, which, in the event of his voluntary resignation or termination for cause within one year of his start date, will be repayable to the Company 100%, or between the first and second year after his start date, will be repayable to the Company 50%.

The letter agreement further provides that Mr. Cofer and his family will be expected to relocate to the Company's Frisco, Texas headquarters by the summer of 2024. The Company will provide relocation assistance in connection with such move, subject to repayment in full in the event he is terminated for cause or voluntarily resigns within one year of his start date and 50% repayment in the event of such a termination between the first and second anniversaries of his start date. Pending his permanent relocation, the Company agreed to provide Mr. Cofer with temporary living, preliminary relocation and certain commuting expenses.

Mr. Gamgort's Compensation Arrangements

In connection with Mr. Gamgort's transition to the role of Executive Chairman effective April 26, 2024, the RemCo approved an annual base salary of $1,000,000, with a STIP target at 100% of his base salary. As Executive Chairman, Mr. Gamgort will be eligible to participate in the LTIP with an annual award target value of $2,500,000.

Other Matters

General Benefits and Perquisites

Our NEOs participate in the same benefit plans generally available to our employees. These benefit plans include health, dental and vision insurance, life insurance and disability coverage. NEOs receive the same coverage as the rest of our employees.

While we may provide NEOs with reasonable perquisites on an individual basis, including relocation and expatriate assignment benefits, such perquisites generally do not make up a significant part of any NEO's total compensation. All perquisites with an aggregate value of at least $10,000 received by an NEO are detailed in the footnotes to the Summary Compensation Table.

Retirement and Pension Benefits

NEOs are eligible to participate in the Company's qualified 401(k) plan, which includes a company match of 100% on the first 6% of employee contributions within certain statutory limitations under the Internal Revenue Code of 1986, as amended (the "Code"). All of our NEOs except Mr. Cofer participated in the 401(k) program in 2023. We do not maintain or make contributions to a defined benefit plan or any non-qualified deferred compensation retirement plans for any of our NEOs.

Potential Payments upon Termination of Employment

Our compensation plans provide for certain payments and incremental benefits if an NEO's employment is terminated under certain limited circumstances. There are no tax gross-ups provided in connection with these payments or incremental benefits. These payments and benefits are discussed under "Post-Termination Compensation" beginning on page 41.

Change in Control

All outstanding unvested equity awards that provide for additional or accelerated payment or fully accelerated vesting in connection with a change in the control of the Company, including annual LTIP awards, the Matching RSUs, and all other equity awards, require a "double-trigger," which means that accelerated vesting of equity will only occur upon a termination of employment in connection with a change of control (and not solely as a result of the completion of a change in control transaction). The equity awards vest in full upon a qualifying termination in connection with a change of control.

REPORT OF THE REMUNERATION AND NOMINATION COMMITTEE

In fulfilling its responsibilities, the Remuneration and Nomination Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth in this Proxy Statement.

In reliance on the review and discussions referred to above, the Remuneration and Nomination Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2023 (through incorporation by reference to this Proxy Statement).

The Remuneration and Nomination Committee

Paul Michaels, Chair
Oray Boston
Debra Sandler

EXECUTIVE COMPENSATION TABLES

The executive compensation disclosure contained in this section reflects compensation information for our 2023 NEOs.

Summary Compensation Table

The following table sets forth information regarding the compensation earned by our NEOs in fiscal years 2023, 2022 and 2021. Messrs. Priyadarshi and Archambault were not NEOs in 2021, and Mr. Cofer and Ms. Rotem-Wildeman were not NEOs in 2022 or 2021. In accordance with the SEC disclosure requirements, their compensation disclosure is provided only for the year or years in which they were NEOs.

Name and Principal Position	Year	Salary ($)	Bonus ($)[5]	Stock Awards ($)[6]	Non-Equity Incentive Plan Compensation ($)[7]	All Other Compensation ($)[8]	Total ($)
Robert Gamgort	2023	1,500,000	—	4,335,741	1,755,000	29,354	7,620,095
Executive Chairman and Former Chief	2022	1,357,692	—	9,182,281	1,780,205	166,314	12,486,492
Executive Officer[1]	2021	1,528,846	—	4,297,860	1,845,000	100,815	7,772,521
Sudhanshu Priyadarshi	2023	850,000	—	2,029,504	530,400	17,654	3,427,558
Chief Financial Officer and President, International	2022	114,423	3,850,000	7,447,994	84,059	—	11,496,476
Timothy Cofer	2023	176,923	8,000,000	17,463,228	172,027	104,523	25,916,701
Chief Executive Officer and Former Chief Operating Officer[2]							
Karin Rotem-Wildeman	2023	416,827	250,000	3,304,729	226,964	355,268	4,553,788
Chief Research & Development Officer[3]							
Andrew Archambault	2023	623,077	—	2,933,307	388,761	108,477	4,053,622
President, U.S. Refreshment Beverages[4]	2022	545,087	—	2,639,731	382,090	34,794	3,601,702

(1) Mr. Gamgort served as the Chief Executive Officer and Executive Chairman of the Company through April 26, 2024, at which time he returned to a role as the Company's Executive Chairman exclusively.

(2) Mr. Cofer joined the Company as its Chief Operating Officer on November 6, 2023 and was promoted to Chief Executive Officer on April 26, 2024.

(3) Ms. Rotem-Wildeman joined the Company as its Chief Research & Development Officer effective January 9, 2023.

(4) Mr. Archambault served as President, Commercial & Beverage Concentrates until November 6, 2023, when he was promoted to President, U.S. Refreshment Beverages.

(5) For each of Mr. Cofer and Ms. Rotem-Wildeman, reflects a cash sign-on bonus paid in 2023 intended as an inducement to join the Company and to compensate the executives for certain foregone incentive compensation from their respective prior employers. Such sign-on bonuses are subject to repayment (i) in the case of Mr. Cofer, in full in the event he is terminated for cause or voluntarily resigns within one year of his start date and 50% repayment in the event of such a termination between the first and second anniversaries of his start date and (ii) in the case of Ms. Rotem-Wildeman, in full in the event that she resigns within one year of her start date other than for Good Reason as defined under the Keurig Dr Pepper Inc. Executive Severance Plan.

(6) The amounts reported in the Stock Awards column reflect the grant date fair value of RSUs awarded to each of the NEOs. Assumptions used to calculate these amounts (disregarding forfeiture assumptions) are included in Note 11 "Stock-Based Compensation," to our Consolidated Financial Statements, which are included in our 2023 Form 10-K. In accordance with ASC 718, the amounts reported in this column are lower than the face value of the awards when approved because the RSUs do not accrue or otherwise participate in the Company's dividends prior to vesting. For further information on the stock awards granted in fiscal year 2023, see "Grants of Plan-Based Awards" beginning on page 39.

(7) The amounts reported in the Non-Equity Incentive Plan Compensation column reflect the amounts earned by each NEO under the STIP.

(8) The amounts reported in the All Other Compensation column reflect other compensation for each NEO, including (i) the cost of personal use of corporate aircraft, in Mr. Cofer's case related to commuting in connection with his pending relocation, (ii) certain relocation and temporary housing expenses and (iii) amounts contributed by the Company to tax-qualified defined contribution plans. The following table provides additional details around these amounts:

Name	Corporate Aircraft[a]	Relocation / Housing	Company Contributions[b]
Robert Gamgort	$12,023	$ —	$17,331
Sudhanshu Priyadarshi	—	—	17,654
Timothy Cofer	17,861	86,662[c]	—
Karin Rotem-Wildeman	—	338,595[d]	16,673
Andrew Archambault	—	88,677[e]	19,800

(a) In accordance with SEC rules, the cost of use of a corporate aircraft as set forth in this column is calculated based on the aggregate incremental cost to the Company. We calculated the aggregate incremental cost using estimated variable costs of operating the aircraft. Fixed costs which do not change based on usage, such as pilot salaries, depreciation of aircraft and cost of maintenance are excluded. No tax gross-up is provided to any executive in connection with their personal use of Company aircraft.

(b) Represents our contributions to the Company's tax-qualified defined contribution plans on behalf of the NEO.

(c) Reflects Company-paid relocation expenses, including moving costs and temporary housing costs. The amount shown also includes a tax gross-up of $14,556 paid in connection with the relocation and temporary housing benefits.

(d) Reflects Company-paid relocation expenses, including moving costs and certain fees incurred in connection with Ms. Rotem-Wildeman's sale of her prior residence. The amount shown also includes a tax gross-up of $41,392 paid in connection with the relocation benefits.

(e) Reflects Company-paid relocation expenses, including moving costs and temporary housing costs. The amount shown also includes a tax gross-up of $35,244 paid in connection with the relocation and temporary housing benefits.

Grants of Plan-Based Awards

The following table sets forth information regarding equity plan awards and non-equity incentive plan awards by us to our NEOs in fiscal year 2023. For a discussion of the material terms of these awards, see "Compensation Discussion and Analysis" beginning on page 27.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)[2]	Grant Date Fair Value of Stock Awards ($)[3]
Robert Gamgort		—	2,250,000	4,500,000		
	3/1/2023[4]				137,468	4,335,741
Sudhanshu Priyadarshi		—	680,000	1,360,000		
	3/1/2023[4]				64,347	2,029,504
Timothy Cofer		—	220,548	441,096		
	11/20/2023[5]				393,330	10,989,640
	11/20/2023[6]				220,265	6,473,588
Karin Rotem-Wildeman		—	290,979	581,958		
	3/1/2023[4]				20,474	645,750
	5/23/2023[7]				93,692	2,658,979
Andrew Archambault		—	498,411	996,822		
	3/1/2023[4]				35,098	1,106,991
	11/20/2023[8]				62,933	1,826,316

(1) The amounts reported in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards column represent the potential payouts of annual cash incentive awards granted to our NEOs under the 2023 STIP, which are earned subject to the achievement of certain performance measures. The final earned payouts of such awards are included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

(2) Represents the number of shares subject to time-vesting RSU awards made in 2023.

(3) The amounts reported in the Grant Date Fair Value of Stock Awards column reflect the grant date fair value of RSUs to each of the NEOs. Assumptions used to calculate these amounts (disregarding forfeiture assumptions) are included in Note 11 "Stock-Based Compensation," to our Consolidated Financial Statements, which are included in our 2023 Form 10-K. In accordance with ASC 718, the amounts reported in this column reflect that the RSUs do not accrue or otherwise participate in dividends prior to vesting.

(4) Annual RSU awards that vest as follows: 60% on March 1, 2026, 20% on March 1, 2027 and the remaining 20% on March 1, 2028, subject to continued service with the Company through each vesting date.

(5) Elite Matching RSU award that vests in full on November 20, 2028, subject to Mr. Cofer's continued service with the Company through such date, certain stock ownership requirements and other vesting conditions.

(6) Sign-on RSU award that vests as follows: 30% on May 20, 2025, 40% on May 20, 2026 and 30% on May 20, 2027, subject to Mr. Cofer's continued service with the Company through each vesting date.

(7) Elite Matching RSU award that vests in full on May 23, 2028, subject to Ms. Rotem-Wildeman's continued service with the Company through such date, certain stock ownership requirements and other vesting conditions.

(8) Promotion RSU Award that vests as follows: 25% on each of November 20, 2025, November 20, 2026, November 20, 2027 and November 20, 2028, subject to certain stock ownership requirements and other vesting conditions.

Outstanding Equity Awards

The following table sets forth information regarding vested and unvested RSU awards held by each NEO as of December 31, 2023. No NEOs held any outstanding stock options as of December 31, 2023.

Name	Grant Date	Stock Awards	
		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]
Robert Gamgort	3/4/2019[2]	211,133	7,034,952
	3/12/2020[3]	81,775	2,724,743
	12/7/2020[4]	73,785	2,458,516
	3/3/2021[5]	153,495	5,114,453
	3/2/2022[5]	121,731	4,056,077
	7/29/2022[6]	129,066	4,300,479
	3/1/2023[5]	137,468	4,580,434
Sudhanshu Priyadarshi	11/22/2022[7]	25,828	860,589
	11/22/2022[2]	130,447	4,346,494
	3/1/2023[5]	64,347	2,144,042
Timothy Cofer	11/20/2023[8]	220,265	7,339,230
	11/20/2023[2]	393,330	13,105,756
Karin Rotem-Wildeman	3/1/2023[5]	20,474	682,194
	5/23/2023[2]	93,692	3,121,817
Andrew Archambault	3/4/2019[2]	19,194	639,544
	3/12/2020[3]	7,395	246,401
	3/3/2021[5]	13,880	462,482
	3/3/2021[9]	12,247	408,070
	3/2/2022[5]	11,008	366,787
	9/13/2022[5]	10,282	342,596
	11/22/2022[2]	54,266	1,808,143
	3/1/2023[5]	35,098	1,169,465
	11/20/2023[10]	62,933	2,096,928

(1) Market value is determined by multiplying the total number of shares or units that have not vested by $33.32, the closing price of a share of our common stock on Nasdaq on December 29, 2023, the last trading day of fiscal year 2023.

(2) Represents RSUs that vest on the fifth anniversary of the grant date.

(3) Represents RSUs that vest one-half on each of the fourth and fifth anniversaries of the grant date.

(4) Represents RSUs that vested on January 15, 2024.

(5) Represents RSUs that vest 60% on the third anniversary of the grant date, 20% on the fourth anniversary of the grant date and 20% of the fifth anniversary of the grant date.

(6) Represents RSUs that vest on July 26, 2024.

(7) Represents RSUs that vest on the second anniversary of the grant date.

(8) Represents RSUs that vest 30% on May 20, 2025, 40% on May 20, 2026 and 30% on May 20, 2027.

(9) Represents RSUs that vest one-third on each of the third, fourth and fifth anniversaries of the grant date.

(10) Represents RSUs that vest 25% on each of second, third, fourth and fifth anniversaries of the grant date.

Stock Awards Vested

The following table sets forth information regarding RSUs held by our NEOs that vested during fiscal year 2023. None of our NEOs held or exercised any options in fiscal year 2023.

Name	Stock Awards	
	No. of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Robert Gamgort	107,422[1]	3,838,188
	71,615[1]	2,558,804
	122,662	4,201,174
	248,808	7,829,988
	248,808	7,829,988
Sudhanshu Priyadarshi	52,440	1,699,580
Timothy Cofer	—	—
Karin Rotem-Wildeman	—	—
Andrew Archambault	4,083	141,068
	11,092	379,901
	21,377	745,416
	40,000	1,325,200

(1) Represents RSUs that vested on January 15, 2023, but which settled on January 15, 2024 pursuant to the terms of the Keurig Dr Pepper Inc. Omnibus Stock Incentive Plan of 2019 and Mr. Gamgort's relevant award agreement, which provides that shares related to vested RSUs will be subject to deferred settlement and delivered on the first anniversary of the applicable vesting date (or, if that falls on a day when Nasdaq is not open for trading, the next following trading day).

Non-Qualified Deferred Compensation

The following table sets forth information regarding non-qualified deferred compensation held by our NEOs in 2023, which solely consists of certain deferred RSUs held by Mr. Gamgort.

Name	Value of Deferred Equity: Executive Contributions in Last FY	Aggregate Earnings in Last FY	Aggregate Withdrawals/Distributions	Value of Deferred Equity: Aggregate Balance at Last FYE
Robert Gamgort	$6,396,992[1]	$2,127,289	$2,558,768[2]	$5,965,513[3]

(1) Reflects value, as of the vesting date, of RSUs that vested on January 15, 2023 but for which settlement was deferred until January 15, 2024 pursuant to the terms of the Keurig Dr Pepper Inc. Omnibus Stock Incentive Plan of 2019 and Mr. Gamgort's relevant award agreement.

(2) Reflects value, as of the settlement date, of RSUs that vested on January 15, 2022 but for which settlement was deferred until January 17, 2023 pursuant to the terms of the Keurig Dr Pepper Inc. Omnibus Stock Incentive Plan of 2019 and Mr. Gamgort's relevant award agreement, which provides that shares related to vested RSUs will be delivered on the first anniversary of the applicable vesting date, or, if that falls on a day when Nasdaq is not open for trading, the next following trading day.

(3) Reflects value, as of December 29, 2023, the last trading day of fiscal year 2023, of such deferred RSUs.

Post-Termination Compensation

Keurig Dr Pepper Inc. Executive Severance Plan

The Company maintains the Keurig Dr Pepper Inc. Executive Severance Plan (the "Severance Plan"), which provides severance benefits for the Company's Executive Chairman, Chief Executive Officer, Executive Leadership Team (including Mr. Priyadarshi, Ms. Rotem-Wildeman and Mr. Archambault and, for his period of service as Chief Operating Officer, Mr. Cofer), Senior Vice Presidents and Vice Presidents.

Termination Other Than in Connection with a Change in Control

Under the Severance Plan, in the event (1) the Company terminates the Executive Chairman or the Chief Executive Officer without Cause or (2) the Executive Chairman or the Chief Executive Officer resigns for Good Reason, he is entitled to receive:

- severance payments in the form of salary continuation equal to two times the sum of his base pay plus target bonus, payable over 24 months; and

- outplacement services.

In the event (1) the Company terminates an Executive Leadership Team member without Cause or (2) an Executive Leadership Team member declines an offer for a position that is not a Comparable Position, he or she is entitled to receive:

- severance payments in the form of salary continuation equal to 1.5 times the sum of his or her base pay plus target bonus, payable over 18 months; and

- outplacement services.

The above benefits are subject to (1) the participant's execution (and non-revocation) of a general release of claims in a form provided by the Company within the time period specified therein and (2) the participant's continued compliance in all material respects with the participant's Employee Confidentiality and Non-Competition Agreement and any other confidentiality obligations or restrictive covenants applicable to the participant.

Termination Following a Change in Control

During the period that is six months prior to or two years following a Change in Control, in the event (1) the Company terminates the Executive Chairman or the Chief Executive Officer without Cause or (2) the Executive Chairman or the Chief Executive Officer resigns for Good Reason, he is entitled to receive a lump sum amount equal to three times the sum of his base pay plus target bonus.

During the period that is six months prior to or two years following a Change in Control, in the event (1) the Company terminates an Executive Leadership Team member without Cause or (2) an Executive Leadership Team member resigns for Good Reason, he or she is entitled to receive a lump sum amount equal to 2.25 times the sum of his or her base pay plus target bonus.

The above benefits are subject to (1) the participant's execution (and non-revocation) of a general release of claims in a form provided by the Company within the time period specified therein and (2) the participant's continued compliance in all material respects with the participant's Employee Confidentiality and Non-Competition Agreement and any other confidentiality obligations or restrictive covenants applicable to the participant.

Definitions

Under the Severance Plan, "Cause" is defined as a participant's:

- conviction of, or plea of guilty or nolo contendere to, a crime involving fraud, embezzlement or moral turpitude or a felony;

- intentional act or omission constituting fraud, conflict of interest, or other serious malfeasance;

- engagement in conduct in the course of performing the participant's duties that constitutes willful misconduct or gross neglect, which, if capable of cure, remains uncured after 15 days following the Company's written notice to the participant thereof;

- willful neglect, refusal or repeated willful failure to perform any lawful direction of the participant's supervisor, which, if capable of cure, remains uncured after 15 days following the Company's written notice to the participant thereof; or

- material violation of any written agreement between the participant and the Company or any written policy of the Company, including the Code of Conduct, which, if capable of cure, remains uncured after 15 days following the Company's written notice to the participant thereof.

"Good Reason" means:

- a material diminution in the participant's authority, duties and responsibilities;

- a material reduction in the participant's base salary or target bonus opportunity; or

- a relocation of the participant's principal place of employment to a location that is more than 50 miles from the then-current location and that increases the participant's commute by more than 50 miles.

Good Reason does not apply unless all of the following conditions are satisfied: (1) the condition giving rise to the participant's termination of employment must have arisen without the participant's consent; (2) the participant must provide notice to the

Company of such condition within 30 days of the date that the participant first becomes aware of the condition; (3) the condition specified in such notice must remain uncorrected for 30 days after receipt of such notice by the Company; and (4) the date of the participant's termination of employment must occur within 30 days after the date the Company's cure period expires.

A "Comparable Position" means a position with the Company or its direct or indirect subsidiary that offers the participant generally comparable base pay and incentive compensation, provided that either (1) it is located no more than 50 miles from the participant's former primary work location, or (2) for a participant working in a highly dense metropolitan area, it does not cause a significant detrimental impact to the participant's commute.

A "Change in Control" is defined in the Severance Plan to mean:

- any "person" or "group" other than the Company or JAB, or any affiliate of the Company or JAB, is or becomes the "beneficial owner," directly or indirectly, of securities representing more than 50% of the combined voting power of the Company's then outstanding securities; or

- the consummation of a plan or agreement approved by the Company's shareholders, providing (1) for a merger or consolidation of the Company (other than with a wholly-owned subsidiary of the Company and other than a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation) or (2) for a sale, exchange or other disposition of all or substantially all of the business or assets of the Company.

STIP Payment Upon Termination

Involuntary Termination

If the Company terminates an executive's employment in connection with a reorganization, the closing of a facility, or a reduction in force or otherwise terminates the executive's employment without Cause, the executive is eligible to receive an award payout based on his or her target bonus and the actual achievement of the performance goals for the year, prorated to date the executive ceases to perform services for the Company and payable at the same time awards are paid to other active STIP participants. For purposes of the STIP, "Cause" is defined in the STIP as termination due to unsatisfactory work performance or inability to perform the essential functions of the job, failure to comply with company policy, absenteeism, mutually agreed separation for performance or conduct issues, failed drug screen, invalid employment documentation, misconduct or malfeasance, the commission of a dishonest act or common law fraud, or for any other reason as determined by the Company or described as "for Cause" in an agreement between the STIP participant and the Company.

Death

In the event of an executive's termination due to death, the executive's estate will be eligible to receive the executive's target bonus under the STIP, prorated to the time of death and payable within 60 days of death.

Retirement or Disability

In the event of an executive's termination due to disability or retirement (defined as attaining the age of 60 and completing 5 years of service), the executive is eligible to receive an award payout based on his or her target bonus and the actual achievement of the performance goals for the year, prorated to the date of retirement or disability and payable at the same time awards are paid to other active STIP participants.

Equity Treatment Upon Termination

Double-Trigger Equity Vesting Upon a Change in Control

In the event of a Change of Control, all outstanding RSUs, including those held by our NEOs, have double- trigger protection which means that no accelerated vesting of outstanding RSUs will occur unless both (1) a Change in Control occurs, and (2) the executive's employment is terminated within 24 months of such Change in Control by the Company other than for Cause or by the executive for Good Reason. For purposes of the RSUs, "Good Reason" generally means:

- a material reduction in the executive's base salary, other than as part of an overall expense reduction program that is generally applicable to all similarly situated employees;

- a material adverse reduction in the executive's duties and responsibilities such that the executive is required to serve in a position that is at least two salary grades lower than the position in which the executive had been serving prior to such reduction, or any other such similar reduction in duties and responsibilities; or

- the relocation of the executive's principal workplace without the executive's consent to a location more than 50 miles distant from the location at which the executive had previously been principally providing services.

Death or Disability

In the event of an executive's termination due to death or disability, all outstanding RSUs become fully vested and payable.

Involuntary Termination

For RSUs granted in March 2023 or later, in the event of an executive's Qualifying Termination, outstanding RSUs vest on a pro rata basis. A "Qualifying Termination" means, (1) with respect to the Executive Chairman or Chief Executive Officer, a termination of employment by the Company without Cause or by the Executive Chairman or Chief Executive Officer for Good Reason and (2) with respect to an Executive Leadership Team member, by the Company without Cause or by the Executive Leadership Team member's declining an offer for a position that is not a Comparable Position. "Cause," "Good Reason" and "Comparable Position" are each defined as in the Severance Plan.

Retirement

In the event of an executive's retirement (generally defined as attaining the age of 60 and completing 5 years of service), outstanding RSUs vest on a pro rata basis. As an exception, any unvested "Reinvestment RSUs" that were granted to Mr. Gamgort in September 2020 and amended in December 2020 will be canceled and forfeited.

Letter Agreement with Mr. Gamgort

Mr. Gamgort entered into a letter agreement with the Company on April 5, 2022 in connection with his initial assumption of the Executive Chairman role. Consistent with Mr. Gamgort's previous employment agreement with the Company, the letter agreement provides that equity awards previously granted to Mr. Gamgort will be subject to pro-rata vesting (1) upon his retirement on or after attaining age 60 or (2) upon any termination of employment by Mr. Gamgort or by the Company without Cause (as defined in the Severance Plan). The letter agreement also provides that a $5,000,000 RSU award that Mr. Gamgort received in 2022 connection with his employment as Executive Chairman will be subject to pro-rata vesting if the Company terminates his employment without Cause before July 26, 2024. Under the letter agreement, a termination of Mr. Gamgort's employment will be governed by the Severance Plan.

Tables of Potential Payments and Assumptions

The following tables outline the potential payments to Mr. Gamgort, Mr. Priyadarshi, Mr. Cofer, Ms. Rotem-Wildeman and Mr. Archambault upon the occurrence of various termination events, including (1) termination without Cause or, as applicable, for Good Reason or declining an offer for a position that is not a Comparable Position, (2) termination due to death, (3) termination due to disability or (4) retirement. The following tables also reflect potential payments related to change of control and subsequent qualified termination within a specified window for such NEO.

The following assumptions apply with respect to the tables below and any termination of employment:

- the tables include estimates of amounts that would have been paid to NEOs in the event their employment were terminated on December 31, 2023. The employment of these NEOs did not actually terminate on December 31, 2023, and as a result, the NEOs did not receive any of the amounts shown in the tables below. The actual amounts to be paid to a NEO in connection with a termination event can only be determined at the time of such termination event;

- the tables assume that the price of a share of our common stock is $33.32 per share, the closing market price per share on Nasdaq on December 29, 2023, the last trading day of fiscal 2023;

- each NEO is entitled to receive amounts earned during the term of his employment regardless of the manner of termination. These amounts include accrued base salary, accrued vacation time, any vested but deferred RSUs and other employee benefits to which the NEO was entitled on the date of termination, and are not shown in the tables below; and

- as of December 31, 2023, only Mr. Gamgort had satisfied the conditions to meet the definition of retirement.

Robert Gamgort

Compensation Element	Retirement	Death	Disability	Termination Without Cause or For Good Reason	Termination Without Cause or For Good Reason Following CIC
Severance Payments	$ —	$ —	$ —	$ 7,500,000	$11,250,000
Lump Sum 2023 STIP Payment	1,755,000	2,250,000	1,755,000	1,755,000	1,755,000
Outplacement Services	—	—	—	6,300	—
Accelerated Equity Payments	16,692,687	37,645,169	37,645,169	16,692,687	37,645,169
TOTAL	**$18,447,687**	**$39,895,169**	**$39,400,169**	**$25,953,987**	**$50,650,169**

Sudhanshu Priyadarshi

Compensation Element	Retirement	Death	Disability	Termination Without Cause or For Declining a Non-Comparable Position	Termination Without Cause or For Good Reason Following CIC
Severance Payments	$—	$ —	$ —	$2,295,000	$ 3,442,500
Lump Sum 2023 STIP Payment	—	680,000	530,400	530,400	530,400
Outplacement Services	—	—	—	6,300	—
Accelerated Equity Payments	—	7,351,125	7,351,125	321,638	7,351,125
TOTAL	**$—**	**$8,031,125**	**$7,881,525**	**$3,153,338**	**$11,324,025**

Timothy Cofer

Compensation Element	Retirement	Death	Disability	Termination Without Cause or For Declining a Non-Comparable Position	Termination Without Cause or For Good Reason Following CIC
Severance Payments	$—	$ —	$ —	$3,881,250	$ 5,821,875
Lump Sum 2023 STIP Payment	—	220,548	172,027	172,027	172,027
Outplacement Services	—	—	—	6,300	—
Accelerated Equity Payments	—	20,444,985	20,444,985	393,209	20,444,985
TOTAL	**$—**	**$20,665,533**	**$20,617,013**	**$4,452,787**	**$26,438,888**

Karin Rotem-Wildeman

Compensation Element	Retirement	Death	Disability	Termination Without Cause or For Declining a Non-Comparable Position	Termination Without Cause or For Good Reason Following CIC
Severance Payments	$—	$ —	$ —	$1,083,750	$1,625,625
Lump Sum 2023 STIP Payment	—	290,979	226,964	226,964	226,964
Outplacement Services	—	—	—	6,300	—
Accelerated Equity Payments	—	3,804,011	3,804,011	466,580	3,804,011
TOTAL	**$—**	**$4,094,990**	**$4,030,975**	**$1,783,594**	**$5,656,600**

Andrew Archambault

Compensation Element	Retirement	Death	Disability	Termination Without Cause or For Declining a Non-Comparable Position	Termination Without Cause or For Good Reason Following CIC
Severance Payments	$—	$ —	$ —	$1,872,617	$ 2,808,925
Lump Sum 2023 STIP Payment	—	498,411	388,761	388,761	388,761
Outplacement Services	—	—	—	6,300	—
Accelerated Equity Payments	—	7,540,416	7,540,416	210,382	7,540,416
TOTAL	**$—**	**$8,038,827**	**$7,929,177**	**$2,478,060**	**$10,738,101**

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Act, we are providing disclosure regarding the ratio of the annual total compensation of our CEO, Mr. Gamgort, to that of our median employee.

For 2023, we used the same median employee that was identified in 2021 by using total taxable wages (Form W-2 Box 1 or equivalent), our consistently applied compensation measure, for all individuals who were employed by us on December 31, 2021, excluding our CEO and employees who were on leave of absence for all of 2021. As permitted by the SEC, we excluded 213 of our employees located outside the United States, who represented less than 5% of our total employee population of 27,276 as of December 31, 2021, as follows: China (78), Hong Kong (8), Ireland (63), Malaysia (1), Singapore (44) and Switzerland (19). All employees in North America were included in our pay ratio calculation. We selected total taxable wages as our consistently applied compensation measure because this metric is applicable to and comparable across our entire employee population. To identify the compensation of our median employee, we determined the total compensation paid for each of our employees without applying any cost-of-living adjustments. For an employee paid in a currency other than U.S. dollars, we converted annual compensation into U.S. dollars using December 2021 exchange rates.

For 2023, we calculated the median employee's compensation using the same methodology used to calculate the total annual compensation of our CEO. Based on this data and process, we determined that our median employee was a full-time employee who receives salary plus commission with annual total compensation in 2023 of $59,669.

With respect to the annual total compensation of our CEO, we used the amount reported in the "Total" column of our 2023 Summary Compensation Table, $7,620,095. Therefore, the ratio of our CEO's annual total compensation to the Median Employee's annual total compensation in 2023 was 128 to 1.

The pay ratio as described above involves a degree of imprecision due to the use of estimates and assumptions, but is a reasonable estimate that we calculated in a manner consistent with Item 402(u) of Regulation S-K.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Act and Item 402(v) of Regulation S-K, we are providing the following information regarding the relationship between executive "compensation actually paid" and certain financial performance of the Company. The RemCo does not utilize compensation actually paid as the basis for making compensation decisions. For further information concerning the Company's pay for performance philosophy and how the Company aligns executive compensation with the Company's performance, see "Compensation Discussion and Analysis."

Year	Summary Compensation Table Total for PEO (Robert Gamgort)[1]	Compensation Actually Paid to PEO (Robert Gamgort)[2]	Summary Compensation Table Total for PEO (Ozan Dokmecioglu)[1]	Compensation Actually Paid to PEO (Ozan Dokmecioglu)[2]	Average Summary Compensation Table Total for Non-PEO NEOs[3]	Average Compensation Actually Paid to Non-PEO NEOs[4]	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return[5]	Value of Initial Fixed $100 Investment Based On: Peer Group Total Shareholder Return[6]	Net Income[7]	Adjusted Operating Income[8]
2023	$ 7,620,095	$ 8,755,242	$ —	$ —	$ 9,487,917	$ 9,599,096	$126	$114	$ 2,181	$ 3,657
2022	12,486,492	12,970,246	16,663,492	(22,473,209)	5,088,351	2,821,000	131	118	1,436	3,538
2021	7,772,521	17,501,205	—	—	6,759,279	7,522,595	133	119	2,146	3,421
2020	22,510,536	40,340,240	—	—	14,615,711	19,446,817	113	103	1,325	3,191

(1) The dollar amounts reported in the Summary Compensation Table Total for PEO (Principal Executive Officer) columns are the amounts reported for Robert Gamgort (the Company's Chief Executive Officer for 2020, 2021, portions of 2022, and 2023) and Ozan Dokmecioglu (the Company's Chief Executive Officer for a portion of 2022) for each of the corresponding years in the Total column in our Summary Compensation Table. See "Executive Compensation Tables – Summary Compensation Table".

(2) The dollar amounts reported in the Compensation Actually Paid to PEO columns represent the amount of "compensation actually paid" to Messrs. Gamgort and Dokmecioglu, as applicable, as computed in accordance with Item 402(v) of Regulation S-K and do not reflect the total compensation actually realized or received by such PEOs. In accordance with these rules, these amounts reflect the Total compensation as set forth in the Summary Compensation Table for each year, adjusted as shown below for 2023. Refer to our Proxy Statement for the 2023 Annual Meeting information on the calculations applicable for prior years. Equity values are calculated consistent with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

Compensation Actually Paid to Robert Gamgort	2023
Summary Compensation Table Total	$ 7,620,095
Less, value of Stock Awards reported in Summary Compensation Table	(4,335,741)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	4,269,603
Plus, fair value as of vesting date of equity awards granted and vested in the year	—
Plus (less), year-over-year change in fair value from prior year end of outstanding and unvested equity awards granted in prior years	3,088,824
Plus (less), change in fair value from prior year end to vesting date of equity awards granted in prior years that vested in the year	(1,887,539)
Less, prior year-end fair value for any equity awards forfeited in the year	—
Compensation Actually Paid to Robert Gamgort	**$ 8,755,242**

(3) The dollar amounts reported in the Average Summary Compensation Table Total for Non-PEO NEOs column represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding Mr. Gamgort for each year shown and Mr. Dokmecioglu for 2022) in the Total column of the Summary Compensation Table in each applicable year. The NEOs included for these purposes in each applicable year are as follows: (i) for 2023, Sudhanshu Priyadarshi, Timothy Cofer, Karin Rotem-Wildeman and Andrew Archambault; (ii) for 2022, Sudhanshu Priyadarshi, Mauricio Leyva, Andrew Archambault, Roger Johnson, George Lagoudakis and Tony Milikin; (iii) for 2021, Ozan Dokmecioglu, Mauricio Leyva, Tony Milikin, Fernando Cortes and Justin Whitmore; and (iv) for 2020, Ozan Dokmecioglu, Mauricio Leyva, Derek Hopkins and Fernando Cortes.

(4) The dollar amounts reported in the Average Compensation Actually Paid to Non-PEO NEOs column represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Gamgort for each year shown and Mr. Dokmecioglu for 2022), as computed in accordance with Item 402(v) of Regulation S-K. In accordance with these rules, these amounts reflect Total Compensation as set forth in the Summary Compensation Table for each year, adjusted as shown below for 2023. Refer to our Proxy Statement for the 2023 Annual Meeting information on the calculations applicable for prior years. Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of the grant.

Average Compensation Actually Paid to Non-PEO NEOs	2023
Average Summary Compensation Table Total	$ 9,487,917
Less, average value of Stock Awards reported in Summary Compensation Table	(6,432,692)
Plus, average year-end fair value of outstanding and unvested equity awards granted in the year	6,729,522
Plus, average fair value as of vesting date of equity awards granted and vested in the year	—
Plus (less), average year-over-year change in fair value from prior year end of outstanding and unvested equity awards granted in prior years	(124,668)
Plus (less), average change in fair value from prior year end to vesting date of equity awards granted in prior years that vested in the year	(60,983)
Less, prior year-end fair value for any equity awards forfeited in the year	—
Average Compensation Actually Paid to Non-PEO NEOs	**$ 9,599,096**

(5) Total Shareholder Return (TSR) assumes an initial $100 investment in KDP stock beginning on December 31, 2019. TSR is cumulative, with the value determined at the end of each applicable fiscal year shown, calculated by dividing (a) the sum of (i) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (ii) the difference between the Company's share price at the end of each fiscal year shown and the beginning of the measurement period by (b) the Company's share price at the beginning of the measurement period. The beginning of the measurement period for each year in the table is December 31, 2019.

(6) Peer Group Total Shareholder Return represents the weighted peer group TSR, which is weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the Company's Compensation Peer Group discussed in "Compensation Discussion and Analysis" above: Anheuser-Busch InBev SA/NV, Campbell Soup Company, Chocoladefabriken Lindt & Sprungli AG, The Coca-Cola Company, Danone, Diageo plc, The Hershey Company, Kellanova (f/k/a Kellogg Company), The Kraft Heinz Company, McCormick & Company, Incorporated, Mondelēz International, Inc., Nestle S.A., PepsiCo, Inc., The Procter & Gamble Company, Reckitt Benckiser Group plc and Unilever PLC.

(7) The dollar amounts reported represent the amount of net income, in millions, reflected in the Company's audited financial statements for the applicable year.

(8) The dollar amounts reported represent the amount of Adjusted operating income, in millions. Please refer to Appendix A to this Proxy Statement for a description and reconciliation of this non-GAAP compensation performance measure relative to the reported GAAP financial measure.

Description of Certain Relationships Between Information Presented in the Pay Versus Performance Table

As described in more detail in "Compensation Discussion and Analysis," a significant portion of our executive compensation is tied to Company performance in the form of annual cash incentives through our STIP, equity awards through our LTIP and required participation in our Elite Investment Program. The Pay Versus Performance Table does not reflect all of the performance measures that we use to align executive compensation with Company performance through these programs. We generally seek to incentivize long-term performance, and therefore we do not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, the Company is providing the following graphs depicting the relationships between information presented in the Pay Versus Performance Table.

Compensation Actually Paid, Cumulative TSR and Peer Group TSR



Compensation Actually Paid and Net Income



Compensation Actually Paid and Adjusted Operating Income



Financial Performance Measures

As described in greater detail under "Compensation Discussion and Analysis," our executive compensation program reflects a variable pay-for-performance philosophy that aligns executive and stockholder interests. For the most recently completed fiscal year, the financial performance measures that most closely link Company performance to compensation actually paid to the Company's NEOs include:

- Adjusted operating income (Company-selected measure)
- Net sales growth
- Adjusted operating income growth
- Adjusted diluted EPS growth
- Free cash flow conversion

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes certain information related to our equity award plans as of December 31, 2023:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Initial Column) (#)
Equity Compensation Plans approved by security holders	9,095,704	15.23	23,723,736[2]
Equity Compensation Plans not approved by security holders[3]	25,175,092	—	362,076
Total	34,270,796	15.23	24,085,812

(1) As of December 31, 2023, there were options to purchase 37,452 shares of KDP common stock outstanding with a weighted average exercise price of $15.23 per share and weighted average remaining contractual term of 3.2 years. RSUs have no exercise price and therefore are not reflected in the weighted average exercise price presented above.

(2) Represents shares authorized for future grants under the Omnibus Stock Incentive Plan of 2019.

(3) In connection with the DPS Merger, the Company assumed the Keurig Green Mountain, Inc. Long-Term Incentive Plan and the Keurig Green Mountain, Inc. Executive Ownership Plan, in each case effective August 11, 2016, and the RSUs outstanding thereunder and the authorized but unissued share pool with respect thereto (the "Keurig Award Pool"). The Company may grant awards to legacy-Keurig Green Mountain, Inc. ("KGM") employees and other employees of KDP who were not employed by DPS upon the closing of the DPS Merger out of the Keurig Award Pool. The Keurig Green Mountain, Inc. Long-Term Incentive Plan was the legacy-equity plan of KGM pursuant to which legacy-KGM employees were granted their annual long-term equity incentive awards. The Keurig Green Mountain, Inc. Executive Ownership Plan was the legacy-investment program of KGM pursuant to which legacy-KGM employees participated in the Elite and Platinum investment programs.

PROPOSAL 3 — RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee, which consists entirely of independent directors, is directly responsible for the appointment, compensation, retention, and oversight of the work of KDP's independent registered public accounting firm. The Audit Committee is recommending ratification of its appointment of Deloitte & Touche LLP ("Deloitte") as independent registered public accounting firm for fiscal year 2024. Deloitte has served as the independent registered public accounting firm of KDP since 2006 (including service for KDP's predecessor DPS). The Audit Committee and the Board believe that the continued retention of Deloitte to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its stockholders.

Although stockholder ratification of the Audit Committee's appointment of Deloitte as the Company's independent registered public accounting firm is not required by the Company's By-Laws or otherwise, the Board is submitting the appointment of Deloitte to the stockholders for ratification as a matter of good corporate governance. If the stockholders fail to ratify the appointment, the Audit Committee will reconsider the appointment for fiscal year 2024. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during fiscal year 2024 if it is determined that such a change would be in the best interests of KDP and its stockholders.

A representative of Deloitte is expected to be present at the Annual Meeting, will have an opportunity to make a statement, if desired, and will be available to respond to appropriate questions.



The Board unanimously recommends that KDP's stockholders vote "FOR" the ratification of Deloitte & Touche LLP's appointment as the Company's independent registered public accounting firm

Independent Registered Public Accounting Firm's Fees

Fees for professional services provided by our independent registered public accounting firm in each of the last two fiscal years, in each of the following categories, were as follows:

(in thousands)	2023	2022
Audit Fees[1]	$5,714	$5,957
Audit-Related Fees	—	—
Tax Fees[2]	1,080	1,709
All Other Fees[3]	5	5
Total Fees	$6,799	$7,671

(1) These amounts represent fees and out-of-pocket expenses of Deloitte for the audit of our annual consolidated financial statements, the review of financial statements included in our quarterly Form 10-Q reports, the audit of internal controls over financial reporting, services rendered in connection with acquisitions and debt offerings and the services that an independent auditor would customarily provide in connection with statutory requirements, regulatory filings, and similar engagements for the fiscal year, such as comfort letters, consents and assistance with review of documents filed with the SEC. Audit Fees also include advice about accounting matters that arose in connection with or as a result of the audit or the review of periodic consolidated financial statements and statutory audits that non-U.S. jurisdictions require. For purposes of this schedule, fees billed from non-U.S. jurisdictions in the currencies of such jurisdictions have been converted to U.S. dollars as of the date of the approval of such fees.

(2) These amounts represent fees of Deloitte for professional services primarily related to tax compliance, as well as tax planning and advice, in 2023 and 2022.

(3) These amounts represent fees for subscriptions to the Deloitte Accounting Research Tool.

Under the Audit Committee charter, the Audit Committee has established pre-approval policies and procedures under which all audit and non-audit services performed by the Company's independent registered public accounting firm must be approved in advance by the Audit Committee in order to assure that the provision of such services does not impair the independence of the independent registered public accounting firm. The policy also provides that the Audit Committee may delegate pre-approval authority to the Chair of the Audit Committee, provided that the Chair reports any such pre-approval decisions to the full Audit Committee at its next meeting. The Audit Committee approved all audit and non-audit services provided in 2023 and 2022 in accordance with the Audit Committee's policy and procedures. Additional information may be found in the Audit Committee Report that follows and Audit Committee charter available on the Company's website at www.keurigdrpepper.com.

Report of the Audit Committee

The Audit and Finance Committee (the "Audit Committee") is composed of Mr. Singer (Chair), Ms. Hickman and Ms. Patsley. All of the Audit Committee members are "independent," as defined in the Nasdaq listing standards and the applicable rules of the Securities Exchange Act of 1934, as amended. Each of Mr. Singer, Ms. Hickman and Ms. Patsley meet the definition of "audit committee financial expert," as defined in SEC Regulation S-K.

The Audit Committee Charter sets forth the duties and responsibilities of the Audit Committee. The Audit Committee is primarily responsible for the oversight of the integrity of KDP's financial reporting process and systems of internal controls (including the integrity of KDP's financial statements and related disclosures), KDP's compliance with legal and regulatory requirements, the independence, qualifications and performance of KDP's independent auditors, KDP's internal audit activities and KDP's policies and practices with respect to risk assessment and risk management.

Management has primary responsibility for the preparation of the financial statements, the completeness and accuracy of financial reporting, the overall system of internal control over financial reporting and the performance of the internal audit function. The Audit Committee has reviewed and discussed with management KDP's audited financial statements and management's evaluation and assessment of the effectiveness of internal control over financial reporting.

The Audit Committee engaged Deloitte as our independent registered public accounting firm for fiscal year 2023, to be responsible for planning and conducting the audit of the financial statements and expressing an opinion on the fairness of the financial statements and their conformity with U.S. GAAP and for auditing KDP's internal control over financial reporting and expressing an opinion on its effectiveness.

The Audit Committee has also reviewed and discussed with Deloitte, with and without management present, the financial statement audit, its evaluation of effectiveness of internal control over financial reporting, the overall quality of financial reporting and disclosure, the quality (and not just the acceptability) of the accounting principles utilized, the reasonableness of significant accounting judgments and estimates, the critical audit matters identified in Deloitte's audit, and other matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board Accounting Standards ("PCAOB") and the SEC. The Audit Committee has also discussed with KDP's internal auditors and Deloitte the overall scope and plans for their respective audits. The Audit Committee has reviewed and received from Deloitte the written disclosures and the letter required by the applicable PCAOB requirements regarding Deloitte's communications with the Audit Committee concerning independence and discussed with Deloitte the firm's independence from KDP and management.

Based on the Audit Committee's review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 22, 2024.

Submitted by the Audit and Finance Committee of the Board:

Robert Singer (Chair)
Juliette Hickman
Pamela Patsley

OWNERSHIP OF OUR EQUITY SECURITIES

The following table sets forth, as of April 15, 2024, the record date for the Annual Meeting, certain information with respect to the shares of our common stock beneficially owned (including the number of shares they had the right to acquire within 60 days of that date) by (i) stockholders known to us to own more than 5% of the outstanding shares of our common stock, (ii) each of our directors, nominees and named executive officers and (iii) all of our executive officers and directors as a group. Unless otherwise noted below, the address of each beneficial owner listed in the table below is Keurig Dr Pepper Inc., 53 South Avenue, Burlington, MA 01803, and each beneficial owner has sole voting power and investment power with respect to securities shown in the table.

Name	Amount Of Beneficial Ownership Of Common Stock	Percent Of Class
BENEFICIAL OWNERS OF MORE THAN 5% OF OUR COMMON STOCK		
JAB BevCo B.V.[1]	283,443,879	20.9%
Capital World Investors[2]	108,292,164	8.0%
The Vanguard Group[3]	83,014,973	6.1%
BlackRock, Inc.[4]	80,687,237	6.0%
DIRECTORS AND NOMINEES		
Oray Boston	—	—
Joachim Creus	142,236	*
Olivier Goudet[5]	3,706,401	*
Peter Harf[6]	3,802,205	*
Juliette Hickman	—	—
Paul Michaels[7]	12,967	*
Pamela Patsley	32,806	*
Lubomira Rochet	—	—
Debra Sandler	—	—
Robert Singer[8]	48,142	*
Larry Young	625,260	*
NAMED EXECUTIVE OFFICERS		
Robert Gamgort[9]	4,204,785	*
Sudhanshu Priyadarshi	218,566	*
Timothy Cofer	400,393	*
Karin Rotem-Wildeman[10]	93,694	*
Andrew Archambault	20,565	*
ALL EXECUTIVE OFFICERS AND DIRECTORS AS A GROUP (21 PERSONS)	**13,817,742**	**1.0%**

* Less than 1% of outstanding shares of common stock.

(1) Based on information provided to KDP by the stockholder (which was formerly known as Maple Holdings B.V.), such stockholder has indicated that it beneficially owns 283,443,879 shares, and has shared voting and dispositive power with respect to 283,443,879 shares. Agnaten SE ("Agnaten") and Lucresca SE ("Lucresca"), each of which is a company with its registered seat in Luxembourg, and JAB Holdings B.V., a Netherlands corporation, indirectly have voting and investment control over the shares held by such stockholder. JAB BevCo B.V. is a direct subsidiary of Acorn Holdings B.V. and an indirect subsidiary of Agnaten and Lucresca. Agnaten and Lucresca are each managed by Joachim Creus, Dr. Peter Harf, Dr. Stefan Reimann-Andersen, Martin Haas, Mathias Reimann-Andersen and Oliver Reimann, who with Frank Engelen exercise voting and investment authority over the shares held by JAB BevCo B.V. Agnaten, Lucresca and JAB BevCo B.V. disclaim the existence of a "group" and disclaim beneficial ownership of these securities. The address of Agnaten and Lucresca is 4 Rue Jean Monnet, Luxembourg, L-2180, Luxembourg, and the address of JAB BevCo B.V. and JAB Holdings B.V. is Piet Heinkade 55, Amsterdam, 1019 GM, The Netherlands.

(2) Based on a Schedule 13G filed by Capital World Investors with the SEC on February 9, 2024. Such stockholder has indicated that, as of December 29, 2023, it beneficially owned 108,292,164 shares, has sole voting power with respect to 107,823,172 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 108,292,164 shares and shared dispositive power with respect to 0 shares. The address of such stockholder is 333 South Hope Street, 55th Floor, Los Angeles, CA 90071.

(3)   Based on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 13, 2024. Such stockholder has indicated that, as of December 29, 2023, it beneficially owned 83,014,973 shares, has sole voting power with respect to 0 shares, shared voting power with respect to 1,264,743 shares, sole dispositive power with respect to 78,795,842 shares and shared dispositive power with respect to 4,219,131 shares. The address of such stockholder is 100 Vanguard Blvd., Malvern, PA 19355.

(4)   Based on a Schedule 13G filed by BlackRock, Inc. with the SEC on January 29, 2024. Such stockholder has indicated that, as of December 29, 2023, it beneficially owned 80,687,237 shares, has sole voting power with respect to 73,427,258 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 80,687,237 shares and shared dispositive power with respect to 0 shares. The address of such stockholder is 50 Hudson Yards, New York, NY 10001.

(5)   3,694,622 shares are held by Platin Holdings S.à r.l.

(6)   3,619,600 shares are held by HFS Holdings S.à r.l.

(7)   114 shares are held by the Paul S. Michaels 1994 Trust. 79 shares are held by Arthur Street LLC.

(8)   12,499 shares are held by the Robert Singer 2005 Insurance Trust.

(9)   1,000,000 shares are held by a GRAT settled by Mr. Gamgort in 2023, and 171,821 shares are held by a GRAT settled by Mr. Gamgort in 2024.

(10) 20,171 shares are held by a Retirement Savings Plan.

PROPOSAL 4 — STOCKHOLDER PROPOSAL REQUESTING ADDITIONAL REPORTING ON PLASTIC PACKAGING

KDP has been advised that the following stockholder proposal may be introduced at the Annual Meeting. The Board disclaims any responsibility for the content of the proposal and for the statements made in support thereof, which, except for minor formatting changes, are presented in the form received from the stockholder proponent. The stockholder proposal is required to be voted on at the Annual Meeting only if it is properly presented.

Betsy L Krieger CRUT, c/o As You Sow, 2020 Milvia St., Suite 500, Berkeley, CA 94704, the beneficial owner of 157 shares of KDP common stock, and other co-filers submitted this proposal.

WHEREAS: Without immediate and sustained new commitments throughout the plastics value chain, annual flows of plastic into oceans could nearly triple by 2040.[1]

The growing plastic pollution crisis poses increasing risks to Keurig Dr Pepper (KDP). Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they produce.[2] Governments around the world are increasingly enacting such policies, including taxing corporations for single-use plastic (SUP) packaging, including new laws in Maine, Oregon, Colorado, and California.[3] The European Union has banned ten common SUP pollutants and imposed a tax on non-recycled plastic packaging waste.[4]

Pew Charitable Trusts' groundbreaking study, *Breaking the Plastic Wave*, concluded that improved recycling alone is insufficient to address plastic pollution – instead, recycling must be coupled with reductions in use, materials redesign, and substitution.[5] At least one-third of plastic use can be reduced, and reduction is the most viable solution from environmental, economic, and social perspectives.[6]

KDP recently committed to shareholders to increase use of reusable and refillable packaging (Reusables) and report a Reusables baseline assessment as part of its efforts to decrease SUP use.[7] KDP has failed to meet these commitments, neglecting to state in its sustainability reporting what percentage, or total number, of packages are Reusables, and omitting information on the promised launch of new Reusables pilots.

Further, KDP is reporting increases in total plastic used by more than 7% since 2019, undermining the Company's goal to reduce virgin plastic use by 20% by 2030.[8]

Competitors Coca-Cola Co. and PepsiCo have established Reusables packaging systems, with ambitious global goals for expansion. Coke has pledged to deliver 25% of beverages by volume in Reusables by 2030,[9] and PepsiCo has committed to 20%.[10] These companies are responding to consumer demand for sustainable packaging.[11]

KDP offers refillable glass bottles in Mexico and could demonstrate a commitment to decreasing total plastic used by expanding Reusables infrastructure to the United States. KDP could mitigate environmental, financial, regulatory, and reputational risk related to plastic pollution by setting timebound and quantifiable Reusables goals.

RESOLVED: Shareholders request the Board issue a report, at reasonable expense and excluding proprietary information, describing the potential and options for the Company to rapidly reduce dependence on single-use plastic packaging in alignment with the findings of the Pew Report or other authoritative sources.

---

1   https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.4
2   https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.9
3   https://www.packworld.com/news/sustainability/article/22419036/four-states-enact-packaging-epr-laws
4   https://environment.ec.europa.eu/topics/plastics/single-use-plastics_en
5   https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.9
6   https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.10
7   https://www.greencentury.com/keurig-dr-pepper-steps-up-efforts-to-address-single-use-plastics-in-response-to-green-century-proposal/
8   https://www.keurigdrpepper.com/content/dam/keurig-brand-sites/kdp/files/KDP-CR-Report-2022.pdf, p. 56
9   https://www.asyousow.org/press-releases/2022/2/10/coca-cola-increase-sales-refillable-bottles
10   https://www.asyousow.org/press-releases/2022/12/6/pepsi-pledges-double-zero-waste-packaging-by-2030
11   https://www.businessnewsdaily.com/15087-consumers-want-sustainable-products.html

SUPPORTING STATEMENT: The approaches the Company evaluates in the report, at Board and management discretion, could include:

- Expanding global reuse and refill infrastructure;

- Evaluating opportunities to set timebound reuse and refill goals at the country or regional level;

- Establishing uniform methodology for the measurement of reuse and refill servings delivered; and

- Publicly disclosing Company reuse and refill metrics.

THE BOARD'S STATEMENT IN OPPOSITION

The Board recommends that stockholders vote AGAINST this stockholder proposal.

After careful consideration, the Board recommends that stockholders vote AGAINST this proposal because KDP has a focused corporate responsibility strategy that utilizes credible standards, robust disclosures, and intentionally designed roadmaps to set and measure progress toward achievement of our corporate responsibility goals. This includes previously adopted quantitative, time-bound goals to reduce our use of virgin plastic packaging and disclosures regarding our progress toward those goals, including leveraging reuse and refill options. In addition, we are already working with peers in the beverage industry to establish a common landscape analysis and measurement methodology for reuse and refill in the United States. In light of our existing disclosures, preparing the report requested by the proposal would be costly, duplicative of current efforts and would unnecessarily divert the Board's and management's attention and resources from overseeing KDP's business strategy and day-to-day operations without providing meaningful additional information for our stockholders. As a result, and for the additional reasons set forth below, the Board believes that this proposal is unnecessary and not in the best interests of KDP and our stockholders and urges you to vote AGAINST this proposal.

KDP already has made meaningful commitments that address sustainable packaging, including setting quantitative and time-bound goals related to plastic packaging reduction and providing regular and transparent reporting on our progress relating to sustainable packaging.

At KDP, our environmental sustainability approach focuses on climate, water and packaging, with sustainable packaging among our top priorities. We are continually innovating our packaging designs and processes to reduce the amount of material used, with a particular focus on reducing our use of newly manufactured raw material for the creation of plastic products (virgin plastic). Important to this reduction will be incorporating more post-consumer recycled (PCR) content, eliminating unnecessary materials, redesigning packaging and exploring reuse and refill models, all of which are currently underway. This work is guided by our established and ambitious sustainable packaging goals, and we are making progress towards the achievement of these goals. Specifically:

▪ As of the end of 2022, 90% of our packaging was designed to be recyclable or compostable, with a goal of 100% by 2025.

▪ We are committed to reducing our virgin plastic use by 20% across our product packaging portfolio by 2025, and we have already achieved an 11% reduction against the 2019 baseline as of the end of 2022. This was enabled in part by our recent efforts to significantly increase recycled content in plastic beverage bottles and several lightweighting accomplishments in which we reduced the weight of packaging.

▪ In 2022, we also completed the conversion of all Core Hydration and 16 oz. Snapple products to bottles made from 100% recycled polyethylene terephthalate (rPET) plastic, which helped to achieve 18% post-consumer recycled content across our plastic packaging portfolio, with a goal of 25% by 2025.

▪ Similarly, in 2022, we reached 24% of post-consumer recycled content across our packaging portfolio, with a goal of 30% by 2025.

We annually disclose our progress against these goals in our annual Corporate Responsibility Report, which is available on the "Our Impact" page of our website. Contrary to the claims made in the stockholder proposal, our disclosures in both our annual Corporate Responsibility Report and our annual Ellen MacArthur Foundation Global Commitment reporting includes data on the percentage of our plastic packaging that is reusable or refillable as compared to our 2019 reusable baseline.

We believe we have already made meaningful progress on our current sustainable packaging goals, and, through innovative product and packaging design, continue to advance beyond the boundaries of those goals including reduced virgin plastic use in our Keurig brewers, development of plastic-free coffee pods and our evolving reuse-refill strategy.

As part of our commitment to circular design and innovation, we are committed to supporting the reuse, recycling, repurposing and composting of our products and packaging to reduce the use of virgin plastic. We use smart design as well as product and packaging innovation to optimize the use of materials, incorporate more recycled content and eliminate non-recyclable materials. This includes creating and testing innovative product and packaging solutions that will further reduce our plastic footprint and enhance the consumer experience. For example, as reported in 2022, our black K-Mini and K-Mini Plus brewers contain at least 50% PCR content, and our black K-Compact, K-Supreme Plus and K-Supreme Plus SMART brewers all contain at least 30% PCR content.

Recently in March of 2024, we introduced a multi-year innovation agenda for our Keurig® single serve brewing system including K-Rounds™ plastic-free pods which are created from expertly roasted coffee beans that are ground, pressed and wrapped in a protective plant-based coating. After brewing, K-Rounds plastic-free pods can be disposed of like coffee grounds and are expected to be certified compostable, as the Company is currently working through the certification process.

We believe that reuse and refill options will be a key component of our strategy to advance the use of more sustainable packaging materials and designs. We already offer a number of products that align with options for refill, including traditional fountain beverages, which enable reusable cup options, and the My K-Cup Universal Reusable Filter for use in Keurig brewers, and we currently offer refillable glass bottles in Mexico where the infrastructure for collection, sanitation and refill currently exists. We are continuing to evolve and develop our reuse-refill strategy through pilot programs and other partnerships and the refinement of processes to track consumer use of reusable and refillable packaging. This year, we are conducting reuse and/or refill pilots with the intent to learn about drivers of success to scale such solutions, including measurement of retailer and consumer participation which will be critical to successful development of reuse-refill infrastructure. Because our sales footprint is largely in the U.S., where infrastructure for reuse and refill beyond fountain beverages is currently limited, our partnership with retailers and others will be key to unlocking the full potential of reuse-refill programs. Moreover, contrary to the claims made in the stockholder proposal, KDP continues to meet our commitments to stockholders and other stakeholders regarding reuse-refill actions. Consistent with those commitments, we expanded discussion on this topic within our 2022 Corporate Responsibility report, and as part of our 2023 Corporate Responsibility Report, which will be published later this year, we will also provide information about our plans to launch reuse-refill pilots in key U.S. markets including a new relationship with the Green Sports Alliance with the intent to explore pilots for reuse and refill delivery models in sports venues in the U.S.

We have a strong track record of collaborating with industry partners to help identify and promote long-term solutions to sustainable packaging, including a study underway to evaluate scale-up scenarios for beverage reuse/refill models in the U.S.

Addressing sustainable packaging issues can be complex and requires scalable systems changes. We engage with stakeholders to develop and execute our goals, programs and progress. These collaborations and partnerships foster trust, elevate our performance, help to identify emerging trends and allow us to find solutions to shared challenges.

There are currently no uniform standards that recycling facilities must follow when determining what materials or products to accept, which is one of the central challenges to supporting a closed loop for packaging. Combining our dollars and voices in unique partnerships, we collaborate closely with a number of stakeholders – including industry groups, NGOs, investment firms and policy makers – in order to catalyze critical recycling infrastructure improvements and consumer education across North America. For example, KDP invested alongside its beverage peers a collective $100 million to fund the American Beverage Association's Every Bottle Back initiative. The program aims to modernize and improve community recycling through recycling infrastructure upgrades at local MRFs throughout the U.S. and supports "recycle right" behaviors through consumer education.

We also support smart policy solutions focused on efficient and equitable ways to increase material recovery, while reducing the economic and environmental costs of disposal. Our advocacy includes our support of a national Extended Producer Responsibility (EPR) program to generate strong environmental outcomes in an efficient and accountable manner, provide convenient services to consumers and move closer to a financially and operationally sustainable circular economy. KDP supports a national approach to EPR in order to avoid a patchwork of state-specific approaches that drive complexity, inefficiency and consumer confusion. However, in the absence of a national approach, we support well-designed EPR at the state level. In 2023, we became a founding member of the Circular Action Alliance (CAA), a U.S. non-profit Producer Responsibility Organization (PRO) established to administer and support the implementation of EPR laws for paper and packaging in the U.S. CAA has been selected as the single program steward in Colorado and California as well as appointed to Maryland's EPR Advisory Council. The organization is well-positioned for additional states that adopt similar legislation in the future.

Applying our learnings from deep engagement in recycling in the U.S., we recognize that reuse and refill infrastructure will require a level of standardization in order to be successful. As such, we are working with key industry partners and circular economy experts to assess the viability and capital intensity of a variety of scale-up scenarios for beverage reuse/refill models in the U.S. This will include a landscape analysis and development of a science-based methodology to understand consumer adoption rates, costs, and impacts.

In light of KDP's existing goals and robust disclosures regarding plastic reduction and KDP's efforts to support the development of reuse and refill and recycling infrastructure, the Board believes that the additional report requested by the proposal is unnecessary and not in the best interest of our stockholders.

 **The Board unanimously recommends that KDP's stockholders vote "AGAINST" the stockholder proposal requesting additional reporting on the use of plastic packaging**

OTHER MATTERS

Q: WHY AM I RECEIVING THIS PROXY STATEMENT AND PROXY CARD?

A: You are receiving this Proxy Statement because you are a record holder or beneficially own shares of KDP common stock that entitle you to vote at the 2024 Annual Meeting of Stockholders. Our Board of Directors is soliciting proxies to ensure that all of our stockholders can vote at the meeting, even if they cannot attend in person.

Q: WHAT ITEMS OF BUSINESS WILL BE VOTED ON AT THE ANNUAL MEETING?

A: The items of business at the Annual Meeting will be as follows: (1) to elect the 11 directors named in this Proxy Statement to serve until the 2024 Annual Meeting of Stockholders; (2) to approve, on an advisory basis, KDP's executive compensation; (3) to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2024; and (4) to vote on a stockholder proposal requesting additional reporting on plastic packaging, if such proposal is properly presented at the Annual Meeting. We also will consider any other business that properly comes before the Annual Meeting or any adjournments or postponements thereof.

Q: WHEN AND WHERE IS THE ANNUAL MEETING?

A: The Annual Meeting will be held virtually on June 10, 2024, at 11:00 a.m., Eastern Time, or at any adjournments or postponements thereof, for the purposes stated in the Notice of Annual Meeting of Stockholders.

Q: HOW DO I ATTEND THE ANNUAL MEETING VIRTUALLY?

A: We will host the 2024 Annual Meeting live online. Any stockholder can attend the Annual Meeting live online at www.virtualshareholdermeeting.com/KDP2024. The webcast will start at 11:00 a.m. Eastern Time. Stockholders may vote and submit questions while attending the Annual Meeting online. Pertinent questions will be answered during the meeting, subject to time constraints. Questions and answers may be grouped by topic, and substantially similar questions may be grouped and answered once. You will need the control number included on your Notice of Internet Availability or your proxy card (if you received a printed copy of the proxy materials) in order to be able to attend the Annual Meeting. If you are a beneficial stockholder, you may contact the bank, broker or other institution where you hold your shares if you have questions about obtaining your control number if you do not receive one. Instructions on how to attend and participate online are posted at www.virtualshareholdermeeting.com/KDP2024. We encourage you to access the meeting prior to the start time to allow ample time to complete the online check-in process.

If you encounter any technical difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Meeting log-in page.

Q: WHY IS THE ANNUAL MEETING BEING HELD VIRTUALLY?

A: Our Annual Meeting will be a virtual meeting of stockholders conducted via live webcast. By conducting our Annual Meeting solely online, we eliminate many of the costs associated with a physical meeting. In addition, we believe that hosting a virtual meeting facilitates stockholder attendance and participation by enabling stockholders to participate from any location around the world and improves our ability to communicate more effectively with our stockholders during the meeting. We have designed the virtual meeting to provide the same rights to participate as you would have at an in-person meeting, including providing opportunities to submit questions during the meeting.

Q: HOW DOES THE BOARD RECOMMEND THAT I VOTE?

A: The Board unanimously recommends that you vote FOR each director nominee in Proposal 1, FOR the advisory resolution to approve KDP's executive compensation in Proposal 2, FOR ratification of Deloitte & Touche LLP's appointment as independent auditor in Proposal 3 and AGAINST the stockholder proposal requesting additional reporting on plastic packaging in Proposal 4.

Q: WHAT IS THE VOTING REQUIREMENT TO APPROVE EACH OF THE PROPOSALS?

A: The following votes will be required to adopt each proposal (assuming a quorum is present):

Proposal 1: A nominee for director will be elected if the votes cast "FOR" such nominee exceed the votes cast "AGAINST" such nominee.

Proposal 2: The proposal will be approved if votes cast "FOR" such proposal exceed the votes cast "AGAINST" such proposal.

Proposal 3: The proposal will be approved if votes cast "FOR" such proposal exceed the votes cast "AGAINST" such proposal.

Proposal 4: The proposal will be approved if votes cast "FOR" such proposal exceed the votes cast "AGAINST" such proposal.

For each proposal, a broker non-vote (as described below), if any, or an abstention will not be counted as having been cast or actually voted on the applicable proposal, and therefore will have no effect on the vote.

Q: WHO CAN VOTE AT THE ANNUAL MEETING?

A: The Board has fixed the close of business on April 15, 2024 as the record date for the Annual Meeting. This means that you are entitled to vote if you were a stockholder of record at the close of business on April 15, 2024.

On that date, we had 1,355,573,815 shares of common stock, par value $0.01 per share, issued and outstanding. A holder of shares of our common stock is entitled to one vote for each share of our common stock on all matters properly brought before the Annual Meeting.

Q: HOW CAN I VOTE MY SHARES AT THE ANNUAL MEETING?

A: Although we encourage you to complete and return a proxy prior to the Annual Meeting to ensure that your vote is counted, you can virtually attend the Annual Meeting and vote your shares online by visiting www.virtualshareholdermeeting.com/KDP2024. You will need your control number included on your Notice of Internet Availability or proxy card in order to be able to vote during the Annual Meeting. If you are a beneficial stockholder, you may contact the bank, broker or other institution where you hold your shares if you have questions about obtaining your control number if you did not receive one. If you vote by proxy prior to the Annual Meeting and also virtually attend the Annual Meeting, there is no need to vote again at the Annual Meeting unless you wish to change your vote.

Q: HOW CAN I VOTE MY SHARES WITHOUT ATTENDING THE VIRTUAL ANNUAL MEETING?

A: Whether you hold shares directly as the stockholder of record or through a broker, trustee or other nominee as the beneficial owner, you may direct how your shares are voted by proxy without attending the virtual Annual Meeting. There are three ways to vote by proxy:

- **By Internet** — Stockholders who have received a Notice of Internet Availability or a paper copy of a proxy card or voting instruction form by mail may submit proxies over the Internet by following the instructions on the proxy card or voting instruction form.

- **By Telephone** — Stockholders of record who live in the United States or Canada may submit proxies by telephone by calling 1-800-690-6903 and following the instructions. Stockholders of record must have the control number that appears on their proxy card available when voting. Stockholders who are beneficial owners of their shares, but not stockholders of record, living in the United States or Canada may vote by phone by calling the number specified on the voting instruction form provided by their broker, trustee or nominee. Those stockholders should check the voting instruction form for telephone voting availability.

- **By Mail** — Stockholders who have received a paper copy of a proxy card or voting instruction form by mail may submit proxies by completing, signing and dating their proxy card or voting instruction form and mailing it in the accompanying pre-addressed envelope.

Telephone and Internet voting for stockholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern Time on June 9, 2024. Votes cast by mail must be received prior to the Annual Meeting. Shares represented by duly executed proxies in the accompanying proxy card or voting instruction form will be voted in accordance with the instructions indicated on such proxies or voting instruction forms and, if no such instructions are indicated thereon, will be voted (i) FOR each director nominee listed in the election proposal, (ii) FOR the approval of the advisory resolution to approve KDP's executive compensation, (iii) FOR the ratification of Deloitte & Touche LLP's appointment as the Company's independent auditor and (iv) AGAINST the stockholder proposal requesting additional reporting on plastic packaging.

Q: WHAT IF I WANT TO CHANGE MY VOTE?

A: At any time prior to the completion of voting at the Annual Meeting, you may change your vote either by:

- giving written notice to our Corporate Secretary revoking your proxy;

- submitting a later-dated proxy by telephone or electronically before 11:59 p.m. Eastern Time on June 9, 2024;

- a later-dated mailed proxy received before the Annual Meeting; or

- voting online at the Annual Meeting.

Q: HOW MANY SHARES MUST BE PRESENT OR REPRESENTED TO CONDUCT BUSINESS AT THE ANNUAL MEETING?

A: The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of our common stock entitled to vote at the Annual Meeting or any adjournment thereof is necessary to constitute a quorum to transact business. Abstentions and broker non-votes (as described below), if any, are counted as present and entitled to vote for purposes of determining a quorum.

Q: WHAT IF I AM A BENEFICIAL OWNER AND I DO NOT GIVE MY NOMINEE VOTING INSTRUCTIONS?

A: If your shares are held by a broker, trustee or other nominee on your behalf and you do not provide the broker, trustee or other nominee with specific voting instructions, under certain securities exchange rules, the broker, trustee or other nominee may not exercise discretion to vote for or against certain proposals. A "broker non-vote" occurs with respect to a proposal when a broker, trustee or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders and elects to vote your shares on such proposal(s) but is not permitted to vote on other proposals without instructions from the beneficial owner. This results in a "broker non-vote" for the matters on which the broker, trustee or other nominee does not vote, and these shares will not be counted as having been voted on the applicable proposal and therefore will have no effect on the vote, assuming a quorum is present. Please instruct your broker, trustee or other nominee so your vote can be counted.

Q: HOW IS KDP DISTRIBUTING PROXY MATERIALS?

A: We are furnishing proxy materials to our stockholders primarily via "Notice and Access" delivery. On or about April 26, 2024, we mailed to our stockholders (other than those who previously requested email or paper delivery) a Notice of Internet Availability containing instructions on how to access the proxy materials via the Internet. If you receive the Notice of Internet Availability by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice of Internet Availability instructs you on how to access the proxy materials and vote by going to a secure website.

If you received the Notice of Internet Availability by mail and would like to receive paper copies of the proxy materials in the mail on a one-time or ongoing basis, follow the instructions in the Notice of Internet Availability for making this request. If you would like to receive an electronic copy of the proxy materials by email on a one-time or ongoing basis, follow the instructions in the Notice of Internet Availability for making this request.

Q: WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE COPY OF THE PROXY MATERIALS?

A: You may receive more than one copy of the proxy materials, including multiple paper copies of this Proxy Statement and multiple proxy cards or voting instruction forms. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you may receive more than one proxy card. If you hold your shares through a broker, trustee or another nominee, rather than owning shares registered directly in your name, you are considered the beneficial owner of shares held in street name. As the beneficial owner, you are entitled to direct the voting of your shares by your intermediary. Your intermediary will forward the proxy materials to you with a voting instruction form or provide electronic access to the materials and to voting facilities. To vote all of your shares by proxy, you must complete, sign, date and return each proxy card and voting instruction form that you receive.

Q: WHO WILL PAY FOR THIS SOLICITATION?

A: The cost of preparing, assembling, printing and mailing this Proxy Statement and the enclosed proxy card and the cost of soliciting proxies related to the Annual Meeting will be borne by us. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone, or by electronic communication by certain of our directors, officers, and employees, who will not receive any additional compensation for such solicitation activities. We have engaged Innisfree M&A Incorporated ("Innisfree") to assist with the solicitation of proxies for an estimated fee of $25,000 plus expenses. In addition, Innisfree may be paid on a per-call basis to solicit stockholders. We will request brokers, trustees or other nominees to solicit their customers who are beneficial owners of shares of common stock listed of record in the name of the broker, trustee or other nominee and will reimburse such brokers, trustees or other nominees for their reasonable out-of-pocket expenses for such solicitation.

Q: WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE ANNUAL MEETING?

A: Other than the four items of business described in this Proxy Statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting. If for any reason any of our director nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board, or the Board may leave a vacancy or decrease the size of the Board.

Q: I LIVE WITH OTHER KDP STOCKHOLDERS. WHY DID WE ONLY RECEIVE ONE COPY OF PROXY MATERIALS?

A: If you have consented to the delivery of only one set of proxy materials, as applicable, to multiple KDP stockholders who share your address, then only one set of proxy materials will be delivered to your household unless we have received contrary instructions from one or more of the stockholders sharing your address. We will promptly deliver, upon oral or written request, a separate set of proxy materials to any stockholder at your address. If, now or in the future, you wish to receive a separate set of proxy materials, as applicable, you may contact in writing Broadridge Financial Solutions, Inc. Householding Department at 51 Mercedes Way, Edgewood, New York, 11717, or call 1-866-540-7095. We will promptly deliver a separate copy of the Notice or proxy materials to a stockholder at a shared address to which a single copy was delivered, if requested. If you would like to opt out of householding for future deliveries of proxy materials, please contact your broker, bank or other nominee. Stockholders sharing an address who now receive multiple sets of proxy materials may request delivery of a single copy by calling Broadridge at the above number or writing to Broadridge at the above address.

Q: HOW DO I PRESENT A PROPOSAL OR NOMINATE A CANDIDATE FOR THE BOARD OF DIRECTORS FOR THE 2025 ANNUAL MEETING?

A: If any of our stockholders intends to present a proposal for consideration at the 2025 Annual Meeting of Stockholders, including the nomination of directors, without inclusion of such proposal in the proxy statement and form of proxy, such stockholder must provide notice to us of such proposal.

Pursuant to Rule 14a-8 of the Exchange Act, stockholder proposals will need to be received by us not later than December 27, 2024, in order to be eligible for inclusion in the proxy statement and form of proxy distributed by the Board with respect to the 2025 Annual Meeting. With respect to any notice of a proposal or director nomination that a stockholder intends to present for consideration at the 2025 Annual Meeting, without inclusion of such proposal or director nomination in the proxy statement, in accordance with Article II, Section 6(c) or 7(b) of our By-Laws, as applicable, notice of such stockholder proposal or director nomination will need to be received by us not sooner than February 10, 2025, but not later than March 12, 2025, in order to be presented at the 2025 Annual Meeting. Stockholder proposals and director nominations must be sent to our principal executive offices, 6425 Hall of Fame Lane, Frisco, TX 75034, Attention: Corporate Secretary. To be in proper written form, a stockholder's notice to the Company of a stockholder proposal must include the information set forth in Article II, Section 6(d) of our By-Laws and a stockholder's notice to the Company of a director nomination must include the information set forth in Article II, Section 7(c) of our By-Laws.

In addition, to comply with Rule 14a-19 of the Exchange Act, the SEC's universal proxy rule, if a stockholder intends to solicit proxies in support of director nominees submitted under the "advance notice" provisions of our By-Laws for our 2025 Annual Meeting, then we must receive proper written notice that sets forth all the information required by Rule 14a-19 of the Exchange Act by April 11, 2025. The notice requirement under Rule 14a-19 is in addition to the applicable advance notice requirements under our By-Laws as described above.

Annual Report to Stockholders

Our 2023 Annual Report on Form 10-K for the year ended December 31, 2023 (the "2023 Annual Report") has been posted on our corporate website at www.keurigdrpepper.com and on the Internet at www.proxyvote.com. **We will provide, without charge, a copy of our 2023 Annual Report for the fiscal year ended December 31, 2023 (including the financial statements but excluding the exhibits thereto) upon the written request of any stockholder of record or beneficial owner of our common stock. Requests should be directed to our Corporate Secretary at 6425 Hall of Fame Lane, Frisco, TX 75034.**

Forward-Looking Statements

Certain statements contained herein are "forward-looking statements" within the meaning of applicable securities laws and regulations. These forward-looking statements can generally be identified by the use of words such as "outlook," "guidance," "anticipate," "expect," "believe," "could," "estimate," "feel," "forecast," "intend," "may," "plan," "potential," "project," "should," "target," "will," "would," and similar words. In particular, forward-looking statements include, but are not limited to, statements we make about our expectations for our operations and business and our corporate responsibility progress, plans, and goals (including environmental and human capital matters). Forward-looking statements by their nature address matters that are, to different degrees, uncertain. These statements are based on the current expectations of our management, are not predictions of actual performance, and actual results may differ materially. The inclusion of such statements is not an indication that these contents are necessarily material to investors or required to be disclosed in the Company's filings with the SEC. Forward-looking statements are subject to a number of risks and uncertainties, including the factors disclosed in our Annual Report on Form 10-K and subsequent filings with the SEC. We are under no obligation to update, modify or withdraw any forward-looking statements, except as required by applicable law. In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

Websites

Links to websites included in this Proxy Statement are provided solely for convenience. Content on the websites, including on our Company website, is not, and will not be deemed to be, a part of this Proxy Statement or incorporated by reference herein or into any of our other filings with the SEC.

APPENDIX A — NON-GAAP FINANCIAL MEASURES

Non-GAAP Financial Measures

This Proxy Statement includes certain non-GAAP financial measures, which differ from results using U.S. Generally Accepted Accounting Principles (GAAP). These non-GAAP financial measures should be considered as supplements to and should not be considered replacements for, or superior to, the GAAP measures. These measures may differ from similarly titled non-GAAP financial measures presented by other companies, and other companies may not define the non-GAAP financial measure in the same way. Non-GAAP financial measures typically exclude certain charges, including one-time costs that are not expected to occur routinely in future periods, described by the Company as "items affecting comparability." The Company uses non-GAAP financial measures to evaluate our operating and financial performance and to compare such performance to that of prior periods and to the performance of our competitors. Additionally, we use non-GAAP financial measures in making operational and financial decisions and in our budgeting and planning process. We believe that providing non-GAAP financial measures to investors helps investors evaluate our operating performance, profitability and business trends in a way that is consistent with how management evaluates such performance.

Adjusted operating income. Adjusted operating income is defined as Income from operations, as adjusted for items affecting comparability. Management believes that Adjusted operating income is useful for investors in evaluating the Company's operating results and understanding the Company's operating trends by adjusting certain items that can vary significantly depending on specific underlying transactions or events, thereby affecting comparability.

Adjusted diluted EPS. Adjusted diluted EPS is defined as Diluted EPS, as adjusted for items affecting comparability. Management believes that Adjusted diluted EPS is useful for investors in providing period-to-period comparisons of the results of our operations since it adjusts for certain items affecting overall comparability.

Free cash flow. Free cash flow is defined as net cash provided by operating activities adjusted for purchases of property, plant and equipment, proceeds from sales of property, plant and equipment, and certain items excluded for comparison to prior year periods. Management uses this measure to evaluate the company's performance and make resource allocation decisions.

Items affecting comparability. Items affecting comparability is defined as certain items that are excluded for comparison to prior year periods, adjusted for the tax impact as applicable. Tax impact is determined based upon an approximate rate for each item. For each period, management adjusts for (i) the unrealized mark-to-market impact of derivative instruments not designated as hedges in accordance with U.S. GAAP that do not have an offsetting risk reflected within the financial results, as well as the unrealized mark-to-market impact of our Vita Coco investment; (ii) the amortization associated with definite-lived intangible assets; (iii) the amortization of the deferred financing costs associated with the DPS Merger; (iv) the amortization of the fair value adjustment of the senior unsecured notes obtained as a result of the DPS Merger; (v) stock compensation expense and the associated windfall tax benefit attributable to the matching awards made to employees who made an initial investment in KDP; (vi) transaction costs for significant business combinations (completed or abandoned); (vii) non-cash changes in deferred tax liabilities related to goodwill and other intangible assets as a result of tax rate or apportionment changes; (viii) impairments recognized on certain intangible assets; and (ix) other certain items that are excluded for comparison purposes to prior year periods.

For the year ended December 31, 2023, the other certain items excluded for comparison purposes include (i) productivity expenses; (ii) restructuring expenses associated with the 2023 CEO Succession and Associated Realignment; (iii) costs related to significant non-routine legal matters, specifically the antitrust litigation; and (iv) the non-cash changes in deferred tax liabilities related to goodwill and other intangible assets included an immaterial non-cash true-up of the valuation of foreign deferred tax liabilities related to a prior period.

For the year ended December 31, 2022, the other certain items excluded for comparison purposes include (i) restructuring and integration expenses related to significant business combinations; (ii) productivity expenses; (iii) costs related to significant non-routine legal matters, specifically the antitrust litigation; (iv) the loss on early extinguishment of debt related to the redemption of debt; (v) incremental costs to our operations related to risks associated with the COVID-19 pandemic, which were incurred to either maintain the health and safety of our front-line employees or temporarily increase compensation to such employees to ensure essential operations continue during the pandemic; (vi) the gain on the sale of our investment in BA Sports Nutrition, LLC as a result of the settlement of the associated holdback liability; (vii) the gain on the settlement of our prior litigation with BA Sports Nutrition, LLC, excluding recoveries of previously incurred litigation expenses which were included in our adjusted results; (viii) losses recognized with respect to our equity method investment in Bedford Systems, LLC as a result of funding our share of their wind-down costs; (ix) foundational projects, which are transformative and non-recurring in nature; and (x) impairments recognized on certain intangible brand assets.

For the year ended December 31, 2021, the other certain items excluded for comparison purposes include (i) restructuring and integration expenses related to significant business combinations; (ii) productivity expenses; (iii) costs related to significant non-routine legal matters; (iv) the loss on early extinguishment of debt related to the redemption of debt; (v) incremental costs to our operations related to risks associated with the COVID-19 pandemic; (vi) gains from insurance recoveries related to the February 2019 organized malware attack on our business operation networks in the Coffee Systems segment; (vii) the gain on the sale of our investment in BA Sports Nutrition, LLC; and (viii) impairment recognized on our equity method investment with Bedford Systems, LLC as a result of funding our share of their wind-down costs.

For the year ended December 31, 2020, the other certain items excluded for comparison purposes include (i) restructuring and integration expenses related to significant business combinations; (ii) productivity expenses; (iii) costs related to significant non-routine legal matters; (iv) the loss on early extinguishment of debt related to the redemption of debt; (v) incremental costs to our operations related to risks associated with the COVID-19 pandemic; (vi) impairment recognized on our equity method investments with Bedford Systems, LLC and LifeFuels, Inc. and (vii) impairment recognized on the Bai brand.

For the year ended December 31, 2019, the other certain items excluded for comparison purposes include (i) restructuring and integration expenses related to significant business combinations; (ii) productivity expenses; (iii) costs related to significant non-routine legal matters; (iv) the loss on early extinguishment of debt related to the redemption of debt; (v) the impact of the step-up of acquired inventory not associated with the DPS Merger; and (vi) the loss related to the February 2019 organized malware attack on our business operation networks in the Coffee Systems segment.

For the year ended December 31, 2018, the other certain items excluded for comparison purposes include (i) restructuring and integration expenses related to significant business combinations; (ii) productivity expenses; (iii) costs related to significant non-routine legal matters; (iv) the loss on early extinguishment of debt related to the redemption of debt; (v) the impact of the step-up of acquired inventory not associated with the DPS Merger; and (vi) tax reform associated with the Tax Cuts and Jobs Act of 2017.

Reconciliation of Certain Non-GAAP Information (unaudited)

(in millions)	For the Year Ended December 31, 2023		
	Income from Operations	Net Income	Diluted EPS
Reported	$3,192	$2,181	$ 1.55
Items Affecting Comparability:			
Mark to market	8	4	—
Amortization of intangibles	137	103	0.07
Amortization of deferred financing costs	—	1	—
Amortization of fair value debt adjustment	—	14	0.01
Stock compensation	17	11	0.01
Restructuring - 2023 CEO Succession and Associated Realignment	35	26	0.02
Productivity	259	196	0.14
Impairment of intangible assets	2	2	—
Non-routine legal matters	5	4	—
Transaction costs	2	2	—
Change in deferred tax liabilities related to goodwill and other intangible assets	—	(26)	(0.02)
Adjusted	$3,657	$2,518	$ 1.79

(in millions)	For the Year Ended December 31, 2022		
	Income from Operations	Net Income	Diluted EPS
Reported	$2,605	$1,436	$ 1.01
Items Affecting Comparability:			
Mark to market	150	302	0.21
Amortization of intangibles	138	103	0.07
Amortization of deferred financing costs	—	2	—
Amortization of fair value debt adjustment	—	15	0.01
Stock compensation	5	6	—
Restructuring and integration costs - DPS Merger	172	131	0.09
Productivity	230	174	0.12
Impairment of intangible assets	477	351	0.25
Impairment of investment	—	9	0.01
Loss on early extinguishment of debt	—	166	0.12
Non-routine legal matters	13	10	0.01
COVID-19	14	10	0.01
Gain on sale of equity method investment	—	(38)	(0.03)
Gain on litigation	(271)	(203)	(0.14)
Transaction costs	1	1	—
Change in deferred tax liabilities related to goodwill and other intangible assets	—	(80)	(0.06)
Foundational projects	4	3	
Adjusted	$3,538	$2,398	$ 1.68

(in millions)	For the Year Ended December 31, 2021		
	Income from Operations	Net Income	Diluted EPS
Reported	$2,894	$2,146	$ 1.50
Items Affecting Comparability:			
Mark to market	(57)	(44)	(0.03)
Amortization of intangibles	134	103	0.07
Amortization of deferred financing costs	—	5	—
Amortization of fair value debt adjustment	—	14	0.01
Stock compensation	18	3	—
Restructuring and integration costs - DPS Merger	202	155	0.11
Productivity	163	123	0.09
Impairment of investment	—	62	0.04
Loss on early extinguishment of debt	—	81	0.06
Non-routine legal matters	30	23	0.02
COVID-19	37	28	0.02
Gain on sale of equity method investment	—	(400)	(0.28)
Transaction costs	2	2	—
Change in deferred tax liabilities related to goodwill and other intangible assets	—	(19)	(0.01)
Malware incident	(2)	(2)	—
Adjusted	$3,421	$2,280	$ 1.60

(in millions)	For the Year Ended December 31, 2020		
	Income from Operations	Net Income	Diluted EPS
Reported	$2,480	$1,325	$0.93
Items Affecting Comparability:			
Mark to market	(28)	—	—
Amortization of intangibles	133	98	0.07
Amortization of deferred financing costs	—	8	0.01
Amortization of fair value debt adjustment	—	18	0.01
Stock compensation	27	22	0.02
Restructuring and integration costs - DPS Merger	199	150	0.11
Productivity	128	95	0.07
Impairment of intangible assets	67	52	0.04
Impairment of investment	—	77	0.05
Loss on early extinguishment of debt	—	3	—
Non-routine legal matters	57	43	0.03
COVID-19	128	97	0.07
Adjusted	$3,191	$1,988	$1.40

(in millions)	For the Year Ended December 31, 2019	
	Net Income	Diluted EPS
Reported	$1,254	$0.88
Items Affecting Comparability:		
Mark to market	3	—
Amortization of intangibles	92	0.06
Amortization of deferred financing costs	9	0.01
Amortization of fair value debt adjustment	20	0.01
Stock compensation	18	0.01
Restructuring and integration costs - DPS Merger	186	0.13
Productivity	73	0.05
Inventory step-up	2	—
Loss on early extinguishment of debt	9	—
Non-routine legal matters	37	0.03
Transaction costs	18	0.01
Malware incident	6	—
Adjusted	$1,727	$1.22

(in millions)	Pro Forma For the Year Ended December 31, 2018	
	Net Income	Diluted EPS
Reported	$1,099	$0.78
Items Affecting Comparability:		
Mark to market	56	0.04
Amortization of intangibles	90	0.06
Amortization of deferred financing costs	6	—
Amortization of fair value debt adjustment	16	0.01
Stock compensation	17	0.01
Restructuring and integration costs - DPS Merger	127	0.09
Productivity	21	0.01
Inventory step-up	2	—
Loss on early extinguishment of debt	10	0.01
Non-routine legal matters	16	0.01
Transaction costs	5	—
Tax reform	(7)	—
Adjusted	$1,458	$1.04

Reconciliation of Free Cash Flow (unaudited)

(in millions)	Twelve Months Ended December 31,					
	2019	2020	2021	2022	2023	Total
Net cash provided by operating activities	$2,474	$2,456	$2,874	$2,837	$1,329	
Purchases of property, plant and equipment	(330)	(461)	(423)	(353)	(425)	
Proceeds from sales of property, plant and equipment	247	203	122	168	9	
Free Cash Flow	$2,391	$2,198	$2,573	$2,652	$ 913	$10,727

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